5/19

08002702

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME alibaba.com

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAY 27 2008 E

THOMSON REUTERS

FILE NO. 82- 35231

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 5/21/08

082-35131



ARLS
12-31-07


Bags, cases & garments
Member since 2003 (supplier)
Mary, China
Golf buggies & electric scooters
Member since 2003 (supplier)
Qiutian, China
Alibaba.com
阿里巴巴
Grady, Hong Kong
Consumer electronics
Member since 2005 (supplier)
Tushar, India
Pharmaceutical components
Member since 2004 (buyer)

2010 | 2007

# Alibaba.com Limited
# 阿里巴巴網絡有限公司

Incorporated in the Cayman Islands with limited liability

Stock Code: 1688

# 2007 Annual Report


Revenue
RMB' million
China marketplace
International marketplace
07


Profit attributable to equity owners
RMB' million
1,000
800
600
400
200
0
07


Recurring operating profit[1]
RMB' million
Percent (%)
Recurring operating profit
Recurring operating profit margin
50
40
30
20
10
0
07


Total registered users
000's
China marketplace
International marketplace
07


Total paying members
000's
320
240
160
80
0
China marketplace
International marketplace
07


Total storefronts
000's
China marketplace
International marketplace
04
06
07


Recurring free cash flow[2]
RMB' million
07

Note:

1 Recurring operating profit represents profit from operations as presented in our consolidated income statement excluding share-based compensation for all years and excluding expenses relating to non-B2B business in 2004 to 2006. This financial metric is not a measure of financial performance under International Financial Reporting Standards ("IFRS") but we consider it an important financial measure.

2 Recurring free cash flow represents net cash flow generated from operating activities as presented in our consolidated cash flow statement less purchase of property and equipment, and excludes one-off payments and other operating income or expenses which are of non-cash nature. This financial metric is not a measure of financial performance under IFRS but we consider it an important financial measure.

# Financial and Operational Highlights

| | 2007 | 2006 | Change |
|---|---|---|---|
| Revenue (RMB'000) | 2,162,757 | 1,363,862 | +59% |
| Profit attributable to equity owners (RMB'000) | 967,795 | 219,938 | +340% |
| Earnings per share (HK$) | 20.41 cents | 4.46 cents | +358% |
| Registered users | 27,599,959 | 19,764,226 | +40% |
| International marketplace | 4,405,557 | 3,115,153 | +41% |
| China marketplace | 23,194,402 | 16,649,073 | +39% |
| Storefronts | 2,956,846 | 2,072,765 | +43% |
| International marketplace | 697,563 | 514,891 | +35% |
| China marketplace | 2,259,283 | 1,557,874 | +45% |
| Paying members | 305,545 | 219,098 | +39% |
| Gold Supplier members | 27,384 | 18,682 | +47% |
| International TrustPass members | 12,152 | 10,843 | +12% |
| China TrustPass members | 266,009 | 189,573 | +40% |

Strong growth of revenue by **59%** to RMB2,163 million, mainly attributable to the increase in paying members and average spending per paying member

Profit attributable to equity owners increased by **340%** to RMB968 million

Earnings per share increased by **358%** to HK$20.41 cents

Total registered users increased by **40%** to 27.6 million

Total storefronts increased by **43%** to 3.0 million

Total paying members grew by **39%** to over 305,000

## Vision

To make it easy to do business anywhere

To be an essential partner to all business people

To build a company that lasts 102 years

## Values

Customer First

Teamwork

Embrace Change

Integrity

Passion

Commitment

2005 | 2002 | 1999





world's leading
online marketplace
for international trade

# Contents

# Corporate Information

## BOARD OF DIRECTORS

**Chairman and Non-executive Director**
MA Yun, Jack

**Executive Directors**
WEI Zhe, David *(Chief Executive Officer)*
WU Wei, Maggie *(Chief Financial Officer)*
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

**Non-executive Directors**
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

**Independent Non-executive Directors**
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

## BOARD COMMITTEES

**Audit Committee**
KWAUK Teh Ming, Walter *(Chairman)*
LONG Yong Tu
TSAI Chung, Joseph

**Remuneration Committee**
NIU Gen Sheng *(Chairman)*
KWAUK Teh Ming, Walter
TSAI Chung, Joseph

**Nomination Committee**
MA Yun, Jack *(Chairman)*
LONG Yong Tu
NIU Gen Sheng

## AUTHORIZED REPRESENTATIVES
WU Wei, Maggie
CHOW LOK Mei Ki, Cindy

## QUALIFIED ACCOUNTANT
CHOW LOK Mei Ki, Cindy *CPA (Hong Kong), CPA (USA)*

## COMPANY SECRETARY
WONG Lai Kin, Elsa *Solicitor (Hong Kong)*

## AUDITORS
PricewaterhouseCoopers
Certified Public Accountants

## COMPLIANCE ADVISER
NM Rothschild & Sons (Hong Kong) Limited

## LEGAL ADVISERS
Freshfields Bruckhaus Deringer *(as to Hong Kong law)*
Sullivan & Cromwell LLP *(as to United States law)*
Fangda Partners *(as to PRC law)*
Maples and Calder *(as to Cayman Islands law)*

## PRINCIPAL BANKERS IN CHINA (IN ALPHABETICAL ORDER)
Bank of China Limited
China Merchants Bank
Industrial and Commercial Bank of China Ltd.

## PRINCIPAL BANKER IN HONG KONG
The Hongkong and Shanghai Banking Corporation Limited

## REGISTERED OFFICE
Trident Trust Company (Cayman) Limited
Fourth Floor, One Capital Place
P.O. Box 847GT, Grand Cayman
Cayman Islands

## CORPORATE HEADQUARTERS

6th Floor, Chuangye Mansion
East Software Park
99 Huaxing Road
Hangzhou 310099
China

## PLACE OF BUSINESS IN HONG KONG

20th Floor, Jubilee Centre
18 Fenwick Street
Wanchai
Hong Kong

## CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman KY1-1106
Cayman Islands

## HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

## WEBSITE ADDRESS

www.alibaba.com (International marketplace)
www.alibaba.com.cn (China marketplace)

## STOCK CODE

1688

# Milestones

Jack Ma, our lead founder and chairman, and 18 other founders launched Alibaba.com in his Hangzhou apartment in 1999. Originally, Alibaba.com operated as a bulletin board service for businesses to post buy and sell trade leads, and later became a vibrant marketplace for small and medium enterprises around the world to identify potential trading partners and interact with each other to conduct business online. Alibaba.com was listed on the Main Board of the Hong Kong Stock Exchange on November 6, 2007 and is the flagship business of Alibaba Group.

## 1999

Established Alibaba Group

## 2000

**October**

Launched Gold Supplier membership to serve China exporters

## 2001

**August**

Launched International TrustPass membership to serve exporters outside China



## 2002

**March**
Launched China TrustPass membership to serve SMEs engaging in domestic China trade

**July**
Launched keyword services on our international marketplace

## 2003

**November**
Launched TradeManager instant messaging software to enable users to communicate in real time on our marketplaces

## 2005

**March**
Launched keyword bidding service on our China marketplace

## 2007

**March**
Launched branded advertisements on our China marketplace

**September**
Started distributing Alisoft Export Edition in three major regions

Launched premium placement display on our China marketplace

**October**
Launched SME loan in collaboration with China Construction Bank and Industrial and Commercial Bank of China

**November**
Successfully listed on the Main Board of the Hong Kong Stock Exchange

**December**
Re-launched our upgraded Alibaba Japan marketplace

## 2008

**March**
Became a constituent stock of Hang Seng Composite Index Series and Hang Seng Freefloat Index Series


Alibaba.com

$ 1,000,000


# Awards and Recognitions

| Awardee | Award | Organization |
| --- | --- | --- |
| Alibaba.com Limited | 2007 Wharton Infosys Business Transformation Award | WIBTA |
| | 2007 The Best Equity Deal of the Year | FinanceAsia |
| | The Best IPO – 2007 | FinanceAsia |
| | Country Deals of 2007 – Hong Kong | Asiamoney |
| | The Most Respectful Chinese Enterprise – 2007 | The 5th Global Chinese Business Leader Summit |
| Jack Ma | The Best Business Leader – 2007 | BusinessWeek |
| | 2007 World's 30 Best CEOs | Barron's |
| David Wei | The Best CEO of the Year – 2007 | China Internet Weekly |




ACHIEVEMENT AWARDS
FinanceAsia

Awards

# Awards and Recognitions



Mr. Zhang-jun Fang
Hangzhou Benxin Apparel Co. Ltd.
"We use Alibaba.com to grow our business and expand our markets. We even make a lot of friends through Alibaba.com."
Mr. David Wilmot
Magic Marquee Ltd.
"I am a retailer and distributor from Scotland in the house and garden products sector. I also do commercial presentations on TV, so I am always looking for new products. Before I learned about Alibaba.com, I was using the Internet to find suppliers in China but there are some products I could only find on Alibaba.com. Since I joined two weeks ago, I have already made good new contacts with Alibaba suppliers and I hope to close a deal very soon."

# Global E-Commerce Leader

Alibaba.com – The world's leading B2B e-commerce company

# Chairman's Statement

Dear Alibaba.com shareholder,

Alibaba.com was founded in 1999 and it is our vision to sustain and grow our company for 102 years. Based on this vision, we were only eight years old when we became a public company in 2007. Our mission in these 102 years is: to make it easy for our users to do business anywhere. We are devoted to serving small to medium-sized enterprises (SMEs). We have so far only walked through eight short years; we are now listed and our mission will not change.

"Customer First

**The interests of our community of users and paying members always remain our first priority.**"

We aim to become a provider of e-commerce infrastructure for SMEs in China and Asia and, by using Alibaba.com's e-commerce platform, to create a global manufacturing, trading and servicing ecosystem within 10 years. We will embrace opportunities and challenges with an open mind and share prosperity together with our users.

The world economy and trading environment will not always remain bright. Every downturn in the market, while likely posing real challenges to larger enterprises, will create opportunities for SMEs. During the SARS epidemic in 2003, a large number of SMEs used e-commerce to conduct their business and not only managed to survive the difficult times but secured new business opportunities that had been previously dominated by big companies. Recently, I participated in the World Economic Forum in Davos and the APEC Business Advisory Council (ABAC). I observed that: in Davos, the leaders of multinational corporations were very concerned about the world economic outlook and the forecast of a potential economic downturn, while in the ABAC meeting, participants were in contrast upbeat about the opportunities that SMEs may leverage on. Regardless of changes in the market, we will uphold our mission to serve SMEs in all circumstances.



**Jack MA**
*Chairman*

Along with other members of Alibaba Group, we believe we are well-positioned to capture opportunities arising from the growth of SMEs in the future. In its overall strategic planning, Alibaba Group has now established multiple important fronts to facilitate SMEs doing business online, such as offering platforms for international trade, domestic trade and retail trade, and providing business services related to trading, transaction financing, online marketing and management software. In 2007, members of Alibaba Group, Taobao, Alipay and Alisoft became dominant leaders in online retail, online payment and "Software as a Service" areas, respectively. Alibaba Group's newly launched Alimama has also taken its first steps into the promising advertising market of SME websites. Leveraging on Alibaba Group's first-mover advantages in the e-commerce business, we will work closely with other members within Alibaba Group to achieve synergies together that can benefit our B2B business.

**We are well-positioned to capture opportunities arising from the growth of SMEs.**

At Alibaba.com, as with other members of Alibaba Group, we believe in encouraging continuous development of our senior managers. Elsewhere in this Annual Report, we discuss the substantial investment we make in our people. Recently, Alibaba Group has also completed some re-assignment of senior management as part of our long-term strategic development in human capital. We firmly believe that by strengthening our management team's international exposure, encouraging these senior managers to continuously learn and to enhance their skills and knowledge, and placing them in different positions within Alibaba Group, Alibaba Group will be able to groom world-class business leaders for its long-term sustainable development, as well as to build further synergies among our member companies. Such a human resources development strategy for Alibaba Group will in turn support our human capital development and provide a reserve of talent for Alibaba.com in the future.

From our investment in human capital to our investment in e-commerce infrastructure, and from our business planning to our putting decisions into action, it is easy to visualize our goal of creating long-term value for our customers, our employees and our shareholders. With careful planning, we are turning vision into reality.

**We are committed to creating long-term value for our customers, our employees and our shareholders.**

I would like to take this opportunity to welcome you as a new shareholder and express my appreciation to you for choosing to invest in Alibaba.com. Thank you for your foresight and determination, and for your trust. I also would like to extend my heartfelt gratitude to our customers, our employees and our board of directors.

I believe that 2008, which is our first year as a listed company, will be an exciting and successful year for all of us. We will make the most of this unique opportunity!

**Jack Ma**
*Chairman*

# CEO's Statement

Dear Alibaba.com shareholder,

Alibaba.com became a public company on November 6, 2007. At some point since then you have become our shareholder. In the past, we were a private company. As I write my first letter reporting to you, our new public shareholder, I ask myself again, "Why did we go public?"

The answer, as it was in November, is: branding, access to capital, and sharing our success.

To be more specific, an enhanced global brand will help us acquire a larger user base, creating an even greater network effect, and introduce us to more strategic partnership opportunities. Access to capital will enable the business to plan and build superior infrastructure over the long-term for SMEs and e-commerce. When investment opportunities arise, the business will be able to take advantage of them. We believe that sharing builds a base for bigger success. Sharing our success leads to rewards for our loyal employees, and sharing in the success of China's SMEs and e-commerce produces rewards for our public shareholders.

I always keep our mission and vision in mind: "to make it easy to do business anywhere" and "to make ours a business that lasts for 102 years". As a public company, such a mission is even more important. Now, just a few months after listing, we review our progress in carrying out that mission and in developing and growing the business.

“Team Work

**We expect our employees to collaborate as a team. We encourage input from our employees in the decision-making process.**”



**David WEI**
*Chief Executive Officer*

**2007 Financial highlights**

We achieved outstanding financial results in 2007. Our total revenue grew by 59% to RMB2,163 million, driven by a combination of strong growth in paying members and further improvement in average spending per paying member. Profit from operations grew by 200% to RMB804 million, which was mainly attributable to our increasing economies of scale. Our subscription business model has continued to generate substantial recurring free cash flow, which increased by 81% to RMB1,316 million and has again significantly exceeded our profit from operations. Deferred revenue and customer advances on our balance sheet reached RMB1,920 million at the end of 2007, RMB666 million more than that at the end of 2006, laying a solid foundation for growth in 2008.

**We continued to strengthen our position as the world's leading marketplace.**

**User base expansion**

In 2007, we continued to strengthen our position as the world's leading marketplace for international trade, and our China marketplace has become even more dominant. The number of registered users of our international marketplace reached 4.4 million at the end of 2007, which is 1.3 million more than that at the end of 2006. The number of registered users of our China marketplace has grown to 23 million at the end of 2007, which is broadly in line with the overall growth rate of Internet users in China. As a public company, we expect our branding to further enhance the network effect both domestically and internationally.

**Customer base expansion**

In 2007, we opened 15 new sales and customer service offices in 15 new cities in China including Hong Kong, extending our Gold Supplier service coverage to more potential customers. Our Gold Supplier customer number continued to grow, reaching 27,384 by the end of 2007, representing a 47% increase over 2006. We chose Hong Kong to be the first place to upgrade our international paying members from our International TrustPass service to our Gold Supplier package. With regard to domestic customer acquisition, the number of China TrustPass members grew to 266,009, a net increase of 76,436. We continued to improve our telemarketing and online sales efficiency in 2007 and successfully tested the use of resellers in some remote cities in China with low Internet penetration rates but large numbers of SMEs.

**Our six core values, governing everything we do, are an important part of the company's DNA.**

**Services enhancement**

In the fourth quarter of 2007, we started to offer all our paying members unlimited product listings and increased the number of free users' product listings. Both the level of activity and the satisfaction of our buyers and sellers have shown marked improvement in the first quarter of 2008. To accommodate this new offering, we unified two Gold Supplier packages originally based on different product listing numbers into one package priced at RMB50,000. At the same time, we launched a special care program for both first-year Gold Supplier members and China TrustPass members through our sales, customer service and call center staff. We believe that this offering will help new paying members use our platform better and improve our customer retention rate.

**Value-added services**

Our new unlimited product listing policy has significantly increased the number of our product listings on our website, and we are creating more sales opportunities for keyword purchasing from our Gold Supplier members. We have also further fine-tuned the pricing for different keywords and rankings. As for Gold Supplier members, we started distributing a web-based business exporter CRM and order management solution designed by our sister company, Alisoft, through our direct sales force in a few selected regions. The Alisoft solution has been well received by our Gold Supplier members, and we have generated additional commission revenue from this cross-selling activity.

From November 2007, we extended keyword bidding from top three ranking positions to top five ranking positions for China TrustPass members. From the second half of 2007 onwards, China TrustPass members can also purchase premium placement positions in various product categories. Both of these initiatives have helped increase average member spending.

Since March 2007 we have attracted a growing number of corporate advertisers on our China marketplace interested in marketing their brands to our powerful community of SMEs. Revenue from branded advertisements continues to grow steadily.

**People development**

In 2007, we had a net increase of 1,720 staff. The increase is proportionally allocated throughout sales, customer service, marketplace operation and engineering, as well as other support functions. As a result of our ongoing training programs, the productivity of our new sales force has been steadily improving. Our retention and career development schemes have enabled us to realize an employee turnover rate that is lower than the market average. We have also strengthened our management team by promoting experienced staff internally and attracting experienced talent from outside.

**Corporate social responsibility**

Our belief in corporate social responsibility is fundamentally embedded within Alibaba.com's business mission, which is to help SMEs in China and around the world.

This mission starts with creating trade opportunities to help SMEs survive and prosper, and helping to create millions of related jobs in the process. Moreover, we provide free e-commerce related training to thousands of SMEs and students to build up the necessary skills they need to participate in e-commerce. Beyond facilitating efficient online trading, in 2007 we began to help SMEs with online financing, which is another element critical to the survival and growth of SMEs. We are also raising environmental protection awareness among our employees and SME members by pioneering a number of environmentally friendly campaigns. For a full report of our initiatives to advance this important mission, please refer to our Corporate Social Responsibility report on pages 37 to 39 of this Annual Report.

**2008 Outlook**

Our 2008 strategy keywords are: Global, E-Commerce Infrastructure and Alibaba Ecosystem.

Our international marketplace is truly global and we plan to further improve our reach in developed countries such as Japan and emerging markets like India in 2008. Broadening our service geographically will further diversify our SME portfolio across different countries and will create new monetization opportunities. Regardless of economic fluctuations, SMEs will continue to benefit from the rise of dispersed manufacturing which generates increasing demand for cross-border business-to-business interactions. E-Commerce will be an important facilitator of this trend.

Our China marketplace will continue to benefit from increasing domestic demand. To benefit from this growth, we aim to be the destination of choice for all SMEs to start their Internet presence and to become the premier e-commerce infrastructure for SMEs in China.

We will continue to work closely with our sister companies, such as Alisoft, Alipay and Taobao, to provide more packaged services for SMEs and create more cross-selling opportunities. The Alibaba ecosystem is more than achieving synergy between ourselves and our sister companies. We will continue to open our platform to other service providers to leverage on our strong marketplace and to offer other SME applications to our member community.

We remain positive about the long-term growth of our business. In 2008, we plan to continue to invest part of our profits and capital into global expansion, new product development, customer support services and, most importantly, in our people.

**Thank you**

We had a remarkable year in 2007! I would like to take this opportunity to express my heartfelt gratitude to our loyal users and members, our talented and passionate employees, and our supportive fellow directors and shareholders.

**David Wei**

*Chief Executive Officer*



Mr. Qin Yang
Telecast Technology Co.,Ltd.
"I'm proud of being a SME that is able to win business from well-known international companies through Alibaba.com"
Mr. Medjdoub
Sdv Trade Sarl
"My company has been using Alibaba.com to find new buyers and to promote our products around the world. This platform is a great tool to help me develop my business without travelling expenses and offers me the ability to find new partners as if I were exhibitors of a trade show."

# Management Discussion and Analysis


Alibaba.com
Selling Leads
Products
Suppliers
Buyers
Trade Shows
Great Deals
Celebrate Chinese New Year with Alibaba.com
Get 10% OFF our Premium TrustPass Membership now!

**Our business success and rapid growth have been built on the spirit of entrepreneurship, innovation, and an unwavering focus on meeting the needs of our customers.**



**"Alibaba.com has become an important part of my life!"**

**Mr. Tian-rong Tong**
Dongguan Diva Fashion Garment Co.,Ltd
China

**"Our business volume has almost tripled after we began using Alibaba.com, now we have many customers sending us inquiries everyday."**



**Mr. Cheng-wei Zheng**
Fuzhou Fuyan Footwear Co Ltd.
China



## BUSINESS ENVIRONMENT

### Buoyant China economy

In 2007, bolstered by strong domestic consumption and robust global trade, China recorded GDP growth of 11.4%, with export growth significantly outpacing GDP. According to data released by the PRC Statistics Bureau, China's export volume grew 23.5% during the year to reach US$1,218 billion (RMB9,257 billion). The total trading volume of China in 2007 was US$2,174 billion (RMB16,522 billion), representing a 23% increase over the previous year.

### Growing importance of SMEs in China

With continued support from the China Government, the SME sector, which is Alibaba.com's target customer segment, remains vibrant. The China SME sector is a growth engine for the national economy. According to the National Development and Reform Commission, there were over 42 million SMEs and other private sector companies in China as of October 31, 2006. In addition to being fast-growing and significant in number, SMEs also formed a critical component of the overall China economy. As of the end of June 2007, the SME sector contributed around 60% of GDP and more than 53% of China's tax revenue, and employed over 75% of the available workforce in urban areas. The SME sector is clearly one of the most important building blocks for the China Government to develop a harmonious economy.

### Ever-increasing Internet access and broadband penetration

The rapid growth in Internet access and broadband penetration has also facilitated the growth of our business. In 2007, growth of the Internet market in China continued. According to China Internet Network Information Center, the number of Internet users in China grew by 53% to reach 210 million in 2007, and China's broadband Internet users also increased significantly by 80% to reach 163 million, representing a broadband penetration of 78%. This, together with China's buoyant economy and growing SME sector, generated strong demand for e-commerce activities.

### Leveraging more online e-commerce platforms

Against this backdrop, we saw an increasing number of SMEs use B2B online marketplaces or other e-commerce platforms to reach international consumers. According to iResearch, the number of SMEs using a third party B2B platform increased by 34% compared to 2006. The growing usage of the Internet for e-commerce activities among SMEs in China has led to, and the market expects this to further drive, significant increases in their online marketing budgets. Based on iResearch's estimates, SMEs are likely to spend more of their marketing budgets on online channels than in the past. It is expected that the proportion of online spending in marketing budgets of SMEs will double from 2006 to 2012.

Alibaba.com, as the leader in online B2B marketplaces with a large base of SME customers, is well poised to benefit from this favorable operating environment.



**"The use of TrustPass has helped my company generate a total revenue of RMB12 million and a net profit of over RMB1 million within half a year, with transaction volume growing at 100% per year."**

**Mr. Shu-cai Zhao**
Runpu Audio (Beijing) Technology Development Co.,Ltd.
China

**"Our business volume doubled after we became a TrustPass member."**



**Mr. Feng Shi**
Beijing Meijia Building Materials Factory
China

## BUSINESS REVIEW

2007 was again a year of solid growth for Alibaba.com, one in which we succeeded in growing our business on all major fronts. We continued to extend our dominant position as the world's leading marketplace for both international and China domestic trade. As of December 31, 2007, we had 27.6 million registered users, 3.0 million storefronts and a total of 305,545 paying members on our two marketplaces.

### International marketplace

During the year, we continued to see significant growth in our user base and revenue. Revenue from our international marketplace reached RMB1,547.7 million in 2007, an increase of 56.0% over 2006. This growth was mainly driven by an increase in members as well as the increased spending on value-added services by our paying members.

The robust growth in China's global trade volume was reflected in the growth of our registered users and paying members in 2007. Supported by more active global trade by SMEs in the international arena, the total number of registered users on our international marketplace grew 41.4% to 4.4 million during the year. Also, we further enhanced our branding through extensive marketing efforts during our initial public offering, which lifted the global awareness of our brand and services. We saw a significant growth in the number of registered users from countries outside Mainland China. Through proactive sales and marketing efforts, the expansion of our business to new markets, an increase in the number of sales people and the enhancement of our sales efficiency, we achieved a net increase of 10,011 new paying members during the year, giving us a total of 39,536 paying members as of December 31, 2007. Of these, over 30% are from countries outside Mainland China.



Alibaba.com established its first European office in Geneva, Switzerland in October 2007. The state councillor of Switzerland in charge of the Economy and Health Department and staff members of Alibaba.com celebrated at the inaugural ceremony.



**"Now my products are sold to more than ten European countries, and nearly all of the business is brought to us by Alibaba.com."**

**Mr. Xiang-ye Bao**
Shuyang Chengxin Wood Company
China

**"Alibaba.com is an important business tool for my company"**



**Mr. Kaoru Uno**
H and S Co Ltd
Japan



As part of the annual global "e-Businessmen of the Year" awards, Alibaba.com organized the "Hong Kong e-Businessmen of the Year" award ceremony in July 2007 to honor 10 outstanding Alibaba.com members from the Asia region.

## International marketplace operating data

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | **2007** |
| Registered users | 1,165,911 | 1,949,741 | 3,115,153 | **4,405,557** |
| Storefronts | 142,805 | 292,414 | 514,891 | **697,563** |
| Paying members[(1)] | 11,450 | 19,983 | 29,525 | **39,536** |
| Gold Supplier members | 6,435 | 12,192 | 18,682 | **27,384** |
| International TrustPass members | 5,015 | 7,791 | 10,843 | **12,152** |

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.



**"Alibaba.com opens the overseas market for us."**

**Mr. Guo-ran Song**
Hi-Stone Co., Ltd.
China

**"Alibaba.com makes our dreams come true!"**



**Mr. Naveed Ul Hassan**
Sangla Fashions
Pakistan

**International marketplace — geographic distribution of registered users (other than China) as of December 31, 2007**

| | Country or region | Number of registered users in country or region | Percentage of total registered users of our international marketplace |
|---|---|---|---|
| 1 | United States | 794,763 | 18.0% |
| 2 | European Union[1] | 399,680 | 9.1% |
| 3 | India | 368,304 | 8.4% |
| 4 | United Kingdom | 268,034 | 6.1% |
| 5 | Canada | 122,488 | 2.8% |

Note: (1) Excluding the United Kingdom

We are devoted to developing and maintaining our sales infrastructure. In 2007, we expanded our geographical coverage substantially by opening 15 new offices in both coastal and inland cities in China, giving us a presence in 30 cities across the country, including Hong Kong. In the fourth quarter of 2007, we unified Gold Supplier membership fees to RMB50,000 and upgraded our Gold Supplier product features by allowing unlimited product listings and providing a video recording service. This change was well-received by our customers. We believe this product enhancement was a win-win strategy for Alibaba.com and our customers. While it increased the satisfaction of both buyers and sellers through the highly sought after product features, it also accelerated sales conversion. The simplified package helped raise the efficiency of the selling process and, more importantly, the unlimited product listing increased the opportunities for keyword sales. We expect keyword sales penetration will continue to grow in 2008.

**Overseas expansion**

In 2007, we began to more actively explore overseas markets, strengthening the network effect of our marketplace as well as increasing the number of international members to further create revenue opportunities. In April 2007, we suspended new International TrustPass sales in Hong Kong and migrated to selling Gold Supplier membership to meet customers' demands. We are also looking forward to introducing Gold Supplier membership to other countries and regions, such as Taiwan, and to further diversifying our revenue sources beyond Mainland China.

We continued to drive the expansion of our overseas business for long-term, sustainable growth. In December 2007, we re-launched our upgraded Alibaba Japan marketplace (www.alibaba.co.jp), a Japanese language website that helps extend our reach to users in Japan, which was China's second largest trading partner in 2007. We are also in preparation with Softbank to form a joint venture to operate our Japanese website business.

In October 2007, we officially opened our first European branch office in Geneva. Our presence in Europe will make it easier for SMEs in the region to conduct international trade through Alibaba.com, and it will



**"Many Chinese speaking foreign customers found us via Alibaba.com. We have become the largest rubber ball manufacturer in China."**

**Ms. Qi-hui Ran**
Shanghai Xudong Rubber Ball Co Ltd
China

**"All of our new customers are coming from Alibaba.com, and we do not even need to reach out to them."**



**Ms. Xue-qin Jiang**
Cixi Shida Plastics Co Ltd
China

localize user services and facilitate our development of the global trade business, attracting new members as well as serving our customers better.

Meanwhile, we continue to explore potential business opportunities in other Asian countries. We made progress in India, where we conducted a survey to further understand the Internet industry there and its robust economy, paving the way for further development in India in 2008.

To facilitate sourcing through our global platform, we have established more country and regional channels in our international marketplace. For instance, in 2007, with the increasing number of Indian suppliers, we added a new India channel. Paying members from a particular country or region now have priority placement in their own country or regional channel. Together with the enhanced community features in the country channel, this feature significantly improves the appeal of our international marketplace to overseas users and members. We believe that tailoring our international website with higher country visibility is one way to raise our value to customers and make our marketplace increasingly attractive.

### Value-added services

Value-added services remain one of our key revenue streams. We continue to enhance the features of our core value-added service products, in particular keyword searching. As previously mentioned, the introduction of unlimited product listings for Gold Supplier members created more keyword sales opportunities, and hence value-added services growth. In the last quarter of 2007, we fine-tuned the pricing structure of keyword sales, differentiating the pricing of keywords and display positioning based on demand and ranking in search results. All these improvements have been well received by our customers. Looking ahead in 2008, we believe that revenue from value-added services generated by our established sales offices will continue to see promising growth, while paying customers in newly developed areas may start with the basic membership package first before value-added services adoption takes off.

### New products

Leveraging on our relationship with Alibaba Group, we have started cross-selling products developed by Alisoft Software (Shanghai) Co., Ltd ("Alisoft"), our sister company, to our SME customer base. In 2007, we became the exclusive distributor for Alisoft Export Edition, a web-based business exporter CRM and order management solution developed by Alisoft. We first launched this product in Jiangsu, Shanghai and Zhejiang and it was met with remarkable success. The revenue that we share with Alisoft serves as an incremental source of revenue for us and, more importantly, this product helps enhance the stickiness of our marketplace for our existing paying members. In 2008, we will continue to roll out the sales of Alisoft Export Edition to SMEs. We believe that this product will enjoy strong growth, although its contribution to total revenue may remain relatively small compared with our core revenue.

### Community

Parallel to the growth of our marketplaces, we also placed strong emphasis on the development of the community on our website. The B2B e-commerce community is a powerful tool to keep our users abreast of industry information and increase the stickiness of our website. Last year, we continued to run various kinds of online and offline community events for buyers and sellers. Collaborating with top tradeshow organizers worldwide, we brought top tier tradeshow combined with e-commerce promotion opportunities to our members. We formed our buyer service and development team in 2007 to facilitate a large number of renowned multi-national companies such as General Electric and Home Depot to source through Alibaba.com.



**"Six months after we joined China TrustPass, we completed a transaction in Malaysia with a value of RMB2.7 million!"**

**Mr. Qi-ao Yang**
Yuhuan Yayi Copper Co., Ltd.
China

**"90% of our domestic business is coming from our China TrustPass membership!"**



**Mr. Jun-jian Qian**
Taixing Fengling Musical Instruments Co.,Ltd.
China

### China marketplace

Both users and paying members in the China marketplace enjoyed strong growth in 2007. As of December 31, 2007, we had 23.2 million registered users in our China marketplace and 266,009 China TrustPass members, representing a net increase of 6.5 million registered users and 76,436 paying members, respectively, from 2006. The significant increase in revenue from our China marketplace was a result of accelerated paying member acquisition, increased penetration of value-added services and our revision in pricing of the basic fee from RMB2,300 to RMB2,800 per annum in April 2007. In addition, our business also benefited from new revenue generated from the sale of branded advertisements, which we started during the year.

### China marketplace operating data

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | **2007** |
| Registered users | 4,840,641 | 9,019,214 | 16,649,073 | **23,194,402** |
| Storefronts | 497,876 | 1,002,768 | 1,557,874 | **2,259,283** |
| China TrustPass members(1) | 66,472 | 121,631 | 189,573 | **266,009** |

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

The accelerated paying member acquisition was largely due to our increased telephone sales efforts to convert registered users into paying members and our successful trial of resellers in certain areas to acquire new China TrustPass members.

The use of resellers opened up a new source of SME business leads for us, and it proved to be an efficient way to cover regions with a significant SME presence but low Internet penetration. Looking ahead, we expect to extend the reseller business model for China TrustPass to more geographic locations.

To provide more value to our customers, during the year we upgraded key features in paying members' storefronts to allow more flexibility for users to customize their own storefronts. More importantly, this means SMEs can now enjoy having their own customized style and identity for their storefronts and at the same time leverage on the comprehensive functionality of the B2B marketplace.

### Value-added services

In 2007, we made good progress in value-added services sales on the China marketplace. In the fourth quarter of 2007, we launched a new value-added service for premium placement display, which opened up the inventory of promotional positions on the right side of the relevant search results. Keyword bidding has also gained momentum. In response to the demand and supply of our keyword bidding services, starting at the end of 2007 we enhanced the service by opening up two more positions for bidding, offering up to a maximum of five positions per keyword. We see great potential for value-added services in our China marketplace, and through innovative product development, we are poised to capitalize on these opportunities to drive further growth.

### Other products

Alibaba.com continues to be home to China's largest SME community. This is a valuable base to attract advertisers who wish to reach an SME audience. In 2007, we started monetizing the SME community by



**"Nearly all our domestic business is coming from Alibaba.com. While we receive inquiries everyday, we also receive more orders from our customers."**

**Mr. Hui-Cheng Zhou**
Qingdao Fumanxin Food Company
China



**"Alibaba.com gives us a bridge to big buyers."**

**Ms. Li Feng**
Tongxiang L&A Accessories Co., Ltd.
China

selling branded advertisements mainly on our home page and community pages. World-recognized brands such as HSBC, Samsung, IBM, Microsoft and BMW, and top Chinese brands such as Lenovo and China Netcom have all become our branded advertisement customers.

### Strategic initiatives

We are excited to embark on new initiatives together with two major Chinese banks as we seek to help solve the financing difficulties of SMEs. In the fourth quarter of 2007, we test-launched SME Internet financing in selected cities in cooperation with Industrial and Commercial Bank of China and China Construction Bank. As of February 2008, based on the good track record of our Gold Supplier members and China TrustPass members, the two banks offered more than RMB160 million in loans to our paying members as part of our cooperation agreement with them. We expect to roll out this initiative to other cities in 2008.

### Technology

Security and reliability are at the forefront of doing business online, and many new product features could not be made available without technological advances. We put a lot of emphasis on technological development in these areas. For instance, we further improved our infrastructure redundancy to ensure high availability, and we strengthened our technology platform and implemented security enhancements for our applications to provide better protection against security risks. During the year, we also introduced a number of enhancements, including new features for our search engines in both marketplaces such as smart recommendations and vertical search, and upgraded storefront features and appearance, bringing user experience to a new level. These enhancements further facilitated our value-added services growth.

### Sales and customer service

As of December 31, 2007, we had over 2,000 field sales people for Gold Supplier, and over 900 telephone sales people for China TrustPass, further strengthening the driving force for customer acquisition. During the period, we saw strong sales growth. In 2008, we will examine the potential of each geographical region to further implement our expansion strategies.

Enhancing customer service is an ongoing commitment at Alibaba.com. We have a strong and dedicated customer service team of over 550 people, serving our customers in both marketplaces. In 2007, after implementing a special care program for our first-year customers and helping new paying customers better utilize our platform, we started to see enhancement of renewal rates. By proper deployment of resources during the year, we significantly improved the efficiency of our customer service team.

As of December 31, 2007, we had a total of 5,292 employees.

## FINANCIAL REVIEW

We experienced significant growth in revenue and profitability in 2007. Total revenue increased to RMB2,162.8 million (2006: RMB1,363.9 million), representing an increase of 58.6% for the year ended December 31, 2007. Profit from operations increased by 199.6% to RMB804.3 million (2006: RMB268.5 million). Profit attributable to equity owners increased by 340.0% to RMB967.8 million (2006: RMB219.9 million). Profit attributable to equity owners in 2007 included non-recurring interest income of RMB350.5 million generated from the over-subscription proceeds retained during our initial public offering in Hong Kong in November 2007 and foreign exchange loss of RMB61.2 million principally from the translation of non-Renminbi cash proceeds raised from our initial public offering. Excluding these two items, our profit attributable to equity owners would have been RMB678.5 million, a 208.5% increase. Earnings per share increased 357.6% from HK$4.46 cents to HK$20.41 cents.



Mr. Wei Chen
Shenzhen Aomei Metal Co., Ltd.
China

**"We keep receiving orders via the Internet and have acquired many stable customers. Having been a TrustPass member for three years, we now have annual revenue of over RMB2 million."**

**"We have been a Alibaba.com member for four years and now 80-90% of our business comes from the Internet."**



Mr. Hong-hai Wang
SJZ Chem-Pharm Co., Ltd.
China

The following table presents, for the years indicated, the amounts and percentages of revenue of the major line items in our consolidated income statement:

| | **Year ended December 31,** | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Revenue | **2,162,757** | **100.0%** | 1,363,862 | 100.0% |
| Cost of revenue | **(280,113)** | **(13.0)** | (237,625) | (17.4) |
| Operating expenses | **(1,098,176)** | **(50.7)** | (875,653) | (64.2) |
| Other operating income | **19,877** | **0.9** | 17,912 | 1.3 |
| Profit from operations | **804,345** | **37.2** | 268,496 | 19.7 |
| Finance income, net | **345,099** | **16.0** | 22,892 | 1.7 |
| Income tax charges | **(181,649)** | **(8.4)** | (71,450) | (5.3) |
| Profit attributable to equity owners | **967,795** | **44.8%** | 219,938 | 16.1% |
| Share-based compensation expense | **152,077** | **7.0%** | 113,904 | 8.4% |
| Profit attributable to equity owners before share-based compensation expense | **1,119,872** | **51.8%** | 333,842 | 24.5% |
| Earnings per share (HK$) | **20.41 cents** | | 4.46 cents | |

## Our Results

### Basis of preparation

We completed a reorganization with Alibaba Group in 2007. Pursuant to this reorganization, assets and liabilities comprising Alibaba Group's B2B business were transferred to us. This reorganization was accounted for as a reorganization of business under common control, in a manner similar to a pooling-of-interests. The assets and liabilities transferred to us have been stated at Alibaba Group's historical carrying amounts. Our consolidated financial statements have been prepared as if we and our current corporate structure had been in existence at all dates and during the years presented.

Although our financial statements for the year ended December 31, 2006 did not include the revenue of Alibaba Group that was not related to the B2B business, they included expenses of Alibaba Group not related to the B2B business. These expenses were primarily related to certain marketing and administrative services provided to other businesses controlled by Alibaba Group.



**"We thank Alibaba.com for making our dreams come true!"**

**Ms. Jerry Hoe**
Guangdong Gemake Electric Appliance Co., Ltd.
China

**"Nowadays, I do not attend tradeshows anymore because we not only find business, but also understand the overseas market on Alibaba.com."**



**Mr. Sparkle Zhao**
Zhejiang Cifu Chemical Fiber Group Co., Ltd
China

The following table presents the breakdown of expenses of Alibaba Group that were not related to our B2B business but were included in our 2006 financial results:

| | Year ended December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Sales and marketing expenses | **—** | 83,186 |
| Product development expenses | **—** | 6,748 |
| General and administrative expenses | **—** | 47,573 |
| Total expenses not related to the B2B business | **—** | 137,507 |

**Revenue**

The following table presents, for the years indicated, a breakdown of revenue as well as the percentage of revenue:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| International marketplace | | | | |
| Gold Supplier members | **1,503,331** | **69.5%** | 967,858 | 71.0% |
| International TrustPass members | **32,825** | **1.5** | 24,011 | 1.7 |
| Other revenue | **11,539** | **0.6** | — | — |
| Sub-total | **1,547,695** | **71.6** | 991,869 | 72.7 |
| China marketplace | | | | |
| China TrustPass members | **594,098** | **27.5** | 369,653 | 27.1 |
| Other revenue | **20,964** | **0.9** | 2,340 | 0.2 |
| Sub-total | **615,062** | **28.4** | 371,993 | 27.3 |
| Total | **2,162,757** | **100.0%** | 1,363,862 | 100.0% |



**"Alibaba.com helps a small company like ours do big business."**

**Mr. Mou-qing Li**
Wendi Electric Appliances Manufactures Plant Ltd.
China

**"We thought about e-commerce during the SARS outbreak in 2003, and got it started with Alibaba.com. Now our total online business volume has reached over RMB5 million."**



**Mr. Ting Li**
Shanghai Huading Technical Education Equipment Co., Ltd.
China

We generate revenue primarily by selling membership packages and value-added services to suppliers participating in our international and China marketplaces.

Our total revenue increased from RMB1,363.9 million in 2006 to RMB2,162.8 million in 2007, representing a growth of 58.6%. This increase was mainly due to the expansion in the number of paying members in both our marketplaces as well as the increase in the average spending per paying member.

**International marketplace**

Revenue from our international marketplace primarily consists of:

- Revenue from the sale of Gold Supplier membership packages and value-added services, principally consisting of the sale of keywords and premium placements to Gold Supplier members;

- Revenue from the sale of International TrustPass membership packages; and

- Other revenue, which represents commission income we receive from Alisoft, a wholly-owned subsidiary of Alibaba Group, for cross-selling the software developed by Alisoft to our Gold Supplier members.

Revenue from our international marketplace increased by 56.0% from RMB991.9 million in 2006 to RMB1,547.7 million in 2007, primarily due to an increase in the number of Gold Supplier members, as well as an increase in the sale of value-added services. Furthermore, we commenced cross-selling software developed by Alisoft in 2007 and as a result, we recorded other income of RMB11.5 million, being commission income received from Alisoft.

**China marketplace**

Revenue from our China marketplace primarily consists of:

- Revenue from the sale of China TrustPass membership packages and value-added services, which mainly consist of keyword bidding and premium placements to China TrustPass members; and

- Other revenue, which principally consists of online placement services that allow companies to display online branded advertisements in our China marketplace.

Revenue from our China marketplace increased by 65.3% from RMB372.0 million in 2006 to RMB615.1 million in 2007, largely due to an increase in the number of China TrustPass members as well as an increase in membership price and the sale of value-added services such as keyword bidding and premium placements. In addition, the roll-out of sales of branded advertisements on our China marketplace during the year also contributed to the increase in revenue.

**Revenue recognition**

*Membership packages.* Our paying members typically enter into one-year or two-year membership contracts with us. We typically collect the full amount of our fees at the time we enter into the contract, and we initially record the amounts received as customer advances. After we enter into a membership contract, we begin producing storefronts for our paying members and our paying members are required to go through certain third party authentication and verification procedures. If a paying member does not pass the authentication and verification procedures, we refund the amount we received under the contract less the authentication and verification fees that we pay to the third party service


"We ride on Alibaba.com's influence in the buyer community. We post the latest products on Alibaba.com to attract potential buyers."

**Mr. King Jin**
Zhejiang Zhuguang Group Linhai Automatic Embroidery Equipment Co., Ltd.
China

provider and other related expenses. After we complete our production processes and the paying member passes the authentication and verification procedures, we display the paying member's storefront in our marketplaces, and the amounts paid by the paying member become non-refundable. When we display the paying member's storefront in our marketplaces, amounts previously recorded as customer advances are transferred to deferred revenue, and the revenue in respect of the membership package is recognized ratably over the term of the membership contract.

*Keyword Purchases and Premium Placements.* Our Gold Supplier members may purchase keywords to increase the exposure of their listings and storefronts on our international marketplace. We also offer our Gold Supplier members a premium placement service that allows them to promote their listings and storefronts on our international marketplace by displaying links at designated positions on our website. We initially record the fees we receive as customer advances. Once the value-added services becomes activated for the Gold Supplier member, we reclassify the amounts received as deferred revenue, and revenue from value-added services is generally recognized in respect of the service ratably over the term of the relevant Gold Supplier membership contract if the fair value of the membership package cannot be objectively measured. In the event the fair value of the value-added services can be objectively measured, service fees from such value-added services are recognized as revenue ratably over the contracted service period of the value-added services.

*Keyword Bidding and Premium Placements.* Our China TrustPass members may purchase additional keywords through a monthly program that allows members to bid for keywords at prices that are established by an auction mechanism. We collect fees for keyword bidding in the month the member makes a successful bid, and we recognize the revenue in respect of such service in the following month during which the service of displaying links to the paying member's storefront and listings in the relevant keyword search results is delivered. Similar to our international marketplace, we also offer our China TrustPass members a premium placement service that allows them to promote their listings and storefronts on our China marketplace at designated positions on our website. Fees collected from customers for premium placement are collected upfront and are recognized as revenue ratably over the service period.

**Cost of revenue and gross profit**

The following table presents, for the years indicated, a breakdown of cost of revenue and its components as a percentage of revenue:

| | **Year ended December 31,** | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Revenue | **2,162,757** | **100%** | 1,363,862 | 100% |
| Cost of revenue | | | | |
| Business taxes and surcharges | **(110,545)** | **(5.1)** | (69,394) | (5.1) |
| Authentication and verification expenses | **(20,031)** | **(1.0)** | (15,540) | (1.1) |
| Bandwidth and depreciation expenses | **(38,771)** | **(1.8)** | (30,983) | (2.3) |
| Staff costs and other expenses | **(110,766)** | **(5.1)** | (121,708) | (8.9) |
| Total | **(280,113)** | **(13.0)** | (237,625) | (17.4) |
| Gross profit | **1,882,644** | **87.0%** | 1,126,237 | 82.6% |

Our cost of revenue increased by 17.9% from RMB237.6 million in 2006 to RMB280.1 million in 2007. Included in the cost of revenue was share-based compensation expense of RMB13.7 million and RMB23.3 million in 2007 and 2006, respectively. Our cost of revenue increased mainly as a result of the continued expansion of our business. In particular:

- business taxes and related surcharges, as well as authentication and verification expenses, were higher as a result of the increase in revenue; and
- bandwidth and depreciation expenses were higher mainly because of increased user traffic on our websites (which required us to pay higher bandwidth and co-location fees) and additional servers and related computer equipment acquired.

As a percentage of revenue, cost of revenue decreased from 17.4% in 2006 to 13.0% in 2007 due to the increased economies of scale as well as a non-recurring expense of RMB30.0 million in 2006 which related to technology consultation and advisory fees paid to a subsidiary of Alibaba Group for the installation of an online payment platform on our China marketplace.

As a result of the foregoing, our gross profit margin improved from 82.6% in 2006 to 87.0% in 2007.

**Profit from operations**

Our profit from operations increased from RMB268.5 million in 2006 to RMB804.3 million in 2007, a growth of 199.6%. The increase was primarily due to the growth in revenue as well as an increase in economies of scale. As mentioned previously, operating expenses in 2006 included expenses of RMB137.5 million of Alibaba Group that did not relate to our B2B business. Excluding these expenses, our operating profit margin in 2006 would have been 29.8%, compared to that of 37.2% in 2007.

The following table presents, for the years ended, a breakdown of operating expenses as well as its components as a percentage of revenue:

| | **Year ended December 31,** | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Sales and marketing expenses | **736,813** | **34.0%** | 610,198 | 44.8% |
| Product development expenses | **131,495** | **6.1** | 105,486 | 7.7 |
| General and administrative expenses | **229,868** | **10.6** | 159,969 | 11.7 |
| Total operating expenses | **1,098,176** | **50.7%** | 875,653 | 64.2% |

**Sales and marketing expenses**

Our sales and marketing expenses increased by 20.7% from RMB610.2 million in 2006 to RMB736.8 million in 2007. Included in the sales and marketing expenses was share-based compensation expense of RMB49.7 million and RMB50.1 million in 2007 and 2006, respectively. Our sales and marketing expenses increased mainly as a result of increased staff costs, advertising and promotional expenses and sales commission. Sales and marketing expenses increased, in particular, in the second half of 2007, as we invested more in promotional activities in new regions that we expanded our business as well as in promotion of new products that we started to offer during the year. Sales and marketing expenses in 2006 included expenses of RMB83.2 million of Alibaba Group not related to our B2B business. Excluding such non-B2B expenses in 2006, sales and marketing expenses as a percentage of revenue decreased from 38.6% in 2006 to 34.0% in 2007, primarily due to economies of scale.

**Product development expenses**

Our product development expenses increased by 24.7% from RMB105.5 million in 2006 to RMB131.5 million in 2007. Included in the product development expenses was share-based compensation expense of RMB15.0 million and RMB16.3 million in 2007 and 2006, respectively. Product development expenses include a royalty fee paid to Alibaba Group with respect to technology licensed to us from Alibaba Group. The royalty fee is based on a certain percentage of our revenue. In addition, to continuously develop and enhance our products, we have increased the number of our engineers and, as required, the use of external professionals for third party software development. Product development expenses in 2006 included expenses of Alibaba Group not related to our B2B business of RMB6.7 million. Excluding such non-B2B expenses in 2006, product development expenses as a percentage of revenue decreased from 7.2% in the 2006 to 6.1% in 2007, which mainly reflects the increased economies of scale of our business.

**General and administrative expenses**

Our general and administrative expenses increased by 43.7% from RMB160.0 million in 2006 to RMB229.9 million in 2007. Included in the general and administrative expenses was share-based compensation expense of RMB73.7 million and RMB24.2 million in 2007 and 2006, respectively. Our general and administrative expenses increased mainly as a result of the expansion of our business in the second half of 2007. In particular, in contemplating the listing of our shares on The Stock Exchange of Hong Kong Limited as well as the continued growth of our business, we invested in building a strong management team with extensive industry and management experience and expertise. This increase in the number of administrative and management headcount led to an increase in staff costs, including share-based compensation. General and administrative expenses in 2006 included expenses of Alibaba Group not related to our B2B business of RMB47.6 million. Excluding such non-B2B expenses in 2006, general and administrative expenses as a percentage of revenue increased from 8.2% in 2006 to 10.6% in 2007 for the above-mentioned reasons.

**Other operating income**

Other operating income, primarily consisting of government grants, increased by 11.0% from RMB17.9 million in 2006 to RMB19.9 million in 2007. In 2007, we received grants from government authorities in the PRC of RMB17.2 million. In 2006, we received government grants of RMB13.5 million in relation to technology development in the PRC.

**Finance income, net**

Finance income mainly consisted of interest income and foreign currency exchange losses arising from appreciation of Renminbi against our non-Renminbi bank deposits. Interest income increased by 1,654.4% from RMB23.2 million in 2006 to RMB406.3 million in 2007, principally as a result of interest income of RMB350.5 million from the over-subscription proceeds retained by us during our initial public offering in Hong Kong in November 2007. In addition, we incurred a foreign exchange loss of RMB61.2 million (2006: RMB267,000), arising principally from revaluation of non-Renminbi cash proceeds raised from our initial public offering.

**Income tax charges**

Substantially all of our income tax expenses in 2006 and 2007 were related to PRC income tax incurred by our major operating subsidiary, Alibaba (China) Technology Co., Ltd. ("Alibaba China"). Each of Alibaba China and our other subsidiaries incorporated in China is subject to Enterprise Income Tax on its taxable income as reported in its statutory financial statements prepared under accounting principles generally accepted in China and adjusted in accordance with the relevant tax laws and regulations in China. Pursuant to these laws and regulations, for taxable years prior to January 1, 2008, foreign-invested enterprises incorporated in China are subject to Enterprise Income Tax at a statutory rate of 33% (30% national enterprise income tax plus 3% local income tax) unless they qualify for certain tax exemptions or reductions, such as those available to qualified high and new technology enterprises and software enterprises. In 2006 and 2007, Alibaba China, as a high and new technology enterprise, was entitled to a reduced national enterprise income tax rate of 15% pursuant to the Implementation Rules of the PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises issued on June 30, 1991. In 2006, Alibaba China did not receive any exemption or reduction of the local income tax. As a result, Alibaba China's applicable income tax rate was 18% (15% national enterprise income tax plus 3% local income tax). In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

Income tax charges increased by 154.2% from RMB71.5 million in 2006 to RMB181.6 million in 2007. This increase was primarily due to the increase in taxable profit from our operations in China. In 2006 and 2007, our effective tax rates were 24.5% and 15.8%, respectively. Share-based compensation expense arising from equity-based awards is not deductible for tax purposes. If we exclude the effects of such equity-based awards, our effective tax rates would have been 14.0% and 17.6% in 2007 and 2006, respectively.

On March 16, 2007, the National People's Congress approved the new Enterprise Income Tax Law (the "New EIT Law"). The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as high and new technology enterprises ("HNTE"). However, the detailed rules on the applicable requirements and procedures to apply for preferential tax treatment as HNTE have not yet been announced. In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, our management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of our board of directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of December 31, 2007. If Alibaba China does not obtain the formal HNTE designation in 2008, its applicable enterprise income tax rate will become 25% in 2008, which would have a negative effect on our future results.

**Depreciation of property and equipment**

Our depreciation expenses increased by 9.2% from RMB54.0 million in 2006 to RMB59.0 million in 2007, mainly due to the addition of property and equipment during the year.

The following table presents, for the years ended, the allocation of depreciation expenses and such expenses as a percentage of revenue:

| | **Year ended December 31,** | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Cost of revenue | **23,546** | **1.1%** | 21,056 | 1.6% |
| Sales and marketing expenses | **10,926** | **0.5** | 8,349 | 0.6 |
| Product development expenses | **10,995** | **0.5** | 9,931 | 0.7 |
| General and administrative expenses | **13,549** | **0.6** | 14,707 | 1.1 |
| Total depreciation expenses | **59,016** | **2.7%** | 54,043 | 4.0% |

**Share-based compensation expense**

We seek to structure our employee compensation packages to allow our employees to share the success of our business. Therefore, a large number of our employees have been granted certain equity awards. Alibaba Group also operates equity award plans pursuant to which our employees and the employees of Alibaba Group have been granted options to purchase shares of Alibaba Group or our shares held by Alibaba Group. In our consolidated financial statements, share-based compensation expense arising from the grant of equity-based awards by Alibaba Group to our employees is allocated to and included as part of our expenses. In 2006 and 2007, total share-based compensation expense was RMB113.9 million and RMB152.1 million, respectively. As a percentage of revenue, share-based compensation expense decreased from 8.4% in 2006 to 7.0% in 2007.

The following table presents, for the years ended, the allocation of share-based compensation expense and such expense as a percentage of revenue:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Cost of revenue | **13,718** | **0.6%** | 23,335 | 1.7% |
| Sales and marketing expenses | **49,668** | **2.3** | 50,068 | 3.7 |
| Product development expenses | **14,999** | **0.7** | 16,344 | 1.2 |
| General and administrative expenses | **73,692** | **3.4** | 24,157 | 1.8 |
| Total share-based compensation expense | **152,077** | **7.0%** | 113,904 | 8.4% |

**Profit attributable to equity owners**

We recorded a profit attributable to equity owners of RMB967.8 million in 2007, representing a 340.0% increase from RMB219.9 million in 2006. Earnings per share in 2007 was HK$20.41 cents, an increase of 357.6% from HK$4.46 cents in 2006.

## LIQUIDITY AND CAPITAL RESOURCES

**Treasury management**

We have maintained a treasury department, which reports to our chief financial officer, to monitor our current and expected liquidity requirements in accordance with the policies and procedures approved by our board. We have adopted prudent treasury management objectives, which include principal protection and maintaining sufficient liquidity to meet our various funding requirements in accordance with our strategic plans. In addition, we also aim to achieve a better return on our cash and to hedge against any foreign currency exchange risk. We have not used any derivative financial instruments to hedge foreign currency exchange risk or interest rate risk.

**Foreign currency exchange exposure**

Foreign currency exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate our businesses in different countries, substantially all of our revenue-generating and expense-related transactions are denominated in Renminbi which is our functional currency and that of most of our subsidiaries. Renminbi is not freely convertible into other foreign currencies. All foreign currency exchange transactions in China must be effected through either the People's Bank of China ("PBOC") or other institutions authorized by the PBOC to buy and sell foreign currencies. Following the completion of our initial public offering in November 2007, we hold a significant portion of our cash and cash equivalents in currencies other than Renminbi. Such foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of Renminbi against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of Renminbi against these foreign currencies may result in significant exchange loss which would be recorded in our income statement. In 2007, we incurred a foreign exchange loss of RMB61.2 million (2006: RMB0.3 million) arising principally from translation of non-Renminbi cash proceeds raised from our initial public offering to Renminbi as Renminbi appreciated. We will continue to actively manage our cash and cash equivalents to minimize any foreign exchange exposure.

**Interest rate exposure**

We have no interest-bearing borrowings. Our exposure to changes in interest rates is mainly attributable to our interest-bearing assets, including term deposits with original maturities of over three months and cash and cash equivalents.

**Credit risk exposure**

We consider our credit risk to be minimal as a substantial part of our income is prepaid by a diversified group of customers. The extent of our credit exposure is represented by the aggregate cash we hold at banks and at other financial institutions. All of our cash at banks is placed with financial institutions of sound credit quality.

**Capital structure**

We continue to maintain a strong financial position from healthy growth in recurring free cash flow from operations. This strong financial position is further enhanced by the proceeds raised from our initial public offering. Until now, we have not made any significant use of the proceeds raised from our initial public offering. In addition, as mentioned previously, we have been cautiously managing our cash to maintain a favorable return and to minimize any foreign exchange risk. As of December 31, 2007, we had cash and cash equivalents and term deposits with original maturities of over three months of RMB5,273.6 million, which was RMB3,784.7 million or 254.2% higher than that as of December 31, 2006. As of December 31, 2007, our cash and cash equivalents comprised 66.3% (2006: 98.8%) in Renminbi, 21.2% (2006: 0.4%) in Hong Kong dollars, 12.1% (2006: Nil) in Australian dollars and 0.4% (2006: 0.8%) in other currencies. The weighted average annual return on our cash and cash equivalents was 2.78% in 2007 (2006: 2.01%).

As of December 31, 2007, our total assets were RMB6,053.5 million (2006: RMB2,044.7 million), which were financed by shareholders' funds of RMB3,613.1 million (2006: RMB145.6 million), current liabilities of RMB2,370.2 million (2006: RMB1,862.0 million) and non-current liabilities of RMB70.2 million (2006: RMB37.1 million). Of the total liabilities, RMB1,919.8 million (2006: RMB1,254.0 million) represented deferred revenue and customer advances that we collected upfront from our customers. These upfront payments are included as liabilities because we have not yet provided services to earn the related revenue. Therefore, instead of imposing any obligations on us to pay customers, these liabilities provide an assured base for our future reported revenue. As of December 31, 2007, we had deferred revenue and customer advances of RMB1,919.8 million, which was RMB665.9 million or 53.1% more than that as of December 31, 2006.

Under PRC law, our operating subsidiaries in China are required to set aside a portion of their net income, if any, each year to fund certain non-distributable reserve funds. In 2007, an appropriation of RMB61.7 million (2006: RMB10.9 million) was made to certain statutory reserves by our subsidiaries in China. As of December 31, 2007, our Company's reserves available for distribution, calculated in accordance with the Companies Law of the Cayman Islands, amounted to RMB3,107.9 million.

**Cash Flow**

**Net cash generated from operating activities**

Net cash generated from operating activities was RMB1,409.2 million in 2007 which represented a 92.9% increase from RMB730.7 million in 2006. The increase in net cash generated from operating activities was principally the result of an increase in our profit from operations and deferred revenue associated with increased sales of our membership packages and value-added services, which were partially offset by an increase in income tax paid, a decrease in amounts due to related companies and an increase in prepayments, deposits and other receivables.

**Net cash used in investing activities**

Net cash used in investing activities was RMB101.9 million in 2007 compared to RMB794.4 million in 2006. Net cash used in investing activities during this period primarily represented payment to Alibaba Group Holding Limited for transferring the B2B business to us, purchases of property and equipment and prepayment of leasehold land use rights, which was substantially offset by interest income we received from the over-subscription proceeds during our initial public offering in Hong Kong.

In 2007, our capital expenditures increased by 44.6% to RMB139.8 million (2006: RMB96.7 million). The increase in capital expenditures was primarily due to the addition of computer equipment to meet our business growth, payment for leasehold land use rights for the piece of land in Hangzhou, China (RMB29.3 million) as well as the early phase of related construction costs (RMB17.6 million) for our new corporate campus on such land to accommodate our growth. We began the construction of the campus in the second half of 2007 and expect completion in late 2009.

### Net cash provided by (used in) financing activities

Net cash provided by financing activities was RMB2,626.9 million in 2007 (2006: net outflow of RMB196.6 million). The increase in net cash from financing activities was mainly due to the proceeds raised from our initial public offering.

## OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, we did not have any material off-balance sheet arrangements.

## PLEDGE OF ASSETS AND CONTINGENT LIABILITIES

As of December 31, 2007, none of our assets were pledged and we did not have any material contingent liabilities or guarantees.

# Employee Relations

One of the most valuable assets of Alibaba.com is our people – we call them "Aliren". In order to support sustainable business growth and the fulfilment of our mission, we strive to build a human resources process and environment that is respected by the industry and loved by our employees.

## THE TEAM

As of December 31, 2007, Alibaba.com had a total of 5,292 employees, representing a net increase of 1,720 employees during the year, including nearly 100 overseas employees based in Hong Kong, the United States and Europe.

## REMUNERATION

We strongly believe in rewarding performance and sharing success with our employees. In addition to providing a competitive base salary, commission, comprehensive benefits and retirement program, an annual performance-based bonus as well as a long-term share-based incentive plan are also key components of our total compensation mix. Our total employee costs for the year amounted to approximately RMB757 million.

## TRAINING & DEVELOPMENT

Alibaba.com can only be as good as its employees. To maintain and further strengthen our competitive advantage in such a competitive market, we are committed to helping our employees grow and develop together with our company.



The training programs at Alibaba.com fall broadly into three major categories: orientation and assimilation for new employees, professional skills training for existing employees of all levels and functions, and management skills training for managerial employees. Top executives are directly involved in offering training programs and sharing best practices.

We are also committed to building a strong succession planning process and a solid talent bench, which is critical for the continuous and sustainable growth of Alibaba.com.

## CULTURE DEVELOPMENT

Alibaba.com has a solid and very strong company culture that is built on the foundation of our six core values: Customers First, Teamwork, Embrace Change, Integrity, Passion and Commitment. These core values are the DNA of Alibaba.com as well as key criteria of our employee annual performance evaluation. These six core values also support the development of Alibaba.com and make it a fun place to work.



# Corporate Social Responsibility – Alibaba.com in the Community



Alibaba.com co-hosts the AliFest every year, bringing together entrepreneurs and SMEs from China and abroad to share their e-commerce experience.

## SUPPORTING SMES AND CREATING BUSINESS OPPORTUNITIES WORLDWIDE

Alibaba.com is playing an important role in helping SMEs in China and around the world participate in global trade and become more competitive. We are creating jobs and opportunities for millions of companies by giving them a cost effective platform to market their products, find quality suppliers and grow their business.

In early 2007, we entered into a partnership with Industrial and Commercial Bank of China and China Construction Bank to provide business loans and financial consulting services to SMEs. Under the program, Alibaba.com provides the online transaction history and trust rating of SMEs to the banks. This online financial solution has helped Chinese companies with limited assets or credit history secure financing to expand their business. Many SMEs have benefited from the program since it was launched.

## TRAINING PROGRAMS AND COMMUNITY EDUCATION

As a pioneer of the industry, we have invested substantial resources into teaching people about the power of e-commerce. We established a training institute called Ali-college to provide free training courses to our members in different cities around China on how to use Alibaba.com and the Internet to grow their business. We also organize management training programs for our members, and our executives regularly speak at conferences around the world to share our experience in global sourcing.

Ali-college collaborates with 48 universities across China to run professional e-commerce courses for students and provide them with a "Certificate of Alibaba E-Commerce". We are currently in talks with another 100 tertiary institutes in China to extend this program.



AliFest features an outdoor festival of exhibitions and booths designed to enhance citizens' knowledge of e-commerce.

To help bridge the talent gap between companies looking for staff experienced in the Internet business and graduates looking for a job, in November 2007, Alibaba.com launched an "E-Commerce Talent Placement" program. Since the initiative was launched, we have successfully offered job opportunities to more than 400 high school graduates and helped over 200 SMEs fill positions. Following the overwhelmingly positive response we have received from both sides, we will continue this program in 2008.

Every year, Alibaba.com co-hosts the China e-Businessmen Summit ("AliFest") with Alibaba Group, the Hangzhou municipal government and the China E-Commerce Association in Hangzhou, China. The two-day annual event has become a significant platform for business people to exchange ideas about e-commerce. In 2007, the event brought together over 30,000 entrepreneurs and SMEs from China and abroad. The event culminates in an award ceremony in which 10 e-businessmen are recognized for their contributions to e-commerce and the community. This well-recognized program called the "eBusinessmen of the Year" awards will be expanded to a few different regions around the world in 2008.

## COMMUNITY VOLUNTEERING

In November 2006, Alibaba.com launched "Ali-Help" (阿里帮帮), a free, easy-to-use platform for our Chinese members to help each other solve trading problems. Not only has Ali-Help developed into an active exchange for business tips, but it is also a round-the-clock help desk for members to assist others needing business advice.

In August 2007, Alibaba.com joined hands with China Charity Federation to run the "Caring Keyword Bidding Campaign" whereby our members donated one Renminbi for every successful keyword bid on our China marketplace. Our donations helped subsidize medical fees for congenital heart disease sufferers.

Inspired by our corporate culture of giving back to society, Alibaba employees initiated a volunteer campaign in September 2007 called "Giving With Love" (愛心派活動). Close to 300 volunteers from Alibaba Group joined the campaign to help the needy. The campaign volunteers made weekly visits to community care centers for deaf children to help them improve their communication skills. The "Giving with Love" group also visited children welfare centers and organized clothing and medicine donations for rural villages.



Initiated by Alibaba employees, the "Giving With Love" volunteer campaign donated clothes and other necessities to the fire-struck Miao villagers in Yunnan, China in December 2007.



The volunteer activity received overwhelming support from Alibaba employees, successfully collecting 25 bags of relief materials and 10 cartons of clothes, blankets and medicine.

## ENVIRONMENTAL PROTECTION

In addition to education and community volunteering, environmental protection is another key focus of our corporate social responsibility efforts. We promote environmental issues from within the organization by running a series of campaigns under the name "Orange Alibaba, Green Earth" (橙色阿里・綠色地球), which are aimed at promoting energy and resource conservation by our employees. We also launched a "Tradeshow Alliance Environmental Protection Fund" in October 2007 to promote environmentally friendly and energy efficient tradeshows. The proceeds were donated to the China Environmental Protection Foundation.

## LOOKING FORWARD

Alibaba.com will continue to focus on the above initiatives in 2008 in order to have a positive impact on SMEs around the world and society as a whole. All our employees will be encouraged to incorporate the spirit of corporate social responsibility into their daily operations, making it an inseparable part of our corporate DNA.

# Biographical Details of Directors and Senior Management



## Chairman and Non-executive Director

**Mr. MA Yun, Jack**, aged 43, is our chairman and non-executive director. Mr. Ma is the lead founder and a director of Alibaba Group Holding Limited (formerly known as Alibaba.com Corporation, "Alibaba Group"), our holding company and has been its chairman and chief executive officer since its inception in 1999. Mr. Ma is responsible for the overall strategy and focus of Alibaba Group and our company. He is also a director of a number of our subsidiaries. Mr. Ma is a pioneer in the Chinese Internet industry, founding China Pages, one of the first Internet-based directories in China, in 1995. From 1998 to 1999, Mr. Ma headed an information technology company established by the China International Electronic Commerce Center, a department of the Ministry of Foreign Trade and Economic Cooperation. Mr. Ma currently serves on the board of SOFTBANK CORP., a leading digital information company that is publicly traded on the Tokyo Stock Exchange. As a respected business leader, Mr. Ma was chosen by the World Economic Forum as a "Young Global Leader" in 2001, selected by China Central Television and its viewers as one of the "Top 10 Business Leaders of the Year" in 2004, and selected as one of the "25 Most Powerful Businesspeople in Asia" by Fortune Magazine in 2005. Mr. Ma is also a member of APEC Business Advisory Council, which was established by the Asia-Pacific Economic Cooperation, or APEC, in 1995 as the vehicle for formalizing private sector participation in APEC. Mr. Ma holds a Bachelor's degree in English from Hangzhou Teacher's Institute.



## Executive Directors

**Mr. WEI Zhe, David**, aged 37, is an executive director and our chief executive officer. He is also a director of a number of our subsidiaries. Mr. Wei joined Alibaba Group in November 2006 as the president of the B2B business division and as an executive vice-president of Alibaba Group. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. Under Mr. Wei's leadership, B&Q China grew to become China's largest home improvement retailer. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher's China sourcing office, Kingfisher Asia Ltd. Mr. Wei served as the managing director and head of Investment Banking for Orient Securities Co. from 1998 to 2000, and as a corporate finance manager at Coopers & Lybrand, now part of PricewaterhouseCoopers, from 1995 to 1998. Mr. Wei holds non-executive directorship positions in HSBC Bank (China) Company Limited and the China Advisory Board of IMI plc, a FTSE 250 company. He was appointed as a non-executive director of The Hongkong and Shanghai Banking Corporation Limited on January 1, 2008. Mr. Wei holds a Bachelor's degree in International Business Management from Shanghai International Studies University.



**Ms. WU Wei, Maggie**, aged 39, is an executive director and our chief financial officer since July 2007. She is also a director of a number of our subsidiaries. Prior to joining our company, Ms. Wu was an audit partner at KPMG's Beijing Office. In her 15 years with KPMG, Ms. Wu was the lead audit partner on audits for the initial public offerings and annual audits of several Chinese companies listed overseas and provided audit, accountancy and advisory services to many multinational corporations. She is a member of the Association of Chartered Certified Accountants (ACCA) and a member of the Chinese Institute of Certified Public Accountants. Ms. Wu holds a Bachelor's degree in Accounting from Capital University of Economics and Business.



**Ms. DAI Shan, Trudy**, aged 31, is an executive director and senior vice president of business operations of our company and is responsible for managing sales, customer service and marketing. Ms. Dai is one of the founders of Alibaba Group and has been involved in our operations since our inception. She has an intricate knowledge of our business, having held numerous management positions in our customer service, sales and user interface departments from 1999 to 2001. From 2002 to 2005, Ms. Dai served as senior sales director of China Trustpass in our China marketplace division, building up our China telephone sales teams now consisting of more than 800 personnel. She was eventually promoted to general manager of our Guangdong branch in 2005, in charge of both field and telephone sales, marketing and human resources in Guangdong Province. Ms. Dai holds a Bachelor's degree in Engineering from Hangzhou Institute of Electrical Engineering.



**Ms. PENG Yi Jie, Sabrina**, aged 29, is an executive director and vice president of our company and is responsible for the management of our website operation and development organizations. Ms. Peng has been with our company since 2000 and was the architect behind our China Trustpass product, having successfully led a team which marketed the product to hundreds of thousands of SMEs in China. Prior to her current position, Ms. Peng served as the director of the customer service department in our China marketplace division from 2004 to 2005, and as head of our China web operation department from March 2006 to February 2007. Ms. Peng holds a Bachelor's degree in English for Special Purpose and a Bachelor's degree in International Trading from Xi'an Jiaotong University.



**Mr. XIE Shi Huang, Simon**, aged 37, is an executive director and senior investment director of our company. Prior to his current position, Mr. Xie served as head of the product development department for our international marketplace division. Mr. Xie is one of the founders of Alibaba Group and has held numerous management positions in the operations of the B2B marketplaces since 1999, including director of business development from 2000 to 2002, director of operations and development for our international marketplace division from 2002 to 2004 and was the senior director in the same division from 2004 to 2006. Before joining Alibaba Group, Mr. Xie worked with our chairman, Jack Ma, at an information technology company established by China International Electronic Commerce Center, a department of Ministry of Foreign Trade and Economic Cooperation, as financial controller. Mr. Xie holds a Bachelor's degree in Engineering from Shenyang University of Technology.

## Non-executive Directors



**Mr. TSAI Chung, Joseph**, aged 44, is a non-executive director. He is also a director of a number of our subsidiaries. Mr. Tsai is one of the founders, as well as a director and the chief financial officer of Alibaba Group. He has been responsible for many milestones of Alibaba Group, including spearheading the establishment of Alibaba Group's Hong Kong operations in 1999 and leading the negotiations for acquisition of Yahoo! China and Yahoo!'s investment in Alibaba Group in 2005. He held the position of chief operating officer of Alibaba Group from 1999 to 2000 before assuming his current role. Prior to joining Alibaba Group, Mr. Tsai was a vice president and senior investment manager focused on Asian private equity from 1995 to 1999 at Investor Asia Limited, a subsidiary of Investor AB, the largest industrial holding company in the Nordic region. From 1994 to 1995, Mr. Tsai served as a vice president and the general counsel of Rosecliff, Inc., a New York-based buy-out firm, and from 1990 to 1993 practiced tax law as an associate with Sullivan & Cromwell LLP in New York. Mr. Tsai is a member of the New York State Bar. He holds a Bachelor's degree in Economics and East Asian Studies from Yale University and a Juris Doctor degree from Yale Law School.



**Mr. TSUEI, Andrew Tien Yuan**, aged 47, is a non-executive director. He was also a non-executive director of Taobao Holding Limited, a subsidiary of Alibaba Group. Mr. Tsuei was formerly senior vice-president of Wal-Mart Stores, Inc. From 2001 to 2007, he was managing director of Wal-Mart's Global Procurement Division, where he oversaw the global procurement operations of Wal-Mart, which has a presence in over 30 countries. In 2004, Wal-Mart awarded him the Sam M. Walton Hero Award for his accomplishments. Mr. Tsuei has more than 20 years of management experience working across a wide range of industries, including procurement, manufacturing, store retailing and direct marketing. Throughout his career, Mr. Tsuei has held several executive positions, including chairman and chief executive officer of Mecox Lane International Mailorder Co. Ltd. (one of China's first direct marketing businesses with online presence) and chief operating officer of China Everbright Holdings Ltd.



**Ms. TSOU Kai-Lien, Rose**, aged 42, is a non-executive director. Ms. Tsou is currently senior vice president of Yahoo! Asia where she is responsible for operations in Korea, Hong Kong, Taiwan and Australia/New Zealand as well as facilitating Yahoo!'s relationship with Alibaba Group and joint venture operations in Japan. She joined Yahoo! Taiwan in 2000 and held the position of managing director from 2001 to 2007 during which period she led the acquisition of Kimo, a portal site in Taiwan, which made Yahoo! the largest Internet business in Taiwan after the successful integration of the two companies. In 2007 she led another acquisition of Wretch, a leading blog and photo site in Taiwan, further fortifying Yahoo!'s leading position in Taiwan. Ms. Tsou has 16 years of experience in management, marketing and mass communication. Prior to joining Yahoo!, Ms. Tsou was the general manager of MTV Taiwan for over two years. Ms. Tsou holds an MBA degree from J.L. Kellogg School of Business, Northwestern University and a Master's degree in Mass Communication from Boston University.



**Mr. OKADA, Satoshi**, aged 49, is a non-executive director. Mr. Okada has been the executive vice president of the SOFTBANK Group's eCommerce Business Planning in Japan since April 2000. Prior to that, he held various management positions within the SOFTBANK Group. Mr. Okada also previously held directorship in Ariba Japan and Deecorp Limited, companies engaging in the businesses of technology and software, respectively. In May 2007, he was appointed to serve on the board of Beijing Digital China BB Limited. Prior to joining the SOFTBANK Group, Mr. Okada was the chief executive officer and president of NetIQ KK, the Japanese subsidiary of NetIQ Corporation, a provider of e-business infrastructure management software. Mr. Okada oversaw the networking management service business and was responsible for establishing Original Equipment Manufacture (OEM) businesses with major Japanese companies such as NEC, Fujitsu and Hitachi. He is also renowned in the storage management industry for his success in establishing Cheyenne Software KK and Computer Associates Japan as industry leaders in the Japanese market.

## Independent Non-executive Directors



**Mr. LONG Yong Tu**, aged 64, is an independent non-executive director. Mr. Long is the secretary-general of Boao Forum for Asia since January 2003, a non-profit organization committed to promoting economic integration among Asian countries. Mr. Long held several positions with PRC Ministry of Foreign Trade and Economic Cooperation (MOFTEC) from 1992 to 2003, including director-general of the Department of International Relations and vice minister and the chief representative for Trade Negotiations. During his tenure at MOFTEC, Mr. Long led the negotiation for China's accession to the World Trade Organization. Mr. Long also served as deputy director-general at China International Center for Economic and Technical Exchanges (CICETE) from 1986 to 1991 and as a diplomat in the United Nations from 1978 to 1986. Mr. Long is currently Dean of the School of International Relations and Public Affairs at Fudan University and an independent non-executive director of China Life Insurance Company Limited, a company with its shares listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange. In addition, Mr. Long is a director of China Nepstar Chain Drugstore Ltd., a company listed on the New York Stock Exchange, and a non-executive director of HSBC Bank (China) Company Limited. Mr. Long holds a Bachelor's degree in British and American Literature from Guizhou University and an honorary degree of Doctor of Science (Economics) from the London School of Economics and Political Science.



**Mr. NIU Gen Sheng**, aged 50, is an independent non-executive director. Mr. Niu is the chief executive officer of China Mengniu Dairy Company Limited, one of China's leading dairy companies, and has over 29 years of experience in China's dairy industry. He is currently the deputy chairman of the Dairy Association of China and the China Dairy Industry Association, and serves as both a board member and deputy chief executive in charge of production and operations at Inner Mongolia Yili Ltd., a flagship enterprise in China's dairy industry. Mr. Niu was elected as one of "China's Most Influential Business Leaders" from 2003 to 2006 by China Entrepreneur Magazine. He holds a Bachelor's degree in Administration and Management from Inner Mongolia University and a Master's degree in Enterprise Management from the Chinese Academy of Social Sciences Graduate School.



**Mr. KWAUK Teh Ming, Walter**, aged 55, is an independent non-executive director. Mr. Kwauk is currently a vice president of Motorola and its director of Corporate Strategic Finance and Tax, Asia Pacific. He joined Motorola in January 2003 after 25 years of professional services with KPMG in Vancouver, Hong Kong, Beijing and Shanghai. Between 1987 and 2002, Mr. Kwauk held a number of senior positions in KPMG, including general manager of KPMG's joint accounting firm, managing partner in KPMG's Shanghai office and partner in KPMG's Hong Kong office. He is a member of the Canadian Institute of Chartered Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk holds a Bachelor's degree in Science and a Licentiate in Accounting from the University of British Columbia.

## Senior Management

**Mr. DENG Kang Ming**, aged 42, is our senior vice president of human resources and administration. Mr. Deng joined our company in July 2004 as vice president of human resources, and has held various positions within Alibaba Group, including a secondment as vice president of Human Resources and Administration for Yahoo! China, vice president of Channel Sales & Marketing of Yahoo! China, and vice president of Strategic Business Development for Alibaba Group. Mr. Deng brings with him over 16 years of experience in human resources and administration. Prior to joining Alibaba Group, he served as the human resources director for several multinational companies including Microsoft China, Oracle China, Danone China, and Janssen Pharmaceutical, a subsidiary of Johnson & Johnson. Mr. Deng holds a Bachelor's degree in Law from Fudan University.

**Mr. LI Ang, Andy**, aged 40, is our vice president of technology. Mr. Li joined Alibaba Group in November 2004 as senior director of the research center, where he was responsible for directing Alibaba Group's and our company's technology development, architecture and platform, and web site system operations and backend business systems. Mr. Li has more than a decade of experience in Internet development and engineering management. Prior to joining Alibaba Group, Mr. Li was an independent technology consultant from 1997 to 2000 and founded Angilon, Inc. (a technology consultancy business in Silicon Valley) in 2000 and managed the company for four years. Mr. Li holds a Bachelor's degree in Electrical Engineering from the University of Science and Technology of China and a Master's degree in Electrical Engineering from the University of Arizona.

**Mrs. CHOW Lok Mei Ki, Cindy**, aged 37, has been our qualified accountant since July 2007. Prior to joining our company, Mrs. Chow was a senior manager at Hutchison Whampoa Limited, where she was responsible for the management reporting and planning of the group from 2001 to 2007. From 1992 to 2000, she served various positions including as a vice president and company secretary of ICG Asia Limited, deputy general manager of Sinolink Mobile Communications Limited and as an auditor at Arthur Andersen in Hong Kong. Mrs. Chow is an associate member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. She holds a Bachelor's degree in Business Administration from The Chinese University of Hong Kong and a Master's degree in Business Administration from The Hong Kong University of Science and Technology.

# Directors' Report

Our directors are pleased to present the first annual report and the audited consolidated financial statements of Alibaba.com Limited (our "Company") together with its subsidiaries (collectively, our "Group") for the year ended December 31, 2007.

## CORPORATE REORGANIZATION AND PUBLIC LISTING

Our Company was incorporated in the Cayman Islands with limited liability as an exempted company on September 26, 2006 under the laws of the Cayman Islands. Pursuant to a reorganization to rationalize the structure of our Group in preparation for the public listing of our shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the corporate entities, assets and liabilities comprising the business-to-business ("B2B") operation of our ultimate holding company, Alibaba Group Holding Limited (formerly known as Alibaba.com Corporation, "Alibaba Group") and its subsidiaries were transferred to our Company, and certain assets and personnel not related to the B2B business were transferred out of our Company.

Details of our reorganization were set out in our prospectus issued on October 23, 2007 and are set out in note 1.1 to our consolidated financial statements on pages 92 to 95 of this Annual Report.

## PRINCIPAL ACTIVITIES

Our Company is an investment holding company. Our subsidiaries are principally engaged in the provision of software, technology and other services on the online B2B marketplaces with the uniform resource locators www.alibaba.com and www.alibaba.com.cn and under the trade name "Alibaba". Details of the activities of the subsidiaries are set out in note 17 to our consolidated financial statements on pages 124 to 126 of this Annual Report. There were no significant changes in the nature of our Group's principal activities during the year.

## RESULTS AND APPROPRIATIONS

Our results for the year ended December 31, 2007 and the state of our affairs as of that date are set out in our consolidated financial statements on pages 84 to 86 of this Annual Report.

Our directors do not recommend the payment of a final dividend for the year ended December 31, 2007. In 2006, our subsidiaries established in the PRC declared and paid dividends of RMB392.5 million to their then equity owners.

## PROPERTY AND EQUIPMENT

Details of movements in our property and equipment during the year are set out in note 16 to our consolidated financial statements on page 123 of this Annual Report.

## BANK LOANS AND OTHER BORROWINGS

As of December 31, 2007, we had no interest bearing borrowings.

## RETIREMENT SCHEME

We participate in government pension schemes for our employees in Mainland China and operate a mandatory provident fund scheme for our employees in Hong Kong. Particulars of these schemes are set out in note 10 to our consolidated financial statements on pages 114 to 115 of this Annual Report.

## CHARITABLE DONATIONS

During the year ended December 31, 2007, we contributed a total of RMB956,000 as charitable donations.

## SHARE CAPITAL

Details of our share capital during the year are set out in note 22 to our consolidated financial statements on pages 129 to 130 of this Annual Report.

## PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the articles of association of our Company or the laws of the Cayman Islands, which would oblige our Company to offer new shares on a pro-rata basis to existing shareholders.

## FINANCIAL SUMMARY

A summary of our results and of the assets and liabilities for the last four financial years, as extracted from our audited consolidated financial statements, is set out on page 156 of this Annual Report. This summary does not form part of our audited consolidated financial statements.

## RESERVES

Details of movements in our reserves of our Group and our Company during the year are set out in the consolidated statement of changes in equity on pages 88 to 89 of this Annual Report and in note 24 to our consolidated financial statements on page 131 of this Annual Report, respectively.

## DISTRIBUTABLE RESERVES

As of December 31, 2007, our reserves available for distribution, calculated in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, amounted to RMB3,107.9 million.

## DIRECTORS

Our directors during the year and up to the date of this Annual Report were:

| | |
|---|---|
| **Chairman and Non-executive Director** | |
| MA Yun, Jack | (appointed on October 12, 2007) |
| **Executive Directors** | |
| WEI Zhe, David | (appointed on October 12, 2007) |
| WU Wei, Maggie | (appointed on October 12, 2007) |
| DAI Shan, Trudy | (appointed on October 12, 2007) |
| PENG Yi Jie, Sabrina | (appointed on October 12, 2007) |
| XIE Shi Huang, Simon | (appointed on October 12, 2007) |
| **Non-executive Directors** | |
| TSAI Chung, Joseph | |
| TSUEI, Andrew Tien Yuan | (appointed on October 12, 2007) |
| TSOU Kai-Lien, Rose | (appointed on October 12, 2007) |
| OKADA, Satoshi | (appointed on October 12, 2007) |
| **Independent Non-executive Directors** | |
| LONG Yong Tu | (appointed on October 12, 2007) |
| NIU Gen Sheng | (appointed on October 12, 2007) |
| KWAUK Teh Ming, Walter | (appointed on October 12, 2007) |
| **Director** | |
| YEN Ping Ching, Samuel | (resigned on October 12, 2007) |

In accordance with article 130 of our articles of association, WU Wei, Maggie, DAI Shan, Trudy, XIE Shi Huang, Simon, TSUEI, Andrew Tien Yuan and KWAUK Teh Ming, Walter will retire from office by rotation at our forthcoming annual general meeting and, being eligible, offer themselves for re-election. All other remaining directors will continue in office.

## CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

We have received from each of the independent non-executive directors, namely LONG Yong Tu, NIU Gen Sheng and KWAUK Teh Ming, Walter an annual confirmation of their respective independence pursuant to rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"). Our nomination committee also reviewed the annual confirmation of independence of each of these directors. We considered our independent non-executive directors to be independent from the date of their appointment to December 31, 2007 and as of the date of this Annual Report.

## DIRECTORS' BIOGRAPHIES

Biographical details of our directors are set out on pages 40 to 44 of this Annual Report.

## DIRECTORS' SERVICE CONTRACTS

None of the directors being proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with us which is not determinable by us within one year without payment of compensation (other than statutory compensation).

## DIRECTORS' REMUNERATION

Our directors' fees are subject to shareholders' approval at general meetings. Other emoluments are determined by our remuneration committee with reference to the directors' duties, responsibilities and our performance and results.

## DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As of December 31, 2007, the interests and short positions of our directors and chief executives in the shares, underlying shares or debentures of our Company or any of our associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by our Company pursuant to Section 352 of the SFO, or as otherwise notified to our Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules ("Model Code"), were as follows:

### (1) Long positions in ordinary shares of HK$0.0001 each of our Company ("Shares"):

| Name of Director | Note | Capacity/ nature of interest | Number of Shares/ underlying Shares held | Total | Approximate percentage of our Company's issued share capital |
|---|---|---|---|---|---|
| WEI Zhe, David | (a) | Interest of controlled corporation | 48,250,000 | 48,250,000 | 0.95% |
| WU Wei, Maggie | (b) | Interest of controlled corporation | 9,650,000 | 9,650,000 | 0.19% |
| DAI Shan, Trudy | (c) | Beneficial owner | 600,000 | | |
| | | Interest of spouse | 600,000 | | |
| | | Interest of controlled corporation | 3,400,000 | 4,600,000 | 0.09% |
| PENG Yi Jie, Sabrina | (d) | Beneficial owner | 1,425,000 | | |
| | | Interest of controlled corporation | 1,000,000 | 2,425,000 | 0.05% |
| XIE Shi Huang, Simon | (e) | Beneficial owner | 600,000 | | |
| | | Interest of controlled corporation | 3,500,000 | 4,100,000 | 0.08% |
| MA Yun, Jack | (f) | Beneficial owner | 28,369,053 | 28,369,053 | 0.56% |
| TSAI Chung, Joseph | (g) | Interest of spouse | 120,000 | | |
| | | Interest of controlled corporation | 11,401,560 | 11,521,560 | 0.23% |
| TSUEI, Andrew Tien Yuan | (h) | Beneficial owner | 940,000 | 940,000 | 0.02% |
| LONG Yong Tu | | Beneficial owner | 100,000 | 100,000 | 0.00% |
| NIU Gen Sheng | | Beneficial owner | 100,000 | 100,000 | 0.00% |
| KWAUK Teh Ming, Walter | | Beneficial owner | 100,000 | 100,000 | 0.00% |

Notes:

(a) These securities represent deemed interests in Shares held by Direct Solutions Management Limited through Maimex Company Limited for the benefit of Mr. Wei under the Pre-IPO Share Incentive Scheme adopted by Alibaba Group (particulars are set out on pages 55 to 56 of this Annual Report).

(b) These securities represent deemed interests in Shares held by Direct Solutions Management Limited through Sheenson Development Limited for the benefit of Ms. Wu under the Pre-IPO Share Incentive Scheme.

(c) These securities represent (i) Shares to be transferred from Alibaba Group pursuant to the relevant terms of the Employee Equity Exchange (particulars are set out in note 25 to the financial statements on pages 132 to 141 of this Annual Report) to the following parties: 600,000 issued Shares to Ms. Dai, 600,000 issued Shares to Mr. Sheng Yi Fei, Ms. Dai's spouse and 2,400,000 issued Shares to Able Island Assets Corp. (a company ultimately owned by Ms. Dai and her spouse); and (ii) deemed interests in 1,000,000 Shares held by Direct Solutions Management Limited through Golden Jade Investment Limited, a company ultimately owned by a trust established by Ms. Dai for the benefit of her family under the Pre-IPO Share Incentive Scheme.

(d) These securities represent (i) 1,425,000 Shares to be transferred from Alibaba Group to Ms. Peng pursuant to the relevant terms of the Employee Equity Exchange; and (ii) deemed interests in 1,000,000 Shares held by Direct Solutions Management Limited through Netyan Enterprises Ltd. for the benefit of Ms. Peng under the Pre-IPO Share Incentive Scheme.

(e) The securities represent (i) Shares to be transferred from Alibaba Group pursuant to the relevant terms of the Employee Equity Exchange to the following parties: 600,000 issued Shares to Mr. Xie and 3,000,000 issued Shares to Navibell Venture Corp. (a company ultimately owned by a trust established by Mr. Xie for the benefit of his family); and (ii) deemed interests in 500,000 Shares held by Direct Solutions Management Limited through Lionyet International Ltd. for the benefit of Mr. Xie under the Pre-IPO Share Incentive Scheme.

(f) These securities represent Shares to be transferred from Alibaba Group to Mr. Ma pursuant to the relevant terms of the Employee Equity Exchange.

(g) These securities represent Shares to be transferred from Alibaba Group pursuant to the relevant terms of the Employee Equity Exchange to the following parties: (i) 3,000,000 issued Shares to Parufam Limited (a company ultimately owned by a trust established by a family member in which Mr. Tsai is a beneficiary); (ii) 8,401,560 issued Shares owned by MFG Limited (a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family); and (iii) 120,000 issued Shares owned by Ms. Clara Wu Ming-Hua, Mr. Tsai's spouse.

(h) These securities represent (i) 840,000 Shares to be transferred from Alibaba Group to Mr. Tsuei pursuant to the relevant terms of the Employee Equity Exchange; and (ii) 100,000 Shares directly owned by Mr. Tsuei.

## (2) Long positions in shares and underlying shares of associated corporations:

### 1. Interests in shares and underlying shares

#### *(i) Alibaba Group*

| Name of Director | Note | Interests in shares/ underlying shares | Capacity/ nature of interest | Number of shares/ underlying shares held | Total | Approximate percentage of Alibaba Group's issued share capital |
|---|---|---|---|---|---|---|
| WEI Zhe, David | (a) | Share options | Beneficial owner | 3,400,000 | 3,400,000 | 0.14% |
| WU Wei, Maggie | (b) | Share options | Beneficial owner | 600,000 | 600,000 | 0.02% |
| DAI Shan, Trudy | (c) | Ordinary shares | Beneficial owner | 325,000 | | |
| | | | Interest of spouse | 587,500 | | |
| | | | Interest of controlled corporation | 11,935,250 | | |
| | | Share options | Beneficial owner | 401,260 | | |
| | | | Interest of spouse | 36,250 | 13,285,260 | 0.53% |
| PENG Yi Jie, Sabrina | (d) | Ordinary shares | Beneficial owner | 475,000 | | |
| | | | Interest of controlled corporation | 52,249 | | |
| | | Share options | Beneficial owner | 422,751 | 950,000 | 0.04% |
| XIE Shi Huang, Simon | (e) | Ordinary shares | Beneficial owner | 1,397,084 | | |
| | | | Interest of controlled corporation | 9,263,236 | | |
| | | Share options | Beneficial owner | 210,964 | 10,871,284 | 0.44% |
| MA Yun, Jack | (f) | Ordinary shares | Beneficial owner | 44,182,861 | | |
| | | | Interest of spouse | 144,028,496 | | |
| | | Share options | Beneficial owner | 846,667 | | |
| | | | Interest of spouse | 69,000 | 189,127,024 | 7.61% |
| TSAI Chung, Joseph | (g) | Ordinary shares | Beneficial owner | 2,522,964 | | |
| | | | Interest of spouse | 40,000 | | |
| | | | Interest of controlled corporation | 71,667,452 | | |
| | | Share options | Beneficial owner | 2,420,000 | | |
| | | | Interest of spouse | 160,000 | 76,810,416 | 3.09% |
| TSUEI, Andrew Tien Yuan | (h) | Ordinary shares | Beneficial owner | 600,000 | | |
| | | Share options | Beneficial owner | 800,000 | 1,400,000 | 0.06% |

Notes:

(a) These securities represent outstanding options to purchase shares of Alibaba Group directly owned by Mr. Wei.

(b) These securities represent outstanding options to purchase shares of Alibaba Group directly owned by Ms. Wu.

(c) These securities represent: (i) 401,260 outstanding options to purchase shares of Alibaba Group directly issued to Ms. Dai; (ii) 325,000 issued shares of Alibaba Group directly owned by Ms. Dai; (iii) 36,250 outstanding options to purchase shares of Alibaba Group issued to Mr. Sheng Yi Fei, Ms. Dai's spouse; (iv) 587,500 issued shares of Alibaba Group directly owned by Ms. Dai's spouse; (v) 1,800,000 issued shares of Alibaba Group held by Able Island Assets Corp., a company ultimately owned by Ms. Dai and her spouse; (vi) 4,900,900 issued shares of Alibaba Group held by Golden Jade Investment Limited, a company ultimately owned by a trust established by Ms. Dai for the benefit of her family; and (vii) 5,234,350 issued shares of Alibaba Group held by Nationbright Investment Limited, a company ultimately owned by a trust established by Ms. Dai's spouse for the benefit of his family.

(d) These securities represent: (i) 475,000 issued shares of Alibaba Group directly owned by Ms. Peng; and (ii) 422,751 outstanding options to purchase shares of Alibaba Group directly owned by Ms. Peng; and (iii) 52,249 issued shares of Alibaba Group held by Netyan Enterprises Ltd., a company ultimately owned by Ms. Peng.

(e) These securities represent: (i) 210,964 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Xie; (ii) 1,397,084 issued shares of Alibaba Group directly owned by Mr. Xie; and (iii) 9,263,236 issued shares of Alibaba Group held by Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family.

(f) These securities represent: (i) 846,667 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Ma; (ii) 44,182,861 issued shares of Alibaba Group directly owned by Mr. Ma; (iii) 91,250,136 issued shares of Alibaba Group held by JC Properties Limited, a company controlled by Ms. Zhang Ying, Mr. Ma's spouse and ultimately owned by a trust of which certain family members of Mr. Ma are beneficiaries; (iv) 69,000 outstanding options to purchase shares of Alibaba Group issued to JSP Investment Limited, a company ultimately owned by a trust of which certain family members of Ms. Zhang Ying are beneficiaries; and (v) 52,778,360 issued shares of Alibaba Group held by JSP Investment Limited.

(g) These securities represent: (i) 2,420,000 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Tsai; (ii) 2,522,964 issued shares of Alibaba Group directly owned by Mr. Tsai; (iii) 160,000 outstanding options to purchase shares of Alibaba Group directly issued to Ms. Clara Wu Ming-Hua, Mr. Tsai's spouse; (iv) 40,000 issued shares of Alibaba Group directly owned by Mr. Tsai's spouse; (v) 20,361,300 issued shares of Alibaba Group held by MFG Limited, a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family; (vi) 22,345,952 issued shares of Alibaba Group held by Parufam Limited, a company ultimately owned by a trust established by a family member in which Mr. Tsai is a beneficiary; and (vii) 28,960,200 issued shares of Alibaba Group held by PMH Holding Limited, a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family.

(h) These securities represent (i) 600,000 outstanding shares of Alibaba Group directly owned by Mr. Tsuei; and (ii) 800,000 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Tsuei.

### *(ii)* 杭州阿里巴巴廣告有限公司

| Name of Director | Note | Interests in shares/ underlying shares/ amount of registered capital | Capacity/ nature of interest | Number of shares/ underlying shares/ amount of registered capital held | Total | Approximate percentage of our associated corporation's issued share capital/total registered capital |
|---|---|---|---|---|---|---|
| MA Yun, Jack | (a) | Registered capital | Beneficial owner | RMB8,000,000 | RMB8,000,000 | 80% |
| XIE Shi Huang, Simon | (a) | Registered capital | Beneficial owner | RMB2,000,000 | RMB2,000,000 | 20% |

Note:

(a) The total registered capital is RMB10,000,000.

### *(iii)* 北京阿里巴巴信息技術有限公司

| Name of Director | Note | Interests in shares/ underlying shares/ amount of registered capital | Capacity/ nature of interest | Number of shares/ underlying shares/ amount of registered capital held | Total | Approximate percentage of our associated corporation's issued share capital/total registered capital |
|---|---|---|---|---|---|---|
| MA Yun, Jack | (a) | Registered capital | Beneficial owner | RMB8,000,000 | RMB8,000,000 | 80% |
| XIE Shi Huang, Simon | (a) | Registered capital | Beneficial owner | RMB2,000,000 | RMB2,000,000 | 20% |

Note:

(a) The total registered capital is RMB10,000,000.

### (iv) 杭州口口相傳網絡技術有限公司

| Name of Director | Note | Interests in shares/ underlying shares/ amount of registered capital | Capacity/ nature of interest | Number of shares/ underlying shares/ amount of registered capital held | Total | Approximate percentage of our associated corporation's issued share capital/total registered capital |
|---|---|---|---|---|---|---|
| MA Yun, Jack | (a) | Registered capital | Beneficial owner | RMB480,000 | RMB480,000 | 48% |

Note:

(a) The total registered capital is RMB1,000,000.

## (3) Short positions in shares of associated corporations:

### Alibaba Group

| Name of Director | Note | Capacity/ nature of interest | Number of shares/ underlying shares held | Total | Approximate percentage of Alibaba Group's issued share capital |
|---|---|---|---|---|---|
| DAI Shan, Trudy | (a) | Beneficial owner | 200,000 | | |
| | | Interest of spouse | 200,000 | | |
| | | Interest of controlled corporation | 800,000 | 1,200,000 | 0.05% |
| PENG Yi Jie, Sabrina | (b) | Beneficial owner | 475,000 | 475,000 | 0.02% |
| XIE Shi Huang, Simon | (c) | Beneficial owner | 200,000 | | |
| | | Interest of controlled corporation | 1,000,000 | 1,200,000 | 0.05% |
| MA Yun, Jack | (d) | Beneficial owner | 9,456,351 | 9,456,351 | 0.38% |
| TSAI Chung, Joseph | (e) | Interest of spouse | 40,000 | | |
| | | Interest of controlled corporation | 3,800,520 | 3,840,520 | 0.15% |
| TSUEI, Andrew Tien Yuan | (f) | Beneficial owner | 280,000 | 280,000 | 0.01% |

Notes:

(a) The short position arising from the Employee Equity Exchange represents (i) 200,000 issued shares of Alibaba Group directly owned by Ms. Dai; (ii) 200,000 issued shares of Alibaba Group directly owned by Mr. Sheng Yi Fei, Ms. Dai's spouse; and (iii) 800,000 issued shares of Alibaba Group held by Able Island Assets Corp., a company ultimately owned by Ms. Dai and her spouse. These securities are exchangeable into 3,600,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(b) The short position arising from the Employee Equity Exchange represents 475,000 issued shares of Alibaba Group directly owned by Ms. Peng. These securities are exchangeable into 1,425,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(c) The short position arising from the Employee Equity Exchange represents (i) 200,000 issued shares of Alibaba Group directly owned by Mr. Xie; and (ii) 1,000,000 issued shares of Alibaba Group held by Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family. These securities are exchangeable into 3,600,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(d) The short position arising from the Employee Equity Exchange represents 9,456,351 issued shares of Alibaba Group directly owned by Mr. Ma. These securities are exchangeable into 28,369,053 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(e) The short position arising from the Employee Equity Exchange represents (i) 1,000,000 issued shares of Alibaba Group held by Parufam Limited, a company ultimately owned by a trust established by a family member in which Mr. Tsai is a beneficiary; (ii) 2,800,520 issued shares of Alibaba Group held by MFG Limited, which is ultimately owned by a trust established by Mr. Tsai for the benefit of his family; and (iii) 40,000 issued shares of Alibaba Group directly owned by Ms. Clara Wu Ming-Hua, Mr. Tsai's spouse. These securities are exchangeable into 11,521,560 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(f) The short position arising from the Employee Equity Exchange represents 280,000 issued shares of Alibaba Group directly owned by Mr. Tsuei. These securities are exchangeable into 840,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

Save as disclosed above, as of December 31, 2007, none of our directors or chief executives had registered an interest or short positions in the shares, underlying shares or debentures of our Company or any of our associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to us and the Stock Exchange pursuant to the Model Code.

## SHARE-BASED INCENTIVE SCHEMES

### (A) Pre-IPO share incentive scheme of Alibaba Group

#### 1. Background

Alibaba Group authorized the adoption of a share incentive scheme (the "Pre-IPO Share Incentive Scheme"), by a resolution of its board on September 15, 2007, further details of which are set out in note 25 to the consolidated financial statements on pages 132 to 141 of this Annual Report. The awards granted pursuant to the Pre-IPO Share Incentive Scheme included options or rights to acquire our Shares held by Alibaba Group. The purpose of the Pre-IPO Share Incentive Scheme was to provide incentives to certain of our employees and executive directors and to recognize the contribution of certain employees of Alibaba Group to our listing.

**2. Outstanding Awards Granted**

As of December 31, 2007 and the date of the Annual Report, Alibaba Group issued awards under the Pre-IPO Share Incentive Scheme in respect of an aggregate of 72,175,000 Shares.

**3. Maturity/Vesting**

These awards will not be exercisable or become mature until after the date falling 12 months after the vesting commencement date. The Shares underlying the awards granted pursuant to the Pre-IPO Share Incentive Scheme are subject to a four-year vesting or maturity period. 25% of the total number of Shares underlying the awards will vest or mature on the first anniversary of the vesting commencement date with a further 25% to vest or mature on each subsequent anniversary.

**4. Impact on Public Float**

Acquisition of any Shares under the Pre-IPO Share Incentive Scheme will not have a dilution effect on the interest of our shareholders because Alibaba Group will transfer these Shares to the participants of the Pre-IPO Share Incentive Scheme from its own holdings. No further award has been or would be granted under the Pre-IPO Share Incentive Scheme upon our listing on November 6, 2007.

**5. Principal Terms**

The principal terms of the Pre-IPO Share Incentive Scheme are as follows:

(a) the total number of Shares subject to the Pre-IPO Share Incentive Scheme is 72,175,000, equivalent to approximately 1.4% of our issued share capital as of December 31, 2007; and

(b) in relation to options or rights to acquire shares, the exercise or subscription price per Share shall be the fair value of each Share on the date of the grant of the option or right, which is equivalent to HK$6.80 per Share.

Particulars and movements of the options or rights to acquire Shares held by Alibaba Group granted to our directors under the Pre-IPO Share Incentive Scheme during the year are as follows:

| | Number of share options/rights to acquire Shares | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of Director | Outstanding as of 01/01/2007 | Granted during the year | Exercised during the year | Lapsed during the year | Cancelled during the year | Outstanding as of 31/12/2007 | Date of grant (DD/MM/YY) | Exercise period (DD/MM/YY) | Exercise/ subscription price per Share HK$ |
| WEI Zhe, David | — | 48,250,000 | — | — | — | 48,250,000 | 18/09/2007 | 01/07/2008–18/09/2013 | 6.80 |
| WU Wei, Maggie | — | 9,650,000 | — | — | — | 9,650,000 | 18/09/2007 | 01/08/2008–18/09/2013 | 6.80 |
| XIE Shi Huang, Simon | — | 500,000 | — | — | — | 500,000 | 24/09/2007 | 24/09/2008–24/09/2013 | 6.80 |
| PENG Yi Jie, Sabrina | — | 1,000,000 | — | — | — | 1,000,000 | 24/09/2007 | 24/09/2008–24/09/2013 | 6.80 |
| DAI Shan, Trudy | — | 1,000,000 | — | — | — | 1,000,000 | 24/09/2007 | 24/09/2008–24/09/2013 | 6.80 |
| Total | — | 60,400,000 | — | — | — | 60,400,000 | | | |

In addition to the above, Alibaba Group had granted 100,000 Shares to each of our three independent non-executive directors, namely, LONG Yong Tu, NIU Gen Sheng and KWAUK Teh Ming, Walter and one of our non-executive directors, TSUEI, Andrew Tien Yuan during the year ended December 31, 2007. All these Shares became vested immediately upon grant but are subject to a lock up period of one year from the date of grant.

## SHARE-BASED INCENTIVE SCHEMES

### (B) Restricted share unit scheme

#### 1. Background

We adopted a restricted share unit scheme (the "RSU Scheme") by a resolution of our then sole shareholder and a resolution of our board both on October 12, 2007. The purpose of the RSU Scheme is to attract and retain the best available personnel by providing additional incentives to employees and consultants of our Company and to promote the success of our Company's business. The RSU Scheme is not subject to the provisions of Chapter 17 of the Listing Rules.

#### 2. Grant of Restricted Share Units

A restricted share unit (a "RSU") is a right to receive a Share granted to a beneficiary (a "Beneficiary") under the RSU Scheme.

Our board (or its duly authorized committee thereof) has the power to administer the RSU Scheme. Our employees and consultants shall qualify for the RSU Scheme at the discretion of our board, and our board shall be entitled at any time during the life of the RSU Scheme to make a grant to any participant, save for connected persons of our Company (as defined under the Listing Rules).

The RSUs granted under the RSU Scheme shall be subject to a vesting period to be determined by our board.

#### 3. Life of the RSU Scheme

The term of the RSU Scheme shall be 10 years commencing from the date of adoption on October 12, 2007.

#### 4. Scheme Limit

At any time during the term of the RSU Scheme, the maximum number of Shares with respect to which RSUs may be granted under the RSU Scheme will be calculated in accordance with the following formula:

$X = (A+B) - (C+D+E)$

Where:

X = the maximum aggregate number of Shares over which RSUs may be granted under the RSU Scheme as of the date of annual general meeting;

A = 135,100,000 Shares;

B = the maximum aggregate number of Shares authorized by our shareholders to be issued under other equity incentive plans (if any), other than the RSU Scheme and the Share Option Scheme (as defined in section C below);

C = the maximum aggregate number of Shares underlying options that have been granted previously under the Share Option Scheme;

D = the maximum aggregate number of Shares authorized for issuance assuming the vesting of all RSUs previously granted under the RSU Scheme; and

E = the maximum aggregate number of Shares authorized for issuance assuming the exercise of all other rights to acquire our Shares that have been previously granted pursuant to other equity incentive plans (if any), other than the RSU Scheme and the Share Option Scheme.

Under the RSU Scheme, at each annual general meeting of our Company, our board shall seek from our shareholders in general meeting a separate mandate specifying (i) the maximum number of Shares that may be the subject of RSUs granted under the RSU Scheme during the period between one annual general meeting and the subsequent annual general meeting; and (ii) that our board has the power to deal with, allot and issue the Shares, which are the subject of the RSUs, as and when the RSUs vest.

The separate mandate with respect to grant of RSUs will only remain in effect until the earliest of:

(i) the conclusion of the subsequent annual general meeting;

(ii) the expiration of the period within which the subsequent annual general meeting is required by any applicable laws or our articles of association to be held; and

(iii) the variation of or revocation of such mandate by an ordinary resolution of our shareholders at a general meeting.

Pursuant to the listing approval issued by the Stock Exchange on November 5, 2007, the total number of Shares subject to the Share Option Scheme and the RSU Scheme must not, in aggregate, exceed 135,100,000 Shares, representing approximately 2.67% of the issued share capital of our Company as of December 31, 2007.

For the year ended December 31, 2007, no RSUs were granted under the RSU Scheme.

Subsequent to the balance sheet date and as of the date of this Annual Report, RSUs in respect of a total of 3,806,973 underlying Shares were granted to employees of our Group under the RSU Scheme as performance award, out of which RSUs in respect of 22,096 underlying Shares were subsequently cancelled following the termination or transfer of employment of certain grantees.

## (C) Share option scheme

We also adopted a share option scheme (the "Share Option Scheme") by a resolution of our then sole shareholder and a resolution of our board both on October 12, 2007, and the Share Option Scheme became effective on the date of our listing. The following is a summary of the principal terms of the Share Option Scheme:

### 1. Purpose of the Share Option Scheme

The purpose of the Share Option Scheme is to attract skilled and experienced personnel, to incentivize them to remain with our Company and to give effect to our customer-focused corporate culture, and to motivate them to strive for our future development and expansion by providing them with the opportunity to acquire our equity interests.

### 2. Participants of the Share Option Scheme

Our board may at its discretion grant options to directors (including executive directors, non-executive directors and independent non-executive directors), our employees and any of our advisers or consultants whom our board considers, in its sole discretion, to have contributed or will contribute to our Company.

### 3. Total number of shares available for issue under the Share Option Scheme

(i) Pursuant to the listing approval issued by the Stock Exchange on November 5, 2007, the total number of Shares subject to the Share Option Scheme and the RSU Scheme of our Company must not, in aggregate, exceed 135,100,000 Shares, representing approximately 2.67% of the issued share capital of our Company as of December 31, 2007.

For the year ended December 31, 2007, no options were granted under the Share Option Scheme.

Subsequent to the balance sheet date, we granted options in respect of a total of 6,000,500 underlying Shares to our directors and employees under the Share Option Scheme as follows:

| | |
|---|---|
| On-hire award to new employees | 1,585,000 |
| Performance award to directors | 1,261,000 |
| Performance award to employees | 3,154,500 |
| Total: | 6,000,500 |

Taking into account the above grant of options as well as those RSUs granted under the RSU Scheme subsequent to the year, as of the date of this Annual Report, options and RSUs in respect of a total of 125,292,527 underlying Shares are still available for grant under the Share Option Scheme and RSU Scheme, representing approximately 2.48% of the issued share capital of our Company as of the date of this Annual Report.

(ii) Maximum number of Shares available for subscription

The maximum number of Shares that our board shall be entitled to grant options ("Scheme Mandate") shall be calculated in accordance with the following formula:

X = (A+B) – (C+D+E)

Where:

X = the maximum aggregate number of Shares over which our board shall be entitled to grant options;

A = 135,100,000 Shares;

B = the maximum aggregate number of Shares authorized by our shareholders to be issued under other equity incentive plans (if any), other than the Share Option Scheme and the RSU Scheme;

C = the maximum aggregate number of Shares underlying options that have been granted previously under the Share Option Scheme;

D = the maximum aggregate number of Shares authorized for issuance assuming the vesting of all RSUs that have been previously granted under the RSU Scheme; and

E = the maximum aggregate number of Shares authorized for issuance assuming the exercise of all other rights to acquire Shares that have been granted previously pursuant to other equity incentive plans (if any), other than the Share Option Scheme and the RSU Scheme.

For the purpose of calculating the Scheme Mandate, options which have lapsed in accordance with the terms of the relevant scheme shall not be counted.

**4. Maximum entitlement of each participant**

No participant shall be granted an option if the total number of Shares issued and to be issued upon exercise of the options granted and to be granted to such person under the Share Option Scheme (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of such further grant (when aggregated with any Shares subject to options granted during such period under any other share option scheme(s) of our Company other than those options granted pursuant to specific approval by our Shareholders in general meeting with the proposed participant and his associates abstaining from voting) would exceed 1% of the Shares in issue from time to time.

**5. Period within which the Shares must be taken up under an option**

An option may be exercised at any time during the period to be determined and notified by our board at the time of making an offer of the grant of an option which shall not expire later than 10 years from the date of grant.

**6. Minimum period, if any, for which an option must be held before it can be exercised**
There is no specific requirement under the Share Option Scheme that an option must be held for any minimum period before it can be exercised, but the terms of the Share Option Scheme provide that our board has the discretion to impose a minimum period at the time of grant of any particular option.

**7. Amount payable upon acceptance and the period within which the payments or calls must or may be made or loans for such purposes must be repaid**
A remittance in favor of our Company of HK$1 or the equivalent amount in any other currency by way of consideration for the grant of the option shall have been received by our Company on or before the last day for acceptance as defined by our board. The remittance is not in any circumstances refundable.

**8. Basis of determining the exercise price**
The exercise price shall be determined by our board in its absolute discretion but in any event shall not be less than the higher of:

(i) the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the date on which the option is offered which must be a business day;

(ii) the average closing prices of the Shares as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the offer date of the option; and

(iii) the nominal value of the Shares.

**9. Remaining life**
Subject to the early termination of the Share Option Scheme pursuant to the terms thereof, the Share Option Scheme shall remain valid and effective for 10 years commencing on the date of adoption on October 12, 2007.

Further particulars of the Pre-IPO Share Incentive Scheme, Share Option Scheme and RSU Scheme are set out in note 25 to our consolidated financial statements on pages 132 to 141 of this Annual Report. Save as disclosed in this Annual Report, at no time during the year was our Company, or any of our holding companies, fellow subsidiaries or subsidiaries, a party to any arrangement to enable our directors to acquire benefits by means of the acquisition of shares in, or debentures of, our Company or any other body corporate, and none of our directors or any of their spouses or children under the age of 18 was granted any right to subscribe for the equity or debt securities of our Company or any other body corporate, nor had they exercised any such right.

## DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Details of transactions during the year between us and other companies in which our directors had beneficial interest are set out in note 33 to the consolidated financial statements on pages 148 to 153 of this Annual Report.

Save as disclosed above, no contracts of significance in relation to our business which we, our holding company or any of our subsidiaries or fellow subsidiaries of our holding company was a party to and in which any of our directors had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2007, the following are the persons, other than the directors or chief executives of our Company, who had interests or short positions in the Shares and underlying Shares as recorded in the register of interests required to be kept by our Company pursuant to Section 336 of Part XV of the SFO:

| Name | Capacity | Long position/short position | No. and description of Shares or debentures | Approximate percentage of the Company's issued share capital |
|---|---|---|---|---|
| Alibaba Group | Beneficial owner | Long position | 4,079,377,500 Shares (Note a) | 80.74% |
| | Beneficial owner | Short position | 515,825,340 Shares (Note b) | 10.21% |
| Yahoo! Inc. | Beneficial owner | Long position | 4,136,858,500 Shares (Note c) | 81.88% |
| | Beneficial owner | Short position | 515,825,340 Shares (Note b) | 10.21% |

Notes:

a. Included 515,825,340 Shares held by Alibaba Group which will be transferred to employees pursuant to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme.

b. Representing Shares subject to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme.

c. Included 4,079,377,500 Shares beneficially owned by Alibaba Group. As Yahoo! Inc., directly or indirectly through its wholly-owned subsidiaries, owned more than one-third of the shares in Alibaba Group, it was deemed under the SFO to be interested in all the Shares registered in the name of Alibaba Group.

Save as disclosed above, as of December 31, 2007, no person, other than our directors, whose interests are set out in the section "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" above, had registered an interest or short positions in the Shares or underlying Shares that were required to be recorded pursuant to Section 336 of Part XV of the SFO.

## SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to our Company and within the knowledge of our directors, our Company has maintained the amount of public float as approved by the Stock Exchange and as permitted under the Listing Rules as at the date of this Annual Report.

## DIRECTORS' INTERESTS IN COMPETING BUSINESS

Each of our directors has confirmed that he or she (as the case may be) is not interested in any business (apart from our business) which competes or is likely to compete, either directly or indirectly, with our business as at the date of this Annual Report. There are also non-compete undertakings provided by each of the executive directors and non-executive directors in their respective appointment letters for our Group's benefit.

## COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Details of our Company's compliance with the Code on Corporate Governance Practices are set out in the Corporate Governance Report on pages 71 to 79 of this Annual Report.

## MODEL CODE FOR SECURITIES TRANSACTIONS

Details of the compliance by our Company with the Model Code for Securities Transactions are set out in the Corporate Governance Report on page 71 of this Annual Report.

## CONNECTED TRANSACTIONS

We entered into the following non-exempt connected transactions and continuing connected transactions during the year:

### (A) Structure contracts

We conduct our B2B business in PRC through 杭州阿里巴巴廣告有限公司 ("Alibaba Hangzhou"), a consolidated affiliate of our Company with 80% of its equity interests held by our chairman, Mr. MA Yun, Jack and 20% by our executive director, Mr. XIE Shi Huang, Simon. Under our operating structure, our wholly-owned subsidiary, Alibaba China Technology Co., Ltd. ("Alibaba China") provides software that enables our customers to upload their company and product information onto our China marketplace operated by Alibaba Hangzhou. Paying members of our China marketplace pay Alibaba China a fee for these services and substantially all of the revenue from our China marketplace is generated through such fees. Pursuant to a cooperation agreement with Alibaba China and Alibaba.com Hong Kong Limited (another wholly-owned subsidiary of us), Alibaba Hangzhou provides information services to enable our customers to publish such information on our China marketplace website and exchanges contents and information on our China marketplace with those on our international marketplace. Alibaba China pays a cost-plus fee to Alibaba Hangzhou for these services. In turn, Alibaba China provides technical services to Alibaba Hangzhou and is paid a fee for these services.

We have also entered into a series of additional contracts that are designed to provide us with effective control over and (to the extent permitted by PRC law) the right to acquire the equity interests in and/or the assets of Alibaba Hangzhou (including the intellectual property rights). These include:

- an option to acquire all the equity interests in and/or the assets of Alibaba Hangzhou, as and when permitted by PRC laws, at a price capped at the amount of the capital contribution to Alibaba Hangzhou by its shareholders (in case of an equity interest acquisition) or the net book value (in the case of an assets acquisition), or such other minimum payment as required by law, whichever is the higher;

- an undertaking from Alibaba Hangzhou not to enter into any material business transaction and an undertaking from its shareholders not to approve any resolution relating to the same, without the prior written consent of our wholly-owned subsidiary in PRC, Alibaba (China) Technology Co., Ltd. ("Alibaba China");

- the right to exercise the rights of shareholders in Alibaba Hangzhou; and

- a pledge in our favor over the entire equity interests in Alibaba Hangzhou.

The above arrangements, which we call the "Structure Contracts", collectively permit us to consolidate the financial results of Alibaba Hangzhou in our financial results as if Alibaba Hangzhou were our wholly-owned subsidiary, because these contractual arrangements effectively transfer the economic risks and benefits of Alibaba Hangzhou to us through: (i) our right (if and when PRC law releases the restriction on foreign investment in value-added telecommunication services) to acquire equity interests and/or assets of Alibaba Hangzhou; (ii) the business structure under which the revenue generated by the cooperation between our Company and Alibaba Hangzhou is mainly retained by us; and (iii) our right to govern the financial and operating policies as well as, in substance, all of the voting rights of Alibaba Hangzhou.

Our directors are of the view that the Structure Contracts are fundamental to our legal structure and business operations, in the ordinary and usual course of our business, on normal commercial terms (or better to us), and are fair and reasonable and in the interests of our Shareholders as a whole. Our directors also believe that the nature of our structure whereby the financial results of Alibaba Hangzhou are fully consolidated under our accounting policies within our financial results as if it were our wholly-owned subsidiary and the financial and economic benefits of its business flow to us, places the Structure Contracts in a special position in relation to the connected transaction rules under the Listing Rules. We have applied for, and the Stock Exchange has granted, a perpetual waiver pursuant to rule 14A.42(3) of the Listing Rules for the Structure Contracts from strict compliance with the announcement and independent shareholders' approval requirements under the Listing Rules, on the following conditions:

- No changes to the Structure Contracts will be made without our independent non-executive directors' approval;

- The Structure Contracts continue to enable us to receive the above mentioned economic benefits derived by Alibaba Hangzhou; and

- We will disclose certain details relating to the Structure Contracts on an ongoing basis as required by the Stock Exchange.

For the year ended December 31, 2007, our independent non-executive directors have reviewed the Structure Contracts and confirmed that (a) the transactions carried out during this financial period have been entered into in accordance with the relevant provisions of the Structure Contracts, have been operated so that the revenue generated by Alibaba China and Alibaba Hangzhou has been mainly retained by Alibaba China; (b) no dividends or other distributions have been made by Alibaba Hangzhou to the holders of its equity interests; and (c) any new contracts entered into, renewed or reproduced between our Company and Alibaba Hangzhou during this financial period are fair and reasonable so far as we are concerned and in the interests of our shareholders as a whole.

We have also engaged our auditors to perform certain fact finding procedures on the transactions carried out pursuant to the Structure Contracts on a sample basis in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported their factual findings on the selected samples based on the agreed upon procedures to our board.

The auditors have reported to our board that the transactions:

(a) were approved by our board;

(b) were entered into in accordance with the relevant Structure Contracts; and

(c) that no dividends or other distributions have been made by Alibaba Hangzhou to the holders of its equity interests.

**(B) Non-exempt continuing connected transactions subject to reporting and announcement requirement**

**Technology services framework agreement**

We have entered into a technology services framework agreement dated October 19, 2007 with Alibaba Group (the "Technology Services Framework Agreement"). We have provided, and under the terms of the Technology Services Framework Agreement will continue to provide, to Alibaba Group certain technology services, including:

- technology maintenance services for search engine, system security and architecture support;
- provision of a dedicated transmission network system to improve the connectivity between telecommunication providers and website users;
- website monitoring services;
- sub-licensing of third-party software;
- sharing of servers and server racks;
- development and maintenance of data warehouse;
- quality assurance services and maintenance of quality assurance management systems and project management systems; and
- research and development services including patent development.

The Technology Services Framework Agreement will expire on December 31, 2009 and is automatically renewable for further periods of no more than three years subject to compliance with the applicable provisions of the Listing Rules, unless it is terminated earlier by either party giving three months' prior written notice.

Under the Technology Services Framework Agreement, fees payable to us for technology services provided are calculated on the basis of our actual costs for providing such services plus a margin of up to 15% by reference to industry practice for comparable transactions. The costs for providing each technology service include operating costs, cost for the aggregate time spent by our staff and any equipment depreciation that we incurred or may incur, in connection with providing such service.

The fee payable for research and development services provided by us to Alibaba Group is computed on a cost-plus basis.

During the year, total amount we received from Alibaba Group under the Technology Services Framework Agreement was RMB522,000.

**Cooperation framework agreements**

We have entered into certain cooperation framework agreements dated October 19, 2007 with Alibaba Group with respect to the provision of products and services developed by it to us and to users of our marketplaces (the "Cooperation Framework Agreements"). These products and services currently include the provision of the online payment platform operated by Zhejiang Alipay Network Technology Co., Ltd. and Alipay Software (Shanghai) Co., Ltd., each a wholly-owned subsidiary of Alibaba Group, and Zhejiang Alibaba E-Commerce Co., Ltd., a consolidated affiliate of Alibaba Group (collectively "Alipay"), to us and to users of our China marketplace, instant messenger development and maintenance services to users of our marketplaces, as well as the sale of keywords on websites operated by Alibaba Group for the promotion of our marketplaces. The Cooperation Framework Agreement will expire on December 31, 2009 and is automatically renewable for further periods of no more than three years subject to compliance with the applicable provisions of the Listing Rules, unless it is terminated earlier by either party giving three months' prior written notice.

Fees payable by us under the Cooperation Framework Agreement are based on market rates and on normal commercial terms no less favorable than terms offered to us by independent third-party service providers for similar products and services. Market rates are determined based on the rates offered by independent third-party providers for similar products and services.

During the year, total amount of fees paid by us to Alibaba Group was RMB2.9 million which related to the purchase of keywords on websites operated by Alibaba Group for the promotion of our marketplaces.

## (C) Non-exempt continuing connected transactions subject to reporting, announcement and independent shareholders' approval requirements

**Cross-selling services framework agreement**

We have entered into a cross-selling services framework agreement dated October 19, 2007 with Alibaba Group to govern our existing and future arrangements under which we cross sell the products and services of the other party to our respective customers (the "Cross-Selling Services Framework Agreement"). We have provided, and under the terms of the Cross-Selling Services Framework Agreement will continue to provide, cross-selling services to Alibaba Group, which include the sale to our users of software products of Alibaba Software (Shanghai) Co., Ltd., a wholly-owned subsidiary of Alibaba Group, and Alipay's online payment services for the settlement of transactions between users of our marketplaces.

Alibaba Group has sold, and under the terms of the Cross-Selling Services Framework Agreement will continue to sell, our website inventory to customers of Alibaba Group. "Website inventory" refers to parts of the website pages which are reserved for promotional displays.

The Cross-Selling Services Framework Agreement will expire on December 31, 2009 and is automatically renewable for further periods of no more than three years subject to compliance with applicable provisions of the Listing Rules, unless it is terminated earlier by either party giving three months' prior written notice.

Under the Cross-Selling Services Framework Agreement, payments will be made in the form of commissions or on the basis of revenue sharing arrangements. In particular:

- we will receive a commission fee of between 20% to 80% or pay a revenue share of 20% to 80% of the transaction amount for cross-selling services provided by us to Alibaba Group; and

- we will pay a commission fee of between 15% to 40% or receive a revenue share of 60% to 85% of the transaction amount for cross-selling services provided to us from Alibaba Group.

The commission fees and revenue share payable and receivable by us vary as they relate to the cross-selling of different products and are therefore at different rates. Commission fees and revenue sharing arrangements for additional cross-selling services are subject to negotiation between the parties, except that commission fees paid to or revenue shared with us shall not be less than the prevailing market rate and commissions or revenue share payable by us shall not exceed the prevailing market rate.

During the year, total amount received by us was RMB29.0 million which included amounts received by us in relation to the same cross-selling arrangements in existence prior to the entering of the Cross-Selling Services Framework Agreement .

**Technology and intellectual property framework license agreement**
We have entered into a technology and intellectual property framework license agreement dated October 19, 2007 with Alibaba Group (the "Technology and Intellectual Property Framework License Agreement") whereby:

- we have been granted, to the extent relevant to our B2B business, a renewable license to use all patents, pending patents and related know-how in existence, including a license of any future patents the development of which was undertaken by our Company on behalf of Alibaba Group pursuant to the Technology Services Framework Agreement;

- we have the right to be granted, to the extent relevant to our B2B business, a renewable sub-license to use all technology and intellectual property that Alibaba Group has an existing license to use from a third party and which Alibaba Group is permitted to sub-license to us and subject to the other terms of the third-party license to Alibaba Group; and

- we have the right to be granted, to the extent relevant to our B2B business, an option to use all technology and intellectual property that Alibaba Group may license from third parties in the future to the extent Alibaba Group has the right to do so.

The Technology and Intellectual Property Framework License Agreement will expire on December 31, 2009 and is subject to the restrictions in the agreement between Alibaba Group and any third party in respect of the third party's intellectual property including any applicable limitations on the scope of the license, limitations on sub-licensing, termination under certain circumstances (including change of control) and other standard provisions. The license is renewable for further periods of three years at our sole discretion subject to compliance with the applicable provisions of the Listing Rules, by giving Alibaba Group three months' prior written notice before the end of the relevant term.

Under the Technology and Intellectual Property Framework License Agreement:

- the fees payable by us for third-party technology and intellectual property sub-licensed to us will be calculated at the same rate and on the same basis as (but in no case at a rate or on a basis less favorable than) that applicable to Alibaba Group in obtaining such license (i.e. not less preferable than on a pass-through basis);

- the fees payable by us for licenses of patents and inventions subject to patent applications and related know-how currently owned by Alibaba Group, provided each such patent (and patent application) is relevant to our business, licensed to us from Alibaba Group are at rates not more than the prevailing market rates for comparable licenses. The license fee payable for patents and inventions subject to patent applications for each year will be agreed between our Company and Alibaba Group at the end of each year and assessed as a percentage of revenue during the year. The percentage rate will be adjusted based on the size of the portfolio during the course of the year and the level of usage of the patents by our Company in its business during the year; and

- the fees payable by us for licenses of future patents developed by our Company on behalf of Alibaba Group, which will be subsequently licensed by Alibaba Group to us, will be subject to negotiation between the parties and will not exceed the prevailing market rate for comparable licenses.

During the year, total amount of fees paid by us was RMB41.1 million which included amounts received by us in relation to the same licenses in existence prior to the entering of the Technology and Intellectual Property Framework License Agreement.

**Disclosure of details pursuant to the conditions of the waivers**

The single highest amount or aggregate amounts, as applicable, attributable to each category of the continuing connected transactions for the year ended December 31, 2007 were as follows:

| | | **Single highest amount or aggregate amount, as applicable, for the year ended December 31, 2007** |
|---|---|---|
| | | **RMB (million)** |
| 1 | Technology Services Framework Agreement | 7 |
| 2 | Cooperation Framework Agreement | 4 |
| 3 | Cross-Selling Services Framework Agreement | 45 |
| 4 | Technology and Intellectual Property Framework License Agreement | 56 |

The above continuing connected transactions have been reviewed by independent non-executive directors of the Company. The independent non-executive directors confirmed that these connected transactions were entered into (a) in our ordinary and usual course of business of the Group; (b) either on normal commercial terms or on terms no less favorable to us than terms available to or from independent third parties; (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of our Company as a whole.

In accordance with paragraph 14A.38 of the Listing Rules, our board engaged the auditors of our Company to perform certain station procedures on the above continuing connected transaction on a sample basis in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported their factual findings on the selected samples based on the agreed-upon procedures to our board.

The auditors have reported to our Board that the transactions:

(a) were approved by our board;

(b) were entered into in accordance with the relevant agreements; and

(c) had not exceeded the caps disclosed in the previous announcements relating to the aforesaid transactions.

Save as disclosed above, details of the significant related party transactions undertaken by us during the year in the ordinary course of business are set out in note 33 to our consolidated financial statements on pages 148 to 153 of this Annual Report.

## MAJOR CUSTOMERS AND SUPPLIERS

During the year ended December 31, 2007, we did not have a single major customer. Our top five customers accounted for less than 5% of our revenue. Our top five service providers accounted for approximately 29% of our purchases and our largest service provider accounted for approximately 14% of our purchases for the year.

None of our directors or any of their associates or any shareholders (which to the best knowledge of our directors owned more than 5% of our Company's issued share capital) had a material interest in our five largest customers.

## PURCHASE, SALE OR REDEMPTION OF THE LISTED SECURITIES OF THE COMPANY

During the year ended December 31, 2007, neither our Company nor any of our subsidiaries purchased, sold or redeemed any of the listed securities of our Company.

## AUDITORS

Our financial statements for the year ended December 31, 2007 were audited by PricewaterhouseCoopers, who will retire and, being eligible, will offer themselves for reappointment.

A resolution to re-appoint PricewaterhouseCoopers as our auditors will be submitted for shareholders' approval at our forthcoming annual general meeting.

On behalf of the Board
**MA Yun, Jack**
*Chairman*

Hong Kong, March 18, 2008

# Corporate Governance Report

## CORPORATE GOVERNANCE PRACTICES

The six corporate core values of Alibaba.com Limited ("Alibaba.com" or our "Company") hold no less true, and we apply them with no less determination and care, in the context of our corporate governance practices. We are committed to maintaining and upholding good corporate governance in order to protect the interests of our customers, staff and shareholders. Our board of directors sets high standards for our employees, senior management and directors. We abide strictly by the laws and regulations of the PRC and the other jurisdictions where we operate, and we observe the guidelines and rules issued by regulatory authorities relevant to our business and our Company, such as those issued by the PRC Ministry of Information Industry, the Hong Kong Securities and Futures Commission and The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

We have applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "Corporate Governance Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the period from the date of our listing on the Stock Exchange on November 6, 2007 to the end of our financial year on December 31, 2007 (the "Relevant Period").

Set out below are the corporate governance principles and practices we have adopted:

## DIRECTORS' SECURITIES TRANSACTIONS

We have adopted our own Guidelines on Dealing in Securities on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code on Securities Transactions") as set out in Appendix 10 of the Listing Rules in respect of dealings by our directors and employees in the securities of our Company.

According to our specific enquiry, all directors have confirmed their compliance with the required standard set out in the Model Code on Securities Transactions throughout the Relevant Period.

## BOARD OF DIRECTORS

### Role and functions

Our board is at the core of our corporate governance framework. It is responsible for providing high-level guidance and effective oversight of our management. Our board authorizes the management to execute strategies that it has approved. Our management reports to our board and is responsible for our day-to-day operations.

**Composition**

We are committed to the view that our board should include a balanced composition of executive and non-executive directors (including independent non-executive directors), so that there is a strong independent element on our board that can effectively exercise independent judgment. Our independent non-executive directors together possess the requisite business knowledge and experience for their views to carry weight. Two out of three of our independent non-executive directors have experience as directors of listed companies and the third independent director is an executive with a multinational corporation and served as a senior audit partner in a "big four" accounting firm, and therefore they will be able to provide impartial and professional advice to protect the interests of our minority shareholders. In the interest of improving our corporate governance and in order to further enhance the capability of our board to operate independently in the case of potential conflicting situations, we plan to appoint an additional independent non-executive director with relevant e-commerce experience. As mentioned in our prospectus issued on October 23, 2007, we have commenced a review of potential candidates and aim to identify a suitable candidate for appointment to our board as soon as practicable, but in any event within six months following our listing. However, as at the date of this Annual Report, we are still in the progress of identifying a suitable candidate and will submit an application to the Stock Exchange for an extension of the aforesaid six-month period to a further of nine months whenever appropriate in order to obtain sufficient time to identify a qualified candidate. Our board currently consists of 13 directors as follows:

| | |
|---|---|
| Executive directors | 5 |
| Non-executive directors | 5 |
| Independent non-executive directors | 3 |
| Total | 13 |

Full biographical details of our directors are set out on pages 40 to 44 of this Annual Report.

**Independence of INEDs**

Each of our three independent non-executive directors has confirmed in writing his independence from Alibaba.com in accordance with the guidelines for assessing independence set out in rule 3.13 of the Listing Rules. We are of the view that each of them meets these guidelines and is independent in accordance with the terms of these guidelines.

**Board meetings and individual attendances**

Our board is scheduled to meet regularly at least four times a year, and directors will receive at least 14 days' prior written notice of such meetings. For any ad hoc board meetings, directors are given as much notice as is reasonable and practicable in the circumstances. All members of our board are given full and timely access to relevant information and may seek independent professional advice at our expense, if necessary, in accordance with pre-approved procedures.

Our company secretary assists in setting the agenda of board meetings. Minutes of board meetings are kept by our company secretary and distributed to each director within a reasonable period.

Board members may submit proposals for inclusion on the agenda for consideration during board meetings. Procedures are in place for all directors to have access to the advice and services of our company secretary.

Since we were listed on November 6, 2007, we convened only one board meeting during the Relevant Period. The attendance record of each member of our board is set out below:

| Directors | Attendance | Percentage rate |
|---|---|---|
| **(Chairman and Non-executive Director)** | | |
| MA Yun, Jack | 1/1 | 100% |
| **(Executive Director and Chief Executive Officer)** | | |
| WEI Zhe, David | 1/1 | 100% |
| **(Executive Directors)** | | |
| WU Wei, Maggie | 1/1 | 100% |
| DAI Shan, Trudy | 1/1 | 100% |
| PENG Yi Jie, Sabrina | 1/1 | 100% |
| XIE Shi Huang, Simon | 1/1 | 100% |
| **(Non-executive Directors)** | | |
| TSAI Chung, Joseph | 1/1 | 100% |
| TSUEI, Andrew Tien Yuan | 1/1 | 100% |
| TSOU Kai-Lien, Rose | 1/1 | 100% |
| OKADA, Satoshi | 1/1 | 100% |
| **(Independent Non-executive Directors)** | | |
| LONG Yong Tu | 1/1 | 100% |
| NIU Gen Sheng | 1/1 | 100% |
| KWAUK Teh Ming, Walter | 1/1 | 100% |

**Appointment and re-election of directors**

Under code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

In accordance with this code provision and our articles of association, five of our directors, namely WU Wei, Maggie, DAI Shan, Trudy, XIE Shi Huang, Simon, TSUEI, Andrew Tien Yuan and KWAUK Teh Ming, Walter, will retire from office by rotation and, being eligible, will stand for re-election at our forthcoming annual general meeting.

**Others**

All of our directors have received a comprehensive and tailored induction to ensure full awareness of responsibilities under relevant law, the Listing Rules and other regulatory requirements and our business and governance policies. The same practice will apply to every new director appointed to our board in future.

We have appointed N M Rothschild & Sons (Hong Kong) Limited as our compliance adviser, who shall provide our board with professional advice and guidance in respect of compliance with the Listing Rules and applicable laws. We also provide important updates to all directors when necessary to ensure that they are fully aware of any changes in the business and regulatory environment in places where Alibaba.com conducts its business.

We maintain appropriate directors' and officers' liabilities insurance commensurate with our business operations and assessed exposures.

## CHAIRMAN AND CHIEF EXECUTIVE OFFICER

To avoid the concentration of power in any single individual, the positions of chairman and chief executive officer are held by two different individuals who have distinct and separate roles. Our chairman, MA Yun, Jack is responsible for ensuring that our board properly discharges its responsibilities and conforms to good corporate governance practices and procedures. As the chairman of our board, he is also responsible for making sure that all directors are properly briefed on issues arising at our board meetings, and that all directors receive accurate, timely and reliable information. Our chief executive officer, WEI Zhe, David is responsible for providing leadership for the senior management team and for implementing the policies and development strategies approved by our board.

## NON-EXECUTIVE DIRECTORS

Our non-executive directors are appointed for a specific term of not more than three years and are subject to retirement by rotation as provided in our articles of association.

## REMUNERATION OF DIRECTORS

### Role and function of remuneration committee

Our remuneration committee, established by our board on October 12, 2007, has the following principal responsibilities:

(i) making recommendations to our board on policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for developing a policy on such remuneration;

(ii) determining the specific remuneration packages of our executive directors and senior management;

(iii) reviewing and approving performance-based remuneration by reference to corporate goals and objectives resolved by the directors from time to time; and

(iv) considering and approving the grant of share options and restricted share units to eligible participants pursuant to our share option scheme and restricted share unit scheme.

We have adopted written terms of reference, which clearly define the role, authority and function of our remuneration committee. We have posted the terms of reference on our website.

**Composition of remuneration committee**

Our remuneration committee, consisting of NIU Gen Sheng (also the chairman), TSAI Chung, Joseph and KWAUK Teh Ming, Walter (all being non-executive directors), has a majority composition of independent non-executive directors.

**Summary of work performed**

During the Relevant Period, our remuneration committee reviewed the share-based compensation proposal for providing incentives to staff of Alibaba.com and recommended it to our board for approval. It also reviewed and approved the remuneration packages of our executive directors.

**Meetings and individual attendances**

Our remuneration committee convened one committee meeting during Relevant Period. The attendance record of each member of the committee is set out below:

| Committee Members | Attendance | Percentage rate |
|---|---|---|
| **(Independent Non-executive Director)** | | |
| NIU Gen Sheng | 1/1 | 100% |
| **(Non-executive Director)** | | |
| TSAI Chung, Joseph | 1/1 | 100% |
| **(Independent Non-executive Director)** | | |
| KWAUK Teh Ming, Walter | 1/1 | 100% |

**Remuneration policy**

The emoluments of our directors are determined with reference to factors including their skills, knowledge and experience, the time commitment, duties and responsibilities required of them and the prevailing market conditions. A performance-based element is considered instrumental in aligning the interests of individuals with ours and will be built into top-management compensation.

## NOMINATION OF DIRECTORS

**Role and function of nomination committee**

Our nomination committee, established by our board on October 12, 2007, is principally responsible for leading the process for board appointments and for identifying and nominating for the approval of our board candidates for appointment. It assesses the independence of independent non-executive directors and makes recommendations to our board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors, in particular the chairman and chief executive officer.

Written terms of reference, which clearly define its role, authority and function, were adopted for our nomination committee and posted on our website.

**Composition of Nomination Committee**

Our nomination committee consists of non-executive directors, MA Yun, Jack (who is the committee chairman), LONG Yong Tu and NIU Gen Sheng, a majority of whom are independent non-executive directors.

### Nomination procedures, process and criteria

The nomination committee reviews the structure, size and composition (including the skills, knowledge and experience of each of the directors) of our board on a regular basis and makes recommendations to our board regarding any proposed changes. It identifies individuals suitably qualified to become board members and select, or make recommendations to our board on the selection of persons nominated for directorships.

### Meetings and individual attendances

Our nomination committee did not hold any meeting during the Relevant Period.

## AUDITORS' REMUNERATION

PricewaterhouseCoopers has been appointed as our external auditors until the conclusion of the forthcoming annual general meeting.

For the year ended December 31, 2007, the total remuneration in respect of services provided by PricewaterhouseCoopers amounted to RMB5,099,000 which can be analyzed as follows:

| | **RMB'000** |
|---|---|
| Audit services in respect of: | |
| – initial public offering[1] | 3,037 |
| – annual audit | 1,967 |
| | 5,004 |
| Non-audit service in respect of: | |
| – taxation | 95 |
| Total: | 5,099 |

Note: (1) This amount represents service fee in connection with our initial public offering which was charged against the share premium account in our consolidated financial statements. Such audit service fee, along with all other listing related expenses, were allocated between our Company and Alibaba Group Holding Limited with reference to the amount of funds raised by the respective parties in the initial public offering.

## AUDIT COMMITTEE

### Role and function

Our audit committee, established by our board on October 12, 2007, is primarily responsible for assisting our board in providing an independent view of the effectiveness of our financial reporting process, internal control and risk management system, to oversee the audit process and to perform other duties and responsibilities as assigned by our board. It meets regularly to review financial reporting, internal control and risk management matters and to this end has unrestricted access to both our external and internal auditors.

We have adopted and posted on our website the written terms of reference of our audit committee, which clearly define its role, authority and function.

**Composition**

Our audit committee consists of non-executive directors, KWAUK Teh Ming, Walter, LONG Yong Tu and TSAI Chung, Joseph, a majority of whom are independent non-executive directors.

Our audit committee is chaired by KWAUK Teh Ming, Walter, a qualified accountant with extensive experience in financial reporting and controls as required by the Listing Rules.

**Summary of work performed**

During the Relevant Period, our audit committee reviewed the internal control system and internal audit function together with the corresponding work plan, and reviewed and approved the audit work plan and the audit fees proposal for 2007. It also reviewed our Company's cash management policy.

**Meetings and individual attendances**

During the Relevant Period, our audit committee held one meeting. The attendance record of each member of the committee is set out below:

| Committee Members | Attendance | Percentage Rate |
|---|---|---|
| **(Independent Non-executive Director)** | | |
| KWAUK Teh Ming, Walter | 1/1 | 100% |
| **(Independent Non-executive Director)** | | |
| LONG Yong Tu | 1/1 | 100% |
| **(Non-executive Director)** | | |
| TSAI Chung, Joseph | 1/1 | 100% |

**Directors' responsibility for the financial statements**

Our directors acknowledge their responsibility for preparing our consolidated financial statements of Alibaba.com and of ensuring that the preparation of our consolidated financial statements is in accordance with the relevant requirements and applicable standards.

The statement of our auditors concerning their reporting responsibilities on our consolidated financial statements is set out in the Independent Auditors' Report on pages 82 to 83 of this Annual Report.

## INTERNAL CONTROLS

Alibaba.com's internal control system is designed to provide reasonable assurance in safeguarding our assets, preventing and detecting frauds and irregularities, providing reliable financial information as well as ensuring compliance with applicable laws and regulations. Such system is designed to manage, rather than eliminate, the risk of failure to achieve our business objectives, and it aims to provide a reasonable, as opposed to an absolute, assurance in this respect.

Our board acknowledges that it has an overall responsibility for establishing, maintaining and reviewing the effectiveness of Alibaba.com's internal control system.

Our management is responsible for designing and implementing the internal control system of Alibaba.com to achieve the aforesaid objectives.

Under its terms of reference, our audit committee performs review of our internal control system covering financial, operational and compliance controls and risk management procedures. Regular communications are maintained among our board, audit committee and management to address various areas of our internal control system.

Reporting to the audit committee, our internal audit and compliance department ("IAC") provides independent assessment as to the existence and effectiveness of our internal control system, mainly through conducting annual internal audit and various compliance projects on Alibaba.com. Results of such assessment are reported to our audit committee and our senior management concerned. Our IAC also follows up on management actions to ensure that all issues are being addressed and resolved as appropriate. In addition, it maintains regular communications with our external auditors so that both parties are aware of the significant factors that may affect their respective scopes of work.

Reports from our external auditors on internal controls and relevant financial reporting matters are presented to our audit committee, our IAC and, as appropriate, to our relevant senior management teams. These reports are reviewed and appropriate actions are taken.

During the year, the management has reviewed Alibaba.com's internal control system, and have worked with IAC closely in order to get continuing improvement of our internal control. Our management has also reviewed and performed risk assessment on selected aspects of Alibaba.com's activities. Our IAC, using a risk based audit approach, performed an annual assessment on various material control cycles, including sales order to cash receipt, procurement to payment, general accounting, human resource and payroll, treasury, taxation, information system as well as our entity level controls. The IAC works results were communicated to our audit committee, which in turn conducted its review and reported to our board for further review.

In respect of the year, our directors, through our audit committee as well as by themselves, have reviewed and are generally satisfied with the effectiveness of Alibaba.com's internal control systems including all material financial, operational and compliance controls and risk management functions.

## SHAREHOLDERS' RIGHTS

Our board endeavors to uphold transparent communications with our shareholders for them to make informed decisions about their investments and the exercise of their rights as shareholders, including voting their shares. We establish and maintain different communication channels with our shareholders through the publication of annual and interim reports, press announcements as well as news releases to provide extensive information on Alibaba.com's activities, business strategies and developments. This information is also available on our website: www.alibaba.com.

Our board welcomes the views of shareholders on matters affecting Alibaba.com and encourages them to attend shareholders' meetings to communicate directly any concerns they might have to our directors. We regard our shareholders' meetings as valuable forum for shareholders to raise comments and exchange views with our board. All directors and senior management will make an effort to be present at the shareholders' meetings to address queries from shareholders. To enable the meeting to be conducted in a transparent manner, the resolutions to be put forward at our annual general meeting will be conducted by way of poll. Poll results will be published and posted on the Stock Exchange's website as well as our website.

## INVESTOR RELATIONS

Our senior management is dedicated to maintaining an open dialogue with investment community to ensure thorough understanding of our Company and our business strategies. We proactively reach out to investors, shareholders, analysts, and media through road shows, conference calls, investor conferences, media briefings and news releases. We also welcome and respond to requests for information and queries from the general public.

Corporate governance is a continuing process which calls for collective efforts and commitment from both our board and our management. Although we are relatively new in the public company arena, we are determined to managing our Company in a manner attuned to the times, consistent with all relevant rules and regulations and in accordance with Alibaba.com's mission, vision and values.

**Wong Lai Kin, Elsa**
*Company Secretary*

Hong Kong, March 18, 2008


Mr. Todd Sachs
Bamko Promotional Items, Inc.
"There are too many successful online deals to talk about. Nearly all of our sourcing originates from Alibaba.com!"
Mr. Fuxiang Zhang
Jiaxing Rise Plastic Industrial Co., Ltd
"We completed more than US$200,000 of transactions in just eight months on Alibaba.com."

# The Leading B2B E-Commerce Company

Alibaba.com – A global business community of over 27 million registered users from over 200 countries and regions

# Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

**PricewaterhouseCoopers**
22/F, Prince's Building
Central, Hong Kong

**TO THE SHAREHOLDERS OF ALIBABA.COM LIMITED**
*(incorporated in the Cayman Islands with limited liability)*

We have audited the consolidated financial statements of Alibaba.com Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 84 to 155, which comprise the consolidated and company balance sheets as of December 31, 2007, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

**DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS**

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**AUDITOR'S RESPONSIBILITY**

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**OPINION**

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of December 31, 2007 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**OTHER MATTERS**

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

**PricewaterhouseCoopers**
*Certified Public Accountants*

Hong Kong, March 18, 2008

# Consolidated Income Statement

*For the year ended December 31, 2007*

| | Notes | **2007** **RMB'000** | 2006 RMB'000 |
|---|---|---|---|
| Revenue | | | |
| — International marketplace | 6 | **1,547,695** | 991,869 |
| — China marketplace | 6 | **615,062** | 371,993 |
| Total revenue | | **2,162,757** | 1,363,862 |
| Cost of revenue | | **(280,113)** | (237,625) |
| Gross profit | | **1,882,644** | 1,126,237 |
| Sales and marketing expenses | | **(736,813)** | (610,198) |
| Product development expenses | | **(131,495)** | (105,486) |
| General and administrative expenses | | **(229,868)** | (159,969) |
| Other operating income | 7 | **19,877** | 17,912 |
| Profit from operations | 8 | **804,345** | 268,496 |
| Finance income, net | 9 | **345,099** | 22,892 |
| Profit before income taxes | | **1,149,444** | 291,388 |
| Income tax charges | 13 | **(181,649)** | (71,450) |
| Profit attributable to equity owners of the Company | | **967,795** | 219,938 |
| Dividends | 14 | **—** | 392,521 |
| Earnings per share, basic and diluted (RMB) | 15 | **RMB19.91 cents** | RMB4.56 cents |
| Earnings per share, basic and diluted (HK$ equivalent) | 15 | **HK$20.41 cents** | HK$4.46 cents |

The notes on pages 92 to 155 are an integral part of these consolidated financial statements.

# Consolidated Balance Sheet

*As of December 31, 2007*

| | Notes | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Lease prepayment | | **29,088** | — |
| Property and equipment | 16 | **158,992** | 113,304 |
| Deferred tax assets | 30 | **260,311** | 211,875 |
| Prepayments, deposits and other receivables | 18 | **27,067** | — |
| Deferred costs | 19 | **10,767** | 4,988 |
| **Total non-current assets** | | **486,225** | 330,167 |
| **Current assets** | | | |
| Amounts due from related companies | 33(d) | **26,320** | 25,148 |
| Prepayments, deposits and other receivables | 18 | **48,143** | 36,389 |
| Deferred costs | 19 | **219,229** | 163,392 |
| Restricted cash | | **—** | 781 |
| Term deposits with original maturities of over three months | 20 | **952,382** | 1,051,000 |
| Cash and cash equivalents | 21 | **4,321,170** | 437,804 |
| **Total current assets** | | **5,567,244** | 1,714,514 |
| **Total assets** | | **6,053,469** | 2,044,681 |
| **EQUITY** | | | |
| **Capital and reserves** | | | |
| Share capital | 22 | **486** | — |
| Share premium | 22 | **2,893,132** | — |
| Capital reserve | 23 | **(55,787)** | 354,533 |
| Exchange reserve | | **20,357** | 3,937 |
| Statutory reserves | 26 | **119,615** | 58,223 |
| Retained earnings/(Accumulated deficit) | | **635,278** | (271,125) |
| **Total equity** | | **3,613,081** | 145,568 |

## Consolidated Balance Sheet

*As of December 31, 2007*

| | Notes | **2007 RMB'000** | 2006 RMB'000 |
|---|---|---|---|
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Deferred revenue | 29 | **70,194** | 37,146 |
| **Current liabilities** | | | |
| Deferred revenue and customer advances | 29 | **1,849,655** | 1,216,818 |
| Trade payables | 27 | **12,883** | 8,698 |
| Amounts due to related companies | 33(d) | **17,039** | 161,538 |
| Other payables and accruals | 28 | **337,085** | 172,281 |
| Dividend payable | | **—** | 195,909 |
| Current income tax liabilities | | **153,532** | 106,723 |
| **Total current liabilities** | | **2,370,194** | 1,861,967 |
| **Total liabilities** | | **2,440,388** | 1,899,113 |
| **Total equity and liabilities** | | **6,053,469** | 2,044,681 |
| **Net current assets/(liabilities)** | | **3,197,050** | (147,453) |
| **Total assets less current liabilities** | | **3,683,275** | 182,714 |

**WEI Zhe, David**
*Director*

**WU Wei, Maggie**
*Director*

Hong Kong, March 18, 2008

The notes on pages 92 to 155 are an integral part of these consolidated financial statements.

# Balance Sheet

*As of December 31, 2007*

| | Notes | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Interests in subsidiaries | 17 | **1,428,791** | — |
| **Current assets** | | | |
| Prepayments, deposits and other receivables | 18 | **7,837** | 395 |
| Amounts due from subsidiaries | 17, 33(d) | **7,801** | — |
| Cash and cash equivalents | 21 | **1,751,663** | 18 |
| **Total current assets** | | **1,767,301** | 413 |
| **Total assets** | | **3,196,092** | 413 |
| **EQUITY** | | | |
| **Capital and reserves** | | | |
| Share capital | 22, 24 | **486** | — |
| Share premium | 22, 24 | **2,809,905** | — |
| Retained earnings/(Accumulated deficit) | 24 | **298,029** | (22) |
| **Total equity** | | **3,108,420** | (22) |
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Amounts due to subsidiaries | 17, 33(d) | **15,594** | — |
| Amount due to ultimate holding company | 33(d) | **1,967** | 435 |
| Other payables and accruals | 28 | **70,111** | — |
| **Total current liabilities** | | **87,672** | 435 |
| **Total equity and liabilities** | | **3,196,092** | 413 |
| **Net current assets/(liabilities)** | | **1,679,629** | (22) |
| **Total assets less current liabilities** | | **3,108,420** | (22) |

**WEI Zhe, David**
*Director*

**WU Wei, Maggie**
*Director*

Hong Kong, March 18, 2008

The notes on pages 92 to 155 are an integral part of these financial statements.

# Consolidated Statement of Changes in Equity

*For the year ended December 31, 2007*

| | Share capital RMB'000 | Share premium RMB'000 | Capital reserve RMB'000 | Exchange reserve RMB'000 | Statutory reserves RMB'000 | Accumulated deficit RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|
| **Balance as of January 1, 2006** | — | — | 240,629 | 1,471 | 47,304 | (87,623) | 201,781 |
| Profit for the year | — | — | — | — | — | 219,938 | 219,938 |
| Currency translation differences | — | — | — | 2,466 | — | — | 2,466 |
| Total recognized income for the year | — | — | — | 2,466 | — | 219,938 | 222,404 |
| Appropriation to statutory reserves (Note 26) | — | — | — | — | 10,919 | (10,919) | — |
| Dividends declared | — | — | — | — | — | (392,521) | (392,521) |
| Value of employee services under equity award plans | — | — | 113,904 | — | — | — | 113,904 |
| **Balance as of December 31, 2006** | — | — | 354,533 | 3,937 | 58,223 | (271,125) | 145,568 |

| | Share capital RMB'000 | Share premium RMB'000 | Capital reserve RMB'000 | Exchange reserve RMB'000 | Statutory reserves RMB'000 | Retained earnings/ (Accumulated deficit) RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|
| **Balance as of January 1, 2007** | – | – | 354,533 | 3,937 | 58,223 | (271,125) | 145,568 |
| Profit for the year | – | – | – | – | – | 967,795 | 967,795 |
| Currency translation differences | – | – | – | 16,420 | – | – | 16,420 |
| Total recognized income for the year | – | – | – | 16,420 | – | 967,795 | 984,215 |
| Issue of share capital in preparation for the Global Offering (Notes 1.1 and 22(b)(v)) | 464 | – | – | – | – | – | 464 |
| Issue of share capital in connection with the Global Offering (Notes 1 and 22(c)) | 22 | 2,934,593 | – | – | – | – | 2,934,615 |
| Share issuance costs | – | (130,389) | – | – | – | – | (130,389) |
| Deemed distributions to equity owners (Note 23(c)) | – | – | (464,809) | – | – | – | (464,809) |
| Reclassification arising from deemed disposal of a subsidiary | – | – | – | – | (284) | 284 | – |
| Appropriation to statutory reserves (Note 26) | – | – | – | – | 61,676 | (61,676) | – |
| Value of employee services under equity award plans | – | 88,928 | 54,489 | – | – | – | 143,417 |
| **Balance as of December 31, 2007** | 486 | 2,893,132 | (55,787) | 20,357 | 119,615 | 635,278 | 3,613,081 |

The notes on pages 92 to 155 are an integral part of these consolidated financial statements.

# Consolidated Cash Flow Statement

*For the year ended December 31, 2007*

| | 2007<br>RMB'000 | 2006<br>RMB'000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Profit before income taxes | **1,149,444** | 291,388 |
| Adjustments for: | | |
| Depreciation expense of property and equipment | **59,016** | 54,043 |
| Amortization of lease prepayment | **244** | — |
| Share-based compensation expense | **152,077** | 113,904 |
| Loss on disposals of property and equipment | **17** | 483 |
| Interest income | **(406,307)** | (23,159) |
| Exchange losses | **61,208** | 267 |
| Decrease/(Increase) in amounts due from related companies | **6,468** | (3,348) |
| (Increase)/Decrease in prepayments, deposits and other receivables | **(28,176)** | 35,470 |
| Increase in deferred costs | **(61,616)** | (28,054) |
| Decrease in restricted cash | **781** | — |
| Increase in deferred revenue and customer advances | **699,496** | 469,251 |
| Increase/(Decrease) in trade payables | **4,185** | (5,477) |
| Decrease in amounts due to related companies | **(167,944)** | (67,142) |
| Increase/(Decrease) in other payables and accruals | **122,962** | (24,462) |
| Net cash provided by operating activities | **1,591,855** | 813,164 |
| Income tax paid | **(182,638)** | (82,493) |
| Net cash generated from operating activities | **1,409,217** | 730,671 |
| **Cash flows from investing activities** | | |
| Decrease/(Increase) in term deposits with original maturities of over three months | **98,618** | (714,000) |
| Purchase of property and equipment and lease prepayment of land use rights | **(139,812)** | (96,690) |
| Proceeds from disposals of property and equipment | **342** | 270 |
| Deemed distributions to equity owners | **(432,866)** | — |
| Interest received | **393,718** | 16,053 |
| Net cash outflow arising from deemed disposals pursuant to the Reorganization | **(21,947)** | — |
| Net cash used in investing activities | **(101,947)** | (794,367) |

| | **2007** | 2006 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of ordinary shares | **2,935,079** | — |
| Payments for share issuance costs | **(112,249)** | — |
| Dividends paid | **(195,909)** | (196,612) |
| Net cash provided by/(used in) financing activities | **2,626,921** | (196,612) |
| **Net increase/(decrease) in cash and cash equivalents** | **3,934,191** | (260,308) |
| Cash and cash equivalents at beginning of year | **437,804** | 698,335 |
| Effect of exchange rate for the year | **(50,825)** | (223) |
| **Cash and cash equivalents at end of year** | **4,321,170** | 437,804 |

The notes on pages 92 to 155 are an integral part of these consolidated financial statements.

# Notes to the Financial Statements

## 1 GENERAL INFORMATION

Alibaba.com Limited (the "Company") was incorporated and registered as an exempted company with limited liability in the Cayman Islands on September 20, 2006 under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and reissued) of the Cayman Islands. The Company is an investment holding company and was listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on November 6, 2007. The registered address of the Company is Fourth Floor, One Capital Place. P.O. Box 847, GT, Grand Cayman, Cayman Islands, British West Indies. As of the date of this report, the ultimate holding company of the Company is Alibaba Group Holding Limited (formerly known as "Alibaba.com Corporation"), a company incorporated in the Cayman Islands.

On October 23, 2007, the Company issued a prospectus (the "Prospectus") and launched a global offering of 858,901,000 ordinary shares, comprising 227,356,500 new shares issued by the Company and 631,544,500 shares offered by the ultimate holding company (the "Global Offering"), at an offer price of HK$13.50 per share ("Offer Price"). The ultimate holding company has also granted an over-allotment option to the underwriters to purchase from it up to 113,678,000 additional shares at the Offer Price. The Company was listed on the Stock Exchange on November 6, 2007 and the over-allotment option was exercised on the same date. Gross proceeds received by the Company and the ultimate holding company amounted to HK$13.1 billion (RMB12.5 billion) in aggregate, of which HK$3.1 billion (RMB2.9 billion) was received by the Company.

The Company and its subsidiaries (the "Group") are principally engaged in the provision of software, technology and other services on the online business-to-business ("B2B") marketplaces with the uniform resource locators www.alibaba.com and www.alibaba.com.cn and under the trade name "Alibaba" (the "B2B services").

These financial statements have been approved for issue by the Board on March 18, 2008.

### 1.1 Reorganization

Since inception, the B2B services were carried out by the Group, AliPay E-commerce Corp. (formerly known as "Alibaba.com E-commerce Corp.") and Zhejiang Alibaba E-commerce Co., Ltd. (浙江阿里巴巴電子商務有限公司). AliPay E-commerce Corp. is wholly-owned by the ultimate holding company since its incorporation. Zhejiang Alibaba E-commerce Co., Ltd is under the control of the ultimate holding company through structure contracts, which enabled the ultimate holding company to obtain the substantial majority of benefits of Zhejiang Alibaba E-commerce Co., Ltd. The arrangements of the structure contracts gave the Group control over Zhejiang Alibaba E-commerce Co., Ltd.

## 1 GENERAL INFORMATION (Continued)

### 1.1 Reorganization (Continued)

Immediately before the Reorganization (as defined below), the Company had a 100% direct interest in Alibaba.com Investment Holding Limited which had a 100% direct interest in Alibaba.com China Limited. In contemplation of the listing of shares of the Company on the Main Board of the Stock Exchange on November 6, 2007, a reorganization was carried out to transfer the B2B services to the Company and its subsidiaries (the "Reorganization"). The steps of the Reorganization were summarized below:

- On January 2, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com, Inc. from the ultimate holding company, for a cash consideration of approximately US$3.2 million (RMB25.0 million), which represented the net asset value of the entity as of December 31, 2006.

- On January 2, 2007, Alibaba.com China Limited acquired the entire equity interest in Inter Network Technology Limited from Alibaba.com China Holding Limited, a fellow subsidiary of the Company, for a consideration of US$1 (RMB8). Inter Network Technology Limited is a holding company and its major asset is the entire equity interest in Alibaba (Shanghai) Technology Co., Ltd. (阿里巴巴網絡科技（上海）有限公司).

- On January 2, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Hong Kong Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

- On January 2, 2007, Alibaba.com Hong Kong Limited acquired all the assets, liabilities and operations related to the B2B services owned by AliPay E-commerce Corp., a fellow subsidiary of the Company, for a cash consideration of US$30.0 million (RMB234.3 million), which represented the fair value of the assets acquired related to the B2B services.

- On January 17, 2007, Alibaba.com China Limited acquired the entire equity interests in Alibaba (China) Software Co., Ltd. (阿里巴巴（中國）軟件有限公司) from Alibaba.com China Holding Limited, for a cash consideration of US$6.0 million (RMB46.7 million), which represented the registered capital of the entity at the time of the transfer.

- On April 11, 2007, Alibaba.com China Limited acquired the entire equity interests in Alibaba (China) Technology Co., Ltd. (阿里巴巴（中國）網絡技術有限公司) from Alibaba.com China Holding Limited, for a cash consideration of US$14.0 million (RMB108.2 million), which represented the registered capital of the entity at the time of the transfer.

- On May 14, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Taiwan Holding Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

Notes to the Financial Statements

## 1 GENERAL INFORMATION (Continued)

### 1.1 Reorganization (Continued)

- On May 23, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Japan Investment Holding Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

- On June 4, 2007, Alibaba.com Japan Investment Holding Limited acquired the entire equity interest in Alibaba.com Japan Holding Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

- On June 30, 2007, Hangzhou Alibaba Advertising Co., Ltd. (杭州阿里巴巴廣告有限公司) acquired all the assets, liabilities and operations related to the B2B services owned by Zhejiang Alibaba E-Commerce Co., Ltd. (浙江阿里巴巴電子商務有限公司) for a consideration of approximately RMB114,000, which represented the net book value of the assets, liabilities and operations transferred. Subsequently, the financial position and operating results of Zhejiang Alibaba E-Commerce Co., Ltd. are no longer included in the Group's consolidated financial statements.

- On July 10, 2007, Alibaba.com China Limited acquired the entire equity interest in Beijing Sinya Online Information Technology Co., Ltd. (北京新雅在綫信息技術有限公司) from Alibaba.com China Holding Limited, for a consideration of US$1 (RMB8).

In addition, the Group provided certain marketing and administrative services to other businesses controlled by the ultimate holding company during the year ended December 31, 2006 (the function in which the related services were provided is referred to as "Marketing and Administrative Function").

Given that the Marketing and Administrative Function was part of business activities of the companies comprising the Group before the Reorganization, the assets, liabilities and expenses related to the Marketing and Administrative Function were reflected in the consolidated financial statements during the year ended December 31, 2006. The analysis of the expenses attributable to the Marketing and Administrative Function was as follows:

| | **2007**<br>**RMB'000** | 2006<br>RMB'000 |
|---|---|---|
| Sales and marketing expenses | — | 83,186 |
| Product development expenses | — | 6,748 |
| General and administrative expenses | — | 47,573 |
| Total | — | 137,507 |

## 1 GENERAL INFORMATION (Continued)

### 1.1 Reorganization (Continued)

The unsettled liabilities of the Marketing and Administrative Function could not be separately identified from the Group's liabilities, and the amount of assets related to the Marketing and Administrative Function was immaterial.

Subsequent to December 31, 2006, the Marketing and Administrative Function was transferred to other subsidiaries of the ultimate holding company. In connection therewith, employees of the Group who provided marketing and administrative services to the ultimate holding company and its subsidiaries (together, "Alibaba Group") after the Reorganization were transferred to other subsidiaries of the ultimate holding company during the year ended December 31, 2007.

Upon the completion of the Reorganization, the ultimate holding company in effect had transferred all of its interests in entities, assets and liabilities which were principally engaged in the B2B services to the Group.

### 1.2 Basis of preparation

Pursuant to the Reorganization as described in Note 1.1, assets and liabilities comprising the B2B business of Alibaba Group were transferred to the Group. The Reorganization was accounted for as a reorganization of business under common control, in a manner similar to a pooling-of-interests. The assets and liabilities transferred to the Group have been stated at Alibaba Group's historical carrying amounts. The consolidated financial statements have been prepared as if the Company and current corporate structure had been in existence at all dates and during the years presented and AliPay E-Commerce Corp. and Zhejiang Alibaba E-Commerce Co., Ltd. were deemed to be disposed of by the Group upon the completion of the purchase of assets and liabilities during 2007, pursuant to the Reorganization.

The principal accounting policies applied in the preparation of these consolidated financial statements were set out in Note 2 below. These policies have been consistently applied to the years presented.

The financial statements of the Company have been prepared, under the historical cost convention, in accordance with International Financial Reporting Standards ("IFRS").

During the year, the Group adopted IFRS 7 *Financial Instruments: Disclosures* and the complementary amendments to IAS 1 *Presentation of Financial Statements — Capital Disclosures*, which are effective for accounting periods beginning on or after January 1, 2007.

The impact of the adoption of IFRS 7 and the amendments to IAS 1 has been to expand the disclosures provided in these consolidated financial statements regarding the Group's financial instruments and management of capital (see Note 3).

## 1 GENERAL INFORMATION (Continued)

### 1.2 Basis of preparation (Continued)

In addition, the following standards and interpretations to the existing IFRS are mandatory for accounting periods beginning on or after January 1, 2007:

| | |
|---|---|
| IFRIC-Int 7 | Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies |
| IFRIC-Int 8 | Scope of IFRS 2 |
| IFRIC-Int 9 | Reassessment of Embedded Derivatives |
| IFRIC-Int 10 | Interim Financial Reporting and Impairment |

The adoption of these standards and interpretations did not have any impact on the Group's financial statements and has not led to any changes in the Group's accounting policies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements were disclosed in Note 4. Actual results may differ from these estimates.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### 2.1 Consolidation

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries of the Group, except for those acquisitions which qualify as business combinations under common control which are accounted for using merger accounting.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.1 Consolidation (Continued)

(i) *Purchase method of accounting*

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

(ii) *Business combinations under common control*

The consolidated financial statements incorporate the financial statement items of the combining entities or business in which the common control combination occurs as if they had been consolidated from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are consolidated using the existing book values from the controlling parties' perspective. No amount is recognized in respect of goodwill or excess of acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the contribution of the controlling party's interest. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded have been recognized directly in equity as part of the capital reserve.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when combining entities or business first came under common control, where this is a shorter period, the date of the common control combination is disregarded.

The comparative amounts in the consolidated financial statements are presented as if the entities or business had been consolidated at the earliest balance sheet date presented or when they first came under common control, whichever is the later.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.1 Consolidation (Continued)

To comply with laws and regulations of the People's Republic of China (the "PRC") that restrict foreign ownership of companies that operate Internet information services and other restricted businesses, the Group operates its websites and provides such restricted services in the PRC through PRC domestic companies whose equity interests are held by certain directors of the Company. The paid-in capital of these entities was funded by the Group through loans extended to those directors by the Group. These domestic companies have entered into certain business cooperation and technical service agreements with the Group, which make it obligatory for the Group to absorb a substantial majority of the risk of losses from their activities and entitle the Group to receive a substantial majority of their residual returns. In addition, the Group has entered into certain agreements with those directors, including loan agreements for them to contribute paid-in capital to the domestic companies, option agreements for the Group to acquire the equity in the PRC domestic companies subject to compliance with PRC laws, pledge agreements over the equity interests of these PRC domestic companies held by those directors, and proxy agreements irrevocably authorizing individuals designated by the Group to exercise equity owner's rights over these PRC domestic companies, whichever is applicable. Based on these contractual agreements, the Group believes that, notwithstanding the lack of equity ownership, the contractual arrangements described above give the Group control over the PRC domestic companies in substance. Accordingly, the financial position and operating results of these entities are included in the Group's consolidated financial statements.

Inter-company transactions, balances and unrealized gains on transactions between the consolidated entities or businesses are eliminated. Unrealized losses are also eliminated but considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

### 2.2 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is a group of assets and operations engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

### 2.3 Foreign currency translation

(a) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's presentation and functional currency.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.3 Foreign currency translation (Continued)

(b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized within "finance income/loss, net" in the income statement.

(c) *Group companies*

Result and financial position of all the Group's entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii) all resulting exchange differences are recognized in exchange reserve as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on disposal.

### 2.4 Lease prepayment

Lease prepayment represents payments of land use rights to the PRC's land bureau. Land use right is carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayment on a straight-line basis over the period of the right which is 50 years.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.5 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the year in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their costs to their residual amounts over their estimated useful lives, as follows:

| | Years |
|---|---|
| Computer equipment | 3 |
| Furniture and office equipment | 3 |
| Leasehold improvements | 2–3 (shorter of remaining lease period or estimated useful life) |
| Buildings | 20 |

An asset's residual value and useful life are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction-in-progress represents buildings under construction, which is stated at actual construction cost less any impairment loss. Construction-in-progress is transferred to property and equipment when completed and ready for use.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income/(losses) in the income statement.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.6 Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets, other than goodwill, that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

### 2.7 Other receivables

Other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the other receivables are impaired. The amount of the provision is the difference between the other receivables' carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the other receivable is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When an amount of other receivables is uncollectible, it is written off against the allowance account for other receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

### 2.8 Deferred costs

Sales commissions paid in respect of service fees received in advance are deferred and are charged ratably to the income statement over the term of the respective service contracts as the services are rendered.

### 2.9 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

### 2.10 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.11 Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

### 2.12 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

### 2.13 Staff costs

(a) *Short-term employee benefits*

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present value.

(b) *Pension obligations*

The Group participates in various defined contribution pension schemes. The schemes are generally funded through payments to insurance companies, trustee-administered funds or the relevant government authorities. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.13 Staff costs (Continued)

(b) *Pension obligations (Continued)*
For defined contribution plans, the Group pays contributions on a monthly basis to publicly or privately administered pension insurance plans or government authorities on a mandatory, contractual or voluntary basis. The contributions are expensed as incurred. Assets of the defined contribution plans are held and managed by publicly or privately administered pension insurance plans or government authorities and are separate from those of the Group.

(c) *Share-based compensation*

Share options and restricted share units
The ultimate holding company operates equity award plans (the "Equity Award Plans") and a share incentive scheme ("Pre-IPO share incentive scheme") where employees (including directors) of the Group are granted share options or restricted share units ("RSUs") to acquire shares of the ultimate holding company or the Company's shares held by the ultimate holding company at specified exercise prices. The resulting share-based compensation expense is allocated to the Group accordingly.

*Share options or RSUs granted on or before November 7, 2002 or vested before January 1, 2005*
No expense is recognized in respect of these options.

*Share options or RSUs granted after November 7, 2002 and vested on or after January 1, 2005*
The fair value of the employee services received in exchange for the grant of the options or RSUs is recognized as staff costs in the income statement with a corresponding increase in the share premium under equity of companies comprising the Group. The fair value of the options granted is measured at grant date using the Black-Scholes valuation model ("Black-Scholes Model") whereas the fair value of RSUs granted is measured at grant date based on the fair value of the ultimate holding company's shares, taking into account the terms and conditions upon which the options or RSUs were granted, and amortized over the respective vesting period during which the employees become unconditionally entitled to the options or RSUs. At each balance sheet date, the Group revises its estimates of the number of share options or RSUs that are expected to become vested. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period. On vesting date, the amount recognized as employee benefit expense is adjusted to reflect the actual number of share options or RSUs that become vested.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.13 Staff costs (Continued)

(c) *Share-based compensation (Continued)*

Share appreciation rights

Share-based compensation expense related to share appreciation rights granted by the Group to its employees is measured as the amount by which the fair market value, with reference to the quoted market price, of the Company's shares exceeds the exercise price. The expense is amortized to the income statement over the respective vesting period during which the employees become unconditionally entitled to the share appreciation rights. The liability of such accrued expense associated with cash-settled share appreciation rights is re-measured to fair value at each balance sheet date with the effect of changes in the fair value of the liability being charged or credited to the income statement.

### 2.14 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and, the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognized as interest expense.

### 2.15 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group's activities.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.

The Group principally derives its revenue from the provision of B2B services.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.15 Revenue recognition (Continued)

(a) *B2B services*

The Group's online B2B marketplaces facilitate e-commerce between suppliers and buyers. The Group earns its revenues from service fees received from suppliers ("paying members") while buyers may use the marketplaces to conduct business at no charge. Service fees are received by the Group in respect of the sale of membership packages which provide priority placement of paying members' storefronts and listings in the industry directory and search results on the Group's marketplaces. Additional revenue is generated from service fees from paying members in respect of the sale of value-added services, including sale of additional keywords to improve the paying member's rankings in search results on the Group's marketplaces and sale of premium placements on the web pages to increase the paying member's exposure to potential buyers.

Service fees are paid in advance in respect of the above services for a specific contracted service period. All service fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are rendered.

Value-added services are normally purchased by paying members together with the membership packages within its contracted service period. In the event the fair value of the respective membership package and the value-added services cannot be objectively measured, the aggregate service fees are recognized as revenue ratably over the term of the membership package.

In the event the fair value of the value-added services can be objectively measured, service fees from such value-added services are recognized as revenue ratably over the contracted service period of the value-added services.

(b) *Barter transactions*

When services are exchanged or swapped for services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When services are rendered in exchange for dissimilar services, the exchange is regarded as a revenue generating transaction. The revenue is measured at the fair value of the services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the services received cannot be measured reliably, the revenue is measured at the fair value of the services provided in a barter transaction, by reference to non-barter transaction involving similar services, adjusted by the amount of any cash or cash equivalents transferred.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.15 Revenue recognition (Continued)

(c) *Interest income*
Interest income is recognized on a time-proportion basis using the effective interest method.

(d) *Business tax and related surcharges levied on revenue earned in PRC*
The Group is subject to business tax and related surcharges on the revenue earned for services provided in the PRC. The applicable rate of business tax is 5%. In the income statement, business tax and related surcharges for revenue earned by the Group are included in cost of revenue.

### 2.16 Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all conditions to the grant.

Government grants relating to costs are deferred and recognized in the income statement over the year necessary to match them with the costs that they are intended to compensate.

### 2.17 Product development expenditure

Product development expenditure is recognized as an expense as incurred. Expenditures incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:

(a) it is technically feasible to complete the development of the intangible asset so that it will be available for use or sale;

(b) management intends to complete the intangible asset and use or sell it;

(c) there is an ability to use or sell the intangible asset;

(d) how the intangible asset will generate probable future economic benefits can be demonstrated;

(e) there is adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(f) the expenditure attributable to the intangible asset during its development can be reliably measured.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 2.17 Product development expenditure (Continued)

Capitalized product development expenditure is recorded as an intangible asset and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life. Product development assets are tested for impairment annually.

Other product development expenditures that do not meet these criteria are recognized as expenses as incurred. Product development expenditure previously recognized as an expense is not recognized as an asset in a subsequent year.

### 2.18 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

### 2.19 Dividend distribution

Dividend distribution to the shareholders or equity owners of the Group is recognized as a liability in the Group's financial statements in the year in which the dividends are approved by the shareholders or equity owners of the Company or Group's subsidiaries.

## 3 FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks in the ordinary course of business, mainly foreign currency exchange risk and interest rate risk on cash and cash equivalents. The Group has maintained a treasury department, which reports to the Chief Financial Officer, to monitor the current and expected liquidity requirements in accordance with the policies and procedures approved by the Board. The Group has adopted prudent treasury management objectives, which include principal protection and maintaining sufficient liquidity to meet various funding requirements in accordance with the strategic plans. In addition, the Group also aims to achieve a better return on cash and to hedge against any foreign currency exchange risk. The Group has not used any derivative financial instruments to hedge foreign currency exchange risk or interest rate risk.

## 3 FINANCIAL RISK MANAGEMENT (Continued)

### (a) Foreign currency exchange risk

Foreign currency exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although the Group operates businesses in different countries, substantially all of the revenue-generating and expense related transactions are denominated in RMB which is the functional currency of the Company and most of the Group's subsidiaries. RMB is not freely convertible into other foreign currencies. All foreign currency exchange transactions in China must be effected through either the People's Bank of China ("PBOC"), or other institutions authorized by the PBOC to buy and sell foreign currencies. Following the completion of the Global Offering in November 2007, the Group holds a significant portion of cash and cash equivalents in currencies other than RMB. Such foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of RMB against these foreign currencies may result in significant exchange loss which would be recorded in the income statement.

*Sensitivity analysis*

As of December 31, 2007, if RMB had strengthened/weakened 5% against United States dollars, Hong Kong dollars and Australian dollars with all other variables held constant, profit for the year would have been RMB83,187,000 (2006: RMB513,000) lower/higher, mainly as a result of foreign exchange losses/gains on translation of Hong Kong dollars and Australian dollars denominated cash and cash equivalents. Profit attributable to equity owners of the Company is more sensitive to movement in RMB/Hong Kong dollars and RMB/Australian dollars in 2007 than 2006 because of the increased amount of Hong Kong dollars and Australian dollars denominated cash and cash equivalents being held by the Group.

Other than exchange differences arising from translation of results and financial positions of certain Group companies from functional currencies to the presentation currency, which are dealt with as a movement in exchange reserve, a change of 5% in exchange rate of each foreign currency against RMB does not affect any components of equity.

### (b) Interest rate risk

The Group has no interest-bearing borrowings. The Group's exposure to changes in interest rates is mainly attributable to its interest-bearing assets including term deposits with original maturities of over three months and cash and cash equivalents.

*Sensitivity analysis*

As of December 31, 2007, if the interest rate increased/decreased by 50 basis-point with all other variables held constant, profit attributable to equity owners of the Company would have been RMB26,333,000 (2006: RMB7,428,000) higher/lower, mainly as a result of higher/lower interest income on bank balances.

## 3 FINANCIAL RISK MANAGEMENT (Continued)

### (c) Credit risk

The Group's credit risk is considered minimal as a substantial part of the income is prepaid by a diversified group of customers. The extent of the Group's credit risk exposure is represented by the aggregate of cash held at banks and at other financial institutions. All of the Group's cash held at banks is placed with financial institutions of sound credit quality.

The Group's maximum exposure to credit risk without taking account of the value of any collateral held is represented by the carrying amount of each financial asset in the balance sheets.

### (d) Liquidity risk

The Group has maintained its own treasury function to monitor the current and expected liquidity requirements and aims to maintain flexibility by keeping sufficient cash and cash equivalents generated from operations. The Group adopts prudent treasury management objectives which include maintaining sufficient cash and cash equivalents to meet its commitment over the foreseeable future in accordance with its strategic plan.

The Group does not have significant financial liabilities except for amounts due to related companies, trade payables, other payables and certain accruals. The contractual maturities of amounts due to related companies are disclosed in Note 33(d). For trade payables and other payables, they are generally on credit terms of one to three months after the invoice date. For accruals, there are generally no specified contractual maturities and are paid upon counterparty's formal notification, of which should be within 12 months from the balance sheet date.

### (e) Fair value estimation

The fair values of the Groups' financial instruments are not materially different from their carrying amounts.

The fair values of financial instruments that are not traded in active market is determined by using discounted cash flow valuation techniques.

The carrying values less impairment provision (as applicable) of amounts due from related companies, prepayments, deposits and other receivables are a reasonable approximation of their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

## 3 FINANCIAL RISK MANAGEMENT (Continued)

### (f) Capital risk management

The Group's objectives in managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital and to sustain the future development of the Group's businesses.

The Group's capital structure is being reviewed periodically to ensure these objectives are to be achieved. In order to maintain or adjust the capital structure, the Group will consider the macroeconomic conditions, prevailing interest rate and adequacy of cash flows generating from operations and may adjust the amount of dividends paid to shareholders, return capital to shareholders and issue new shares.

Currently, the Group has no external borrowings. The capital structure of the Group solely consists of equity attributable to equity owners of the Company, comprising share capital and reserves. The Group defines the owners' equity as the capital of the Group.

## 4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

### (a) Recognition of share-based compensation expense

Since the inception of business, the Group's employees have participated in Equity Award Plans of the ultimate holding company. Management of the Group have used the Black-Scholes Model to determine the total fair value of the options granted, which is based on fair value and various attributes of the underlying shares of the ultimate holding company. Significant estimates and assumptions are required to be made in determining the parameters for applying the Black-Scholes Model, including estimates and assumptions regarding the risk-free rate of return, expected dividend yield and volatility of the underlying shares and the expected life of the options. The total fair value of RSUs granted is measured on the grant date based on the fair value of the underlying shares of the ultimate holding company. In addition, the Group is required to estimate the expected percentage of grantees that will remain in employment with the Group at the end of the vesting period. The Group only recognizes an expense for those options or RSUs expected to vest over the vesting period during which the grantees become unconditionally entitled to the options or RSUs. Changes in these estimates and assumptions could have a material effect on the determination of the fair value of the share options and RSUs and the amount of such equity awards expected to become vested, which may in turn significantly impact the determination of the share-based compensation expense.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

**(a) Recognition of share-based compensation expense (Continued)**

The fair value of options and RSUs at the time of grant is to be expensed over the vesting period of the options and RSUs based on an accelerated graded attribution approach. Under the accelerated graded attribution approach, each vesting installment of a graded vesting award is treated as a separate share option or RSUs grant, which means that each vesting installment will be separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

Based on the fair value of options and RSUs granted by the ultimate holding company to the Group's employees and the expected turnover rate of grantees, the corresponding share-based compensation expense recognized by the Group in respect of their services rendered for the year ended December 31, 2007 was approximately RMB143,417,000 (2006: RMB113,904,000) (Note 25).

**(b) Recognition of income taxes and deferred tax assets**

The Group is mainly subject to income tax in the PRC. In the ordinary course of business, there are many transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the actual or expected tax positions in future are different from the original estimate, such difference will impact the recognition of deferred tax assets and income tax charge in the period in which such estimate has been changed.

## 4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

### (b) Recognition of income taxes and deferred tax assets (Continued)

On March 16, 2007, the National People's Congress approved the PRC Enterprise Income Tax Law (the "New EIT Law"). The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises ("HNTE"). However, the detailed rules on the applicable requirements and procedures to apply for preferential tax treatment as HNTE have not yet been announced. In December 2007, Alibaba (China) Technology Co., Ltd. ("Alibaba China") obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of the Board of Directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of December 31, 2007.

Should the Group have reported deferred taxes at the new unified corporate income tax rate of 25%, the deferred tax assets and profit attributable to equity owners of the Company would have been increased by approximately RMB173,500,000 for the year ended December 31, 2007.

### (c) Depreciation

The costs of property and equipment are charged as depreciation expense over the estimated useful lives of the respective assets using the straight-line method. The Group periodically reviews changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation rates.

Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in depreciable lives and therefore depreciation expense in future periods.

## 5 SEGMENT INFORMATION

In the respective years presented, the Group had one single business segment: the provision of the B2B services. Although the B2B services consist of the operations of the international marketplace and the China marketplace, management considers that these underlying marketplaces are subject to similar risks and returns. Therefore, management has only relied on the reported revenue associated from these underlying marketplaces in making financial decisions and allocating resources, and significant costs incurred associated with the revenue generated cannot be separately identified by marketplaces. In addition, substantially all of the Group's revenue was generated in the PRC. Accordingly, no business or geographical segment information is presented.

## 6 REVENUE

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| International marketplace | | |
| Gold Supplier | **1,503,331** | 967,858 |
| International TrustPass | **32,825** | 24,011 |
| Other revenue[i] | **11,539** | — |
| | **1,547,695** | 991,869 |
| China marketplace | | |
| China TrustPass | **594,098** | 369,653 |
| Other revenue[ii] | **20,964** | 2,340 |
| | **615,062** | 371,993 |
| | **2,162,757** | 1,363,862 |

(i) Other revenue received from the international marketplace mainly represents commission income from a fellow subsidiary for cross-selling certain software products (Note 33(b)).

(ii) Other revenue received from the China marketplace mainly represents promotional income from certain third party customers.

## 7 OTHER OPERATING INCOME

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Government grants[i] | **17,215** | 13,500 |
| Others | **2,662** | 4,412 |
| | **19,877** | 17,912 |

(i) Alibaba China, a wholly-owned subsidiary of the Company, received grants from government authorities in the PRC of RMB17,215,000 during the year. In 2006, Alibaba China received RMB13,500,000 government grants in relation to technology development in the PRC.

## 8 PROFIT FROM OPERATIONS

Profit from operations is stated after charging the following:

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Staff costs (Note 10) | **756,803** | 561,058 |
| Operating lease rentals | **40,602** | 28,884 |
| Depreciation expense of property and equipment | **59,016** | 54,043 |
| Amortization of lease prepayment | **244** | — |
| Loss on disposals of property and equipment | **17** | 483 |
| Auditors' remuneration(i) | **1,967** | — |

(i) Auditors' remuneration was borne by the ultimate holding company for the year ended December 31, 2006.

## 9 FINANCE INCOME, NET

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Interest income(i) | **406,307** | 23,159 |
| Exchange losses | **(61,208)** | (267) |
| | **345,099** | 22,892 |

(i) Interest income for the year ended December 31, 2007 included interest income of RMB350,534,000 received from over-subscription proceeds in connection with the initial public offering of the shares of the Company.

## 10 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Salaries, bonuses and sales commission | **488,373** | 368,172 |
| Contributions to defined contribution benefit plans(i) | **79,412** | 53,025 |
| Discretionary employee benefits | **36,941** | 25,957 |
| Share-based compensation expense (Note 25) | **152,077** | 113,904 |
| | **756,803** | 561,058 |

| | 2007 | 2006 |
|---|---|---|
| Number of employees | **5,292** | 3,572 |

## 10 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS) (Continued)

(i) All local employees of the subsidiaries in the PRC participate in mandatory employee social security plans pursuant to the regulations enacted in the PRC, which cover pension, medical and other welfare benefits. The plans are organized and administered by the government authorities. Except for welfare benefits provided by these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on a percentage of the monthly compensation of employees, subject to certain ceilings, and are paid to the respective labour and social welfare authorities.

The Group also contributes to retirement plans for its employees outside the PRC at percentages in compliance with requirements of the respective governments.

The contributions to the above plans are expensed as incurred. Assets of the defined contribution benefit plans are held and managed by publicly or privately administered pension insurance plans or government authorities and are separate from those of the Group.

## 11 DIRECTORS' EMOLUMENTS

The aggregate amounts of emoluments — paid and payable by the Company to directors of the Company were as follows:

| | **2007**<br>**RMB'000** | 2006<br>RMB'000 |
|---|---|---|
| Fees | **315** | — |
| Salaries, bonuses, allowances and benefits in kind | **7,364** | 5,179 |
| Contributions to defined contribution benefit plans | **194** | 197 |
| | **7,873** | 5,376 |
| Share-based compensation benefits[(i)] | **45,582** | 5,277 |
| | **53,455** | 10,653 |

(i) Share-based compensation benefits represent fair value of share options issued under the Equity Award Plans and Pre-IPO share incentive scheme of the ultimate holding company allocated to the income statement of the Group as well as the fair value of the shares of the Company directly granted to directors disregarding whether or not the shares were transferred and the options have been vested/exercised.

| | **2007** | 2006 |
|---|---|---|
| Number of directors | | |
| — with emoluments | **11** | 6 |
| — without emoluments | **2** | 7 |
| Number of directors | **13** | 13 |

## 11 DIRECTORS' EMOLUMENTS (Continued)

The remuneration of the Company's directors was set out below:

**For the year ended December 31, 2007**

| Name of director | Fees RMB'000 | Salaries, bonuses, allowance and benefits in kind[(i)] RMB'000 | Contribution to defined contribution benefit plans RMB'000 | Subtotal RMB'000 | Share-based compensation benefits[(ii)] RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **Executive directors** | | | | | | |
| WEI Zhe, David | — | 2,730 | 77 | 2,807 | 32,511 | 35,318 |
| WU Wei, Maggie | — | 1,425 | 24 | 1,449 | 4,693 | 6,142 |
| DAI Shan, Trudy | — | 1,452 | 31 | 1,483 | 1,156 | 2,639 |
| PENG Yi Jie, Sabrina | — | 1,008 | 31 | 1,039 | 1,010 | 2,049 |
| XIE Shi Huang, Simon | — | 749 | 31 | 780 | 511 | 1,291 |
| **Non-executive directors** | | | | | | |
| MA Yun, Jack | — | — | — | — | 746 | 746 |
| TSAI Chung, Joseph | — | — | — | — | 763 | 763 |
| TSUEI, Andrew Tien Yuan | 63 | — | — | 63 | 1,048 | 1,111 |
| OKADA, Satoshi | — | — | — | — | — | — |
| TSOU Kai-Lien, Rose | — | — | — | — | — | — |
| **Independent non-executive directors** | | | | | | |
| LONG Yong Tu | 84 | — | — | 84 | 1,048 | 1,132 |
| NIU Gen Sheng | 84 | — | — | 84 | 1,048 | 1,132 |
| KWAUK Teh Ming, Walter | 84 | — | — | 84 | 1,048 | 1,132 |
| | 315 | 7,364 | 194 | 7,873 | 45,582 | 53,455 |

(i) Bonuses in respect of 2007 was paid in 2008.

(ii) This represents amortization of the fair value of share options or shares measured at the grant dates charged to the income statement, regardless of whether or not the share options have been vested or exercised.

## 11 DIRECTORS' EMOLUMENTS (Continued)

### For the year ended December 31, 2006

| Name of director | Fees | Salaries, bonuses, allowance and benefits in kind[i] | Contribution to defined contribution benefit plans | Subtotal | Share-based compensation benefits[ii] | Total |
|---|---|---|---|---|---|---|
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| **Executive directors** | | | | | | |
| WEI Zhe, David | — | 291 | 10 | 301 | 1,511 | 1,812 |
| WU Wei, Maggie | — | — | — | — | — | — |
| DAI Shan, Trudy | — | 1,088 | 77 | 1,165 | 665 | 1,830 |
| PENG Yi Jie, Sabrina | — | 540 | 20 | 560 | 603 | 1,163 |
| XIE Shi Huang, Simon | — | 438 | 53 | 491 | 430 | 921 |
| **Non-executive directors** | | | | | | |
| MA Yun, Jack | — | 1,530 | 25 | 1,555 | 1,036 | 2,591 |
| TSAI Chung, Joseph | — | 1,292 | 12 | 1,304 | 1,032 | 2,336 |
| TSUEI, Andrew Tien Yuan | — | — | — | — | — | — |
| OKADA, Satoshi | — | — | — | — | — | — |
| TSOU Kai-Lien, Rose | — | — | — | — | — | — |
| **Independent non-executive directors** | | | | | | |
| LONG Yong Tu | — | — | — | — | — | — |
| NIU Gen Sheng | — | — | — | — | — | — |
| KWAUK Teh Ming, Walter | — | — | — | — | — | — |
| | — | 5,179 | 197 | 5,376 | 5,277 | 10,653 |

(i) Bonuses in respect of 2006 was paid in 2007.

(ii) This represents amortization of the fair value of share options or shares measured at the grant dates charged to the income statement, regardless of whether or not the share options have been vested or exercised.

No director received any emoluments from the Group as an inducement to join or leave the Group or compensation for loss of office (2006: Nil). No director waived or has agreed to waive any emoluments during the year (2006: Nil).

## 12 INDIVIDUALS WITH HIGHEST EMOLUMENTS

The five individuals whose emoluments were the highest in the Group during the year ended December 31, 2007 included three (2006: two) directors whose details have been reflected in the analysis presented in Note 11. The emoluments payable to the remaining two (2006: three) individuals were as follows:

| | **2007** | 2006 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| Salaries, bonuses, allowances and benefits in kind | **2,910** | 3,633 |
| Contribution to defined contribution benefit plans | **80** | 212 |
| Share-based compensation expense | **2,464** | 6,540 |
| | **5,454** | 10,385 |

The emoluments payable to two (2006: three) individuals were within the following bands:

| | **Number of individuals** | |
|---|---|---|
| | **2007** | 2006 |
| RMB2,500,001–RMB3,000,000 | **2** | 2 |
| RMB5,000,001–RMB5,500,000 | **—** | 1 |
| | **2** | 3 |

None of the above individuals received any emoluments from the Group as an inducement to join or leave the Group or compensation for loss of office (2006: Nil).

## 13 INCOME TAX CHARGES

| | **2007** | 2006 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| PRC current tax charge | **230,085** | 155,730 |
| Deferred tax credit (Note 30) | **(48,436)** | (84,280) |
| | **181,649** | 71,450 |

## 13 INCOME TAX CHARGES (Continued)

### (a) Cayman Islands and British Virgin Islands Profits Tax

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company is not subject to tax on its income or capital gains.

### (b) Hong Kong Profits Tax

The Company's subsidiaries that carry on business in Hong Kong are subject to Hong Kong profits tax at a rate of 17.5% (2006: 17.5%). No provision for Hong Kong profits tax has been made as the subsidiaries had no estimated assessable profit for the year (2006: Nil).

### (c) PRC Enterprise Income Tax ("EIT")

Current income tax expense primarily represents the provision for EIT for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC.

Pursuant to such tax laws and regulations for taxable years prior to January 1, 2008, entities incorporated in the PRC are subject to EIT at a statutory rate of 33% (30% national EIT plus 3% local income tax) or reduced national EIT rates for certain high and new technology enterprises or software development companies, on PRC taxable income. In 2006 and 2007, Alibaba China, the major operating entity of the Group, was qualified for the 15% reduced statutory rate on national EIT as a high and new technology enterprise. In 2006, Alibaba China did not receive any exemption or reduction of the local income tax. As a result, Alibaba China's applicable income tax rate was 18% (15% national EIT plus 3% local income tax). In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

For the year ended December 31, 2007, Hangzhou Alibaba Advertising Co., Ltd., a subsidiary of the Group that provides Internet content and advertising services, was exempted from EIT at the statutory rate of 33% according to tax circular Hangguoshuibinfa (2008) 29 as a new company engaging in information industry.

## 13 INCOME TAX CHARGES (Continued)

### (c) PRC Enterprise Income Tax ("EIT") (Continued)

The tax on the Group's profit before income taxes differed from the theoretical amount that would arise using the PRC EIT statutory rate of 33% as follows:

| | **2007** **RMB'000** | 2006 RMB'000 |
|---|---|---|
| Profit before income taxes | **1,149,444** | 291,388 |
| Tax calculated at a tax rate of 33% | **379,317** | 96,158 |
| Effect of different tax rates available to different companies of the Group | **(252,122)** | (56,094) |
| Effects of tax holiday on assessable profits of subsidiaries incorporated in the PRC | **(739)** | — |
| Income not taxable for tax purposes | **(99)** | (3,333) |
| Expenses not deductible for tax purposes[i] | **22,643** | 37,650 |
| Utilization of previously unrecognized tax assets/deferred tax assets not recognized | **(3,847)** | (10,058) |
| Unrecognized tax losses | **1,183** | 7,127 |
| Effect on deferred tax assets resulting from the exemption of local income tax[ii] | **35,313** | — |
| Income tax charges | **181,649** | 71,450 |

(i) Expenses not deductible for tax purposes primarily represent share-based compensation expense.

(ii) A preferential treatment was approved by the relevant tax authority relating to the exemption of local income tax of 3% applicable to one of the Group's major operating subsidiaries in the PRC for the year ended December 31, 2007. The preferential treatment resulted in a reduction of deferred tax assets previously recognized and a charge to the income statement for the year ended December 31, 2007.

## 13 INCOME TAX CHARGES (Continued)

### (c) PRC Enterprise Income Tax ("EIT") (Continued)

On March 16, 2007, the National People's Congress approved the New EIT Law. The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as HNTE. However, the detailed rules on the applicable requirements and procedures to apply for preferential tax treatment as HNTE have not yet been announced. In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of the Board of Directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of December 31, 2007.

## 14 DIVIDENDS

| | **2007** | 2006 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| Dividends | — | 392,521 |

Dividends declared in 2006 represented distributions by certain of the Company's PRC subsidiaries prior to the Reorganization as described in Note 1.1. As such, the rates of dividends and the number of ordinary shares ranking for dividends were not presented for the year ended December 31, 2006 as such information was not meaningful.

Dividends declared by the Company's PRC subsidiaries are based on the distributable profits as reported in the statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the PRC. As such, the distributable profits of these subsidiaries are different from the retained earnings/accumulated deficit reported under IFRS.

Notes to the Financial Statements

## 15 EARNINGS PER SHARE

| | 2007 | 2006 |
|---|---|---|
| Profit for the year attributable to equity owners of the Company (RMB'000) | **967,795** | 219,938 |
| Weighted average number of ordinary shares in issue (thousand shares) | **4,859,882** | 4,825,000 |
| Earnings per share, basic and diluted (RMB) | **RMB19.91 cents** | RMB4.56 cents |
| Earnings per share, basic and diluted (HK$ equivalent)[i] | **HK$20.41 cents** | HK$4.46 cents |

(i) The translation of RMB amounts into Hong Kong dollars has been made at the rate of RMB0.9757 to HK$1.0000 (2006: RMB1.0223 to HK$1.0000). No representation is made that the RMB amounts have been, could have been or could be converted into Hong Kong dollars or vice versa, at that rate, or at any rates or at all.

Basic earnings per share is calculated by dividing the profit for the year attributable to equity owners of the Company by the weighted average numbers of ordinary shares in issue during the year. In determining the weighted average number of ordinary shares in issue for the year ended December 31, 2006, a total of 4,825,000,000 ordinary shares were deemed to be in issue since January 1, 2006 as detailed in Note 22.

Basic and fully diluted earnings per share are the same as the Company did not issue any dilutive equity instruments during the year ended December 31, 2007.

## 16 PROPERTY AND EQUIPMENT

| | Computer equipment RMB'000 | Furniture and office equipment RMB'000 | Leasehold improvements RMB'000 | Buildings RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **Year ended** | | | | | | |
| **December 31, 2006** | | | | | | |
| Opening net book amount | 64,747 | 13,169 | 6,976 | – | – | 84,892 |
| Additions | 60,560 | 11,489 | 20,300 | 2,850 | 6,975 | 102,174 |
| Disposals | (15,392) | (644) | (3,349) | – | – | (19,385) |
| Depreciation | (38,819) | (7,954) | (7,270) | – | – | (54,043) |
| Exchange differences | (301) | (21) | (12) | – | – | (334) |
| **Closing net book amount** | 70,795 | 16,039 | 16,645 | 2,850 | 6,975 | 113,304 |
| **As of December 31, 2006** | | | | | | |
| Cost | 132,180 | 32,073 | 27,688 | 2,850 | 6,975 | 201,766 |
| Accumulated depreciation | (61,385) | (16,034) | (11,043) | – | – | (88,462) |
| **Closing net book amount** | 70,795 | 16,039 | 16,645 | 2,850 | 6,975 | 113,304 |
| **Year ended** | | | | | | |
| **December 31, 2007** | | | | | | |
| Opening net book amount | **70,795** | **16,039** | **16,645** | **2,850** | **6,975** | **113,304** |
| Additions | **81,002** | **8,561** | **9,363** | **–** | **31,538** | **130,464** |
| Disposals | **(18,469)** | **(3,364)** | **(242)** | **(2,775)** | **–** | **(24,850)** |
| Depreciation | **(38,965)** | **(8,704)** | **(11,272)** | **(75)** | **–** | **(59,016)** |
| Exchange differences | **(767)** | **(86)** | **(57)** | **–** | **–** | **(910)** |
| **Closing net book amount** | **93,596** | **12,446** | **14,437** | **–** | **38,513** | **158,992** |
| **As of December 31, 2007** | | | | | | |
| Cost | **190,317** | **34,199** | **35,715** | **–** | **38,513** | **298,744** |
| Accumulated depreciation | **(96,721)** | **(21,753)** | **(21,278)** | **–** | **–** | **(139,752)** |
| **Closing net book amount** | **93,596** | **12,446** | **14,437** | **–** | **38,513** | **158,992** |

## 17 INTERESTS IN SUBSIDIARIES

| | Company 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Non-current portion | | |
| Unlisted shares, at cost | — | — |
| Amount due from a subsidiary | **1,428,791** | — |
| | **1,428,791** | — |
| Current portion | | |
| Amounts due from subsidiaries | **7,801** | — |
| Amounts due to subsidiaries | **(15,594)** | — |
| | **(7,793)** | — |
| | **1,420,998** | — |

The amount due from a subsidiary included under non-current portion is unsecured, interest-free, and not repayable in foreseeable future.

The amounts due from/to subsidiaries included under current portion are unsecured, interest-free and expected to be settled within one year.

## 17 INTERESTS IN SUBSIDIARIES (Continued)

Details of the subsidiaries as of December 31, 2007 were set out below:

| Name | Place and date of incorporation/establishment and kind of legal entity | Principal activities | Particulars of issued share/ registered capital | Effective interest held |
|---|---|---|---|---|
| **Directly held:** | | | | |
| Alibaba.com Investment Holding Limited | British Virgin Islands ("the BVI"), September 20, 2006, limited liability company | Investment holding | US$1 | 100% |
| **Indirectly held:** | | | | |
| Alibaba (China) Software Co., Ltd.# 阿里巴巴（中國）軟件有限公司 | The PRC, August 23, 2004, limited liability company | Provision of software and technology services | US$105,000,000 | 100% |
| Alibaba (China) Technology Co., Ltd.# 阿里巴巴（中國）網絡技術有限公司 | The PRC September 9, 1999, limited liability company | Provision of software and technology services | US$109,000,000 | 100% |
| Alibaba.com China Limited | Hong Kong, October 5, 2006, limited liability company | Investment holding | HK$1 | 100% |
| Alibaba.com Hong Kong Limited | Hong Kong, September 29, 1999, limited liability company | Business-to-Business Services, provision of Internet content, software and technology services and other group administrative services | HK$3,900,002 | 100% |
| Alibaba.com, Inc. | Delaware, United States of America, February 25, 2000, limited liability company | Technology maintenance, marketing and administrative services | US$2 | 100% |
| Alibaba.com Japan Co., Ltd. | Japan, November 30, 2007, limited liability company | Inactive | Japanese Yen 10,000,000 | 100% |

## Notes to the Financial Statements

### 17 INTERESTS IN SUBSIDIARIES (Continued)

| Name | Place and date of incorporation/establishment and kind of legal entity | Principal activities | Particulars of issued share/ registered capital | Effective interest held |
|---|---|---|---|---|
| Alibaba.com Japan Holding Limited | The BVI, March 8, 2000, limited liability company | Investment holding | US$1 | 100% |
| Alibaba.com Japan Investment Holding Limited | The Cayman Islands, July 19, 2006, limited liability company | Investment holding | US$1 | 100% |
| Alibaba.com Singapore Investment Holding Private Limited | Singapore, November 5, 2007, limited liability company | Investment holding | Singapore $1 | 100% |
| Alibaba.com Taiwan Holding Limited | The BVI, August 2, 2000, limited liability company | Inactive | US$1 | 100% |
| Alibaba (Shanghai) Technology Co., Ltd.# 阿里巴巴網絡科技（上海）有限公司 | The PRC, October 23, 2003, limited liability company | Inactive | US$140,000 | 100% |
| Beijing Sinya Online Information Technology Co., Ltd.# 北京新雅在綫信息技術有限公司 | The PRC, March 16, 2004, limited liability company | Inactive | US$9,000,000 | 100% |
| Hangzhou Alibaba Advertising Co., Ltd. (formerly known as "Hangzhou Alibaba Information Services Co., Ltd.")# 杭州阿里巴巴廣告有限公司（前稱「杭州阿里巴巴信息服務有限公司」） | The PRC, December 7, 2006, limited liability company | Provision of Internet content and advertising services | RMB10,000,000 | 100% |
| Inter Network Technology Limited | The BVI, July 1, 2003, limited liability company | Investment holding | US$2 | 100% |

# *The names of these subsidiaries represent management's translation of the Chinese names of these subsidiaries as no English names have been registered.*

## 18 PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

| | Group | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Non-current portion | | |
| Loans to employees (Notes 25 and 33(f)) | **27,067** | — |
| Current portion | | |
| Prepaid advertising and promotion expenses | **1,943** | 13,453 |
| Deposits for purchases of property and equipment | **3,857** | 2,055 |
| Rental and other deposits | **5,598** | 4,150 |
| Prepaid rentals | **6,831** | 3,844 |
| Interest income receivables | **20,920** | 8,331 |
| Advances to staff | **1,955** | 1,568 |
| Others | **7,039** | 2,988 |
| | **48,143** | 36,389 |
| Total | **75,210** | 36,389 |

The fair value of loans to employees was determined using discounted cash flows at a market rate of 7.56%, which was equivalent to the effective interest rate on the loans.

| | Company | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Interest income receivables | **7,131** | — |
| Others | **706** | 395 |
| | **7,837** | 395 |

## 19 DEFERRED COSTS

Upon the receipt of service fees from paying members, the Group is obligated to pay certain costs related to the receipt of such service fees which primarily comprise sales commissions. The service fees are initially deferred and recognized in the income statement in the period in which the services are rendered (Note 29), as such, the related costs are also initially deferred and recognized in the income statement in the period the related service fees are recognized.

## 20 TERM DEPOSITS WITH ORIGINAL MATURITIES OF OVER THREE MONTHS

The effective interest rate of the term deposits of the Group with original maturities of over three months, all of which were denominated in RMB, was 2.97% (2006: 2.14%).

## 21 CASH AND CASH EQUIVALENTS

| | **Group** | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Cash at banks and on hand | **1,566,907** | 204,854 |
| Term deposits with original maturities of three months or less | **2,754,263** | 232,950 |
| | **4,321,170** | 437,804 |

| | **Company** | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Cash at banks and on hand | **1,751,663** | 18 |

As of December 31, 2007, 66.3% (2006: 98.8%) of the cash and cash equivalents was denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC Government.

The effective interest rate of the term deposits of the Group with original maturities of three months or less was 2.20% (2006: 1.64%).

## 22 SHARE CAPITAL AND SHARE PREMIUM

| | Notes | Number of ordinary shares | Nominal value of ordinary shares | Equivalent nominal value of ordinary shares RMB'000 | Share premium RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **Authorized** | | | | | | |
| Ordinary share of US$1.00 each upon incorporation on September 20, 2006 and as of January 1, 2007 | (a) | 50,000 | US$50,000 | 396 | — | 396 |
| Increase in authorized share capital in HK$ | (b)(i) and (b)(ii) | 8,000,000,000 | HK$800,000 | 770 | — | 770 |
| Cancellation of authorized share capital of US$1.00 each | (b)(iv) | (50,000) | (US$50,000) | (396) | — | (396) |
| As of December 31, 2007 | | 8,000,000,000 | HK$800,000 | 770 | — | 770 |
| **Issued and fully paid** | | | | | | |
| Issue of ordinary share on date of incorporation on September 20, 2006 and as of January 1, 2007 | (a) | 1 | US$1 | — | — | — |
| Repurchase of issued ordinary share in preparation for the Global Offering | (b)(iii) | (1) | (US$1) | — | — | — |
| Issue of ordinary shares in preparation for the Global Offering | (b)(v) | 4,825,000,000 | HK$482,500 | 464 | — | 464 |
| Issue of ordinary shares in connection with the Global Offering | (c) | 227,356,500 | HK$22,736 | 22 | 2,934,593 | 2,934,615 |
| Share issuance costs | | — | — | — | (130,389) | (130,389) |
| Value of employee services under equity award plans | | — | — | — | 5,701 | 5,701 |
| **At Company level** | | | | | | |
| As of December 31, 2007 | (d) | 5,052,356,500 | HK$505,236 | 486 | 2,809,905 | 2,810,391 |
| Value of employee services under equity award plans | | — | — | — | 83,227 | 83,227 |
| **At Group level** | | | | | | |
| As of December 31, 2007 | (d) | 5,052,356,500 | HK$505,236 | 486 | 2,893,132 | 2,893,618 |

## 22 SHARE CAPITAL AND SHARE PREMIUM (Continued)

(a) The Company was incorporated in the Cayman Islands on September 20, 2006 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each. On the same date, the Company issued and allotted one ordinary share, credited as fully paid at par, to the ultimate holding company.

(b) On October 12, 2007, the ultimate holding company passed a resolution to approve various matters as follows:

(i) change the denomination of the par value of the Company's ordinary shares from United States dollars ("US$") to Hong Kong dollars ("HK$");

(ii) increase the Company's authorized capital by HK$800,000 divided into 8,000,000,000 ordinary shares of par value of HK$0.0001 each;

(iii) repurchase by the Company at par of the one issued ordinary share with par value of US$1.00;

(iv) reduce the authorized share capital of the Company by US$50,000 by cancelling 50,000 authorized but unissued shares of US$1.00 par value each; and

(v) increase the Company's issued capital by HK$482,500 divided into 4,825,000,000 ordinary shares of par value of HK$0.0001 each.

(c) On November 6, 2007, the Company issued 227,356,500 ordinary shares of par value of HK$0.0001 each pursuant to the Global Offering as disclosed in Note 1.

(d) As of December 31, 2007, total issued and fully paid share capital amounted to HK$505,236, which was divided into 5,052,356,500 ordinary shares of par value of HK$0.0001 each.

## 23 CAPITAL RESERVE

### (a) Capital reserve as of December 31, 2006

The Company was incorporated during the year ended December 31, 2006 and the Reorganization was not completed prior to December 31, 2006. For the purpose of the consolidated financial statements, the capital reserve in the consolidated balance sheet as of December 31, 2006 represented the consolidated share capital and share premium of the companies comprising the Group.

### (b) Capital reserve as of December 31, 2007

Capital reserve as of December 31, 2007 primarily represented the difference between (i) the aggregate of the consideration for the acquisitions under common control upon the Reorganization as detailed in Note 1.1; and (ii) the aggregate of the share capital and share premium (including share-based compensation expense credited to the share premium account prior to the Reorganization) of the entities transferred to the Group pursuant to the Reorganization.

### (c) Deemed distribution to equity owners

Deemed distributions to equity owners represented the amounts paid by the Group to Alibaba Group in exchange for the interests in subsidiaries and assets and liabilities related to the B2B services transferred to the Group pursuant to the Reorganization (Note 1.1).

## 24 EQUITY — COMPANY

| | Share capital RMB'000 | Share premium RMB'000 | Retained earnings/ (Accumulated deficit) RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| **Balance as of January 1, 2006** | — | — | — | — |
| Loss for the year | — | — | (22) | (22) |
| Total recognized loss for the year | — | — | (22) | (22) |
| **Balance as of December 31, 2006** | — | — | (22) | (22) |
| **Balance as of January 1, 2007** | **—** | **—** | **(22)** | **(22)** |
| Profit for the year | — | — | **298,051** | **298,051** |
| Total recognized income for the year | — | — | **298,051** | **298,051** |
| Issue of ordinary shares in preparation for the Global Offering (Notes 1.1 and 22(b)(v)) | **464** | **—** | **—** | **464** |
| Issue of ordinary shares in connection with the Global Offering (Notes 1 and 22(c)) | **22** | **2,934,593** | **—** | **2,934,615** |
| Share issuance costs | **—** | **(130,389)** | **—** | **(130,389)** |
| Value of employee services under equity award plans | — | **5,701** | — | **5,701** |
| **Balance as of December 31, 2007** | **486** | **2,809,905** | **298,029** | **3,108,420** |

The profit attributable to equity owners of the Company was dealt with in the financial statements of the Company to the extent of RMB298,051,000 (2006: loss of RMB22,000).

## 25 SHARE-BASED COMPENSATION

The Group's employees participate in Equity Award Plans and a Pre-IPO share incentive scheme of the ultimate holding company. Share options and RSUs under such Equity Award Plans and the Pre-IPO share incentive scheme are granted to the directors and employees of the Group to acquire shares of the ultimate holding company or the Company's shares held by the ultimate holding company and they are in general subject to a four-year vesting schedule whereby the share options and RSUs vest 25% upon the first anniversary of the vesting commencement date, and ratably monthly or annually thereafter. The exercisable period of the share options and RSUs ranges from 6 years to 10 years from the date of grant. Neither the ultimate holding company nor the Company have legal or constructive obligation to repurchase or settle these options and RSUs in cash.

In 2007, the Group's employees also participated in the share appreciation rights award plan of the Company. The share appreciation rights award plan provided for a "one-time" award of cash-settled share appreciation rights ("SARs") to certain employees of the Group prior to the Global Offering.

For the purpose of financial reporting of the Group, share-based compensation expense arising from the granting of share options and RSUs by the ultimate holding company to the directors and employees of the Group, to the extent of services rendered to the Group, is deemed to have been allocated to the Group as its expense with the corresponding increase in the share premium under equity in the relevant companies comprising the Group.

## 25 SHARE-BASED COMPENSATION (Continued)

### (a) Equity Award Plans operated by ultimate holding company

*Share options granted under the Equity Award Plans*

Movements in the number of share options outstanding and their related weighted average exercise prices attributable to the directors and employees of the Group as grantees of the Equity Award Plans of the ultimate holding company were as follows:

| | **2007** | | 2006 | |
|---|---|---|---|---|
| | **Weighted average exercise price[i] US$** | **Number of options[ii] ('000)** | Weighted average exercise price [i] US$ | Number of options[ii] ('000) |
| Outstanding as of January 1 | **0.5568** | **101,509** | 0.2794 | 78,275 |
| Granted | **2.1295** | **14,102** | 1.4381 | 25,339 |
| Transfer-in[iii] | **0.4742** | **3,875** | 0.2939 | 8,894 |
| Exercised | **0.3297** | **(50,650)** | 0.1755 | (1,375) |
| Transfer-out[iii] | **0.4148** | **(13,110)** | 0.3057 | (7,094) |
| Cancelled/forfeited/expired | **1.4995** | **(4,160)** | 0.7877 | (2,530) |
| Outstanding as of December 31 | **1.1638** | **51,566** | 0.5568 | 101,509 |
| Exercisable as of December 31 | **0.6531** | **19,129** | 0.2322 | 49,702 |

(i) Exercise price is expressed in the currency in which the shares of the ultimate holding company are denominated.

(ii) Number of options represents the aggregate number of shares of the ultimate holding company and number of shares of the Company, pursuant to the terms of the Employee Equity Exchange as described below, into which the options are exercisable.

(iii) Transfer-in and transfer-out represent movement of share options owned by grantees who transferred from other subsidiaries of the ultimate holding company to the Company, or vice versa.

## 25 SHARE-BASED COMPENSATION (Continued)

### (a) Equity Award Plans operated by ultimate holding company (Continued)

*Share options granted under the Equity Award Plans (Continued)*

The above share options outstanding as of December 31 had the following remaining contractual lives and exercise prices:

| | **2007** | | 2006 | |
|---|---|---|---|---|
| Exercise price (US$)(i) | **Number of options outstanding(ii) ('000)** | **Weighted average remaining contractual life** | Number of options outstanding(ii) ('000) | Weighted average remaining contractual life |
| 0.0000–0.0375 | **707** | **2.1** | 1,200 | 3.1 |
| 0.0500–0.0750 | **1,917** | **5.6** | 21,030 | 6.4 |
| 0.1250–0.2030 | **3,954** | **6.4** | 17,672 | 7.3 |
| 0.3125–0.5625 | **10,315** | **3.1** | 25,848 | 4.2 |
| 0.8750–1.2500 | **13,842** | **4.3** | 23,179 | 5.1 |
| 1.6250–1.8500 | **12,210** | **4.9** | 12,580 | 5.7 |
| 2.0000–2.4700 | **7,791** | **5.5** | — | — |
| 2.6500–3.6500 | **450** | **5.8** | — | — |
| 4.0600–7.7100 | **380** | **5.8** | — | — |
| | **51,566** | **4.6** | 101,509 | 5.6 |

(i) Exercise price is expressed in the currency in which the shares of the ultimate holding company are denominated.

(ii) Number of options represents the aggregate number of shares of the ultimate holding company and number of shares of the Company, pursuant to the terms of the Employee Equity Exchange as described below, into which the options are exercisable.

## 25 SHARE-BASED COMPENSATION (Continued)

### (a) Equity Award Plans operated by ultimate holding company (Continued)

*Share options granted under the Equity Award Plans (Continued)*

The significant inputs into the Black-Scholes Model in determining the fair value of the share options granted by the ultimate holding company under the Equity Award Plans during the years presented were as follows:

| | **2007** | 2006 |
|---|---|---|
| Risk-free annual interest rate | **3.46% to 5.01%** | 4.42% to 5.08% |
| Dividend yield | **0%** | 0% |
| Expected life (years) | **4** | 4 |
| Expected volatility[i] | **45.1% to 47.6%** | 50.4% to 51.1% |
| Weighted average fair value of each share option | **US$0.8924** | US$0.8622 |

(i) Expected volatility is assumed based on the historical volatility of the comparable companies in the period that has the same length of the expected life of each grant.

Notes to the Financial Statements

## 25 SHARE-BASED COMPENSATION (Continued)

### (a) Equity Award Plans operated by ultimate holding company (Continued)

*RSUs granted under the Equity Award Plans*

Movements in the number of RSUs outstanding and the respective weighted average grant date fair value attributable to the employees of the Group as grantees of the Equity Award Plans of the ultimate holding company were as follows:

| | **2007** | | 2006 | |
|---|---|---|---|---|
| | **Weighted average grant date fair value(i) US$** | **Number of RSU(ii) ('000)** | Weighted average grant date fair value(i) US$ | Number of RSUs(ii) ('000) |
| Outstanding as of January 1 | **—** | **—** | — | — |
| Granted | **2.0** | **3,139** | — | — |
| Transfer-out | **2.0** | **(59)** | | |
| Cancelled/forfeited | **2.0** | **(25)** | — | — |
| Outstanding as of December 31 | **2.0** | **3,055** | — | — |

(i) Grant date fair value represents the fair value of the shares of the ultimate holding company.

(ii) Number of RSUs represents the aggregate number of shares of the ultimate holding company and number of shares of the Company, pursuant to the terms of the Employee Equity Exchange as described below, into which the RSUs are vested.

None of the above RSUs were vested as of December 31, 2007.

*Employee Equity Exchange*

In connection with the Global Offering, the ultimate holding company restructured its Equity Award Plans to allow a proportion of the share options and RSUs granted by the ultimate holding company prior to the listing date of the Company's shares to be exchanged for share options to purchase the Company's shares held by the ultimate holding company and RSUs relating to the Company's shares held by the ultimate holding company, and a certain number of the shares of the ultimate holding company to be exchanged for the Company's shares held by the ultimate holding company ("Employee Equity Exchange"). Participants of Employee Equity Exchange included only existing employees but not other shareholders of the ultimate holding company.

## 25 SHARE-BASED COMPENSATION (Continued)

### (a) Equity Award Plans operated by ultimate holding company (Continued)

*Employee Equity Exchange (Continued)*
Approximately 4,900 existing employees of the ultimate holding company (including those from the Group) participated in the Employee Equity Exchange. Those who participated in the Employee Equity Exchange (other than certain senior management of the Company) were permitted to exchange between 20% and 50% of their respective holdings of the securities of the ultimate holding company under the Employee Equity Exchange. Certain senior management of the ultimate holding company and the Company were only permitted to exchange an aggregate of 5% to 15% of their collective holdings.

The number of the Company's shares, the options to acquire the Company's shares and RSUs relating to the Company's shares under Employee Equity Exchange was derived by applying an exchange ratio that was determined and approved by the board of directors of the ultimate holding company based on the relative values of the Company and the ultimate holding company having considered analysis provided by an independent consultant. Similarly, the exercise price of the share options exercisable for the Company's shares was also adjusted in accordance with the same ratio so that the aggregate exercise price of such options remained the same. Other than the above, the vesting schedules and other terms applicable to the original options and RSUs of the ultimate holding company remained the same for the new options and RSUs with respect to the Company's shares held by the ultimate holding company.

Under the Employee Equity Exchange, the Company's shares transferable from the ultimate holding company to participants amounted to 407,697,978 shares whereas the Company's shares underlying options and RSUs exchangeable by the ultimate holding company in connection with the Employee Equity Exchange amounted to 36,207,990 shares. These amounts of security holding in aggregate represented approximately 8.8% of the outstanding shares of the Company as of December 31, 2007.

The Company's shares that are transferred to the participants under the Employee Equity Exchange (including the underlying shares of the Company or the options and the RSUs) are subject to lock up periods, with 40% of the Company's shares (including the underlying shares of the options and the RSUs) to be released from the lock up after the expiry of six months from the completion of the Global Offering ("first lock-up period"). The remaining 60% is to be released from the lock-up after a further six months ("second lock-up period"). These shares will be transferred to the participants accordingly after the expiry of the first lock-up period and the second lock-up period. The Employee Equity Exchange has become unconditional upon the completion of the Global Offering.

## 25 SHARE-BASED COMPENSATION (Continued)

### (a) Equity Award Plans operated by ultimate holding company (Continued)

*Employee Equity Exchange (Continued)*

Prior to the Employee Equity Exchange, employees of the Group holding options granted by the ultimate holding company exercisable for its shares which have already vested had the choice of: (i) having a percentage of such options exchanged for options exercisable for the Company's shares under the Employee Equity Exchange ("Option Entitlement"); or (ii) exercising their Option Entitlement for shares of the ultimate holding company, all of which would then qualify for exchange for the Company's shares under Employee Equity Exchange.

In connection with (ii) above, the Group made available full recourse interest-bearing loans to its employees in order to allow them to pay individual income tax due upon exercise of the Option Entitlement. The loans advanced to employees bear interest at two-year term deposit base rate as published by PBOC from time to time and with a term of two years. A number of the employees took the loans and the outstanding loans, together with accrued interest, amounted to RMB27,067,000 as of December 31, 2007 (Note 18). The participating employees have charged the shares of the Company and the ultimate holding company that they beneficially owned as security for these loans.

## 25 SHARE-BASED COMPENSATION (Continued)

### (b) Pre-IPO share incentive scheme operated by ultimate holding company

*Share options granted under the Pre-IPO share incentive scheme*
Movements in the number of share options outstanding and their related weighted average exercise prices attributable to the employees of the Group as grantees of the Pre-IPO share incentive scheme of the ultimate holding company were as follows:

| | **2007** | | 2006 | |
|---|---|---|---|---|
| | **Weighted average exercise price[(i)] HK$** | **Number of options[(ii)] ('000)** | Weighted average exercise price[(i)] HK$ | Number of options[(ii)] ('000) |
| Outstanding as of January 1 | **—** | **—** | — | — |
| Granted | **6.8** | **68,990** | — | — |
| Outstanding as of December 31 | **6.8** | **68,990** | — | — |
| Exercisable as of December 31 | **—** | **—** | — | — |

(i) Exercise price is expressed in the currency in which the Company's shares are denominated.

(ii) Number of options represents the number of the Company's shares, held by the ultimate holding company, into which the options are exercisable.

None of the above share options outstanding as of December 31, 2007 were vested and exercisable. The weighted average remaining contractual life of the above share options was 5.7 years.

## 25 SHARE-BASED COMPENSATION (Continued)

### (b) Pre-IPO share incentive scheme operated by ultimate holding company (Continued)

*Share options granted under the Pre-IPO share incentive scheme (Continued)*
The significant inputs into the Black-Scholes Model in determining the fair value of the share options granted by the ultimate holding company under the Pre-IPO share incentive scheme during the years presented were as follows:

| | 2007 | 2006 |
|---|---|---|
| Risk-free annual interest rate | **3.91% to 3.98%** | — |
| Dividend yield | **0%** | — |
| Expected life (years) | **4** | — |
| Expected volatility(i) | **46.2%** | — |
| Weighted average fair value of each share option | **HK$2.8** | — |

(i) Expected volatility is assumed based on the historical volatility of the comparable companies in the period that has the same length of the expected life of each grant.

*Shares granted under the Pre-IPO share incentive scheme*
In addition to the above, the ultimate holding company has granted 100,000 shares of the Company to each of the three independent non-executive directors and one of the non-executive directors during the year ended December 31, 2007. All these shares were vested immediately upon grant but are subject to a lock up period of one year after the date of grant.

### (c) Share option and restricted share unit schemes of the Company

On October 12, 2007, the Company adopted a share option scheme and a RSU scheme in which a total of 135,100,000 unissued ordinary shares of the Company has been reserved and are available for grant of share options or RSUs. Such number of shares represented approximately 2.67% of the issued share capital of the Company on a fully diluted basis as of December 31, 2007. These schemes are valid and effective for a period of ten years. Up to December 31, 2007, no share options and RSUs were yet granted by the Company. Subsequent to December 31, 2007, the Company granted a total of 6,000,500 share options and 3,806,973 RSUs to the directors and employees of the Group.

## 25 SHARE-BASED COMPENSATION (Continued)

### (d) Share appreciation rights award plan of the Company

The Company has implemented a share appreciation rights award plan to provide for a "one-time" award of cash-settled share appreciation rights to certain employees prior to the Global Offering. Such share appreciation rights will be settled in two installments of which 40% upon the expiration of the first six months following the Global Offering and the remaining 60% after a further six months. Upon each settlement date, the employees are entitled to receive for each right an amount equal to the difference, if any, between the Offer Price and the average market price of the shares of the Company in the five trading days prior to the relevant vesting date. If the average market price of the shares of the Company is lower than the Offer Price, no amount is payable to the employees. No shares of the Company are to be issued under the share appreciation rights award plan.

The total share appreciation rights granted to the employees and remained outstanding as of December 31, 2007 represented share-equivalent units that were tied to 687,650 shares of the Company. During the year ended December 31, 2007, a total amount of RMB8,660,000 was recognized as share-based compensation expense in the income statement.

### (e) Share-based compensation expense by function

Share-based compensation expense by function was analyzed as follows:

| | | **2007** | | 2006 |
|---|---|---|---|---|
| | **Options and RSUs RMB'000** | **SARs RMB'000** | **Total RMB'000** | Total RMB'000 |
| Cost of revenue | **11,791** | **1,927** | **13,718** | 23,335 |
| Sales and marketing expenses | **44,994** | **4,674** | **49,668** | 50,068 |
| Product development expenses | **13,798** | **1,201** | **14,999** | 16,344 |
| General and administrative expenses | **72,834** | **858** | **73,692** | 24,157 |
| | **143,417** | **8,660** | **152,077** | 113,904 |

## 26 STATUTORY RESERVES

In accordance with the relevant regulations and their articles of association, the Company's subsidiaries incorporated in the PRC are required to allocate at least 10% of their after-tax profit according to PRC accounting standards and regulations to the general statutory reserve until such reserve has reached 50% of registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not distributable or transferable in the form of loans, advances, or cash dividends. During the year ended December 31, 2007, appropriations to the general statutory reserve amounted to RMB61,676,000 (2006: RMB10,919,000).

## 27 TRADE PAYABLES

The aging analysis of trade payables was as follows:

| | **2007**<br>**RMB'000** | 2006<br>RMB'000 |
|---|---|---|
| 0–30 days | **8,034** | 6,394 |
| 31 days–60 days | **2,753** | 2,218 |
| 61 days–90 days | **1,634** | 79 |
| Over 90 days | **462** | 7 |
| | **12,883** | 8,698 |

## 28 OTHER PAYABLES AND ACCRUALS

| | Group | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Accrued salaries, bonuses, welfare expenses, sales commissions and payables related to share appreciation rights | **151,900** | 127,764 |
| Other taxes payable | **23,750** | 20,737 |
| Accrued costs related to Global Offering | **68,530** | — |
| Accrued advertising and promotion expenses | **41,379** | 9,339 |
| Accrued professional fees | **9,120** | 54 |
| Accrued purchases of property and equipment | **24,128** | 2,559 |
| Accrued office expenses and others | **13,912** | 11,828 |
| Deposits received from contractors in relation to the construction of corporate campus | **4,366** | — |
| | **337,085** | 172,281 |

| | Company | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Accrued costs related to Global Offering | **68,530** | — |
| Accrued professional fees | **917** | — |
| Accrued office expenses and others | **664** | — |
| | **70,111** | — |

Notes to the Financial Statements

## 29 DEFERRED REVENUE AND CUSTOMER ADVANCES

Deferred revenue and customer advances represent service fees prepaid by paying members for which the relevant services have not been rendered. The respective balances were as follows:

| | **2007** **RMB'000** | 2006 RMB'000 |
|---|---|---|
| Customer advances | **475,391** | 291,290 |
| Deferred revenue | **1,444,458** | 962,674 |
| | **1,919,849** | 1,253,964 |
| Less: current portion | **(1,849,655)** | (1,216,818) |
| Non-current portion | **70,194** | 37,146 |

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon the commencement of the rendering of services by the Group. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

## 30 DEFERRED TAX ASSETS

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The offset amounts were as follows:

| | **2007** **RMB'000** | 2006 RMB'000 |
|---|---|---|
| Deferred tax assets: | | |
| — Deferred tax assets to be recovered after more than 12 months | **17,303** | 6,515 |
| — Deferred tax assets to be recovered within 12 months | **288,319** | 245,962 |
| | **305,622** | 252,477 |
| Deferred tax liabilities: | | |
| — Deferred tax liabilities to be settled after more than 12 months | **(1,620)** | (1,203) |
| — Deferred tax liabilities to be settled within 12 months | **(43,691)** | (39,399) |
| | **(45,311)** | (40,602) |
| Deferred tax assets, net | **260,311** | 211,875 |

## 30 DEFERRED TAX ASSETS (Continued)

The movement of deferred tax assets, net was as follows:

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| As of January 1 | **211,875** | 127,595 |
| Transfer to income statement (Note 13) | **48,436** | 84,280 |
| As of December 31 | **260,311** | 211,875 |

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, was as follows:

**Deferred tax assets**

| | Deferred revenue and customer advances RMB'000 | Depreciation RMB'000 | Others[(i)] RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| As of January 1, 2006 | 131,786 | 3,099 | 16,981 | 151,866 |
| Credited to the income statement | 88,160 | 3,762 | 8,689 | 100,611 |
| As of December 31, 2006 | 219,946 | 6,861 | 25,670 | 252,477 |
| Credited to the income statement | 58,674 | 296 | (5,825) | 53,145 |
| As of December 31, 2007 | 278,620 | 7,157 | 19,845 | 305,622 |

(i) Others primarily represent accrued expenses which are not deductible until paid under PRC tax laws.

## 30 DEFERRED TAX ASSETS (Continued)

**Deferred tax liabilities**

| | Deferred costs RMB'000 |
|---|---|
| As of January 1, 2006 | (24,271) |
| Charged to the income statement | (16,331) |
| As of December 31, 2006 | (40,602) |
| Charged to the income statement | (4,709) |
| As of December 31, 2007 | (45,311) |

Deferred tax assets are recognized for tax losses carried forward to the extent that realization of related tax benefits through future taxable profits is probable. The Group's major operating subsidiary, Alibaba China, used a tax rate of 15% in the computation of deferred tax assets as of December 31, 2007 (Note 13). In addition, the Group did not recognize deferred income tax assets of RMB34,220,000 (2006: RMB33,422,000) in respect of the accumulated tax losses of subsidiaries incorporated in Hong Kong and the United States, subject to the agreement of the relevant tax authorities, amounting to RMB168,785,000 (2006: RMB161,020,000). These tax losses are allowed to be carried forward to offset against future taxable profits. Carry forward of tax losses in Hong Kong has no time limit, while the tax losses in United States will expire, if unused, in the years ending December 31, 2020 through 2021.

The Group did not recognize deferred income tax assets of RMB26,776,000 (2006: RMB36,802,000) in respect of the accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, amounting to RMB108,756,000 (2006: RMB111,520,000). Carry forward of these tax losses will expire, if unused, in the years ending December 31, 2008 through 2012.

## 31 CONTINGENCIES

As of December 31, 2007, the Group did not have any material contingent liabilities or guarantees (2006: Nil).

## 32 COMMITMENTS

### (a) Capital commitments

(i) Capital expenditures contracted for were analyzed as follows:

| | **2007** | 2006 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| Contracted but not provided for: | | |
| Purchase of property and equipment | **11,501** | 5,214 |
| Construction of a corporate campus | **83,587** | — |
| | **95,088** | 5,214 |

(ii) Pursuant to the agreements signed between Alibaba China and The Bureau of State Land and Resources of Hangzhou Municipality, Binjiang Branch on June 26, 2006, Alibaba China paid approximately RMB29,332,000 in connection with the prepayment of an operating lease for land use rights in the PRC for a period of 50 years for the corporate campus to be constructed. Alibaba China has committed that the total investment for the construction would not be less than RMB300 million by June 26, 2009.

### (b) Operating lease commitments

The Group leases offices under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases were as follows:

| | **2007** | 2006 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| No later than 1 year | **35,621** | 19,463 |
| Later than 1 year and no later than 5 years | **22,861** | 18,769 |
| | **58,482** | 38,232 |

## 32 COMMITMENTS (Continued)

### (c) Other commitments — sales and marketing expenses

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| No later than 1 year | **1,981** | 4,633 |

## 33 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Except as disclosed elsewhere in the consolidated financial statements, the following transactions were carried out with related parties:

### (a) Deed of indemnity

On October 19, 2007, a deed of indemnity was entered into between the ultimate holding company and the Company whereby the ultimate holding company has undertaken to the Company that it will indemnify and at all times keep the Company fully indemnified on demand in connection with, among others, (i) any taxation falling on the Group prior to the listing of the shares of the Company on the Stock Exchange to the extent that specific provision has not been made nor disclosed in the Prospectus and/or other conditions as specified in the deed of indemnity; (ii) all losses, damages, costs and expenses of any nature arising out of or related to liabilities not expressly assumed by the Group upon the transfer of the assets and liabilities of the B2B business from AliPay E-commerce Corp. and Zhejiang Alibaba E-commerce Co., Ltd. to the Group pursuant to the Reorganization (Note 1.1); and (iii) all losses, damages, costs, expenses and liabilities of any nature, in excess in aggregate of US$2.0 million (RMB15.0 million), related to legal proceedings arising at any time relating to the conduct of a fellow subsidiary's business prior to the listing date of the shares of the Company on the Stock Exchange on November 6, 2007. As of December 31, 2007, no indemnity was effected.

## 33 RELATED PARTY TRANSACTIONS (Continued)

### (b) Recurring transactions

| | **2007 RMB'000** | 2006 RMB'000 |
|---|---|---|
| Royalty fee expense paid or payable to ultimate holding company (Note i) | **41,069** | 25,762 |
| Purchase of advertising and promotion services from (Note ii): | | |
| — a fellow subsidiary | **2,909** | 1,632 |
| — subsidiaries of a substantial shareholder of the ultimate holding company | **3,945** | 1,327 |
| | **6,854** | 2,959 |
| Cross-selling of promotion and related services with a fellow subsidiary (Note iii) | **17,500** | 800 |
| Commission income received from a fellow subsidiary (Note iv) | **11,539** | — |
| Reimbursement from fellow subsidiaries for the provision of administrative services (Note v) | **1,661** | — |
| Reimbursement from a fellow subsidiary for the sharing of office space (Note vi) | **107** | — |
| Reimbursement from fellow subsidiaries for the provision of technology services (Note vii) | **522** | — |
| House brand head license fee paid or payable to ultimate holding company (Note viii) | **306** | — |

## 33 RELATED PARTY TRANSACTIONS (Continued)

### (c) Non-recurring transactions

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Purchase of advertising and promotion services from a company related to certain directors of the Group (Note ix) | — | 30,000 |
| Purchase of property and equipment from fellow subsidiaries (Note x) | **369** | 793 |
| Sales of property and equipment to fellow subsidiaries (Note x) | **24,491** | 18,632 |
| Technology consultation and advisory services fees paid to a fellow subsidiary (Note xi) | — | 30,000 |
| Removal and compensation expenses charged by a fellow subsidiary (Note xii) | **1,995** | — |

(i) During the year, royalty fee expense of approximately RMB41,069,000 (2006: RMB25,762,000) plus relevant withholding tax of RMB6,947,000 (2006: RMB4,441,000) was paid or payable by the Group for the use of certain technology and intellectual property of the ultimate holding company. The royalty fee expense was calculated based on a mutually agreed basis.

(ii) These represented charges paid or payable by the Group to various fellow subsidiaries and related companies in relation to the purchase of keywords on websites operated by various fellow subsidiaries and related companies. These charges were calculated based on market rates of the related services.

(iii) This represented charge received or receivable by the Group from a fellow subsidiary for the cross-selling of the Group's website inventory. The charge was calculated based on a pre-determined percentage of the underlying transaction amount.

(iv) This represented commission income received or receivable by the Group for cross-selling certain software products developed by a fellow subsidiary to the Group's paying members. The commission income for such services was determined based on a pre-determined percentage of the underlying transaction amount.

(v) This represented charge received or receivable by the Group for the provision of administrative services to fellow subsidiaries. The charge was determined on a cost basis.

## 33 RELATED PARTY TRANSACTIONS (Continued)

### (c) Non-recurring transactions (Continued)

(vi) This represented charge received or receivable by the Group for the sharing of certain office space with a fellow subsidiary. The charge was calculated based on actual cost incurred in renting and maintaining the office space and allocated according to the headcount attributable to such fellow subsidiary over the total headcount in such office.

(vii) This represented charge received or receivable by the Group for the provision of technology services to fellow subsidiaries. The charge was calculated based on actual cost incurred in providing such services plus a margin of 15%.

(viii) This represented license fee paid or payable by the Group to ultimate holding company at a fixed fee of RMB2 million per annum.

(ix) This represented charge paid by the Group for certain advertisements and marketing activities. The charge was determined based on a mutually agreed basis. The Company considered this transaction as a related party transaction as two directors of the Company own certain minority interests in this service provider and one of them is also a non-executive director of this service provider.

(x) These represented amounts paid and received by the Group for purchase and sale of certain property and equipment to fellow subsidiaries. These charges were based on the net book value of the property and equipment transferred.

(xi) This represented charge paid by the Group for a non-recurring technical consultation and advisory fees relating to the installation of an online payment platform of RMB30,000,000 to a fellow subsidiary in 2006. The charge was determined based on a mutually agreed basis.

(xii) This represented charge paid by the Group for the removal and compensation expenses of RMB1,995,000 to a fellow subsidiary. The charge was determined with reference to the costs it incurred for the rationalization of the office premises.

The Group also exchanged certain advertising, promotion and related services, such as hyperlinks on respective websites, with fellow subsidiaries. As such reciprocal services provided by the Group and such fellow subsidiaries to each other were considered to have similar nature and value, such transactions were not regarded as a revenue generating transaction and thus no revenue or expense was recognized.

## 33 RELATED PARTY TRANSACTIONS (Continued)

### (c) Non-recurring transactions (Continued)

The directors are of the opinion that the above transactions were conducted in the ordinary course of business of the Group.

### (d) Balances with related parties

| | Group | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| *Amounts due from related companies:* | | |
| Ultimate holding company | **46** | 976 |
| Fellow subsidiaries | **26,274** | 24,172 |
| | **26,320** | 25,148 |
| *Amounts due to related companies:* | | |
| Ultimate holding company | **15,101** | 93,528 |
| Fellow subsidiaries | **449** | 67,199 |
| Subsidiary of a substantial shareholder of the ultimate holding company | **1,489** | 811 |
| | **17,039** | 161,538 |

| | Company | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| *Amounts due from related companies:* | | |
| Subsidiaries | **7,801** | — |
| *Amounts due to related companies:* | | |
| Ultimate holding company | **1,967** | 435 |
| Subsidiaries | **15,594** | — |
| | **17,561** | 435 |

Amounts due from/(to) ultimate holding company, fellow subsidiaries, subsidiaries and other related parties are unsecured, interest-free and expected to be recovered within one year. The carrying amounts of the balances approximate to their fair value.

## 33 RELATED PARTY TRANSACTIONS (Continued)

### (e) Key management personnel compensation

Remuneration for key management personnel represented amounts paid to the Company's directors as disclosed in Note 11.

### (f) Loans to officers

The loans advanced to officers had the following terms and conditions:

| Name of borrower | Position | Original loan amount RMB'000 | Maximum balance outstanding during the year and as of December 31, 2007 RMB'000 |
|---|---|---|---|
| Deng Kang Ming | Senior vice president | 2,054 | 2,069 |
| Li Ang, Andy | Vice president | 721 | 726 |

The loans advanced to officers bore interest at two-year term deposit base rate as published by PBOC from time to time and with a term of two years. There was no amount due but unpaid, nor any provision made against the principal amount of or interest on these loans as of December 31, 2007. The officers have charged the shares of the Company and the ultimate holding company that they beneficially owned as security for these loans.

Notes to the Financial Statements

## 34 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT ARE EFFECTIVE FOR THE ACCOUNTING PERIOD BEGINNING ON OR AFTER JANUARY 1, 2008

Up to the date of issue of these financial statements, the following amendments, new standards and interpretations have been issued and are effective for accounting periods beginning on or after January 1, 2008 but have not been adopted in these financial statements. Of these developments, the following relate to matters that may be relevant to the Group's consolidated results and cash flows.

| | | **Effective for accounting periods beginning on or after** |
|---|---|---|
| IFRIC 11 | IFRS 2 — Group and Treasury Share Transactions | March 1, 2007 |
| IFRIC 12 | Service Concession Arrangements | January 1, 2008 |
| IFRIC 14 | IAS 19 — The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction | January 1, 2008 |
| IFRS 13 | Customer Loyalty Programmes | July 1, 2008 |
| IFRS 8 | Operating Segments | January 1, 2009 |
| IAS 1 (Revised) | Presentation of Financial Statements | January 1, 2009 |
| IAS 23 (Revised) | Borrowing Costs | January 1, 2009 |

IFRIC 11 clarifies that certain types of transaction are accounted for as equity-settled or cash-settled transactions under IFRS 2. It also addresses the accounting for share-based payment transactions involving two or more entities within one group.

IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. It is not relevant to the Group's operations because none of the Group's companies provide public sector services.

IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension assets or liability may be affected by a statutory or contractual minimum funding requirement. It is not relevant to the Group's operations as the Group does not operate defined benefit pension scheme.

IFRIC 13 addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. It also explains the accounting requirements for the obligations of the entities arising from providing free or discounted goods or services to customers who redeem award credits.

## 34 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT ARE EFFECTIVE FOR THE ACCOUNTING PERIOD BEGINNING ON OR AFTER JANUARY 1, 2008 (Continued)

IFRS 8 supersedes IAS 14, under which segments were identified and reported on risk and return analysis. Items were reported on the accounting policies used for external reporting. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on the internal reporting.

IAS 1 (Revised) requires information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. The revisions also include changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed a statement of financial position). The new titles will be used in accounting standards, but are not mandatory for use in financial statements.

IAS 23 (Revised), under which the option to expense borrowing costs on qualifying assets was removed. Borrowing costs that are directly attributable to acquisition, construction or production of a qualifying asset form part of the cost of that asset.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far, the Group has concluded that while the adoption of these amendments, standards and interpretations may result in new or amended disclosures, they are unlikely to have a significant impact on the Group's results of operations and financial position.

## 35 COMPARATIVES

Certain comparative figures have been reclassified to conform to the presentation of current year.

# Financial Summary

## CONSOLIDATED INCOME STATEMENTS

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | **2007** |
| | RMB'000 | RMB'000 | RMB'000 | **RMB'000** |
| Revenue | 359,435 | 738,297 | 1,363,862 | **2,162,757** |
| Gross profit | 296,866 | 611,788 | 1,126,237 | **1,882,644** |
| Profit from operations | 25,037 | 97,572 | 268,496 | **804,345** |
| Profit before income taxes | 28,468 | 103,419 | 291,388 | **1,149,444** |
| Profit attributable to equity owners of the Company | 73,861 | 70,454 | 219,938 | **967,795** |

## CONSOLIDATED BALANCE SHEETS

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | **2007** |
| | RMB'000 | RMB'000 | RMB'000 | **RMB'000** |
| **Assets** | | | | |
| Non-current assets | 99,828 | 218,837 | 330,167 | **486,225** |
| Current assets | 527,852 | 1,260,434 | 1,714,514 | **5,567,244** |
| **Total assets** | 627,680 | 1,479,271 | 2,044,681 | **6,053,469** |
| **Equity and liabilities** | | | | |
| Equity | 119,796 | 201,781 | 145,568 | **3,613,081** |
| Non-current liabilities | 14,046 | 35,509 | 37,146 | **70,194** |
| Current liabilities | 493,838 | 1,241,981 | 1,861,967 | **2,370,194** |
| Total liabilities | 507,884 | 1,277,490 | 1,899,113 | **2,440,388** |
| **Total equity and liabilities** | 627,680 | 1,479,271 | 2,044,681 | **6,053,469** |



Rechargeable batteries
Member since 2005 (supplier)
Charles, France
Lingerie
Member since 2004 (buyer)
Jane, U.S.A.
Todd, U.S.A.
Gifts & premiums
Member since 2005 (buyer)
Ozlem, Turkey
Marble, tiles & natural stones
Member since 2002 (buyer)
Kenneth, Colombia
Garments
Member since 2003 (buyer)


| 2050 | 2030









2101 2070



Alibaba.com
阿里巴巴。

RECEIVED
2008 MAY 19 A 9:38
FFICE OF INTERNATIONAL
CORPORATE FINANCE

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock code: 1688)**

## NOTICE OF BOARD MEETING

The board of directors (the "Board") of Alibaba.com Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 18 March 2008 for the purpose of, among other things, approving the annual results and announcement of the Company and its subsidiaries for the year ended 31 December 2007 and consider the payment of a final dividend, if any.

On behalf of the Board
MA Yun, Jack
Chairman

Hong Kong, 28 February 2008

*As at the date of this announcement, the composition of the Board is as follows:*

*Chairman and Non-executive Director*
Mr. MA Yun, Jack

*Executive Directors*
Mr. WEI Zhe, David
Ms. WU Wei, Maggie
Ms. DAI Shan, Trudy
Ms. PENG Yi Jie, Sabrina
Mr. XIE Shi Huang, Simon

*Non-executive Directors*
Mr. TSAI Chung, Joseph
Mr. TSUEI, Andrew Tien Yuan
Ms. TSOU Kai-Lien, Rose
Mr. OKADA, Satoshi

*Independent Non-executive Directors*
Mr. LONG Yong Tu
Mr. NIU Gen Sheng
Mr. KWAUK Teh Ming, Walter

RECEIVED
2008 MAY 19 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Alibaba.com 阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*
**(Stock code: 1688)**

# ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007

## FINANCIAL AND OPERATION HIGHLIGHTS

| | 2007 | 2006 | Change |
|---|---|---|---|
| **Revenue (RMB'000)** | **2,162,757** | **1,363,862** | **+59%** |
| **Profit attributable to equity owners (RMB'000)** | **967,795** | **219,938** | **+340%** |
| **Earnings per share (HK$)** | **20.41 cents** | **4.46 cents** | **+358%** |
| **Registered users** | **27,599,959** | **19,764,226** | **+40%** |
| *International Marketplace* | *4,405,557* | *3,115,153* | *+41%* |
| *China Marketplace* | *23,194,402* | *16,649,073* | *+39%* |
| **Storefronts** | **2,956,846** | **2,072,765** | **+43%** |
| *International Marketplace* | *697,563* | *514,891* | *+35%* |
| *China Marketplace* | *2,259,283* | *1,557,874* | *+45%* |
| **Paying Members** | **305,545** | **219,098** | **+39%** |
| *Gold Supplier members* | *27,384* | *18,682* | *+47%* |
| *International TrustPass members* | *12,152* | *10,843* | *+12%* |
| *China TrustPass members* | *266,009* | *189,573* | *+40%* |

- **Strong growth of revenue by 59% to RMB2,163 million, mainly attributable to the increase in paying members and average spending per paying member**
- **Profit attributable to equity owners increased by 340% to RMB968 million**
- **Earnings per share increased by 358% to HK$20.41 cents**
- **Total registered users increased 40% to 27.6 million**
- **Total storefronts increased 43% to 3.0 million**
- **Total paying members grew by 39% to over 305,000**

# GROUP RESULTS

The Board of Directors (our "Board") of Alibaba.com Limited (our "Company" or "Alibaba.com") is pleased to announce the consolidated results of our Company and its subsidiaries ("we" or our "Group") for the year ended December 31, 2007 together with the comparative figures for the last financial year as follows:

**CONSOLIDATED INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2007**

| | Notes | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|---|
| Revenue | | | |
| - International marketplace | 4 | 1,547,695 | 991,869 |
| - China marketplace | 4 | 615,062 | 371,993 |
| Total revenue | | 2,162,757 | 1,363,862 |
| Cost of revenue | | (280,113) | (237,625) |
| Gross profit | | 1,882,644 | 1,126,237 |
| Sales and marketing expenses | | (736,813) | (610,198) |
| Product development expenses | | (131,495) | (105,486) |
| General and administrative expenses | | (229,868) | (159,969) |
| Other operating income | 5 | 19,877 | 17,912 |
| Profit from operations | 6 | 804,345 | 268,496 |
| Finance income, net | 7 | 345,099 | 22,892 |
| Profit before income taxes | | 1,149,444 | 291,388 |
| Income tax charges | 8 | (181,649) | (71,450) |
| Profit attributable to equity owners of the Company | | 967,795 | 219,938 |
| Dividends | 9 | - | 392,521 |
| Earnings per share, basic and diluted (RMB) | 10 | RMB19.91 cents | RMB4.56 cents |
| Earnings per share, basic and diluted (HK$ equivalent) | 10 | HK$20.41 cents | HK$4.46 cents |

## CONSOLIDATED BALANCE SHEET
## AS OF DECEMBER 31, 2007

| | Notes | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Lease prepayment | | 29,088 | - |
| Property and equipment | | 158,992 | 113,304 |
| Deferred tax assets | | 260,311 | 211,875 |
| Prepayments, deposits and other receivables | | 27,067 | - |
| Deferred costs | 11 | 10,767 | 4,988 |
| **Total non-current assets** | | 486,225 | 330,167 |
| **Current assets** | | | |
| Amounts due from related companies | | 26,320 | 25,148 |
| Prepayments, deposits and other receivables | | 48,143 | 36,389 |
| Deferred costs | | 219,229 | 163,392 |
| Restricted cash | | - | 781 |
| Term deposits with original maturities of over three months | | 952,382 | 1,051,000 |
| Cash and cash equivalents | 12 | 4,321,170 | 437,804 |
| **Total current assets** | | 5,567,244 | 1,714,514 |
| **Total assets** | | 6,053,469 | 2,044,681 |
| **EQUITY** | | | |
| **Capital and reserves** | | | |
| Share capital | | 486 | - |
| Share premium | | 2,893,132 | - |
| Capital reserve | | (55,787) | 354,533 |
| Exchange reserve | | 20,357 | 3,937 |
| Statutory reserves | | 119,615 | 58,223 |
| Retained earnings/(Accumulated deficit) | | 635,278 | (271,125) |
| **Total equity** | | 3,613,081 | 145,568 |

**CONSOLIDATED BALANCE SHEET**
**AS OF DECEMBER 31, 2007 (Cont'd)**

| | Notes | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|---|
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Deferred revenue | 13 | 70,194 | 37,146 |
| **Current liabilities** | | | |
| Deferred revenue and customer advances | 13 | 1,849,655 | 1,216,818 |
| Trade payables | | 12,883 | 8,698 |
| Amounts due to related companies | | 17,039 | 161,538 |
| Other payables and accruals | | 337,085 | 172,281 |
| Dividend payable | | - | 195,909 |
| Current income tax liabilities | | 153,532 | 106,723 |
| **Total current liabilities** | | 2,370,194 | 1,861,967 |
| **Total liabilities** | | 2,440,388 | 1,899,113 |
| **Total equity and liabilities** | | 6,053,469 | 2,044,681 |
| **Net current assets/(liabilities)** | | 3,197,050 | (147,453) |
| **Total assets less current liabilities** | | 3,683,275 | 182,714 |

## CONSOLIDATED CASH FLOW STATEMENT
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | 2007<br>RMB'000 | 2006<br>RMB'000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Profit before income taxes | 1,149,444 | 291,388 |
| Adjustments for: | | |
| Depreciation expense of property and equipment | 59,016 | 54,043 |
| Amortization of lease prepayment | 244 | - |
| Share-based compensation expense | 152,077 | 113,904 |
| Loss on disposals of property and equipment | 17 | 483 |
| Interest income | (406,307) | (23,159) |
| Exchange losses | 61,208 | 267 |
| Decrease/(Increase) in amounts due from related companies | 6,468 | (3,348) |
| (Increase)/Decrease in prepayments, deposits and other receivables | (28,176) | 35,470 |
| Increase in deferred costs | (61,616) | (28,054) |
| Decrease in restricted cash | 781 | - |
| Increase in deferred revenue and customer advances | 699,496 | 469,251 |
| Increase/(Decrease) in trade payables | 4,185 | (5,477) |
| Decrease in amounts due to related companies | (167,944) | (67,142) |
| Increase/(Decrease) in other payables and accruals | 122,962 | (24,462) |
| Net cash provided by operating activities | 1,591,855 | 813,164 |
| Income tax paid | (182,638) | (82,493) |
| Net cash generated from operating activities | 1,409,217 | 730,671 |
| **Cash flows from investing activities** | | |
| Decrease/(Increase) in term deposits with original maturities of over three months | 98,618 | (714,000) |
| Purchase of property and equipment and lease prepayment of land use rights | (139,812) | (96,690) |
| Proceeds from disposals of property and equipment | 342 | 270 |
| Deemed distributions to equity holder | (432,866) | - |
| Interest received | 393,718 | 16,053 |
| Net cash outflow arising from deemed disposals pursuant to the Reorganization | (21,947) | - |
| Net cash used in investing activities | (101,947) | (794,367) |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of ordinary shares | 2,935,079 | - |
| Payments for shares issuance costs | (112,249) | - |
| Dividends paid | (195,909) | (196,612) |
| Net cash provided by/(used in) financing activities | 2,626,921 | (196,612) |
| **Net increase/(decrease) in cash and cash equivalents** | 3,934,191 | (260,308) |
| Cash and cash equivalents at beginning of year | 437,804 | 698,335 |
| Effect of exchange rate for the year | (50,825) | (223) |
| **Cash and cash equivalents at end of year** | 4,321,170 | 437,804 |

## 1 General information

Alibaba.com Limited was incorporated and registered as an exempted company with limited liability in the Cayman Islands on September 20, 2006 under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and reissued) of the Cayman Islands. Our Company is an investment holding company and was listed on The Stock Exchange of Hong Kong Limited on November 6, 2007.

We are principally engaged in the provision of software, technology and other services on the online business-to-business ("B2B") marketplaces with the uniform resource locators www.alibaba.com and www.alibaba.com.cn and under the trade name "Alibaba" (the "B2B services").

These consolidated financial statements were approved for issue by our Board on March 18, 2008.

## 2 Basis of preparation

Together with Alibaba Group Holding Limited (our "ultimate holding company") and its subsidiaries (together, "Alibaba Group"), we completed a reorganization in 2007. Pursuant to the reorganization, assets and liabilities comprising Alibaba Group's B2B business were transferred to us (the "Reorganization"). The Reorganization was accounted for as a reorganization of business under common control, in a manner similar to a pooling-of-interests. The assets and liabilities transferred to us have been stated at Alibaba Group's historical carrying amounts. The consolidated financial statements have been prepared as if our Company and current corporate structure had been in existence at all dates and during the years presented.

In addition, we provided certain marketing and administrative services to other businesses controlled by our ultimate holding company during the year ended December 31, 2006 (the function in which the related services were provided is referred to as "Marketing and Administrative Function").

Given that the Marketing and Administrative Function was part of business activities of the companies comprising our Group before the Reorganization, the assets, liabilities and expenses related to the Marketing and Administrative Function were reflected in the consolidated financial statements during the year ended December 31, 2006. The analysis of the expenses attributable to the Marketing and Administrative Function was as follows:

| | 2007<br>RMB'000 | 2006<br>RMB'000 |
|---|---|---|
| Sales and marketing expenses | - | 83,186 |
| Product development expenses | - | 6,748 |
| General and administrative expenses | - | 47,573 |
| Total | - | 137,507 |

The unsettled liabilities of the Marketing and Administrative Function could not be separately identified from our liabilities, and the amount of assets related to the Marketing and Administrative Function was immaterial.

## 2 Basis of preparation (Cont'd)

Subsequent to December 31, 2006, the Marketing and Administrative Function was transferred to other subsidiaries of Alibaba Group Holding Limited. In connection therewith, our employees who provided marketing and administrative services to Alibaba Group after the Reorganization were transferred to other subsidiaries of Alibaba Group Holding Limited during the year ended December 31, 2007.

Our consolidated financial statements have been prepared, under the historical cost convention, in accordance with International Financial Reporting Standards ("IFRS").

During the year, we adopted IFRS 7 *Financial Instruments: Disclosures* and the complementary amendments to IAS 1 *Presentation of Financial Statements – Capital Disclosures,* which are effective for accounting periods beginning on or after January 1, 2007.

The impact of the adoption of IFRS 7 and the amendments to IAS 1 has been to expand the disclosures provided in these consolidated financial statements regarding our financial instruments and management of capital.

In additional, the following standards and interpretations to the existing IFRS are mandatory for accounting periods beginning on or after January 1, 2007:

| | |
|---|---|
| IFRIC-Int 7 | Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies |
| IFRIC-Int 8 | Scope of IFRS 2 |
| IFRIC-Int 9 | Reassessment of Embedded Derivatives |
| IFRIC-Int 10 | Interim Financial Reporting and Impairment. |

Our adoption of these standards and interpretations does not have any impact on our financial statements and has not led to any changes in our accounting policies.

## 3 Segment information

In the respective years presented, we had one single business segment: the provision of the B2B services. Although the B2B services consist of the operations of our international marketplace and our China marketplace, we consider that these underlying marketplaces are subject to similar risks and returns. Therefore, we have only relied on the reported revenue associated from these underlying marketplaces in making financial decisions and allocating resources, and significant costs incurred associated with the revenue generated cannot be separately identified by marketplaces. In addition, substantially all of our revenue was generated in the Peoples' Republic of China (the "PRC"). Accordingly, no business or geographical segment information is presented.

## 4 Revenue

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| International marketplace | | |
| Gold Supplier | 1,503,331 | 967,858 |
| International TrustPass | 32,825 | 24,011 |
| Other revenue (i) | 11,539 | - |
| | 1,547,695 | 991,869 |
| China marketplace | | |
| China TrustPass | 594,098 | 369,653 |
| Other revenue (ii) | 20,964 | 2,340 |
| | 615,062 | 371,993 |
| | 2,162,757 | 1,363,862 |

(i) Other revenue received from our international marketplace mainly represents commission income from a fellow subsidiary for cross-selling certain software products.

(ii) Other revenue received from our China marketplace mainly represents promotional income from certain third party customers.

## 5 Other operating income

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Government grants (i) | 17,215 | 13,500 |
| Others | 2,662 | 4,412 |
| | 19,877 | 17,912 |

(i) Alibaba (China) Technology Co., Ltd. ("Alibaba China"), our wholly-owned subsidiary, received grants from government authorities in the PRC of RMB17,215,000. In 2006, Alibaba China received RMB13,500,000 government grants in relation to technology development in the PRC.

## 6 Profit from operations

Profit from operations is stated after charging the following:

| | 2007<br>RMB'000 | 2006<br>RMB'000 |
|---|---|---|
| Staff costs | 756,803 | 561,058 |
| Operating lease rentals | 40,602 | 28,884 |
| Depreciation expense of property and equipment | 59,016 | 54,043 |
| Amortization of lease prepayment | 244 | - |
| Loss on disposals of property and equipment | 17 | 483 |
| Auditors' remuneration (i) | 1,967 | - |

(i) Auditors' remuneration was borne by Alibaba Group Holding Limited, our ultimate holding company, for the year ended December 31, 2006.

## 7 Finance income, net

| | 2007<br>RMB'000 | 2006<br>RMB'000 |
|---|---|---|
| Interest income (i) | 406,307 | 23,159 |
| Exchange losses | (61,208) | (267) |
| | 345,099 | 22,892 |

(i) Interest income for the year ended December 31, 2007 included interest income of RMB350,534,000 received from over-subscription proceeds in connection with our initial public offering.

## 8 Income tax charges

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| PRC current tax charge | 230,085 | 155,730 |
| Deferred tax credit | (48,436) | (84,280) |
| | 181,649 | 71,450 |

(a) Cayman Islands and British Virgin Islands Profits Tax

Under the current laws of the Cayman Islands and the British Virgin Islands, our Company is not subject to tax on its income or capital gains.

(b) Hong Kong Profits Tax

Our subsidiaries that carry on business in Hong Kong are subject to the Hong Kong profits tax rate at 17.5% (2006: 17.5%). No provision for Hong Kong profits tax has been made as the subsidiaries have no estimated assessable profit for the year (2006: Nil).

(c) PRC Enterprise Income Tax ("EIT")

Current income tax expense primarily represents the provision for EIT for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC.

Pursuant to such tax laws and regulations for taxable years prior to January 1, 2008, entities incorporated in the PRC are subject to EIT at a statutory rate of 33% (30% national enterprise income tax plus 3% local income tax) or reduced national EIT rates for certain high and new technology enterprises or software development companies, on PRC taxable income. In 2006 and 2007, Alibaba China, our major operating entity, was qualified for the 15% reduced statutory rate on national EIT as a high and new technology enterprise. In 2006, Alibaba China did not receive any exemption or reduction of the local income tax. As a result, Alibaba China's applicable income tax rate was 18% (15% national enterprise income tax plus 3% local income tax). In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

For the year ended December 31, 2007, Hangzhou Alibaba Advertising Co., Ltd., our subsidiary that provides Internet content and advertising services, was exempted from EIT at the statutory rate of 33% according to tax circular Hangguoshuibinfa (2008) 29 as a new company engaging in information industry.

## 8 Income tax charges (Cont'd)

(c) PRC Enterprise Income Tax ("EIT") (Cont'd)

On March 16, 2007, the National People's Congress approved the PRC Enterprise Income Tax Law (the "New EIT Law"). The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises ("HNTE"). However, the detailed rules on the applicable requirements and procedures to apply for preferential tax treatment as HNTE have not yet been announced. In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, our management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of our Board of Directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of December 31, 2007.

## 9 Dividends

| | 2007<br>RMB'000 | 2006<br>RMB'000 |
|---|---|---|
| Dividends | - | 392,521 |

Dividends declared in 2006 represented distributions by certain of our PRC subsidiaries prior to the Reorganization as described in Note 2. As such, the rates of dividends and the number of ordinary shares ranking for dividends were not presented for the year ended December 31, 2006 as such information was not meaningful.

Dividends declared by our PRC subsidiaries are based on the distributable profits as reported in the statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the PRC. As such, the distributable profits of these subsidiaries are different from the retained earnings/accumulated deficit reported under IFRS.

## 10 Earnings per share

| | 2007 | 2006 |
|---|---|---|
| Profit for the year attributable to equity owners of the Company (RMB'000) | 967,795 | 219,938 |
| Weighted average number of ordinary shares in issue (thousand shares) | 4,859,882 | 4,825,000 |
| Earnings per share, basic and diluted (RMB) | RMB19.91 cents | RMB4.56 cents |
| Earnings per share, basic and diluted (HK$ equivalent) (i) | HK$20.41 cents | HK$4.46 cents |

(i) The translation of Renminbi amounts into Hong Kong dollars has been made at the rate of RMB0.9757 to HK$1.0000 (2006: RMB1.0223 to HK$1.0000). No representation is made that the RMB amounts have been, could have been or could be converted to Hong Kong dollars or vice versa, at that rate, or at any rates or at all.

Basic earnings per share is calculated by dividing the profit for the year attributable to equity owners of the Company by the weighted average numbers of ordinary shares in issue during the year. In determining the weighted average number of ordinary shares in issue for the year ended December 31, 2006, a total of 4,825,000,000 ordinary shares were deemed to be in issue since January 1, 2006.

Basic and fully diluted earnings per share are the same as we did not issue any dilutive equity instruments during the year ended December 31, 2007.

## 11 Deferred costs

Upon the receipt of service fees from paying members, we are obligated to pay certain costs related to the receipt of such service fees which primarily comprise sales commissions. The service fees are initially deferred and recognized in the income statement in the period in which the services are rendered (Note 13), as such, the related costs are also initially deferred and recognized in the income statement in the period the related service fees are recognized.

## 12 Cash and cash equivalents

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Cash at bank and on hand | 1,566,907 | 204,854 |
| Term deposits with original maturities of three months or less | 2,754,263 | 232,950 |
| | 4,321,170 | 437,804 |

As of December 31, 2007, 66.3% (2006: 98.8%) of the cash and cash equivalents was denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC Government.

The effective interest rate of our term deposits with original maturities of three months or less was 2.20% (2006: 1.64%).

## 13 Deferred revenue and customer advances

Deferred revenue and customer advances represent service fees prepaid by paying members for which the relevant services have not been rendered. The respective balances were as follows:

| | 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Customer advances | 475,391 | 291,290 |
| Deferred revenue | 1,444,458 | 962,674 |
| | 1,919,849 | 1,253,964 |
| Less: current portion | (1,849,655) | (1,216,818) |
| Non-current portion | 70,194 | 37,146 |

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon our commencement of the rendering of services. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

# MANAGEMENT DISCUSSION AND ANALYSIS

## BUSINESS ENVIRONMENT

***Buoyant China economy***

In 2007, bolstered by strong domestic consumption and robust global trade, China recorded GDP growth of 11.4%, with export growth significantly outpacing GDP. According to the data released by PRC Statistics Bureau, China's export volume grew 23.5% during the year to reach US$1,218 billion (RMB9,257 billion). The total trading volume of China in 2007 was US$2,174 billion (RMB16,522 billion), representing a 23% increase over the previous year.

***Growing importance of SMEs in China***

With continued support from the PRC Government, the SME sector, which is Alibaba.com's targeted customer segment, remains vibrant. The China SME sector is a growth engine for the national economy. According to the National Development and Reform Commission, there were over 42 million SMEs and other private sector companies in China as of October 31, 2006. In addition to being fast-growing and significant in number, SMEs also formed a critical part of the overall China economy. As of the end of June 2007, the SME sector contributed around 60% of GDP and more than 53% of China's tax revenue, and employed over 75% of the available workforce in urban areas. The SME sector is clearly one of the most important building blocks for the PRC Government to develop a harmonious economy.

***Ever-increasing Internet access and broadband penetration***

The rapid growth in Internet access and broadband penetration has also facilitated the growth of our business. In 2007, growth of the Internet market in China continued. According to China Internet Network Information Center, the number of Internet users in China grew by 53% to reach 210 million in 2007 and China's broadband Internet users also increased significantly by 80% to reach 163 million, representing a broadband penetration of 78%. This, together with China's buoyant economy and growing SME business sector, generated strong demand for e-commerce activities.

***Leveraging more on online e-commerce platforms***

Against this backdrop, we saw an increasing number of SMEs use B2B online marketplaces or other e-commerce platforms to reach international consumers. According to iResearch, the number of SMEs using a third party B2B platform increased by 34% as compared to 2006. The growing usage of the Internet for e-commerce activities among SMEs in China has led to and the market expects this to further drive significant increases in their online marketing budgets. Based on iResearch's estimates, SMEs are likely to spend more of their marketing budgets on online channels than in the past. It is expected that the proportion of online spending in SME's marketing budgets will double from 2006 to 2012.

Alibaba.com, as the leader in online B2B marketplaces with a large base of SME customers, is well poised to benefit from this favorable operating environment.

## BUSINESS REVIEW

2007 was again a year of solid growth for Alibaba.com, one in which we succeeded in growing our business on all major fronts. We continued to extend our dominant position as the world's leading marketplace for both international and China domestic trade. As of December 31, 2007, we had 27.6 million registered users, 3.0 million storefronts and total of 305,545 paying members in our two marketplaces.

### *International marketplace*

During the year, we continued to see significant growth in our user base and revenue. Revenue from our international marketplace reached RMB1,547.7 million in 2007, an increase of 56.0% over 2006. This growth was mainly driven by an increase in members as well as the increased spending on value-added services by our paying members.

The robust growth in China's global trade volume was reflected in the growth of our registered and paying members in 2007. Supported by more active global trade by SMEs in the international arena, the total number of registered users in our international marketplace grew 41.4% to 4.4 million during the year. Also, we further enhanced our branding through extensive marketing efforts during the initial public offering of the shares of our Company, which lifted the global awareness of our brand and services. The number of registered users from different countries in our international marketplace demonstrated obvious growth. Through proactive sales and marketing efforts, as well as the extension of our business to new districts, the increase in number of sales people and the enhancement of our sales efficiency, we achieved a net increase of 10,011 new paying members during the year, to give us a total of 39,536 paying members as of December 31, 2007. Of these, over 30% are from countries outside Mainland China.

**International marketplace operating data**

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | **2007** |
| Registered users | 1,165,911 | 1,949,741 | 3,115,153 | **4,405,557** |
| Storefronts | 142,805 | 292,414 | 514,891 | **697,563** |
| Paying members[(1)] | 11,450 | 19,983 | 29,525 | **39,536** |
| Gold Supplier members | 6,435 | 12,192 | 18,682 | **27,384** |
| International TrustPass members | 5,015 | 7,791 | 10,843 | **12,152** |

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

**International marketplace – geographic distribution of registered users (other than China) as of December 31, 2007**

| | Country or region | Number of registered users in country or region | Percentage of total registered users of our international marketplace |
|---|---|---|---|
| 1 | United States | 794,763 | 18.0% |
| 2 | European Union[(1)] | 399,680 | 9.1% |
| 3 | India | 368,304 | 8.4% |
| 4 | United Kingdom | 268,034 | 6.1% |
| 5 | Canada | 122,488 | 2.8% |

Note: (1) Excluding the United Kingdom

***International marketplace (Cont'd)***

We are devoted to developing and maintaining our sales infrastructure. In 2007, we expanded our geographical coverage substantially by opening 15 new offices in both coastal and inland cities in China, giving us a presence in 30 cities across the country, including Hong Kong. In the fourth quarter of 2007, we unified Gold Supplier membership fees to RMB 50,000 and upgraded our Gold Supplier product features by opening up unlimited product listings and providing a video. This change was well-received by our customers. We believe this product enhancement was a win-win strategy for Alibaba.com and our customers. While it increased the satisfaction of both buyers and sellers through the highly sought after product features, it also accelerated sales conversion. The simplified package helped raise the efficiency of the selling process and, more importantly, the unlimited product listing increased the opportunities for keyword sales. We expect keyword sales penetration will continue to grow in 2008.

Overseas expansion

In 2007, we began more actively exploring the overseas market, strengthening our network effects as well as increasing the number of international members to further create income opportunities. In April 2007, we suspended new International TrustPass sales in Hong Kong and migrated to the selling of Gold Supplier to meet customers' demands. We are also looking into introducing Gold Supplier memberships to other countries and regions, such as Taiwan, to further diversify our revenues from sources beyond Mainland China.

We continued to drive the expansion of our overseas business for long-term, sustainable growth. In December 2007, we re-launched our upgraded Alibaba Japan marketplace (www.alibaba.co.jp), a Japanese language website that helps extend our reach to users in Japan, which was China's second largest trading partner in 2007. We are also in preparation with Softbank to form a joint venture to operate our Japanese website business.

In October 2007, we officially opened our first European branch office in Geneva. Our presence in Europe will make it easier for SMEs in the region to conduct international trade through Alibaba.com, and it will localize user services and facilitate our development of the global trade business, attracting new members as well as better serving our customers.

Meanwhile, we continue to explore potential business opportunities in other Asian countries. We made progress in India, where we conducted a survey to further understand the Internet industry there and its robust economy, paving way for our further development of this market in 2008.

To facilitate sourcing through our global platform, we have established more country and regional channels in our international marketplace. For instance, in 2007, with the increasing number of Indian suppliers, we added a new India channel. Paying members from a particular country or region now have priority placement in their own country or regional channel. Together with the enhanced community features in the country channel, this feature significantly improves the appeal of our international marketplace to overseas users and members. We believe that tailoring our international website with higher country visibility is one way to raise our value to customers and make our marketplace increasingly attractive.

***International marketplace (Cont'd)***

Value-added services

Value-added services remain a key stream of our revenue. We continue to enhance the features of our core value-added services product, in particular keyword searching. As previously mentioned, the introduction of unlimited product listings for Gold Supplier members created more keyword sales opportunities, and hence value-added services growth. In the last quarter of 2007, we fine-tuned the pricing structure of keyword sales, differentiating the pricing of keywords and display positioning based on demand and ranking in search results. All these improvements have been well received by our customers. Looking ahead to 2008, we believe value-added services revenue for sales offices established earlier will continue to see promising growth, while paying customers in the newly developed areas may start with the basic features of our membership package before value-added services adoption will take off there.

New products

Leveraging on our relationship with Alibaba Group, we have started cross-selling products developed by Alisoft Software (Shanghai) Co., Ltd ("Alisoft"), our sister company, to our SME customer base. In 2007, we became the exclusive distributor for Alisoft Export Edition, a web-based business exporter CRM and ERP solution developed by Alisoft. We first launched this product in Jiangsu, Shanghai and Zhejiang and it was met with remarkable success. The revenue we share with Alisoft serves as an incremental source of revenue for us and, more importantly, it helps enhance the stickiness of our marketplace for our existing paying members. In 2008, we will continue to roll out the sales of Alisoft Export Edition to SMEs. We believe that this product will enjoy strong growth, although its contribution to total revenue may remain relatively small compared with our core revenue.

Community

Parallel to the growth of our marketplaces, we also placed strong emphasis on the development of the community on our website. The B2B e-commerce community is a powerful tool to keep our users abreast of industry information and increase the stickiness of our website. Last year, we continued to run various kinds of online and offline community events for buyers and sellers. Collaborating with top tradeshow organizers worldwide, we brought top tier tradeshow combined with e-commerce promotion opportunities to our members. We formed our Buyer Service and Development Team in 2007 to facilitate a large number of renowned multi-national companies such as General Electric and Home Depot to source through Alibaba.com.

***China marketplace***

Both users and paying members in the China marketplace enjoyed strong growth in 2007. As of December 31, 2007, we had 23.2 million registered users in our China marketplace and 266,009 China TrustPass members, representing a net increase of 6.5 million registered users and 76,436 paying members, respectively, from 2006. The significant increase in revenue from our China marketplace was a result of accelerated paying member acquisition, increased penetration of value-added services and our revision in pricing of the basic fee from RMB2,300 to RMB2,800 per annum in April 2007. In addition, our business also benefited from new revenue generated from the sale of branded advertisements, which we started during the year.

*China marketplace (Cont'd)*

**China marketplace operating data**

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | **2007** |
| Registered users | 4,840,641 | 9,019,214 | 16,649,073 | **23,194,402** |
| Storefronts | 497,876 | 1,002,768 | 1,557,874 | **2,259,283** |
| China TrustPass members (1) | 66,472 | 121,631 | 189,573 | **266,009** |

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

The accelerated paying member acquisition was largely due to our increased telephone sales efforts to convert registered users into paying members and our successful trial of use of resellers in certain areas to acquire new China TrustPass members.

The use of resellers opened up a new source of SME business leads for us, and it proved to be an efficient way to cover regions where there was a significant SME presence but Internet penetration was low. Looking ahead, we expect to extend the reseller business model for China TrustPass to more geographic locations.

To provide more value for our customers, during the year we upgraded key features in paying members' storefronts to allow more flexibility for users to customize their own storefronts. More importantly, this means SMEs can now enjoy having their own customized style and identity for their storefronts and at the same time leverage on the comprehensive functionality of the B2B marketplace.

Value-added services

In 2007, we made good progress in value-added services sales in the China marketplace. In the fourth quarter of 2007, we launched a new value-added service for premium placement display, which opened up the inventory of promotional positions on the right side of the relevant search results. Keyword bidding has also gained momentum. To respond to the demand and supply of our keyword bidding services, starting right before the end of 2007, we enhanced the keyword bidding service by opening up two more positions for bidding, offering up to a maximum of five positions. We see the great potential of value-added services in the China marketplace, and through innovative product development, we are looking into capitalizing on these opportunities to drive further growth.

Other products

Alibaba.com continues to be home to China's largest SME community. This is a valuable base to attract advertisers who wish to reach an SME audience. In 2007, we started monetizing the SME community by selling branded advertisements mainly on our home page and community pages. World-recognized brands such as HSBC, Samsung, IBM, Microsoft and BMW, and top Chinese brands such as Lenovo and China Netcom have become our branded placement customers.

Strategic initiatives

We are excited to embark on new initiatives together with two major Chinese banks as we seek to help solve the financing difficulties of the SMEs. In the fourth quarter of 2007, we test launched SME internet financing in selected cities in cooperation with Industrial and Commercial Bank of China and China Construction Bank. As of February 2008, leveraging on the good track record of our Gold Supplier members and China Trust Pass members, the two banks offered more than RMB160 million in loans to our paying members as part of our cooperation agreement with them. We expect to roll out this initiative to other cities in 2008.

### *Technology*

Security and reliability are in the forefront of doing business online, and many new product features could not be made available without technological advancest. We put a lot of emphasis on technological development in these areas. For instance, we further enhanced our infrastructure redundancy to ensure high availability, and we strengthened our technology platform and implemented security enhancements for our applications to provide better protection against security risks. During the year, we introduced a number of enhancements, including new features for our search engines in both marketplaces such as smart recommendations and vertical search, and upgraded storefront features and appearance, bringing user experience to a new level. These enhancements further facilitated our value-added services growth.

### *Sales and customer services*

As of December 31, 2007, we had over 2,000 field sales people for Gold Supplier, and over 900 telephone sales people for China TrustPass, further strengthening the driving force for customer acquisition. During the period, we saw strong sales growth. In 2008, we will examine the potential and demand from each geographical region to further implement our expansion strategies.

Enhancing customer service is an ongoing commitment at Alibaba.com. We have a strong and dedicated customer services team with over 550 people, serving our customers in both marketplaces. In 2007, after the implementation of a special care program for our first-year customers and helping new paying customers better utilize our platform, we started to see enhancement of renewal rates. By proper deployment of resources during the year, we improved the efficiency of our customer service and continued to optimize our customer service.

As of December 31, 2007, we had a total of 5,292 employees.

## FINANCIAL REVIEW

We experienced significant growth in revenue and profitability in 2007. Total revenue increased to RMB2,162.8 million (2006: RMB1,363.9 million), representing an increase of 58.6% for the year ended December 31, 2007. Profit from operations increased by 199.6% to RMB804.3 million (2006: RMB268.5 million). Profit attributable to equity owners increased by 340.0% to RMB967.8 million (2006: RMB219.9 million). Profit attributable to equity owners in 2007 included non-recurring interest income of RMB350.5 million generated from the over-subscription proceeds that was retained during our initial public offering in Hong Kong in November 2007 and foreign exchange loss of RMB61.2 million arising principally from the translation of non-RMB cash proceeds raised from our initial public offering. Excluding these two items, our profit attributable to equity owners would have been RMB678.5 million, a 208.5% increase. Earnings per share increased 357.6% from HK$4.46 cents to HK$20.41 cents.

The following table presents, for the years indicated, the amounts and percentages of revenue of the major line items in our consolidated income statement:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Revenue | **2,162,757** | **100.0%** | 1,363,862 | 100.0% |
| Cost of revenue | **(280,113)** | **(13.0)** | (237,625) | (17.4) |
| Operating expenses | **(1,098,176)** | **(50.7)** | (875,653) | (64.2) |
| Other operating income | **19,877** | **0.9** | 17,912 | 1.3 |
| Profit from operations | **804,345** | **37.2** | 268,496 | 19.7 |
| Finance income, net | **345,099** | **16.0** | 22,892 | 1.7 |
| Income tax charges | **(181,649)** | **(8.4)** | (71,450) | (5.3) |
| Profit attributable to equity owners | **967,795** | **44.8%** | 219,938 | 16.1% |
| Share-based compensation expense | **152,077** | **7.0%** | 113,904 | 8.4% |
| Profit attributable to equity owners before share-based compensation expense | **1,119,872** | **51.8%** | 333,842 | 24.5% |
| Earnings per share (HK$) | **20.41 cents** | | 4.46 cents | |

## Our Results

### Basis of preparation

We completed a reorganization with Alibaba Group in 2007. Pursuant to the Reorganization, assets and liabilities comprising Alibaba Group's B2B business were transferred to us. The Reorganization was accounted for as a reorganization of business under common control, in a manner similar to a pooling-of-interests. The assets and liabilities transferred to us have been stated at Alibaba Group's historical carrying amounts. Our consolidated financial statements have been prepared as if our Company and current corporate structure had been in existence at all dates and during the years presented.

Although our financial statements for the year ended December 31, 2006 did not include the revenue of Alibaba Group not related to the B2B business, they included expenses of Alibaba Group not related to the B2B business. These expenses were primarily related to certain marketing and administrative services provided to other businesses controlled by Alibaba Group.

The following table presents the breakdown of expenses of Alibaba Group that were not related to our B2B business but were included in our 2006 financial results:

| | Year ended December 31, | |
|---|---|---|
| | **2007** | 2006 |
| | **RMB'000** | RMB'000 |
| Sales and marketing expenses | - | 83,186 |
| Product development expenses | - | 6,748 |
| General and administrative expenses | - | 47,573 |
| Total expenses not related to the B2B business | - | 137,507 |

### Revenue

The following table presents, for the years indicated, a breakdown of revenue as well as the percentage of revenue:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| International marketplace | | | | |
| Gold Supplier members | **1,503,331** | **69.5 %** | 967,858 | 71.0 % |
| International TrustPass members | **32,825** | **1.5** | 24,011 | 1.7 |
| Other revenue | **11,539** | **0.6** | - | - |
| Sub-total | **1,547,695** | **71.6** | 991,869 | 72.7 |
| China marketplace | | | | |
| China TrustPass members | **594,098** | **27.5** | 369,653 | 27.1 |
| Other revenue | **20,964** | **0.9** | 2,340 | 0.2 |
| Sub-total | **615,062** | **28.4** | 371,993 | 27.3 |
| Total | **2,162,757** | **100.0%** | 1,363,862 | 100.0% |

We generate revenue primarily by selling membership packages and value-added services to suppliers participating in our international and China marketplaces.

Our total revenue increased from RMB1,363.9 million in 2006 to RMB2,162.8 million in 2007, representing a growth of 58.6%. This increase was mainly due to the expansion in the number of paying members in both our marketplaces as well as the increase in the average spending per paying member.

International marketplace

Revenue from our international marketplace primarily consists of:

- Revenue from the sale of Gold Supplier membership packages and value-added services, which principally consist of the sale of keywords and premium placements, to Gold Supplier members;
- Revenue from the sale of International TrustPass membership packages; and
- Other revenue represents commission income we receive from Alisoft, a wholly-owned subsidiary of Alibaba Group, for cross-selling the software developed by Alisoft to our Gold Supplier members.

Revenue from our international marketplace increased by 56.0% from RMB991.9 million in 2006 to RMB1,547.7 million in 2007, primarily due to an increase in the number of Gold Supplier members, as well as an increase in sale of value-added services. Furthermore, in 2007, we commenced cross-selling of software developed by Alisoft and as a result, we recorded other income of RMB11.5 million in 2007, being commission income we received from Alisoft.

China marketplace

Revenue from our China marketplace primarily consists of:

- Revenue from the sale of China TrustPass membership packages and value-added services, which mainly consist of keyword bidding and premium placements, to China TrustPass members; and
- Other revenue, which principally consists of online placement services that allow companies to display online branded advertisements in our China marketplace.

Revenue from our China marketplace increased by 65.3% from RMB372.0 million in 2006 to RMB615.1 million in 2007, largely due to an increase in the number of China TrustPass members as well as an increase in membership price and the sale of value-added services, which primarily consist of keyword bidding and premium placements. In addition, the rollout of sales of branded advertisements in our China marketplace during the year also contributed to the increase in revenue.

**Revenue (Cont'd)**

Revenue recognition

*Membership packages.* Our paying members typically enter into one- or two-year membership contracts with us. We typically collect the full amount of our fees at the time we enter into the contract, and we initially record the amounts received as customer advances. After we enter into a membership contract, we begin producing storefronts for our paying members and our paying members are required to go through certain third-party authentication and verification procedures. If a paying member does not pass the authentication and verification procedures, we refund to the paying member the full amount we received under the contract, less authentication and verification fees that we pay to the third-party service provider and other related expenses. After we complete our production processes and the paying member passes the authentication and verification procedures, we display the paying member's storefront in our marketplaces, and the amounts paid by the paying member become non-refundable. When we display the paying member's storefront in our marketplaces, amounts previously recorded as customer advances are transferred to deferred revenue, and the revenue in respect of the membership package is recognized ratably over the term of the membership contract.

*Keyword Purchases and Premium Placements.* Our Gold Supplier members may purchase keywords to increase the exposure of their listings and storefronts in our international marketplace. We also offer our Gold Supplier members a premium placement service that allows them to promote their listings and storefronts in our international marketplace by displaying links at designated positions on our website. We initially record the fees we receive as customer advances. Once the value-added services becomes activated for the Gold Supplier member, we reclassify the amounts received as deferred revenue, and revenue from value-added services is generally recognized in respect of the service ratably over the term of the relevant Gold Supplier membership contract if the fair value of the membership package and cannot be objectively measured. In the event the fair value of the value-added services can be objectively measured, service fees from such value-added services are recognized as revenue ratably over the contracted service period of the value-added services.

*Keyword Bidding and Premium Placements.* Our China TrustPass members may purchase additional keywords through a monthly program that allows members to bid for keywords at prices that are established by an auction mechanism. We collect fees for keyword bidding in the month the member makes a successful bid, and we recognize the revenue in respect of such service in the following month during which the service of displaying links to the paying member's storefront and listings in relevant keyword search results is delivered. Similar to our international marketplace, we also offer our China TrustPass members a premium placement service that allows them promote their listings and storefronts in our China marketplace at designated positions on our website. Fees collected from customers for premium placement are collected upfront and are recognized as revenue ratably over the service period.

**Cost of Revenue and Gross Profit**

The following table presents, for the years indicated, a breakdown of cost of revenue and percentages of revenue of components of our cost of revenue:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | RMB'000 | % of revenue | RMB'000 | % of revenue |
| Revenue | **2,162,757** | **100%** | 1,363,862 | 100% |
| Cost of revenue | | | | |
| Business taxes and surcharges | **(110,545)** | **(5.1)** | (69,394) | (5.1) |
| Authentication and verification expenses | **(20,031)** | **(1.0)** | (15,540) | (1.1) |
| Bandwidth and depreciation expenses | **(38,771)** | **(1.8)** | (30,983) | (2.3) |
| Staff costs and other expenses | **(110,766)** | **(5.1)** | (121,708) | (8.9) |
| Total | **(280,113)** | **(13.0)** | (237,625) | (17.4) |
| Gross profit | **1,882,644** | **87.0%** | 1,126,237 | 82.6% |

Our cost of revenue increased by 17.9% from RMB237.6 million in 2006 to RMB280.1 million in 2007. Included in cost of revenue was share-based compensation expense of RMB13.7 million and RMB23.3 million in 2007 and 2006 respectively. Our cost of revenue increased mainly as a result of the continued expansion of our business. In particular:

- business taxes and related surcharges, as well as authentication and verification expenses, were higher as a result of the increase in revenue; and
- bandwidth and depreciation expenses were higher mainly because of increased user traffic on our websites, which required us to pay higher bandwidth and co-location fees, as well as acquiring additional servers and related computer equipment.

As a percentage of revenue, cost of revenue decreased from 17.4% in 2006 to 13.0% in 2007 due to the increased economies of scale as well as a non-recurring expense of RMB30.0 million in 2006 which related to technology consultation and advisory fees paid to a subsidiary of Alibaba Group for the installation of an online payment platform in our China marketplace.

As a result of the foregoing, our gross profit margin improved from 82.6% in 2006 to 87.0% in 2007.

**Profit From Operations**

Our profit from operations increased from RMB268.5 million in 2006 to RMB804.3 million in 2007, a growth of 199.6%. The increase was primarily due to the growth in revenue as well as an increase in economies of scale. As mentioned previously, operating expenses in 2006 included expenses of RMB137.5 million of Alibaba Group that did not relate to our B2B business. Excluding these expenses, our profit margin in 2006 would have been 29.8%, which compared to a margin of 37.2% in 2007.

The following table presents, for the years ended, a breakdown of operating expenses as well as percentages of revenue of components of operating expenses:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Sales and marketing expenses | **736,813** | **34.0%** | 610,198 | 44.8% |
| Product development expenses | **131,495** | **6.1** | 105,486 | 7.7 |
| General and administrative expenses | **229,868** | **10.6** | 159,969 | 11.7 |
| Total operating expenses | **1,098,176** | **50.7%** | 875,653 | 64.2% |

**Sales and Marketing Expenses**

Our sales and marketing expenses increased by 20.7% from RMB610.2 million in 2006 to RMB736.8 million in 2007. Included in sales and marketing expenses was share-based compensation expense of RMB49.7 million and RMB50.1 million in 2007 and 2006, respectively. Our sales and marketing expenses increased mainly as a result of increased staff costs, advertising and promotional expenses and sales commission. Sales and marketing expenses increased, in particular, in the second half of 2007, as we invested more on promotional activities in new regions that we expanded our business into as well as promotion of new products that we started to offer during the year. Sales and marketing expenses in 2006 included expenses of RMB83.2 million of Alibaba Group not related to our B2B business. Excluding such non-B2B expense in 2006 and as a percentage of revenue, sales and marketing expenses decreased from 38.6% in 2006 to 34.0% in 2007, primarily due to economies of scale.

**Product Development Expenses**

Our product development expenses increased by 24.7% from RMB105.5 million in 2006 to RMB131.5 million in 2007. Included in product development expenses was share-based compensation expense of RMB15.0 million and RMB16.3 million in 2007 and 2006, respectively. Product development expenses include royalty fee paid to Alibaba Group with respect to technology licensed to us from Alibaba Group. The royalty fee is measured based on a certain percentage of our revenue. In addition, to continuously develop and enhance our products, we have increased the number of our engineers and, as required, the use of external professionals for third-party software development. Product development expenses in 2006 included expenses of Alibaba Group not related to our B2B business of RMB6.7 million. Excluding such non-B2B expense in 2006 and as a percentage of revenue, product development expenses decreased from 7.2% in the 2006 to 6.1% in 2007, which mainly reflects the increased scale of our business.

**General and Administrative Expenses**

Our general and administrative expenses increased by 43.7% from RMB160.0 million in 2006 to RMB229.9 million in 2007. Included in general and administrative expenses was share-based compensation expense of RMB73.7 million and RMB24.2 million in 2007 and 2006 respectively. Our general and administrative expenses increased mainly as a result of the expansion of our business in the second half of 2007. In particular, in contemplating the listing of our shares on The Stock Exchange of Hong Kong Limited as well as the continued growth of our business, we invested in building a strong management team with extensive industry and management experience and expertise. This increase in the number of administrative and management headcount led to an increase in staff costs, including share-based compensation. General and administrative expenses in 2006 included expenses of Alibaba Group not related to our B2B business of RMB47.6 million. Excluding such non-B2B expense in 2006 and as a percentage of revenue, general and administrative expenses increased from 8.2% in 2006 to 10.6% in 2007 for the above-mentioned reasons.

**Other Operating Income**

Our other operating income, which primarily represents government grants that we received, increased by 11.0% from RMB17.9 million in 2006 to RMB19.9 million in 2007. In 2007, we received grants from government authorities in the PRC of RMB17.2 million. In 2006, we received government grants of RMB13.5 million in relation to technology development in the PRC.

**Finance Income, Net**

Finance income mainly consists of interest income and foreign currency exchange losses arising from appreciation of Renminbi against our non-Renminbi bank deposits. Interest income increased by 1,654.4% from RMB23.2 million in 2006 to RMB406.3 million in 2007, principally as a result of interest income of RMB350.5 million from the over-subscription proceeds retained by us during our initial public offering in Hong Kong in November 2007. In addition, we incurred a foreign exchange loss of RMB61.2 million (2006: RMB267,000), arising principally from revaluation of non-Renminbi cash proceeds raised from our initial public offering.

**Income Tax Charges**

Substantially all of our income tax expenses in 2006 and 2007 were related to PRC income tax incurred by our major operating subsidiary, Alibaba China. Each of Alibaba China and our other subsidiaries incorporated in China is subject to Enterprise Income Tax on its taxable income as reported in its statutory financial statements prepared under accounting principles generally accepted in China and adjusted in accordance with the relevant tax laws and regulations in China. Pursuant to these laws and regulations, for taxable years prior to January 1, 2008, foreign-invested enterprises incorporated in China are subject to Enterprise Income Tax at a statutory rate of 33% (30% national enterprise income tax plus 3% local income tax) unless they qualify for certain tax exemptions or reductions, such as those available to qualified HNTE and software enterprises. In 2006 and 2007, Alibaba China, as a high and new technology enterprise, was entitled to a reduced national enterprise income tax rate of 15% pursuant to the Implementation Rules of the PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises issued on June 30, 1991. In 2006, Alibaba China did not receive any exemption or reduction of the local income tax. As a result, Alibaba China's applicable income tax rate was 18% (15% national enterprise income tax plus 3% local income tax). In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

## Income Tax Charges (Cont'd)

Income tax charges increased by 154.2% from RMB71.5 million in 2006 to RMB181.6 million in 2007. This increase was primarily due to the increase in taxable profit from our operations in China. In 2006 and 2007, our effective tax rates were 24.5% and 15.8%, respectively. Share-based compensation expense arising from equity-based awards is not deductible for tax purposes. If we exclude the effects of such equity-based awards, our effective tax rates would have been 14.0% and 17.6% in 2007 and 2006, respectively.

On March 16, 2007, the National People's Congress approved the New EIT Law. The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as HNTE. However, the detailed rules on the applicable requirements and procedures to apply for preferential tax treatment as HNTE have not yet been announced. In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, our management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of our Board of Directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of December 31, 2007. However, there is no assurance that Alibaba China will obtain the formal HNTE designation in 2008. If Alibaba China does not obtain the formal HNTE designation in 2008, its applicable enterprise income tax rate will become 25% in 2008 which would have a negative effect on our future results.

## Depreciation of Property and Equipment

Our depreciation expenses increased by 9.2% from RMB54.0 million in 2006 to RMB59.0 million in 2007, mainly due to the addition of property and equipment during the year.

The following table presents, for the years ended, the allocation of depreciation expenses and the percentages of revenue:

| | **Year ended December 31,** | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Cost of revenue | **23,546** | **1.1%** | 21,056 | 1.6% |
| Sales and marketing expenses | **10,926** | **0.5** | 8,349 | 0.6 |
| Product development expenses | **10,995** | **0.5** | 9,931 | 0.7 |
| General and administrative expenses | **13,549** | **0.6** | 14,707 | 1.1 |
| Total depreciation expenses | **59,016** | **2.7%** | 54,043 | 4.0% |

**Share-Based Compensation Expense**

We seek to structure our employee compensation packages to allow our employees to share in the success of our business. Therefore, a large number of our employees have been granted certain equity awards. Alibaba Group also operates equity award plans pursuant to which our employees and employees of Alibaba Group have been granted options to purchase shares of Alibaba Group or our shares held by Alibaba Group. In our consolidated financial statements, share-based compensation expense arising from the grant of equity-based awards by Alibaba Group to our employees is allocated to and included as part of our expenses. In 2006 and 2007, total share-based compensation expense was RMB113.9 million and RMB152.1 million, respectively. As a percentage of revenue, share-based compensation expense decreased from 8.4% in 2006 to 7.0% in 2007.

The following table presents, for the years ended, the allocation of share-based compensation expense and the percentages of revenue of such expenses:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **RMB'000** | **% of revenue** | RMB'000 | % of revenue |
| Cost of revenue | **13,718** | **0.6%** | 23,335 | 1.7% |
| Sales and marketing expenses | **49,668** | **2.3** | 50,068 | 3.7 |
| Product development expenses | **14,999** | **0.7** | 16,344 | 1.2 |
| General and administrative expenses | **73,692** | **3.4** | 24,157 | 1.8 |
| Total share-based compensation expense | **152,077** | **7.0%** | 113,904 | 8.4% |

**Profit Attributable to Equity Owners**

As a result of the foregoing, we recorded a profit attributable to equity owners of RMB967.8 million in 2007, a 340.0% increase from RMB219.9 million in 2006. Earnings per share in 2007 was HK$20.41 cents, an increase of 357.6% from HK$4.46 cents in 2006.

## LIQUIDITY AND CAPITAL RESOURCES

### Treasury Management

We have maintained a treasury department, which reports to our Chief Financial Officer, to monitor our current and expected liquidity requirements in accordance with the policies and procedures approved by our Board. We have adopted prudent treasury management objectives, which include principal protection and maintaining sufficient liquidity to meet our various funding requirements in accordance with our strategic plans. In addition, we also aim to achieve a better return on our cash and to hedge against any foreign currency exchange risk. We have not used any derivative financial instruments to hedge foreign currency exchange risk or interest rate risk.

### Foreign Currency Exchange Exposure

Foreign currency exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate our businesses in different countries, substantially all of our revenue-generating and expense-related transactions are denominated in Renminbi which is our functional currency and most of our subsidiaries. Renminbi is not freely convertible into other foreign currencies. All foreign currency exchange transactions in China must be effected through either the People's Bank of China ("PBOC") or other institutions authorized by the PBOC to buy and sell foreign currencies. Following the completion of the initial public offering of the shares of our Company in November 2007, we hold a significant portion of our cash and cash equivalents in currencies other than Renminbi. Such foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of Renminbi against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of Renminbi against these foreign currencies may result in significant exchange loss which would be recorded in our income statement. In 2007, we incurred a foreign exchange loss of RMB61.2 million (2006: RMB0.3 million) arising principally from translation of non-RMB cash proceeds raised from our initial public offering to Renminbi as Renminbi appreciated. We will continue to actively manage our cash and cash equivalents to minimize any foreign exchange exposure.

### Interest Rate Exposure

We have no interest-bearing borrowings. Our exposure to changes in interest rates is mainly attributable to our interest-bearing assets, including term deposits with original maturities of over three months and cash and cash equivalents.

### Credit Risk Exposure

We consider our credit risk to be minimal as a substantial part of our income is prepaid by a diversified group of customers. The extent of our credit exposure is represented by the aggregate cash we hold at banks and at other financial institutions. All of our cash at banks is placed with financial institutions of sound credit quality.

**Capital Structure**

We continue to maintain a strong financial position from healthy growth in recurring free cash flow from operations. This strong financial position is further enhanced by the proceeds raised from our initial public offering. Until now, we have not made any significant use of the proceeds raised from our initial public offering. In addition, as mentioned previously, we have been cautiously managing our cash to maintain a favorable return and to minimize any foreign exchange risk. As of December 31, 2007, we had cash and cash equivalents and term deposits with original maturities of over three months of RMB5,273.6 million, which was RMB3,784.7 million or 254.2% higher than that as of December 31, 2006. As of December 31, 2007, our cash and cash equivalents comprised 66.3% (2006: 98.8%) in Renminbi, 21.2% (2006: 0.4%) in Hong Kong dollars, 12.1% in Australian dollars (2006: Nil) and 0.4% in other currencies (2006: 0.8%). Our weighted average annual return on our cash and cash equivalents was 2.78% in 2007 (2006: 2.01%).

As of December 31, 2007, our total assets was RMB6,053.5 million (2006: RMB2,044.7 million), which was financed by shareholders' funds of RMB3,613.1 million (2006: RMB145.6 million), current liabilities of RMB2,370.2 million (2006: RMB1,862.0 million) and non-current liabilities of RMB70.2 million (2006: RMB37.1 million). Of the total liabilities, RMB1,919.8 million (2006: RMB1,254.0 million) represented deferred revenue and customer advances that we collected upfront from our customers. These upfront payments are included as liabilities because we have not yet provided services to earn such revenue. Therefore, instead of imposing any obligations on us to pay customers, these liabilities provide an assured base for our future reported revenue. As of December 31, 2007, we had deferred revenue and customer advances of RMB1,919.8 million, which was RMB665.9 million or 53.1% more than that as of December 31, 2006.

Under PRC law, our operating subsidiaries in China are required to set aside a portion of their net income, if any, each year to fund certain non-distributable reserve funds. In 2007, an appropriation of RMB61.7 million (2006: RMB10.9 million) was made to certain statutory reserves by our subsidiaries in China. As of December 31, 2007, our Company's reserves available for distribution, calculated in accordance with the Companies Law of the Cayman Islands, amounted to RMB3,107.9 million.

**Cash Flow**

*Net Cash Generated from Operating Activities*

Net cash generated from operating activities was RMB1,409.2 million in 2007 which represented a 92.9% increase from RMB730.7 million in 2006. The increase in net cash generated from operating activities was principally the result of an increase in our profit from operations and deferred revenue associated with increased sales of our membership packages and value-added services, which were partially offset by an increase in income tax paid, a decrease in amounts due to related companies and an increase in prepayments, deposits and other receivables.

**Cash Flow (Cont'd)**

*Net Cash Used in Investing Activities*

Net cash used in investing activities was RMB101.9 million in 2007 compared to RMB794.4 million in 2006. Net cash used in investing activities during this period primarily represented payment to Alibaba Group Holding Limited for transferring the B2B business to us, purchases of property and equipment, prepayment of leasehold land use rights which are substantially offset by interest income we received from the over-subscription proceeds during our public offering in Hong Kong.

In 2007, our capital expenditures increased by 44.6% to RMB139.8 million (2006: RMB96.7 million). The increase in capital expenditures related primarily to the addition of computer equipment to meet our business growth, the payment for leasehold land use rights for the piece of land in Hangzhou, China (RMB29.3 million) as well as the early phase of related construction costs (RMB17.6 million) for our new corporate campus on such land to accommodate our growth. We began the construction of the campus in the second half of 2007 and expect completion in late 2009.

*Net Cash Provided by (Used in) Financing Activities*

Net cash provided by financing activities was RMB2,626.9 million in 2007 (2006: net outflow of RMB196.6 million). The increase in net cash from financing activities was mainly due to the proceeds raised from our initial public offering.

## OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, we did not have any material off-balance sheet arrangements.

## PLEDGE OF ASSETS AND CONTINGENT LIABILITIES

As of December 31, 2007, none of our assets were pledged and we did not have any material contingent liabilities or guarantees.

## OUTLOOK

Our 2008 strategy keywords are: Global, E-commerce Infrastructure and Alibaba Ecosystem.

Our international marketplace is truly global and we plan to further improve our reach in developed countries such as Japan and emerging markets like India in 2008. Broadening our service geographically will further diversify our SME portfolio across different countries and will create new monetization opportunities. Economic fluctuations notwithstanding, SMEs will continue to benefit from the rise of dispersed manufacturing which generates increasing demand for cross-border business-to-business interactions, and e-commerce can help them leverage on this.

Our China marketplace will continue to benefit from increasing domestic demand. To benefit from this growth, we aim to be the destination place for all SMEs to start their Internet presence and to become the premier e-commerce infrastructure for SMEs.

We will continue to work closely with our sister companies, such as Alisoft, Alipay and Taobao, to provide more packaged services for SMEs and provide more cross-selling opportunities. The Alibaba ecosystem is more than achieving synergy between our sister companies. We will continue to open our platform to other service providers to leverage on our strong marketplace and to offer other SME applications.

We remain positive about the long-term growth of our business. We plan to invest part of our profits and our capital into our geographic expansion, our development of new applications, our customer services and, most importantly, our people.

## CODE ON CORPORATE GOVERNANCE PRACTICES

We are committed to the establishment of good corporate governance practices and procedures. Our corporate governance principles emphasize accountability and transparency and we have adopted these in the best interests of our Company and our shareholders.

Our Company was listed in Hong Kong on November 6, 2007. We complied with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the period from the day of our listing to December 31, 2007. We will set out further information on our corporate governance practices in the Corporate Governance Report contained in 2007 Annual Report.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended December 31, 2007, neither our Company nor any of our subsidiaries purchased, sold or redeemed any of our Company's listed securities.

## REVIEW OF FINANCIAL STATEMENTS

We have established an audit committee with written terms of reference in compliance with the Listing Rules. The principal duties of our audit committee include the review of our audit plan and process with the auditors, the independence of auditors, our financial statements and system of internal controls. Our audit committee is composed of three non-executive directors, two of whom are independent non-executive directors, namely KWAUK Tek Ming, Walter (Committee Chairman), LONG Yong Tu and TSAI Chung, Joseph.

Our annual results for the year ended December 31, 2007 were reviewed by our audit committee, which was of the opinion that the preparation of such annual results complied with the applicable accounting standards and requirements and that adequate disclosures were made.

*As at the date of this announcement, the composition of our Board is as follows:*

*Chairman and Non-executive Director*
MA Yun, Jack

*Executive Directors*
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

*Non-executive Directors*
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

*Independent Non-executive Directors*
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

On behalf of the Board
MA Yun, Jack
Chairman

Hong Kong, March 18, 2008

A copy of this announcement can be obtained from our website at http://ir.alibaba.com

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Alibaba.com Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



Alibaba.com
阿里巴巴

**ALIBABA.COM LIMITED**
**阿里巴巴網絡有限公司**

*(Incorporated in the Cayman Islands with limited liability)*
(Stock code: 1688)

# GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, PROPOSED AMENDMENTS TO THE RESTRICTED SHARE UNIT SCHEME, MANDATE TO ISSUE SHARES UNDER THE RESTRICTED SHARE UNIT SCHEME AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Alibaba.com Limited to be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, May 5, 2008 at 11:00 a.m. is set out on pages 18 to 20 of this circular.

A proxy form for use at the annual general meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to our branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the annual general meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending, and voting in person at, the annual general meeting or any adjournment thereof should you so wish.

April 10, 2008

# CONTENTS

*In this circular, unless the context requires otherwise, the following expressions have the following meanings:*

| | |
|---|---|
| "AGM" | the annual general meeting of the Company to be convened and held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, May 5, 2008 at 11:00 a.m., notice of which is set out on pages 18 to 20 of this circular |
| "Alibaba Group" | Alibaba Group Holding Limited, formerly known as Alibaba.com Corporation, which is the holding company of the Company |
| "Articles of Association" | the articles of association of the Company as may be amended from time to time |
| "Board" | the board of directors of the Company |
| "Cayman Islands Companies Law" | the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands |
| "Company" | Alibaba.com Limited, an exempted company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange |
| "Director(s)" | the director(s) of the Company |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Issue Mandates" | the general and unconditional mandates proposed under ordinary resolutions numbered 4(A) and 4(C) in the notice of annual general meeting set out on pages 18 to 20 of this circular to be granted to the Directors to (i) allot and issue Shares up to an aggregate nominal amount not exceeding 10% of the aggregate nominal value of the issued share capital of the Company on the date of the passing of the said ordinary resolution; (ii) to extend the mandate in (i) above by an amount representing the aggregate nominal amount of the Shares repurchased by the Company made pursuant to and in accordance with the Repurchase Mandate |
| "Latest Practicable Date" | April 3, 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Memorandum" | the memorandum of association of the Company, as may be amended from time to time |

| | |
|---|---|
| "Repurchase Mandate" | the general and unconditional mandate proposed under ordinary resolution numbered 4(B) in the notice of the annual general meeting set out on page 19 of this circular to be granted to the Directors to repurchase the Company's shares up to an aggregate nominal amount not exceeding 10% of the aggregate nominal value of the issued share capital of the Company on the date of the passing of the said ordinary resolution |
| "Restricted Share Unit Scheme" | the restricted share unit scheme adopted by the resolution of the then sole shareholder of the Company and the resolution of the Board, both on October 12, 2007 |
| "RMB" | Renminbi, the lawful currency of the People's Republic of China |
| "RSU(s)" | restricted share unit(s) |
| "RSU Scheme Mandate" | the scheme mandate of the Restricted Share Unit Scheme proposed under ordinary resolution numbered 4(E) in the notice of the annual general meeting set out on page 20 of this circular to be granted to the Directors to allot and issue Shares not exceeding 125,292,527 Shares under the Restricted Share Unit Scheme |
| "SFO" | the Securities and Futures Ordinance (Cap 571, Laws of Hong Kong) |
| "Share(s)" | ordinary share(s) of HK$0.0001 each in the share capital of the Company |
| "Share Option Scheme" | the share option scheme adopted by the resolution of the then sole shareholder of the Company and the resolution of the Board, both on October 12, 2007 |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Takeovers Code" | the Codes on Takeovers and Mergers and Share Repurchases |

Alibaba.com
阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*
(Stock code: 1688)

***Chairman and Non-executive Director***
MA Yun, Jack

***Executive Directors***
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

***Non-executive Directors***
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

***Independent Non-executive Directors***
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

***Registered office***
Trident Trust Company (Cayman) Limited
Fourth Floor, One Capital Place
P.O. Box 847GT
Grand Cayman
Cayman Islands

***Place of Business in Hong Kong***
20th Floor
Jubilee Centre
18 Fenwick Street
Wanchai
Hong Kong

April 10, 2008

*To our shareholders*

Dear Sir or Madam

**GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
RE-ELECTION OF DIRECTORS,
PROPOSED AMENDMENTS TO THE RESTRICTED SHARE UNIT SCHEME,
MANDATE TO ISSUE SHARES UNDER THE RESTRICTED SHARE UNIT SCHEME
AND
NOTICE OF ANNUAL GENERAL MEETING**

## 1. INTRODUCTION

The purpose of this circular is to provide you with the relevant information regarding the grant of the Issue Mandates and the Repurchase Mandate, the re-election of Directors, the amendments to the Restricted Share Unit Scheme, the approval of the RSU Scheme Mandate and to give you notice of the AGM at which resolutions will be proposed for our shareholders to consider and, if thought fit, approve, among other matters, the aforesaid matters.

## 2. ISSUE MANDATES AND REPURCHASE MANDATE

Pursuant to the written resolutions dated October 12, 2007 passed by the then sole shareholder of the Company, a general mandate was given to our Directors to repurchase Shares. Such a general mandate to repurchase Shares will lapse at the conclusion of the AGM. Moreover, in order to ensure flexibility for the Directors to issue and repurchase any Shares, it is necessary to grant the Issue Mandates and to renew the Repurchase Mandate at the AGM, and ordinary resolutions will be proposed to seek our shareholders' approval for granting of the Issue Mandates and the Repurchase Mandate at such meeting. Details of the aforesaid ordinary resolutions are set out in ordinary resolutions numbered 4(A), 4(B) and 4(C) in the notice of annual general meeting.

The Issue Mandates and the Repurchase Mandate, if approved at the AGM, will continue in force until the conclusion of the next annual general meeting of our Company or the expiration of the period within which the next annual general meeting of our Company is required by the Articles of Association or any applicable laws of the Cayman Islands to be held or until revoked or varied by ordinary resolution by our shareholders in general meeting, whichever occurs first.

An explanatory statement as required by the Listing Rules to provide our shareholders with all the information reasonably necessary for them to make an informed decision on the proposed resolution for the granting of the Repurchase Mandate is set out in the Appendix I to this circular.

## 3. RE-ELECTION OF DIRECTORS

At the AGM, ordinary resolutions will also be proposed to re-elect Ms. WU Wei, Maggie, Ms. DAI Shan, Trudy, Mr. XIE Shi Huang, Simon, Mr. TSUEI, Andrew Tien Yuan and Mr. KWAUK Teh Ming, Walter in accordance with the Articles of Association. To enable our shareholders to make an informed decision on the re-election of retiring Directors, the biographical details of these retiring Directors, as required under Chapter 13 of the Listing Rules, are set out in the Appendix II to this circular.

## 4. PROPOSED AMENDMENTS TO THE RESTRICTED SHARE UNIT SCHEME

The Restricted Share Unit Scheme was adopted by the resolution of the then sole shareholder of the Company and the resolution of the Board, both on October 12, 2007. It is not a share option scheme and is not subject to the provisions of Chapter 17 of the Listing Rules. At the time it was adopted, the purpose of the Restricted Share Unit Scheme was to attract and retain the best available personnel by providing incentives to employees and consultants of our Company and to promote the success of the business of our Company.

At present, only employees and consultants of our Company or its subsidiaries are permitted to participate in the Restricted Share Unit Scheme. In view of the business needs and continuing expansion of our Group, the Directors are of the view that the contributions of business associates, such as suppliers or providers of goods and/or services, sales and marketing agents and contractors engaged by the Group, are also of great importance to the success of the Group as a whole. The Directors consider that it would be in the interest of our Group as a whole to have the flexibility, in circumstances where the Board considers appropriate, to grant such persons incentives in the form of RSUs over the Shares so as to motivate them to participate in and contribute to the growth of our Group.

To allow this flexibility, the Directors propose that the definition of "Participant" (the "Participant") in the Restricted Share Unit Scheme be amended to include business associates, third party suppliers, agents, service providers and contractors engaged by our Group.

The Directors further propose to amend paragraph 7.4 of the Restricted Share Unit Scheme such that the Company shall have the right, under certain circumstances, to repurchase Shares that a grantee obtains as a result of the vesting of RSUs granted pursuant to the Restricted Share Unit Scheme at the par value of the Shares.

An ordinary resolution, full text of which is set out in the notice of annual general meeting, will be proposed to the our shareholders for approval at the AGM in respect of the aforesaid amendments and other incidental changes to the Restricted Share Unit Scheme. The revised Restricted Share Unit Scheme, if approved by our shareholders, shall take effect from the conclusion of the AGM. Save for the aforesaid amendment and incidental changes, there are no other proposed amendments to the Restricted Share Unit Scheme, and all other existing terms of the Restricted Share Unit Scheme will remain unchanged.

## 5. MANDATE TO ISSUE SHARES UNDER THE RESTRICTED SHARE UNIT SCHEME

A RSU is a right to receive a Share granted to a beneficiary ("Beneficiary") under the Restricted Share Unit Scheme.

The RSUs granted under the Restricted Share Unit Scheme shall be subject to a vesting period.

### (a) Grants

The term of the Restricted Share Unit Scheme shall be 10 years commencing from the date of adoption on October 12, 2007.

At any time during the term of the Restricted Share Unit Scheme, the maximum number of Shares with respect to which RSUs may be granted under the Restricted Share Unit Scheme will be calculated in accordance with the following formula:

$X = (A+B) - (C+D+E)$

Where:

X = the maximum aggregate number of Shares over which RSUs may be granted under the Restricted Share Unit Scheme as of the date of the annual general meeting;

A = 135,100,000 Shares;

B = the maximum aggregate number of Shares authorized by our shareholders to be issued under other equity incentive plans (if any), other than the Restricted Share Unit Scheme and the Share Option Scheme;

C = the maximum aggregate number of Shares underlying options that have been granted previously under the Share Option Scheme;

D = the maximum aggregate number of Shares authorized for issuance assuming the vesting of all RSUs previously granted under the Restricted Share Unit Scheme; and

E = the maximum aggregate number of Shares authorized for issuance assuming the exercise of all other rights to acquire Shares that have been previously granted pursuant to other equity incentive plans (if any), other than the Restricted Share Unit Scheme and the Share Option Scheme.

Under the Restricted Share Unit Scheme, at each annual general meeting of the Company, the Board shall seek from our shareholders in general meeting a separate mandate specifying (i) the maximum number of Shares that may be the subject of RSUs granted under the Restricted Share Unit Scheme during the period between one annual general meeting and the subsequent annual general meeting, and (ii) that the Board has the power to deal with, allot and issue the Shares, which are the subject of the RSUs, as and when they vest.

The separate mandate with respect to grant of RSUs will only remain in effect until the earliest of:

(i) the conclusion of the subsequent annual general meeting;

(ii) the expiration of the period within which the subsequent annual general meeting is required by any applicable laws or our Articles of Association to be held; and

(iii) the variation of or revocation of such mandate by an ordinary resolution of our shareholders at a general meeting.

When our Company grants RSUs, the Board shall specify the conditions to vesting in relation to the RSUs granted to the Beneficiary. When a RSU vests, the Company will issue a Share for each RSU to the Beneficiary.

Grants under the Restricted Share Unit Scheme will not be made to Beneficiaries who are connected persons of our Company (as defined in the Listing Rules).

Any grant made under the Restricted Share Unit Scheme shall be made by a letter specifying the number of RSUs proposed to be granted and the applicable terms and conditions relating to the grant. Each Beneficiary is required to accept the offer and undertake to hold the RSUs on the terms and conditions of the grant. Shares will not be issued under the Restricted Share Unit Scheme until the applicable vesting conditions (if any) are satisfied.

The Shares to be issued pursuant to the grant of RSUs under the Restricted Share Unit Scheme to the Beneficiaries will form part of their remuneration (being a discretionary bonus satisfied in the form of Shares, subject to vesting conditions).

**(b) Conditions**

A grant under the Restricted Share Unit Scheme shall be personal to the Beneficiary and shall not be assignable or transferable by the Beneficiary provided that:

(i) during the Beneficiary's lifetime, the Beneficiary can transfer RSUs to his family members by gift or pursuant to a court order relating to the settlement of marital property rights; and

(ii) following the Beneficiary's death, RSUs may be transferred by will or by the laws of testacy and distribution.

Except as stated above, no Beneficiary shall in any way sell, transfer, charge, mortgage, encumber or create any interests in favor of any third party over or in relation to any RSU.

**(c) Cancellation**

An unvested RSU shall be cancelled automatically upon the earliest of:

(i) the date of the termination of Beneficiary's employment or service by our Company for cause;

(ii) the date on which the Beneficiary becomes an officer, director, employee, consultant, advisor, partner of, or a stockholder or other proprietor owning more than a 5% interest in, any competitor; and

(iii) the date on which the Beneficiary knowingly performs any act that may confer any competitive benefit or advantage upon any competitor.

The Board shall have the right to determine what constitutes cause, whether the Beneficiary's employment has been terminated for cause, the effective date of such termination and whether someone is a competitor, and such determination by the Board shall be final and conclusive.

If the Beneficiary terminates his employment or service prior to the vesting date of a RSU, such RSU shall be automatically cancelled on the date the Beneficiary terminates his employment of service.

Our Company shall have the right to repurchase the Shares that the Beneficiary has obtained as a result of the vesting of RSUs granted pursuant to the Restricted Share Unit Scheme at the trading price of the Shares on the date such RSUs were granted following the occurrence of one or more of the following events:

(a) the Beneficiary's employment is terminated by our Company for cause; or

(b) the Beneficiary either:

(i) becomes an officer, director, employee, consultant, adviser, partner of or stockholder or other proprietor owning more than 5% interest in any competitor; or

(ii) knowingly performs any act that may confer a competitive benefit or advantage upon any competitor,

at any time before or within 12 months after the Beneficiary's employment is terminated by our Company for any reason.

The Beneficiary shall not be entitled to sell, transfer or deal with the Shares underlying the RSUs granted pursuant to the Restricted Share Unit Scheme upon the occurrence of one or more of the above events. If the Beneficiary sells, transfers or deals with the Shares in breach of this obligation, the Beneficiary shall pay the Company the proceeds or consideration obtained as a result of such breach upon demand by the Company.

Pursuant to the listing approval issued by the Stock Exchange on November 5, 2007, the total number of Shares subject to the Share Option Scheme and the Restricted Share Unit Scheme must not, in aggregate, exceed 135,100,000 Shares, representing approximately 2.67% of the issued share capital of our Company as of the date of our listing on November 6, 2008.

For the year ended December 31, 2007, no share options were granted under the Share Option Scheme and no RSUs were granted under the Restricted Share Unit Scheme.

As at the Latest Practicable Date, share options in respect of a total of 6,000,500 underlying Shares and RSUs in respect of a total of 3,806,973 underlying Shares were granted under the Share Option Scheme and Restricted Share Unit Scheme respectively, and the issued share capital of the Company was 5,052,356,500 Shares.

Subject to passing of the ordinary resolution approving the RSU Scheme Mandate and on the basis that no further share options or RSUs will be granted or lapse and no other equity incentive plans were adopted prior to the AGM, the Directors will be granted the RSU Scheme Mandate to allot and issue 125,292,527 Shares, which also represent the total number of Shares that can be allotted and issued under both the Restricted Share Unit Scheme and Share Option Scheme. On the basis of our Company's issued share capital of 5,052,356,500 Shares, the exercise in full of the proposed RSU Scheme Mandate will result in 125,292,527 Shares being issued, representing approximately 2.48% of the Company's existing issued share capital or approximately 2.42% of the issued share capital of our Company as enlarged by such new issue.

Our Company expects that the costs attributable to the grant of any RSUs under the Restricted Share Unit Scheme will be accounted for by reference to the market value of such Shares at the time of grant. Our Company will give due consideration to any financial impact arising from the grant of RSUs under the Restricted Share Unit Scheme before exercising the RSU Scheme Mandate.

The fair value of the employee services received in exchange for the grant of RSUs is recognized as staff costs in the income statement with a corresponding increase in the share premium under equity of companies comprising our Group. The fair value of RSUs granted is measured at grant date based on the fair value of our Company's shares, taking into account the terms and conditions upon which the RSUs were granted, and amortized over the respective vesting period during which the employees become unconditionally entitled to the RSUs. At each balance sheet date, our Group revises its estimates of the number of RSUs that are expected to become vested. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period. On vesting date, the amount recognized as employee benefit expense is adjusted to reflect the actual number of RSUs that become vested.

## 6. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to our Group. The Directors collectively and individually accept full responsibility of the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

## 7. ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 18 to 20. At the AGM, relevant resolutions will be proposed to approve the granting of the Issue Mandates and the Repurchase Mandate, the re-election of Directors, the amendments to the Restricted Share Unit Scheme and the granting of RSU Scheme Mandate.

There is enclosed with this circular a proxy form for use at the AGM. Whether or not you intend to attend the AGM or any adjournment thereof, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish. In the event that a shareholder having lodged a proxy form attends the AGM, his proxy form will be deemed to have been revoked.

## 8. RIGHT TO DEMAND A POLL

Pursuant to the Articles of Association, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded or otherwise required under the Listing Rules. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and entitled to vote; or

(c) any member or members present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

## 9. DOCUMENT AVAILABLE FOR INSPECTION

A copy of the proposed revised Restricted Share Unit Scheme will be available for inspection at the place of business of our Company in Hong Kong during normal business hours of any business day from the date of this circular up to and including the date of the AGM.

## 10. RECOMMENDATION

The Directors consider that the granting of the Issue Mandates and the Repurchase Mandate, the re-election of Directors, the amendments to the Restricted Share Unit Scheme and the granting of RSU Scheme Mandate are in the best interests of our Company and our shareholders as a whole and so recommend our shareholders to vote in favor of the resolutions to be proposed at the AGM. No shareholder is required to abstain from voting in respect of any of the resolutions to be proposed at the AGM.

Yours faithfully
For and on behalf of the Board
**MA Yun, Jack**
*Chairman*

*This serves as an explanatory statement, as required to be sent to all shareholders under the Listing Rules, to provide the relevant information in connection with the Repurchase Mandate.*

## 1. EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the number of Shares in issue was 5,052,356,500.

Subject to the passing of the resolution in relation to the Repurchase Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the AGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 505,235,650 Shares (representing 10% of our issued share capital) during the period from the date of the passing of the ordinary resolution numbered 4(B) in the notice of annual general meeting set out on page 19 of this circular up to (i) the conclusion of the next annual general meeting of our Company; (ii) the expiration of the period within which the next annual general meeting of our Company is required by the Articles of Association or any applicable laws of the Cayman Islands to be held; or (iii) the revocation or variation of the Repurchase Mandate by ordinary resolution of our shareholders in general meeting, whichever occurs first.

## 2. REASONS FOR THE REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of our Company and our shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of our Company and/or its earnings per Share and will only be made when the Directors believe that such a repurchase will benefit our Company and our shareholders.

## 3. FUNDING OF REPURCHASES

In repurchasing Shares, our Company may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association, the Listing Rules and the applicable laws and regulations of the Cayman Islands. Our Company is empowered by our Articles of Association to repurchase its Shares. Under Cayman Islands law, the capital portion payable on repurchase by our Company may be paid out of our profits or out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase or, subject to the Cayman Islands Companies Law, out of capital and, in the case of any premium payable on a repurchase, such premium may be paid out of our profits or from sums standing to the credit of our share premium account or, subject to the Cayman Islands Companies Law, out of capital.

## 4. GENERAL

The exercise in full of the Repurchase Mandate at any time during the proposed repurchase period may have a material adverse impact on the working capital or gearing position of our Company (as compared with the position disclosed in the audited consolidated financial statements contained in our annual report of our Company for the financial year ended December 31, 2007). As such, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on our working capital requirement or gearing position which, in the opinion of the Directors, are from time to time appropriate for our Company.

## 5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum and Articles of Association and the applicable laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention, if the Repurchase Mandate is approved by our shareholders, to sell any Shares to our Company or our subsidiaries.

No connected person (as defined in the Listing Rules) of our Company has notified us that he has a present intention to sell Shares to our Company, nor has undertaken not to do so, in the event that the Repurchase Mandate is approved by our shareholders.

## 6. TAKEOVERS CODE

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of our Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert (as interpreted according to the Takeovers Code), depending on the level of the increase of the shareholder's interest, could obtain or consolidate control of our Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Directors and according to the register kept by our Company under Section 336 of Part XV of the SFO, Alibaba Group, by virtue of holding 4,079,377,500 Shares (representing approximately 80.74% of our issued share capital), was our controlling shareholder (as defined in the Listing Rules). In the event that the Repurchase Mandate were to be exercised in full, then (if the present shareholdings otherwise remained the same), the shareholding in our Company held by Alibaba Group would be increased to approximately 89.71% of our issued share capital and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code but would reduce the amount of Shares held by the public to less than 15% of the total issued share capital of our Company. The Directors have no intention to repurchase Shares to an extent which would result in the amount of Shares held by the public being reduced to less than 15%.

## 7. SHARE REPURCHASE MADE BY THE COMPANY

No purchase of Shares has been made by the Company in the six months prior to the Latest Practicable Date, whether on the Stock Exchange or otherwise.

## 8. SHARES PRICES

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

| | **Price per Share** | |
|---|---|---|
| | **Highest** *(HK$)* | **Lowest** *(HK$)* |
| **2007** | | |
| November (*Note*) | 40.50 | 27.00 |
| December | 41.80 | 25.90 |
| **2008** | | |
| January | 29.00 | 16.34 |
| February | 21.60 | 17.50 |
| March | 18.80 | 12.00 |
| April (up to the Latest Practicable Date) | 16.88 | 15.08 |

*Note*: Our Company was listed on the Main Board of the Stock Exchange on November 6, 2007.

*Details of the retiring Directors proposed to be re-elected at the AGM are set out as follows:*

**1. Ms. WU Wei, Maggie, Executive Director**

Aged 39, Ms. WU Wei, Maggie is an executive Director and our chief financial officer since July 2007. She is also a director of a number of our subsidiaries. Prior to joining our Company, Ms. Wu was an audit partner at KPMG's Beijing Office. In her 15 years with KPMG, Ms. Wu was the lead audit partner on audits for the initial public offerings and annual audits of several Chinese companies listed overseas and provided audit, accountancy and advisory services to many multinational corporations. She is a member of the Association of Chartered Certified Accountants (ACCA) and a member of the Chinese Institute of Certified Public Accountants. Ms. Wu holds a Bachelor's degree in Accounting from Capital University of Economics and Business. Save as disclosed above, Ms. Wu has not held any directorship in any public listed companies in the last three years.

Other than her directorship in our Company, Ms. Wu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of our Company. As of December 31, 2007 and the date hereof, Ms. Wu is deemed to have 9,650,000 Shares through interests of controlled corporations, representing approximately 0.19% of our issued share capital. Save as disclosed above, Ms. Wu does not have any interest in Shares or underlying Shares of our Company within the meaning of Part XV of the SFO.

Pursuant to her letter of appointment, Ms. Wu will serve as an executive Director for the period from October 12, 2007 to the close of the annual general meeting of our Company for the year ended December 31, 2007, and she shall then be subject to retirement by rotation and re-election at the annual general meeting in accordance with our Articles of Association, unless her appointment is terminated by three months' written notice served by either party on the other or in accordance with the relevant terms of the letter of appointment. Ms. Wu received director's emoluments (including director's fee, basic salary, allowances, discretionary bonus and share-based compensation) in the total sum of RMB6,141,816 for the year ended December 31, 2007, which was determined by reference to her skills, knowledge, responsibilities with and involvement in our Company, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Other than those disclosed above, there is no information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)–(v) of the Listing Rules.

**2. Ms. DAI Shan, Trudy, Executive Director**

Aged 31, Ms. DAI Shan, Trudy is an executive Director and senior vice president of business operations of our Company and is responsible for managing sales, customer service and marketing. Ms. Dai is one of the founders of Alibaba Group and has been involved in our operations since our inception. She has an intricate knowledge of our business, having held numerous management positions in our customer service, sales and user interface departments from 1999 to 2001. From 2002 to 2005, Ms. Dai served as senior sales director of China Trustpass in our China marketplace division, building up our China telephone sales teams now consisting of more than 800 personnel. She was eventually promoted to general manager of our Guangdong branch in 2005, in charge of both field and telephone sales, marketing and human resources in Guangdong Province. Ms. Dai holds a Bachelor's degree in Engineering from Hangzhou Institute of Electrical Engineering. Save as disclosed above, Ms. Dai has not held any directorship in any public listed companies in the last three years.

Other than her directorship in our Company, Ms. Dai does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of our Company. As of December 31, 2007 and the date hereof, Ms. Dai holds 600,000 Shares as beneficial owner, has a family interest of 600,000 Shares and 3,400,000 Shares through interests of controlled corporations, which altogether represent approximately 0.09% of our issued share capital. Save as disclosed above, Ms. Dai does not have any interest in Shares or underlying Shares of our Company within the meaning of Part XV of the SFO.

Pursuant to her letter of appointment, Ms. Dai will serve as an executive Director for the period from October 12, 2007 to the close of the annual general meeting of our Company for the year ended December 31, 2007, and she shall then be subject to retirement by rotation and re-election at the annual general meeting in accordance with our Articles of Association, unless her appointment is terminated by three months' written notice served by either party on the other or in accordance with the relevant terms of the letter of appointment. Ms. Dai received director's emoluments (including director's fee, basic salary, allowances, discretionary bonus and share-based compensation) in the total sum of RMB2,638,990 for the year ended December 31, 2007, which was determined by reference to her skills, knowledge, responsibilities with and involvement in our Company, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Other than those disclosed above, there is no information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)–(v) of the Listing Rules.

**3. Mr. XIE Shi Huang, Simon, Executive Director**

Aged 37, Mr. XIE Shi Huang, Simon is an executive Director and senior investment director of our Company. Prior to his current position, Mr. Xie has served as head of the product development department for our international marketplace division. Mr. Xie is one of the founders of Alibaba Group and has held numerous management positions in the operations of the B2B marketplaces since 1999, including director of business development from 2000 to 2002, director of operations and development for our international marketplace division from 2002 to 2004 and was the senior director in the same division from 2004 to 2006. Before joining Alibaba Group, Mr. Xie worked with our chairman, Jack Ma, at an information technology company established by China International Electronic Commerce Center, a department of Ministry of Foreign Trade and Economic Cooperation, as financial controller. Mr. Xie holds a Bachelor's degree in Engineering from Shenyang University of Technology. Save as disclosed above, Mr. Xie has not held any directorship in any public listed companies in the last three years.

Other than his directorship in our Company, Mr. Xie does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of our Company. As of December 31, 2007 and the date hereof, Mr. Xie holds 600,000 Shares as beneficial owner and has 3,500,000 Shares through interests of controlled corporation, which altogether represent approximately 0.08% of our issued share capital. Save as disclosed above, Mr. Xie does not have any interest in Shares or underlying Shares of our Company within the meaning of Part XV of the SFO.

Pursuant to his letter of appointment, Mr. Xie will serve as an executive Director for the period from October 12, 2007 to the close of the annual general meeting of our Company for the year ended December 31, 2007, and he shall then be subject to retirement by rotation and re-election at the annual general meeting in accordance with our Articles of Association, unless his appointment is terminated by three months' written notice served by either party on the other or in accordance with the relevant terms of the letter of appointment. Mr. Xie received director's emoluments (including director's fee, basic salary, allowances, discretionary bonus and share- based compensation) in the total sum of RMB1,290,790 for the year ended December, 31 2007, which was determined by reference to his skills, knowledge, responsibilities with and involvement in our Company, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Other than those disclosed above, there is no information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)–(v) of the Listing Rules.

**4. Mr. TSUEI, Andrew Tien Yuan, Non-executive Director**

Aged 47, Mr. Tsuei, Andrew Tien Yuan is a non-executive Director. Mr. Tsuei was also a non-executive director of Taobao Holding Limited, a subsidiary of Alibaba Group. He was formerly senior vice-president of Wal-Mart Stores, Inc. From 2001 to 2007, he was managing director of Wal-Mart's Global Procurement Division, where he oversaw the global procurement operations of Wal-Mart, which has a presence in over 30 countries. In 2004, Wal-Mart awarded him the Sam M. Walton Hero Award for his accomplishments. Mr. Tsuei has more than 20 years of management experience working across a wide range of industries, including procurement, manufacturing, store retailing and direct marketing. Throughout his career, Mr. Tsuei has held several executive positions, including chairman and chief executive officer of Mecox Lane International Mailorder Co. Ltd. (one of China's first direct marketing businesses with online presence) and chief operating officer of China Everbright Holdings Ltd. Save as disclosed above, Mr. Tsuei has not held any directorship in any public listed companies in the last three years.

Other than his directorship in our Company and Taobao Holding Limited, Mr. Tsuei does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of our Company. As of December 31, 2007 and the date hereof, Mr. Tsuei holds 940,000 Shares as beneficial owner, representing approximately 0.02% of our issued share capital. Save as disclosed above, Mr. Tsuei does not have any interest in shares or underlying Shares of our Company within the meaning of Part XV of the SFO.

Pursuant to his letter of appointment with our Company, Mr. Tsuei will serve as a non-executive Director for a term from October 12, 2007 to the close of the annual general meeting of our Company for the year ended December 31, 2007, and he shall then be subject to retirement by rotation and re-election at the annual general meeting in accordance with our Articles of Association, unless his appointment is terminated by three months' written notice served by either party on the other or in accordance with the relevant terms of letter of appointment. Mr. Tsuei received director's emoluments (including director's fee and share-based compensation) in the total sum of RMB1,111,000 for the year ended December 31, 2007, which was determined by reference to his responsibilities with and involvement in our Company, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Other than those disclosed above, there is no information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)–(v) of the Listing Rules.

**5. Mr. KWAUK Teh Ming, Walter, Independent Non-executive Director**

Aged 55, Mr. KWAUK Teh Ming, Walter is an independent non-executive Director. Mr. Kwauk is currently a vice president of Motorola and its director of Corporate Strategic Finance and Tax, Asia Pacific. He joined Motorola in January 2003 after 25 years of professional services with KPMG in Vancouver, Hong Kong, Beijing and Shanghai. Between 1987 and 2002, Mr. Kwauk held a number of senior positions in KPMG, including general manager of KPMG's joint accounting firm, managing partner in KPMG's Shanghai office and partner in KPMG's Hong Kong office. He is a member of the Canadian Institute of Chartered Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk holds a Bachelor's degree of Science and a Licentiate in Accounting from the University of British Columbia. Save as disclosed above, Mr. Kwauk has not held any directorship in any public listed companies in the last three years.

Other than his directorship in our Company, Mr. Kwauk does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of our Company. As of December 31, 2007 and the date hereof, Mr. Kwauk holds 100,000 Shares as beneficial owner. Save as disclosed above, Mr. Kwauk does not have any interest in Shares or underlying Shares of our Company within the meaning of Part XV of the SFO.

Pursuant to his letter of appointment, Mr. Kwauk will serve as an non-executive Director for a term from October 12, 2007 to the close of the annual general meeting of our Company for the year ended December 31, 2007 and he shall then be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association of our Company, unless his appointment is terminated by three months' written notice served by either party on the other or in accordance with the relevant terms of the letter of appointment. Mr. Kwauk received director's emoluments (including director's fee and share-based compensation) in the total sum of RMB1,132,000 for the year ended December 31, 2007, which was determined by reference to his responsibilities with and involvement in our Company, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Other than those disclosed above, there is no information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h)–(v) of the Listing Rules.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with the re-election of the above Directors.

The proposed amendments to the Restricted Share Unit Scheme are set out below. For ease of reference, the text of the existing provisions of the Restricted Share Unit Scheme for which amendments have been proposed are also reproduced.

## Paragraph 1 – DEFINITION

*Existing definition of "Participant"*

"*Participant* means any Employee or Consultant of the Company or any of its subsidiaries;"

*Proposed amendment to existing definition of "Participant"*

**"*Participant* means (a) any Employee; or (b) any Consultant or advisor to the Group; or (c) any third party supplier or provider of goods and/or services to any member of the Group; or (d) any customer of the Group; or (e) any third party that promotes the sales and marketing of the goods or services of, or provides any promotional support to, the Group; or (f) any other third party group or class of persons or entities from time to time determined by the Directors as having contributed or may contribute by way of joint venture or co-operation to the development and growth of the Group;"**

## Paragraph 2 – INTRODUCTION

*Existing paragraph 2.1*

"2.1 The purposes of this Scheme are to attract and retain the best available personnel by providing incentives to Employees and Consultants and to promote the success of the Company's business."

*Proposed amendment to existing paragraph 2.1*

**"2.1 The purposes of this Scheme are to attract and retain the best available personnel by providing incentives to Employees and Consultants, and to reward and provide incentives to such other persons or entities who, in the opinion of the Board, may contribute to the business, growth and success of the Group."**

## Paragraph 7 – CANCELLATION

*Existing paragraph 7.4*

"7.4 The Company shall have the right to repurchase the Shares that the Grantee has obtained as a result of the vesting of RSUs granted pursuant to this Scheme at the trading price of the Shares on the date the RSUs were granted following the occurrence of one or more of the following events:

(a) the Grantee's employment is terminated by the Company or any of its subsidiaries for Cause; or

(b) the Grantee either:

(i) becomes an officer, director, employee, consultant, adviser, partner of or stockholder or other proprietor owning more than 5% interest in any Competitor; or

(ii) knowingly performs any act that may confer a competitive benefit or advantage upon any Competitor,

at any time before or within 12 months after the Grantee's employment is terminated by the Company or any of its subsidiaries for any reason."

*Proposed amendment to existing paragraph 7.4*

"7.4 The Company shall have the right to repurchase the Shares that the Grantee has obtained as a result of the vesting of RSUs granted pursuant to this Scheme at the par value of the Shares following the occurrence of one or more of the following events:

(a) the Grantee's employment is terminated by the Company or any of its subsidiaries for Cause; or

(b) the Grantee either:

(i) becomes an officer, director, employee, consultant, adviser, partner of or stockholder or other proprietor owning more than 5% interest in any Competitor; or

(ii) knowingly performs any act that may confer a competitive benefit or advantage upon any Competitor,

at any time before or within 12 months after the Grantee's employment is terminated by the Company or any of its subsidiaries for any reason."

*Proposed amendment to include a new paragraph 7.7*

"7.7 The provisions in paragraph 7 shall not apply to Grantees who are not Employees or Consultants."

Alibaba.com
阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*
(Stock code: 1688)

**NOTICE IS HEREBY GIVEN** that the annual general meeting of Alibaba.com Limited (the "Company") will be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, May 5, 2008 at 11:00 a.m. for the following purposes:

1. To consider and adopt the audited financial statements together with the directors' report and the independent auditor's report for the year ended December 31, 2007.

2. To re-elect directors and to authorise the board of directors to fix the directors' remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass (with or without modification) the following resolutions as ordinary resolutions of the Company:

**(A) "THAT:**

(a) subject to sub-paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraphs (a) and (b) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 10% of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares in the share capital of the Company or an offer or issue of warrants or options or similar instruments to subscribe for shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company)."

**(B)** "**THAT:**

(a) subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission of Hong Kong, the Stock Exchange or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in sub-paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" shall have the same meaning as ascribed to it under sub-paragraph (d) of resolution numbered 4(A) set out in the notice convening this meeting."

**(C)** "**THAT** conditional upon resolutions numbered 4(A) and 4(B) set out in the notice convening this meeting being passed, the aggregate nominal amount of the number of shares which are repurchased by the Company after the date of the passing of this resolution (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4(A) set out in the notice convening this meeting."

(D) "**THAT** the proposed amendments to the restricted share unit scheme adopted by the resolution of the then sole shareholder of the Company and the resolution of the board of directors of the Company, both on October 12, 2007 ("Restricted Share Unit Scheme") as set out in Appendix III to the circular to the shareholders of the Company dated April 10, 2008, a copy of which has been produced to this meeting marked "A" and signed by the Chairman of this Meeting for the purpose of identification, be and are hereby approved and adopted with effect from the close of this meeting, and the board of directors of the Company be and is hereby authorized to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the amendments and the Restricted Share Unit Scheme as amended."

(E) "**THAT:**

(a) subject to sub-paragraph (b) of this resolution, the exercise by the directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares to be issued under the restricted share unit scheme approved and adopted by the then sole shareholder of the Company and the board of directors of the Company, both on October 12, 2007 be and is hereby approved;

(b) the aggregate nominal amount of additional shares allotted, issued or dealt with, by the directors pursuant to the approval in sub-paragraph (a) of this resolution shall not exceed 125,292,527 shares of the Company, representing approximately 2.48% of the total issued share capital of the Company in issue on the date of the passing of this resolution; and

(c) for the purposes of this resolution, "Relevant Period" shall have the same meaning as assigned to it under resolution numbered 4(A)(d) set out in the notice convening this meeting."

5. To transact any other ordinary business of the Company.

By Order of the Board
**Wong Lai Kin, Elsa**
*Company Secretary*

Hong Kong, April 10, 2008

*Notes:*

1. A member entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude any member from attending and voting in person at the meeting or any adjourned meeting should he/she so wishes.

3. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

(D)「動議批准及採納本公司於二零零七年十月十二日由當時唯一股東通過之決議案及董事會通過之決議案所採納之受限制股份單位計劃(「受限制股份單位計劃」)條款之建議修訂，該等修訂自本大會結束起生效。有關修訂載於本公司於二零零八年四月十日刊發致本公司股東之通函附錄三(註有「A」字樣之副本已提交大會並經大會主席簽署以資識別)，並授權本公司董事會作出一切可能需要或適當之行動及訂立一切交易及安排，使有關修改及經修訂之受限制股份單位計劃可以實行及全面生效。」

(E)「動議

(a) 在本決議案(b)分段的規限下，批准授權董事於有關期間(定義見下文)內行使本公司的一切權力，以配發、發行及處置本公司於二零零七年十月十二日由當時唯一股東通過之決議案及董事會通過之決議案批准及採納的受限制股份單位計劃(不時修訂者為準)下將發行之本公司股份；

(b) 董事根據以上本決議案(a)分段的批准所配發、發行或處置的本公司股份不得超過125,292,527股，約相等於通過本決議案之日本公司已發行股份總數之2.48%；及

(c) 就本決議案而言，「有關期間」具有召開本大會的通告所載第4(A)(d)項決議案所賦予的涵義。」

5. 討論任何其他一般事項。

承董事會命
*公司秘書*
**黃麗堅**

香港，二零零八年四月十日

*附註：*

1. 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席大會，並在投票表決時代其投票。受委派代表毋須為本公司股東。

2. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權文件之認證副本，最遲須於大會或其續會指定舉行時間48小時前交回本公司香港股份登記及過戶分處－香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上投票。

3. 如屬聯名登記股份持有人，將接納當中享投票優先權者(不論親身或委派代表)就該等股份之投票，而其餘聯名登記股份持有人之投票則不獲計算。聯名登記股份持有人之投票優先權將以本公司股東登記名冊排名先後次序決定。

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 按照本公司章程細則或開曼群島任何適用之法例規定，本公司下屆股東週年大會須予舉行之期限屆滿之日；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或修訂載於本決議案之授權之日。

「配售新股」乃指本公司董事於指定期間內，向在指定記錄日期名列股東名冊上之本公司股份持有人或任何類別股份持有人，按其於該日期當時持有股份或類別股份之比例授予本公司股本中股份或授予或發行認購權證、購股權或其他附權利可認購本公司股本中股份之類似文據之建議(惟本公司董事有權就零碎配額，或考慮及根據任何適用於本公司任何司法管轄區，或任何適用於本公司之認可監管機構或任何證券交易所之法例或規定下之任何限制或責任，或可能涉及決定任何該等限制或責任的存在或情況之費用或延誤，取消若干股東在此方面之權利或作出其他董事認為必須或適當之安排。)」

**(B)** 「**動議**：

(a) 依據本決議案(b)分段所載，一般及無條件批准本公司董事於有關期間內按照香港證券及期貨事務監察委員會、香港聯合交易所有限公司(「聯交所」)或任何其他證券交易所不時修訂之規則及規例及所有有關之適用法例，行使本公司一切權力，於聯交所，或本公司之股份可能上市及經香港證券及期貨事務監察委員會及聯交所認可作此用途之任何其他證券交易所，以購回本公司股本中之股份；

(b) 依照本決議案(a)分段之批准，可購回股份之面值總額不得超過於通過本決議案當日，本公司已發行股本面值總額10%，而以上之批准亦須受此限制；及

(c) 就本決議案而言，中「有關期間」之意義與召開此股東週年大會通告中第4(A)項決議案(d)分段所指者相同。」

**(C)** 「**動議**待列於召開本大會通告中第4(A)及4(B)項決議案獲得通過後，本公司於本決議案通過當日後購回之股份數目面值總額(最多以本決議案通過當日，本公司已發行股本面值總10%為上限)，將會加於本公司董事依據召開本大會通告所載之第4(A)項決議案而配發或有條件或無條件同意配發之股本面值總額之上。」

ALIBABA.COM LIMITED

阿里巴巴網絡有限公司

*(於開曼群島註冊成立之有限公司)*

(股份代號：1688)

**茲通告** Alibaba.com Limited(阿里巴巴網絡有限公司)(「本公司」)謹訂於二零零八年五月五日(星期一)上午十一時假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳舉行股東週年大會，藉以考慮下列事項：

1. 省覽及採納截至二零零七年十二月三十一日止年度之經審核財務報表及董事報告書與獨立核數師報告。

2. 重選董事及授權董事會釐定董事酬金。

3. 重新委聘核數師及授權董事會釐定其酬金。

4. 作為特別事項，以考慮並酌情通過以下決議案(不論經修訂與否)為普通決議案：

**(A)** 「**動議**：

(a) 依據本決議案(c)分段所載，並按照香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本中之額外股份或可轉換為該等股份之證券或可認購本公司任何股份之購股權、認股權證或類似權力及作出或授予須行使該等權力之售股建議、協議及購股權；

(b) 本決議案(a)分段之批准將授權本公司董事於有關期間內作出或授予於可能須於有關期間結束後行使該等權力之售股建議、協議及購股權(包括認股權、債券及可換取本公司股份之債券)；

(c) 依照本決議案(a)及(b)分段之批准，本公司董事所配發或同意有條件或無條件配發(不論是否依據購股權或其他原因而配發者)之股本面值總額(依據(i)配售新股(按下文之定義)，或(ii)根據本公司發行之任何認股權證或任何可轉換為本公司股份之證券之條款行使認購或轉換權力，或(iii)任何現時採納之購股權計劃或類似安排，向本公司及／或其任何附屬公司之行政人員及／或職員授予或發行股份或購買本公司股份之權力，或(iv)任何按照本公司組織章程細則以配發股份代替本公司全部或部份股息之以股代息或其他類似安排者除外)，須不得超過於本決議案通過當日，本公司已發行股本10%，而以上之批准亦須受此限制；及

*就原條文第7.4段之建議修改*：

「第7.4段　本公司有權於以下一或多項事件發生時以股份之面值向承授人回購根據受限制股份單位計劃而授予其之受限制股份單位獲得歸屬之股份：

(a) 本公司或任何其附屬公司因故終止聘用承授人；或

(b) 本公司因任何理由終止僱用承授人之前或之後十二個月內任何時間，承授人：

(i) 成為本公司任何競爭對手的主管、董事、僱員、顧問、諮詢人、合營夥伴或擁有該競爭對手百份之五或以上權益之股權持有人或其他擁有人的日期；或

(ii) 刻意作出任何行動以賦予任何競爭對手具競爭力的利益或好處的日期。」

*增加新一段條文第7.7段之建議*：

「第7.7段　第7段之條文不適用於非僱員或非顧問之承授人。」

建議就受限制股份單位計劃所作出之修改載列如下。為方便參閱起見，擬建議修改受限制股份單位計劃現時之條文已予以覆述。

第一段 — 定義

*原條文「參與者」之定義*：

「參與者　指　本公司及其附屬公司之僱員及顧問；」

*就原條文「參與者」之定義之建議修改*：

**「參與者　指　(a)任何僱員；或(b)任何集團之顧問或諮詢人；或(c)任何向本集團成員提供貨品及╱或服務之第三方供應商；或(d)本集團之任何顧客；或(e)為本集團促進貨品或服務之銷售及市場推廣，或提供展銷輔助之第三方；或(f)由董事不時決定，透過合營或合作方式對本集團之發展及增長作出或可能作出貢獻之第三方團體或人仕或企業；」**

第二段 — 緒言

*原條文第2.1段*：

「第2.1段　本計劃旨在向僱員及顧問提供獎勵，以吸引及保留最優秀及可用人員，推動本公司業務的成功。」

*就原條文第2.1段之建議修改*：

**「第2.1段　本計劃旨在向僱員及顧問提供獎勵，以吸引及保留最優秀及可用人員；與及向董事認為可對本集團之業務增長及成功作出貢獻的其他人仕或單位╱企業提供報酬及獎勵。」**

第七段 — 取消

*原條文第7.4段*：

「第7.4段　本公司有權於以下一或多項事件發生時以授出受限制股份單位之日股份之市價向承授人回購根據受限制股份單位計劃而授予其之受限制股份單位獲得歸屬之股份：

(a) 本公司或任何其附屬公司因故終止聘用承授人；或

(b) 本公司因任何理由終止僱用承授人之前或之後十二個月內任何時間，承授人：

(i) 成為本公司任何競爭對手的主管、董事、僱員、顧問、諮詢人、合營夥伴或擁有該競爭對手百份之五或以上權益之股權持有人或其他擁有人的日期；或

(ii) 刻意作出任何行動賦予任何競爭對手具競爭力的利益或好處的日期。」

根據郭先生之委任函，除非訂立委任函一方向另一方事先發出三(3)個月書面通知或按委任函的相關條款而終止郭先生之委任，否則郭先生將出任本公司之獨立非執行董事，任期由二零零七年十月十二日起至二零零七年十二月三十一日止年度的股東週年大會完結時終止，彼並須按本公司組織章程細則輪值告退及再膺選連任。截至二零零七年十二月三十一日止年度，郭先生所收取之董事酬金(包括董事袍金及以股份形式支付之薪酬)合共人民幣1,132,000元，該董事酬金乃參考郭先生於本公司之職責及參與度，並經考慮相關行業之上市公司董事市場薪酬及現行市場情況而釐訂。

除上文所披露者外，並無資料須根據上市規則第13.51(2)(h)–(v)條任何規定而作出披露。

除上文所披露者外，並無其他有關上述董事膺選連任之事項需要本公司股東垂注。

### 4. 崔仁輔先生，非執行董事

崔仁輔先生，四十七歲，為本公司非執行董事。崔先生亦出任淘寶控股有限公司(該公司為阿里巴巴集團的附屬公司)之非執行董事。崔先生曾任美國沃爾瑪百貨集團全球高級副總裁。自二零零一年至二零零七年，崔先生出任沃爾瑪全球採購總裁，負責監督沃爾瑪30多個國家的全球採購業務。於二零零四年，沃爾瑪向崔仁輔先生頒授，薩姆 — 沃爾頓英雄獎以表揚其貢獻。崔先生擁有20多年跨多個行業(包括採購、製造、商店零售及直銷)的管理經驗。在崔先生的職業生涯中，曾擔任多個行政管理職務，包括 Mecox Lane International Mailorder Co. Ltd(中國首批在網上從事在線直銷業務的公司之一)的董事長及首席執行官，以及中國光大控股有限公司執行總經理。除上文所披露者外，崔先生於過去三年並無出任任何其他上市公眾公司之董事職務。

除出任本公司及淘寶控股有限公司之董事外，崔先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。截至二零零七年十二月三十一日及確認本資料日期為止，崔先生以實益人身份擁有940,000股本公司股份(佔本公司之已發行股本約0.02%)之權益。除上文所披露者外，根據證券及期貨條例第XV部定義，崔先生概無擁有本公司股份及相關股份的權益。

根據崔先生之委任函，除非訂立委任函一方向另一方事先發出三(3)個月書面通知或按委任函的相關條款而終止崔先生之委任，否則崔先生將出任本公司之非執行董事，任期由二零零七年十月十二日起至二零零七年十二月三十一日止年度的股東週年大會完結時終止，彼並須按本公司組織章程細則輪值告退及再膺選連任。截至二零零七年十二月三十一日止年度，崔先生所收取之董事酬金(包括董事袍金及以股份形式支付之薪酬)合共為人民幣1,111,000元，該董事酬金乃參考崔先生於本公司之職責及參與度，並經考慮相關行業之上市公司董事市場薪酬及現行市場情況而釐訂。

除上文所披露者外，並無資料須根據上市規則第13.51(2)(h)-(v)條任何規定而作出披露。

### 5. 郭德明先生，獨立非執行董事

郭德明先生，五十五歲，為本公司獨立非執行董事。郭先生現為摩托羅拉副總裁，兼亞太區企業財務策略及稅務總監。郭先生於溫哥華、香港、北京及上海畢馬威會計師事務所提供專業服務達25年，其後於二零零三年一月加入摩托羅拉公司。於一九八七至二零零二年期間，郭先生於畢馬威會計師事務所先後擔任多個高級管理職位，包括畢馬威會計師事務所的合作會計師事務所總經理、上海及北京畢馬威會計師事務所管理合夥人及香港畢馬威會計師事務所合夥人。郭先生為加拿大會計師公會及香港會計師公會會員，持有 University of British Columbia 理學學士學位及會計學位。除上文所披露者外，郭先生於過去三年並無出任任何其他上市公眾公司之董事職務。

除出任本公司之董事外，郭先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。截至二零零七年十二月三十一日及確認本資料日期為止，郭先生以實益人身份擁有100,000股本公司股份。除上文所披露者外，根據證券及期貨條例第XV部定義，郭先生概無擁有本公司股份及相關股份的權益。

根據戴女士之委任函，除非訂立委任函一方向另一方事先發出三(3)個月書面通知或按委任函的相關條款而終止戴女士之委任，否則戴女士將出任本公司之執行董事，任期由二零零七年十月十二日起至二零零七年十二月三十一日止年度的股東週年大會完結時終止，彼並須按本公司組織章程細則輪值告退及再膺選連任。截至二零零七年十二月三十一日止年度，戴女士所收取之董事酬金(包括董事袍金、基本薪金、津貼、酌定的花紅及以股份形式支付之薪酬)合共為人民幣2,638,990元，酬金乃參考戴女士個人之技能、知識、於本公司之職責及參與度，並經考慮相關行業之上市公司董事市場薪酬及現行市場情況而釐訂。

除上文所披露者外，並無資料須根據上市規則第13.51(2)(h)–(v)條任何規定而作出披露。

### 3. 謝世煌先生，執行董事

謝世煌先生，三十七歲，為本公司執行董事兼資深投資總監。出任現時職位前，謝先生一直出任本公司國際交易市場部的產品發展部總監。謝先生為阿里巴巴集團的創辦人之一，自一九九九年起擔任B2B業務部運營的多個管理層職位，包括於二零零零年至二零零二年出任業務發展總監，於二零零二年至二零零四年出任國際交易市場部運營發展總監及於二零零四年至二零零六年出任同一部門資深總監。加入阿里巴巴集團前，謝先生與董事會主席馬雲一同於中國對外經濟貿易合作部下屬中國國際電子商務中心成立的信息技術公司工作，出任財務總監。謝先生持有瀋陽工業大學工程學學士學位。除上文所披露者外，謝先生於過去三年並無出任任何其他上市公眾公司之董事職務。

除出任本公司之董事外，謝先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。截至二零零七年十二月三十一日及確認本資料日期為止，謝先生以實益人身份擁有600,000 股本公司股份及通過受控制公司擁有3,500,000股股份(共佔本公司之發行股本約0.08%)。除上文所披露者外，根據證券及期貨條例第XV部定義，謝先生概無擁有本公司股份及相關股份的權益。

根據謝先生之委任函，除非訂立委任函一方向另一方事先發出三(3)個月書面通知或按委任函的相關條款而終止謝先生之委任，否則謝先生將出任本公司之執行董事，任期由二零零七年十月十二日起至二零零七年十二月三十一日止年度的股東週年大會完結時終止，彼並須按本公司組織章程細則輪值告退及再膺選連任。截至二零零七年十二月三十一日止年度，謝先生所收取之董事酬金(包括董事袍金、基本薪金、津貼、酌定的花紅及以股份形式支付之薪酬)合共為人民幣1,290,790元，酬金乃參考謝先生個人之技能、知識、於本公司之職責及參與度，並經考慮相關行業之上市公司董事市場薪酬及現行市場情況而釐訂。

除上文所披露者外，並無資料須根據上市規則第13.51(2)(h)–(v)條任何規定而作出披露。

*將於股東週年大會上膺選連任董事之資料如下：*

## 1. 武衛女士，執行董事

武衛女士，三十九歲，自二零零七年七月起出任為本公司執行董事兼首席財務官。彼亦為本公司若干附屬公司的董事。加盟本公司前，武女士為畢馬威華振會計師事務所的審計合夥人。在畢馬威華振會計師事務所工作的15年間，武女士作為審計合夥人，參與領導了多間海外上市之中國公司首次公開發售審計及年度審計，並向多間跨國企業提供審計、會計及諮詢服務。武女士是特許公認會計師公會會員及中國註冊會計師協會會員，持有首都經濟貿易大學會計學學士學位。除上文所披露者外，武女士於過去三年並無出任任何其他上市公眾公司之董事職務。

除因出任本公司之董事外，武女士與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。截至二零零七年十二月三十一日及確認本資料日期為止，武女士通過受控制公司被視為擁有9,650,000股本公司股份(佔本公司之已發行股本約0.19%)。除上文所披露者外，根據證券及期貨條例第XV部定義，武女士概無擁有本公司股份及相關股份的權益。

根據武女士之委任函，除非訂立委任函一方向另一方事先發出三(3)個月書面通知或按委任函的相關條款而終止武女士之委任，否則武女士將出任本公司之執行董事，任期由二零零七年十月十二日起至二零零七年十二月三十一日止年度的股東週年大會完結時終止，彼並須按本公司組織章程細則輪值告退及再膺選連任。截至二零零七年十二月三十一日止年度，武女士所收取之董事酬金(包括董事袍金、基本薪金、津貼、酌定的花紅及以股份形式支付之薪酬)合共為人民幣6,141,816元，酬金乃參考武女士個人之技能、知識、於本公司之職責及參與度，並經考慮相關行業之上市公司董事市場薪酬及現行市場情況而釐訂。

除上文所披露者外，並無資料須根據上市規則第13.51(2)(h)–(v)條任何規定而作出披露。

## 2. 戴珊女士，執行董事

戴珊女士，三十一歲，為本公司執行董事兼高級業務營運副總裁，負責本公司銷售、客戶服務及市場推廣服務。戴女士為阿里巴巴集團創辦人之一，自成立以來一直參與本公司的運營，曾於一九九九年至二零零一年出任本公司客戶服務、銷售及用戶體驗設計等部門的多個管理運營職位，熟悉本公司業務運作。於二零零二年至二零零五年，戴女士出任本公司中國交易市場業務部中國誠信通資深銷售總監，建立本公司的中國電話銷售團隊。該團隊目前共有800多名電話銷售人員。戴女士其後於二零零五年晉升為本公司廣東分公司總經理，負責廣東省的直銷及電話銷售、市場推廣及人力資源。戴女士擁有杭州電子工業學院工程學學士學位。除上文所披露者外，戴女士於過去三年並無出任任何其他上市公眾公司之董事職務。

除因出任本公司之董事外，戴女士與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。截至二零零七年年十二月三十一日及確認本資料日期為止，戴女士以實益人身份擁有600,000 股本公司股份，以家族身份擁有600,000股股份及通過受控制公司擁有3,400,000股股份(共佔本公司之發行股本約0.09%)。除上文所披露者外，根據證券及期貨條例第XV部定義，戴女士概無擁有本公司股份及相關股份的權益。

## 6. 收購守則

倘購回股份後導致某位股東持有本公司之投票權比例增加，則就收購守則第32條而言，該項權益增加將會被視為一項收購。因此，一名股東或一群行動一致之股東(按收購守則所賦予的釋義)將可能(視乎有關股東權益所增加之幅度而定)取得或鞏固其於本公司之控制權，並須根據收購守則第26條之規定，作出強制性收購建議。

於最後實際可行日期，就董事所知及所信及根據證券及期貨條例第XV部第336節由本公司置存之名冊，阿里巴巴集團被視為持有本公司4,079,377,500股股份之權益，相等於本公司已發行股本約80.74%，而阿里巴巴集團亦為本公司之主要股東。倘董事全面行使建議授予購回授權，則(在現時之持股量維持不變之情況下)阿里巴巴集團所持有本公司之股權將增至佔本公司已發行股本約89.71%，而此項股權增加將不會導致須根據收購守則第26條承擔提出強制性收購建議之責任，但將導致公眾人士所持股份數量減至少於本公司已發行股本總額之15%。董事並無意於可能導致公眾人士所持股份數量減至少於15%之情況下購回股份。

## 7. 本公司進行之購回股份行動

本公司於最後實際可行日期之前六個月內並無購回股份(不論在聯交所或其他證券交易所)。

## 8. 股份價格

於最後實際可行日期前十二個月內，股份每月在聯交所買賣錄得之最高及最低成交價如下：

| | 每股股份成交價 | |
|---|---|---|
| | **最高** | **最低** |
| | *(港元)* | *(港元)* |
| **二零零七年** | | |
| 十一月*(附註)* | 40.50 | 27.00 |
| 十二月 | 41.80 | 25.90 |
| **二零零八年** | | |
| 一月 | 29.00 | 16.34 |
| 二月 | 21.60 | 17.50 |
| 三月 | 18.80 | 12.00 |
| 四月(截至最後實際可行日期) | 16.88 | 15.08 |

*附註*：本公司於二零零七年十一月六日於聯交所主板上市。

*此乃按照上市規則所規定致全體股東之說明函件，藉以提供有關購回授權之所有資料。*

## 1. 購回授權之行使

於最後實際可行日期，已發行股份數目為5,052,356,500股。

倘有關購回授權之決議案獲通過，而於股東週年大會舉行前本公司再無發行或購回任何股份，根據購回授權，本公司可於載於本通函第19頁之股東週年大會通告內所列第4(B)項普通決議案通過當日至(i)本公司下屆股東週年大會結束之日；(ii)按照章程細則或開曼群島任何適用之法例規定，本公司下屆股東週年大會須予舉行之期限屆滿之日；(iii)股東在股東大會上以普通決議案撤銷或修訂購回授權之日，三者中最早發生日期為止之期間內購回最多達505,235,650股股份(佔本公司已發行股本10%)。

## 2. 購回股份之理由

董事相信購回授權乃符合本公司及其股東之最佳利益。該等購回或會提高本公司資產淨值及／或每股盈利(惟須視乎當時之市況及融資安排而定)，同時董事只會在相信購回對本公司及其股東有利之情況下方會進行。

## 3. 購回股份之資金

於購回股份時，本公司只可根據其章程大綱及章程細則、上市規則，以及開曼群島適用之法例及規例，動用可合法作此用途之資金。本公司之章程細則授權本公司可購回其股份。根據開曼群島法例，本公司可以本公司之溢利或就購回而發行新股之所得款項，或根據開曼群島公司法，以股本支付購回股份之股本部份。倘於購回時有任何應付之溢價，則該溢價可由本公司之溢利或本公司股份溢價賬之進賬款項中撥付，或根據開曼群島公司法，以股本支付。

## 4. 一般事項

倘購回授權於建議購回期間任何時間內獲全面行使，將可能會對本公司之營運資金或資本負債水平造成重大不利影響(與本公司截至二零零七年十二月三十一日止財政年度之年報內公佈之經審核綜合財務報表所披露之狀況比較)。故此，倘董事認為行使購回授權會對他們所認為本公司不時適用之營運資金需求或負債水平造成重大不利影響，則不擬行使購回授權。

## 5. 承擔

董事已向聯交所承諾，彼等將在適用之情況下，按照上市規則、章程大綱及章程細則，以及開曼群島適用之法例，行使購回授權。

董事或(在彼等作出一切合理查詢後所知)彼等之聯繫人士(定義見上市規則)目前概無意於購回授權獲股東批准後向本公司或其附屬公司出售任何股份。

本公司之關連人士(定義見上市規則)概無知會本公司，謂彼等目前有意於購回授權獲股東批准後向本公司出售股份或承諾不會作如此打算。

## 9. 備查文件

建議修訂之受限制股份單位計劃之副本於本通函日期起至股東週年大會日期(該日包括在內)止任何營業日之正常辦公時間內，於本公司之香港營業地點可供查閱。

## 10. 推薦意見

董事認為授予發行授權及購回授權、重選董事、修改受限制股份單位計劃及授予受限制股份單位計劃授權乃符合本公司及其股東整體之最佳利益，並建議各股東投票贊成將於股東週年大會上提呈之決議案。沒有股東須就於股東週年大會上提呈之決議案放棄投票表決權。

此致

*列位股東* 台照

代表董事會
*主席*
**馬雲**
謹啟

二零零八年四月十日

授出受限制股份單位以換取僱員服務的公允價值於損益表內確認為僱員成本，本集團屬下公司權益之股本溢價亦相應增加。所授受限制股份單位的公允價值根據受限制股份單位的授出條款及條件，於授出當日按本公司普通股的公允價值計量，並於僱員可無條件獲授受限制股份單位的相關歸屬期內分期攤銷及確認。於各資產負債表日，本集團修訂其對預期歸屬的受限制股份單位數目的估計。修訂原估計產生的影響(如有)將於剩餘歸屬期內在損益表中確認。於歸屬日，已確認為僱員福利開支的金額會作出調整，以反映所歸屬之受限制股份單位的實際數目。

## 6. 責任聲明

本通函所載資料，乃遵照上市規則所規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

## 7. 股東週年大會

召開股東週年大會通告載於第18頁至第20頁內。於股東週年大會上，將提呈批准授予發行授權、購回授權、重選董事、修改受限制股份單位計劃及授予受限制股份單位計劃授權之有關決議案。

股東週年大會適用之代表委任表格已隨本通函附上。無論　閣下會否親身出席股東週年大會或其任何續會，務請盡快將代表委任表格按其上印備之指示填妥，並交回本公司之香港股份登記及過戶分處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室，惟無論如何最遲於股東週年大會或其任何續會指定舉行時間48小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會並於會上投票。如已送交代表委任表格之股東出席股東週年大會，該代表委任表格將視作已被註銷。

## 8. 要求以投票方式表決之權利

根據章程細則，於任何股東大會提交會議表決之決議案將以舉手投票方式表決，除非(在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時)經正式要求或按上市規則要求進行投票表決，有關要求可由下述任何一方提出：

(a) 大會主席；或

(b) 至少五名親身(如為一法團，則其授權代表)或其委任代表出席之股東；或

(c) 任何持有佔總數不少於所有有權出席及於會上投票之股東之總投票權十分之一之股東，不論親身(如為一法團，則其授權代表)或其委任代表出席會議；或

(d) 任何持有獲賦予權利出席並於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分之一之股東，不論親身(如為一法團，則其授權代表)或其委任代表出席會議。

倘受益人於受限制股份單位歸屬日期前終止僱傭關係或服務，則有關受限制股份單位於受益人終止僱傭關係或服務當日自動註銷。

本公司有權於下述一項或多項事件發生後按受限制股份單位授出當日股份的成交價購回受益人因歸屬根據該計劃授出的受限制股份單位而獲得的股份：

(a) 本公司因故解僱受益人；或

(b) 本公司因任何理由終止僱用受益人之前或之後12個月內任何時間，受益人：

(i) 成為競爭對手的主管、董事、僱員、顧問、諮詢人、合營夥伴或擁有競爭對手5%以上權益的股東或其他擁有人；或

(ii) 刻意使競爭對手獲得競爭利益或好處。

當上述一項或多項事件發生時，受益人不得出售、轉讓或處置根據受限制股份單位計劃授出的受限制股份單位的相關股份。倘受益人違反該責任而出售、轉讓或處置股份，則受益人須按本公司要求向本公司支付因違規行動而獲得的款項或代價。

根據聯交所於二零零七年十一月五日發出的上市批准函件，購股權計劃及受限制股份單位計劃涉及的股份總數合共不得超過135,100,000股股份，相等於本公司於二零零七年十一月六日上市日已發行股本約2.67%。

截至二零零七年十二月三十一日止年度，概無根據購股權計劃及受限制股份單位計劃分別授出購股權及受限制股份單位。

於最後實際可行日期，根據購股權計劃及受限制股份單位計劃分別已授出涉及總數合共6,000,500股相關股份的購股權與涉及總數合共3,806,973股相關股份的受限制股份單位，而本公司已發行股份數目為5,052,356,500股。

待通過批准受限制股份單位計劃授權的普通決議案後，及以股東週年大會舉行前並無進一步授出或失效的購股權及受限制股份單位，並且沒有採納其他股權獎勵計劃為基準，擬授予董事可配發及發行股份之受限制股份單位計劃授權為125,292,527股股份，該數目為根據購股權計劃及受限制股份單位計劃可予以配發及發行的股份總數。本公司已發行股份數目為5,052,356,500股股份，若悉數行使建議的受限制股份單位計劃授權，將導致需配發及發行125,292,527股股份，約佔本公司現時已發行股份的2.48%或因發行新股而約佔本公司經擴大後已發行股份的2.42%。

本公司預期，根據受限制股份單位計劃授出任何受限制股份單位應佔的成本將參考所涉及該等股份於授出時的市值計算。本公司將審慎考慮於受限制股份單位計劃授權行使前根據受限制股份單位計劃授出受限制股份單位所產生的任何財務影響。

(iii) 本公司股東於股東大會通過普通決議案修訂或撤回該項授權時。

當公司授出受限制股份單位時，董事會須列明有關向受益人授出之受限制股份單位的歸屬條件。受限制股份單位歸屬時，本公司會就每份受限制股份單位向受益人發行一股股份。

不得根據受限制股份單位計劃向作為本公司關連人士(定義見上市規則)的受益人授出受限制股份單位。

根據受限制股份單位計劃授出受限制股份單位須以函件形式提出，列明建議授出的受限制股份單位數目以及授出的相關條款及條件。各受益人須根據授出條款及條件接納建議並承諾持有受限制股份單位。待相關歸屬條件(如有)達成後，方可根據受限制股份單位計劃發行股份。

根據受限制股份單位計劃授出受限制股份單位而向受益人發行的股份將屬於受益人部分酬金(即以股份支付的酌情現金花紅形式的酌情花紅，惟須達成歸屬條件方可作實)。

**(b) 條件**

根據受限制股份單位計劃授出受限制股份單位屬受益人個人所有，受益人不得讓渡或轉讓，惟：

(i) 受益人在世期間，可以餽贈形式或根據有關處理婚姻財產權的法院頒令向其家族成員轉讓受限制股份單位；及

(ii) 受益人身故後，可通過遺囑或遺囑及分配法轉讓受限制股份單位。

除上文所述者外，受益人不得將受限制股份單位出售、轉讓、抵押、按揭、設立產權負擔或以第三方為受益人設立權益。

**(c) 註銷**

未歸屬的受限制股份單位將於以下日期(以最早者為準)自動註銷：

(i) 本公司因故終止受益人的僱傭關係或服務日期；

(ii) 受益人成為競爭對手的主管、董事、僱員、顧問、諮詢人、合營夥伴或擁有競爭對手5%以上權益的股東或其他擁有人的日期；及

(iii) 受益人刻意使競爭對手獲得競爭利益或好處的日期。

董事會有權決定何者構成相關原因，受益人是否因相關原因而被終止僱傭，終止的生效日期，以及有關人士是否為競爭對手。董事會以上決定均為最終決定。

上述有關就修改受限制股份單位計劃及其他相應變更之普通決議案詳情載於股東週年大會通告，並將於股東週年大會上提呈予股東批准。經修訂之受限制股份單位計劃，倘經股東批准，應於股東週年大會結束時開始生效。除前述之修改及相應變更外，並無就受限制股份單位計劃作出其他建議修改，因此受限股份單位計劃之其他條款仍然保持有效。

**5. 根據受限制股份單位計劃發行股份之授權**

受限制股份單位為受益人(「受益人」)收取根據受限制股份單位計劃所授出股份的權利。

根據受限制股份單位計劃授出的受限制股份單位須符合歸屬期規定。

**(a) 授出**

受限制股份單位計劃的有效期自二零零七年十月十二日獲採納日開始，為期10年。

於受限制股份單位計劃有效期之任何時間內，根據受限制股份單位計劃可授出的受限制股份單位涉及有關的股份數目上限，按照下列公式計算：

X = (A+B) – (C+D+E)

其中：

X = 於股東週年大會日按受限制股份單位計劃將有權授出受限制股份單位所涉股份總數上限；

A = 135,100,000 股股份；

B = 根據除受限制股份單位計劃及購股權計劃外的其他股權獎勵計劃(如有)，由本公司的股東授權可發行的股份總數上限；

C = 過往根據購股權計劃已授出的購股權涉及的股份總數上限；

D = 假設過往根據受限制股份單位計劃已授出的所有受限制股份單位已歸屬而授權可發行的股份總數上限；及

E = 假設行使過往根據除受限制股份單位計劃及購股權計劃外的其他股權獎勵計劃(如有)已授出可購買本公司股份的所有其他權利，因而授權可發行的股份總數上限。

於本公司每次的股東週年大會，董事會將於股東大會徵求股東授出個別授權，規定(i)兩屆股東週年大會期間根據受限制股份單位計劃授出的受限制股份單位所涉股份數目上限；及(ii)董事會有權當受限制股份單位所涉及的股份歸屬時處置、配發及發行該等股份。

有關授出受限制股份單位的個別授權僅於以下最早者屆滿：

(i) 本公司下屆股東週年大會結束時；

(ii) 相關適用法例或本公司組織章程細則規定本公司須舉行下屆股東週年大會的限期屆滿時；及

## 2. 發行授權及購回授權

根據本公司當時之單一股東於二零零七年十月十二日通過之書面決議，授予董事一般性授權以購回股份。該項一般性授權以購回股份將於股東週年大會結束時失效；再者，為確保董事擁有發行、配發及購回股份之靈活性，有需要於股東週年大會上授予發行授權及更新購回授權，並將於股東週年大會上提呈普通決議案，以尋求股東批准授予發行授權及購回授權。上述普通決議案之詳情載於股東週年大會通告第4(A)、4(B)及4(C)項普通決議案內。

發行授權及購回授權倘若於股東週年大會上獲批准，其有效期將直至本公司下屆股東週年大會結束之日、或按照章程細則或開曼群島任何適用之法例規定，本公司下屆股東週年大會須予舉行之期限屆滿之日、或股東在股東大會上以普通決議案撤銷或修訂該項授權之日三者中之最早發生日期為止。

按上市規則規定，本通函附錄一列載一份說明函件，當中載有向股東提供一切合理必要之資料，以便股東就建議授予購回授權之決議案作出知情決定。

## 3. 重選董事

於股東週年大會上，亦會提呈普通決議案，根據章程細則重選武衛女士、戴珊女士、謝世煌先生、崔仁輔先生及郭德明先生為董事。按上市規則第13章之規定，退任董事之履歷詳情載於通函之附錄二，以便向股東提供資料，就重選該退任董事作出知情決定。

## 4. 建議修改受限制股份單位計劃

於二零零七年十月十二日，根據本公司當時唯一股東及本公司的董事會各自通過的決議案，本公司已採納受限制股份單位計劃。受限制股份單位計劃並非購股權計劃，故毋須遵守上市規則第17章的規定。受限制股份單位計劃旨在向本公司僱員及顧問提供獎勵，以吸引及保留最優秀及可用人員，推動本公司業務的成功。

鑒於現時受限制股份單位計劃的參與者僅限於本公司及其附屬公司之僱員及顧問。有見於本集團之業務需要及持續擴展，董事認為來自各業務夥伴，如集團之貨品及／或服務之供應商或提供者，銷售及市場代理及集團之承判商，為集團作出的貢獻對集團整體之成功極為重要。董事考慮到在彼等認為合適情況下，向上述人士或單位授予涉及股份之受限制股份單位作為獎勵並激發各方繼續對本集團之發展作出貢獻之策略對本集團整體而言實為有利。

為了提供上述靈活性，董事建議修改受限制股份單位計劃中參與者(「參與者」)之定義，擴闊該定義範圍以涵蓋業務夥伴，包括集團之第三者供應商、代理、服務提供者及承判商。

此外，董事亦建議修改受限制股份單位計劃第7.4段，令本公司在若干情況下可以股份之面值向承授人回購根據受限制股份單位計劃而授予其的受限制股份單位獲得歸屬之股份。

**ALIBABA.COM LIMITED**

**阿里巴巴網絡有限公司**

*(於開曼群島註冊成立之有限公司)*

(股份代號：1688)

***主席兼非執行董事***
馬　雲

***執行董事***
衛　哲
武　衛
戴　珊
彭翼捷
謝世煌

***非執行董事***
蔡崇信
崔仁輔
鄒開蓮
岡田聡良

***獨立非執行董事***
龍永圖
牛根生
郭德明

***註冊辦事處***
Trident Trust Company (Cayman) Limited
Fourth Floor, One Capital Place
P.O. Box 847GT
Grand Cayman
Cayman Islands

***香港營業地點***
香港
灣仔
分域街18號
捷利中心20樓

敬啟者：

## 一般性授權以發行及購回股份、重選董事、建議修改受限制股份單位計劃、根據受限制股份單位計劃發行股份之授權及股東週年大會通告

### 1. 緒言

本通函旨在向　閣下提供有關授予發行授權及購回授權、重選董事、修改受限制股份單位計劃、批准受限制股份單位計劃授權之相關資料及通知　閣下召開股東週年大會。於股東週年大會上，將會連同其他事項，提呈決議案動議股東考慮並酌情批准包括前述事項。

| | | |
|---|---|---|
| 「購回授權」 | 指 | 載於本通函第19頁股東週年大會通告第4(B)項普通決議案，建議授予董事之一般性及無條件授權，以購回本公司股份，其面值總額不超過通過本普通決議案當日本公司已發行股本面值總額之10% |
| 「受限制股份單位計劃」 | 指 | 本公司根據於二零零七年十月十二日由當時唯一股東及董事會通過的決議案所採納的受限制股份單位計劃 |
| 「人民幣」 | 指 | 中華人民共和國法定貨幣人民幣 |
| 「受限制股份單位」 | 指 | 受限制股份單位 |
| 「受限制股份單位計劃授權」 | 指 | 載於本通函第20頁股東週年大會通告第4(E)項普通決議案，建議按受限制股份單位計劃授予董事之計劃授權，以根據受限制股份單位計劃配發及發行不超過125,292,527股之股份 |
| 「證券及期貨條例」 | 指 | 證券及期貨條例(香港法例第五百七十一章) |
| 「股份」 | 指 | 本公司股本中每股面值港幣0.0001元之普通股股份 |
| 「購股權計劃」 | 指 | 本公司根據於二零零七年十月十二日由當時唯一股東及董事會通過的決議案所採納的購股權計劃 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「收購守則」 | 指 | 公司收購、合併及股份購回守則 |

*於本通函內，除文義另有所指外，下列詞彙具備以下涵義：*

| | | |
|---|---|---|
| 「股東週年大會」 | 指 | 本公司謹訂於二零零八年五月五日(星期一)上午十一時假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳舉行之股東週年大會，有關通告載於本通函第18頁至第20頁內 |
| 「阿里巴巴集團」 | 指 | Alibaba Group Holding Limited (前稱 Alibaba.com Corporation)，為本公司的控股公司 |
| 「章程細則」 | 指 | 本公司經不時修訂之組織章程細則 |
| 「董事會」 | 指 | 本公司董事會 |
| 「開曼群島公司法」 | 指 | 開曼群島公司法第22章(一九六一年第3條法例，綜合及經修訂) |
| 「本公司」 | 指 | Alibaba.com Limited (阿里巴巴網絡有限公司)，一間於開曼群島註冊成立的獲豁免有限公司，其股票於聯交所主板上市 |
| 「董事」 | 指 | 本公司董事 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「發行授權」 | 指 | 載於本通函第18頁至第20頁股東週年大會通告第4(A)及4(C)項普通決議案，建議授予董事之一般性及無條件授權，以(i)配發及發行本公司股份，其面值總額不超過通過本普通決議案當日本公司已發行股本面值總額之10%；(ii)擴大上述(i)授權至包括本公司根據購回授權購回股本面值總額之股份數額 |
| 「最後實際可行日期」 | 指 | 二零零八年四月三日，即本通函付印前為確定其中所載若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「章程大綱」 | 指 | 本公司不時經修訂之組織章程大綱 |

# 目　錄

**此乃要件 請即處理**

**閣下如對本通函任何方面或應採取之行動有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已將名下之** Alibaba.com Limited（阿里巴巴網絡有限公司）股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



**ALIBABA.COM LIMITED**

**阿里巴巴網絡有限公司**

*（於開曼群島註冊成立之有限公司）*

（股份代號：1688）

# 一般性授權以發行及購回股份、重選董事、建議修改受限制股份單位計劃、根據受限制股份單位計劃發行股份之授權及股東週年大會通告

Alibaba.com Limited（阿里巴巴網絡有限公司）謹訂於二零零八年五月五日（星期一）上午十一時假座香港金鐘道八十八號太古廣場香港 JW 萬豪酒店三樓宴會廳舉行股東週年大會，大會通告載於本通函第18頁至第20頁內。

股東週年大會適用之代表委任表格已隨本通函附上。無論 閣下能否親身出席股東週年大會，務請盡快將代表委任表格按其上印備之指示填妥，並交回本公司之香港股份登記及過戶分處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室，惟無論如何最遲於股東週年大會或其任何續會指定舉行時間48小時前送達。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會或其任何續會並於會上投票。

二零零八年四月十日

Alibaba.com
阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司



*(Incorporated in the Cayman Islands with limited liability)*
(Stock code: 1688)

**PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD ON MONDAY, MAY 5, 2008 (OR ANY ADJOURNMENT THEREOF)**

I/We *(Note 1)* ______________________________ of
(Address) ______________________________
being the registered holder(s) of *(Note 2)* ______________________________
share(s) of HK$0.0001 each in the share capital of Alibaba.com Limited (the "Company") hereby appoint the chairman of the meeting or *(Note 3)* ______________________________
of (Address) ______________________________
as my/our proxy to attend and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, May 5, 2008 at 11:00 a.m. (or any adjournment thereof) on the undermentioned resolutions as indicated, and, if no such indication is given, as my/our proxy thinks fit:

| | RESOLUTIONS | FOR *(Note 4)* | AGAINST *(Note 4)* |
|---|---|---|---|
| 1. | To consider and adopt the audited financial statements together with the directors' report and the independent auditor's report for the year ended December 31, 2007. | | |
| 2. | To re-elect Ms. Wu Wei, Maggie as a director. | | |
| 3. | To re-elect Ms. Dai Shan, Trudy as a director. | | |
| 4. | To re-elect Mr. Xie Shi Huang, Simon as a director. | | |
| 5. | To re-elect Mr. Tsuei, Andrew Tien Yuan, as a director. | | |
| 6. | To re-elect Mr. Kwauk Teh Ming, Walter as a director. | | |
| 7. | To authorise the board of directors to fix the directors' remuneration. | | |
| 8. | To re-appoint Auditors and to authorise the board of directors to fix their remuneration. | | |
| 9. | To give a general mandate to the directors to issue new shares of the Company. | | |
| 10. | To give a repurchase mandate to the directors to repurchase shares of the Company. | | |
| 11. | To extend the issue mandate granted to the directors to issue shares by the number of shares repurchased. | | |
| 12. | To approve and adopt the proposed amendments to the restricted share unit scheme | | |
| 13. | To approve the scheme mandate to the directors to allot, issue and deal with additional shares under the restricted share unit scheme. | | |

Dated this ________ day of ________, 2008 Signed *(Note 5)*: ______________

*Notes:*

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the chairman of the meeting is preferred, strike out "the chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. Any alteration made to this form must be initialled by the person who signs it.
4. **IMPORTANT**: If you wish to vote for any resolutions, tick the appropriate boxes marked "**FOR**". If you wish to vote against any resolutions, tick the appropriate boxes marked "**AGAINST**". Failure to complete the boxes will entitle your proxy to cast his votes at his discretion.
5. This proxy form must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorized.
6. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding, the first named being the senior.
7. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting (or any adjournment thereof).
8. The proxy need not be a member of the Company but must attend the Meeting (or any adjournment thereof) in person to represent you.
9. Completion and return of this form will not preclude you from attending and voting in person at the meeting (or any adjournment thereof) if you wish to do so. In that event, this proxy form will be deemed to have been revoked.

Alibaba.com 阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(於開曼群島註冊成立之有限公司)*

(股份代號：1688)

## 適用於二零零八年五月五日星期一
## 舉行之股東週年大會(或其任何續會)之代表委任表格

本人／吾等*(附註1)* ____________________

(通訊地址為) ____________________

為Alibaba.com Limited(阿里巴巴網絡有限公司)(「本公司」)股本中每股面值港幣0.0001元之股份*(附註2)* ____________________ 股之註冊持有人，茲委任大會主席或 *(附註3)* ____________________

(通訊地址為) ____________________

為本人／吾等之代表，出席本公司謹訂於二零零八年五月五日(星期一)上午十一時假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳舉行之股東週年大會(或其任何續會)，並於會上代表本人／吾等及以本人／吾等名義，按下列指示，就下述決議案進行投票。如未有該等指示，則由本人／吾等委任之代表酌情決定投票：

| | 決議案 | 贊成*(附註4)* | 反對*(附註4)* |
|---|---|---|---|
| 1. | 省覽及採納截至二零零七年十二月三十一日止年度之經審核財務報表連同董事報告書與獨立核數師報告。 | | |
| 2. | 重選武衛女士為董事。 | | |
| 3. | 重選戴珊女士為董事。 | | |
| 4. | 重選謝世煌先生為董事。 | | |
| 5. | 重選崔仁輔先生為董事。 | | |
| 6. | 重選郭德明先生董事。 | | |
| 7. | 授權董事會釐定董事酬金。 | | |
| 8. | 重新委聘核數師及授權董事會釐定其酬金。 | | |
| 9. | 授予董事一般性授權發行新股。 | | |
| 10. | 授予董事一般性授權購回股份。 | | |
| 11. | 將授予董事發行股份之發行授權擴大至包括購回股份之數目。 | | |
| 12. | 批准及採納受限制股份單位計劃之建議修訂。 | | |
| 13. | 批准授予董事就受限制股份單位計劃之計劃授權以配發、發行及處置本公司股份。 | | |

日期：二零零八年 ______ 月 ______ 日　　　　簽署*(附註5)*： ____________________

*附註：*

1. 請用正楷填上全名及地址。
2. 請填上　閣下名義登記之股份數目。如　閣下未有填上股份數目，則本表格將被視為　閣下名義登記於本公司之所有股份之代表委任表格論。
3. 如擬委派大會主席以外之人士為代表，請劃去「大會主席或」字樣，並在空欄內填上　閣下所擬委派代表之姓名及地址。本表格之每項更正，均須由簽署人簡簽示可。
4. 注意：倘　閣下擬投票贊成任何決議案，請在有關之「贊成」方框內填上「✓」號，倘　閣下擬投票反對任何決議案，請在有關之「反對」方框內填上「✓」號。倘未能填妥該等方框，則　閣下之代表有權自行酌情投票。
5. 本代表委任表格須由　閣下或獲　閣下書面授權之代理人簽署。倘股東為一間法團，則本代表委任表格必須加蓋該法團之印鑑，或經由公司行政人員或授權人或其他獲正式授權之人士簽署。
6. 如屬聯名股東，則首席聯名股東之投票(不論親自出席或委派代表出席)，將被視為代表其他聯名股東投票論。首席聯名股東之界定，乃根據聯名股東在股東登記名冊上之排名先後次序而決定，名列於首之股東為首席聯名股東。
7. 本代表委任表格連同已簽署之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件之認證副本必須在會議(或其任何續會)指定舉行時間四十八小時前送達本公司香港股份登記及過戶分處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室，方為有效。
8. 受委派代表毋須為本公司股東，惟必須親自代表　閣下出席會議(或其任何續會)。
9. 填妥及交回本代表委任表格後，　閣下仍可出席會議(或其任何續會)，並在會上投票。在該情況下，本代表委任表格將被視為已撤銷論。

# ALIBABA.COM LIMITED

# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*

(Stock code: 1688)



# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the annual general meeting of Alibaba.com Limited (the "Company") will be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, May 5, 2008 at 11:00 a.m. for the following purposes:

1. To consider and adopt the audited financial statements together with the directors' report and the independent auditor's report for the year ended December 31, 2007.

2. To re-elect directors and to authorise the board of directors to fix the directors' remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass (with or without modification) the following resolutions as ordinary resolutions of the Company:

(A) "**THAT**:

(a) subject to sub-paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraphs (a) and (b) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 10% of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares in the share capital of the Company or an offer or issue of warrants or options or similar instruments to subscribe for shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company)."

(B) "**THAT**:

(a) subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission of Hong Kong, the Stock Exchange or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in sub-paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" shall have the same meaning as ascribed to it under sub-paragraph (d) of resolution numbered 4(A) set out in the notice convening this meeting."

(C) "**THAT** conditional upon resolutions numbered 4(A) and 4(B) set out in the notice convening this meeting being passed, the aggregate nominal amount of the number of shares which are repurchased by the Company after the date of the passing of this resolution (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4(A) set out in the notice convening this meeting."

(D) "**THAT** the proposed amendments to the restricted share unit scheme adopted by the resolution of the then sole shareholder of the Company and the resolution of the board of directors of the Company, both on October 12, 2007 ("Restricted Share Unit Scheme") as set out in Appendix III to the circular to the shareholders of the Company dated April 10, 2008, a copy of which has been produced to this meeting marked "A" and signed by the Chairman of this Meeting for the purpose of identification, be and are hereby approved and adopted with effect from the close of this meeting, and the board of directors of the Company be and is hereby authorized to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the amendments and the Restricted Share Unit Scheme as amended."

(E) "**THAT**:

(a) subject to sub-paragraph (b) of this resolution, the exercise by the directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares to be issued under the restricted share unit scheme approved and adopted by the then sole shareholder of the Company and the board of directors of the Company, both on October 12, 2007 be and is hereby approved;

(b) the aggregate nominal amount of additional shares allotted, issued or dealt with, by the directors pursuant to the approval in sub-paragraph (a) of this resolution shall not exceed 125,292,527 shares of the Company, representing approximately 2.48% of the total issued share capital of the Company in issue on the date of the passing of this resolution; and

(c) for the purposes of this resolution, "Relevant Period" shall have the same meaning as assigned to it under resolution numbered 4(A)(d) set out in the notice convening this meeting.

5. To transact any other ordinary business of the Company.

By Order of the Board
**Wong Lai Kin, Elsa**
*Company Secretary*

Hong Kong, April 10, 2008

*Notes:*

1. A member entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude any member from attending and voting in person at the meeting or any adjourned meeting should he/she so wishes.

3. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

*As at the date of this announcement, the composition of our board of directors is as follows:*

***Chairman and Non-executive Director***
MA Yun, Jack

***Executive Directors***
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

***Non-executive Directors***
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

***Independent Non-executive Directors***
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

Alibaba.com 阿里巴巴。

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 1688)**

RECEIVED
2008 MAY 19 A 9:39
FFICE OF INTERNATIONAL CORPORATE FINANCE

*Chairman and Non-executive Director*
MA Yun, Jack

*Executive Directors*
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

*Non-executive Directors*
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

*Independent Non-executive Directors*
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

*Registered Office*
Trident Trust Company (Cayman) Limited
Fourth Floor, One Capital Place
P.O. Box 847GT
Grand Cayman
Cayman Islands

*Place of Business in Hong Kong*
20th Floor
Jubilee Centre
18 Fenwick Street
Wanchai
Hong Kong

April 10, 2008

*To our shareholders*

Dear Sir or Madam

## Election of Language and Means of Receipt of Corporate Communications

Pursuant to the applicable legislation/rules, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and/or the articles of association of Alibaba.com Limited (the "Company"), the Company shall make available the following options for you to elect for receipt of future corporate communications ("Corporate Communications"), which means any document(s) to be issued by the Company for the information or action of any holders of its securities, including but not limited to:

(a) the annual report;
(b) the interim report;
(c) the notice of meeting;
(d) the listing documents;
(e) the circular; and
(f) the proxy form.

in the following manners:

(1) to read future Corporate Communications issued by the Company to its shareholders published on the Company's website ("Website Version") in place of receiving printed copies, and receive printed notification of the publication of the Corporate Communications; or
(2) to receive the printed English version of all future Corporate Communications only; or
(3) to receive the printed Chinese version of all future Corporate Communications only; or
(4) to receive both the printed English and Chinese versions of all future Corporate Communications.

In support of environmental protection and for the purpose of saving printing and mailing costs, we recommend you to select the Website Version. To make your election, please complete, sign and return the enclosed reply form, in the envelope provided, to the Company c/o its Hong Kong branch share registrar (the "Hong Kong Branch Share Registrar"), Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If we do not receive the enclosed reply form from you by May 2, 2008 and until you inform the Company c/o the Hong Kong Branch Share Registrar by reasonable notice in writing according to the relevant laws and regulations, only a printed Chinese version of any Corporate Communication will be sent to you if you are a shareholder who is a natural person with a Chinese name and has an address in Hong Kong appearing on the register of members of the Company. Otherwise, we will only send you a printed English version of any Corporate Communication.

You have the right at any time by reasonable notice to the Company c/o the Hong Kong Branch Share Registrar to change the choice of language and means of receipt of the Corporate Communications. Even if you have chosen to receive all future Corporate Communications using electronic means but for any reason have difficulty in receiving or gaining access to the Corporate Communications, the Company will promptly upon your request send the Corporate Communications to you in printed form free of charge.

Please note that (a) printed copies of the English and Chinese language versions of all future Corporate Communications will be available from the Company or the Hong Kong Branch Share Registrar on request; and (b) the same will also be available on the Company's website at http://ir.alibaba.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

Should you have any queries in relation to this letter, please call our hotline at (852) 2862 8555 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays.

Yours faithfully,
For and on behalf of
**Alibaba.com Limited**
**Wong Lai Kin, Elsa**
*Company Secretary*

# Reply Form 回條

To: **ALIBABA.COM LIMITED ("Company")**
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致：**阿里巴巴網絡有限公司(「公司」)**
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the corporate communications of the Company ("Corporate Communications") as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件("公司通訊文件")：
(Please cross **ONLY ONE** of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「×」號)

☐ read the **website version** of all future Corporate Communications published on the Company's website in place of receiving printed copies, and receive printed notification of the publication of Corporate Communications; **OR**
瀏覽在　貴公司網站發表之公司通訊文件**網上版本**，以代替印刷本，並收取公司通訊文件刊發通知印刷本；**或**

☐ to receive the printed **English version** of all future Corporate Communications ONLY; **OR**
僅收取日後公司通訊文件之**英文印刷本**；**或**

☐ to receive the **printed Chinese version** of all future Corporate Communications ONLY; **OR**
僅收取日後公司通訊文件之**中文印刷本**；**或**

☐ to receive **both printed English and Chinese versions** of all future Corporate Communications.
同時收取日後公司通訊文件之**英文及中文印刷本**。

Signature
簽名 ______________________________

Contact telephone number:
聯絡電話號碼 ______________________________

Date:
日期 ______________________________

*Notes:*
*附註：*

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. If the Company does not receive this reply form by May 2, 2008, all future Corporate Communications will be sent out in the manner specified in the Company's letter dated April 10, 2008.
倘若本公司於2008年5月2日仍未收到　閣下的回條，本公司將按2008年4月10日之本公司函件內所述之方式把公司通訊文件寄予　閣下。
3. By selection to read the website version of the Corporate Communications published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.
在選擇瀏覽在本公司網站發表之公司通訊文件網上版本以代替收取印刷本後，　閣下已明示同意放棄收取公司通訊文件印刷本的權利。
4. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this reply form in order to be valid.
如屬聯名股東，則本回條須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
上述指示適用於將來寄發予本公司股東之所有公司通訊文件，直至　閣下發出合理書面通知予本公司之香港股份登記及過戶分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室另作選擇為止。
6. All future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's Hong Kong branch share registrar upon request.
本公司或本公司香港股份登記及過戶分處將備有所有公司通訊文件之英、中文印刷本以供索閱。
7. Shareholders are entitled to change the choice of means of receipt or language of the Company's Corporate Communications at any time by reasonable notice in writing to the Company's Hong Kong branch share registrar.
股東有權隨時發出合理書面通知本公司香港股份登記及過戶分處，要求更改收取公司通訊文件之語言版本及方式。

**ALIBABA.COM LIMITED**
**阿里巴巴網絡有限公司**
*(Incorporated in the Cayman Islands with limited liability)*
(Stock code: 1688)

# ANNOUNCEMENT
# ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATIONS

Pursuant to the requirements of the Listing Rules, the Company is making appropriate arrangements to ascertain the wishes of its shareholders as to the choice of language and means of receipt of the Company's future corporate communications.

## INTRODUCTION

Pursuant to the applicable and relevant legislation/rules and/or the Company's articles of association, the Company is permitted to send Corporate Communications to Shareholders either: (i) in printed form, whether in the English language only, the Chinese language only, or both the English and Chinese languages; or (ii) by electronic means through the Company's website, provided that the Company has made adequate arrangements to ascertain the wish of the Shareholders.

## PROPOSED ARRANGEMENTS

The following arrangements have been or will be made by the Company in compliance with the requirements under rules 2.07A and 2.07B of the Listing Rules:

1. The Company will send a letter to the Shareholders on or about April 10, 2008 together with a reply form and postage pre-paid envelope (together, the "First Letter"), prepared in English and Chinese, to enable them to select to receive future Corporate Communications of the Company either: (i) in printed form, whether in English or Chinese or both English and Chinese; or (ii) by electronic means through the Company's website. The First Letter will explain that in the event no reply is received from such Shareholders by May 2, 2008, the following arrangements will apply, where applicable:

   - future Corporate Communications will be sent in Chinese only to all Hong Kong Shareholders who are natural persons with a Chinese name; and

   - future Corporate Communications will be sent in English only to all overseas Shareholders and all Hong Kong Shareholders other than natural persons with a Chinese name.

   Whether a Shareholder is a Hong Kong or an overseas Shareholder will be determined by his/her/its address as appearing on the branch register of members maintained by the Hong Kong Branch Share Registrar.

   Shareholders have the right at any time by reasonable notice in writing to the Company to change the choice of language of future Corporate Communications.

2. The Company will send the selected language version(s) of future Corporate Communications to those Shareholders who have made a selection unless and until they notify the Company in writing that they wish to receive future Corporate Communications in the other language or both languages.

3. When each future Corporate Communication is sent out according to the arrangements as set out in paragraphs 1 and 2, a letter together with a pre-paid request form (together, the "Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the versions of the future Corporate Communication sent out, stating that future Corporate Communications prepared in the other language will

be available upon request. Shareholders may change their choice of language and means of receipt of future Corporate Communications by completing the pre-paid request form and returning it to the Hong Kong Branch Share Registrar.

4. With respect to those Shareholders who choose to receive future Corporate Communications by electronic means, the Company will notify them as and when the Corporate Communication is published on the Company's website.

5. With respect to future Shareholders, the Company will send the first Corporate Communication in both English and Chinese versions to these Shareholders together with a letter similar to the First Letter and the Second Letter for use by them to indicate their preference as to the choice of language and means of receipt of future Corporate Communications. If no reply is received from these Shareholders by an indicated deadline, the arrangements set out in paragraph 1 above will apply.

6. Corporate Communications in both English and Chinese versions and in an accessible format will be available on the Company's website at http://ir.alibaba.com and the website of the Stock Exchange at www.hkex.com.hk.

7. The Company is providing a dial-up hotline service (Tel: (852) 2862 8555) to enable Shareholders to make enquiry in respect of the Company's proposed arrangements.

8. The First Letter and the Second Letter will mention that both languages of future Corporate Communications will be available on the Company's website and that the dial-up hotline has been provided as mentioned in paragraphs 6 and 7 above respectively.

## DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

| | |
|---|---|
| "Company" | Alibaba.com Limited, a company incorporated in the Cayman Islands as an exempted company with limited liability, whose shares are listed on the Stock Exchange; |
| "Corporate Communication(s)" | any document(s) issued or to be issued by the Company for the information or action of Shareholders as defined in rule 1.01 of the Listing Rules; |
| "Hong Kong" | The Hong Kong Special Administrative Region of the People's Republic of China; |
| "Hong Kong Branch Share Registrar" | the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited; |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange; |
| "Shareholder(s)" | holder(s) of the share(s) of the Company; and |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited. |

On behalf of the Board
**MA Yun, Jack**
*Chairman*

Hong Kong, April 10, 2008

*As at the date of this announcement, the composition of our board of directors is as follows:*

*Chairman and Non-executive Director*
MA Yun, Jack

*Executive Directors*
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

*Non-executive Directors*
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

*Independent Non-executive Directors*
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

This announcement can be found in or downloaded from our website at http://ir.alibaba.com

Alibaba.com 阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*
**(Stock code: 1688)**

## NOTICE OF BOARD MEETING

The board of directors of Alibaba.com Limited announces that a meeting of our board will be held on Tuesday, May 6, 2008 for the purpose of reviewing and approving the unaudited consolidated first quarterly results for the three months ended March 31, 2008 and the announcement thereof.

On behalf of the Board
**MA Yun, Jack**
*Chairman*

Hong Kong, April 18, 2008

*As at the date of this announcement, the composition of our board is as follows:*

***Chairman and Non-executive Director***
MA Yun, Jack

***Executive Directors***
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

***Non-executive Directors***
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

***Independent Non-executive Directors***
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

Alibaba.com 阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司



*(Incorporated in the Cayman Islands with limited liability)*
**(Stock code: 1688)**

## POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON MAY 5, 2008

At the annual general meeting of Alibaba.com Limited (the "Company") held on May 5, 2008 (the "AGM"), poll voting was demanded by the Chairman for voting on all proposed resolutions as set out in the notice of AGM dated April 10, 2008. There were no restrictions on shareholders to cast votes on any of the following resolutions at the AGM. The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer for the poll at the AGM. All resolutions were approved and passed by shareholders and details of the poll results are as follows:

| | Ordinary resolutions | Number of votes cast and approximate percentage of total number of votes cast | | Total number of votes cast |
|---|---|---|---|---|
| | | For | Against | |
| 1. | To consider and adopt the audited financial statements together with the directors' report and the independent auditor's report for the year ended December 31, 2007. | 4,091,264,844 ( 99.99999%) | 539 ( 0.00001%) | 4,091,265,383 |
| 2. | To re-elect Ms. Wu Wei, Maggie as a director. | 4,089,508,690 (99.957%) | 1,757,693 ( 0.043%) | 4,091,266,383 |
| 3. | To re-elect Ms. Dai Shan, Trudy as a director. | 4,091,126,739 ( 99.997%) | 139,644 ( 0.003%) | 4,091,266,383 |
| 4. | To re-elect Mr. Xie Shi Huang, Simon as a director. | 4,091,128,239 ( 99.997%) | 139,144 ( 0.003%) | 4,091,267,383 |
| 5. | To re-elect Mr. Tsuei, Andrew Tien Yuan, as a director. | 4,091,127,249 (99.997%) | 140,134 ( 0.003%) | 4,091,267,383 |
| 6. | To re-elect Mr. Kwauk Teh Ming, Walter as a director. | 4,091,243,851 ( 99.9994%) | 23,532 ( 0.0006%) | 4,091,267,383 |
| 7. | To authorize the board of directors to fix the directors' remuneration. | 4,091,264,344 ( 99.99993%) | 3,039 ( 0.00007%) | 4,091,267,383 |
| 8. | To re-appoint Auditors and to authorize the board of directors to fix their remuneration. | 4,091,265,344 ( 99.99996%) | 1,539 ( 0.00004%) | 4,091,266,883 |
| 9. | To give a general mandate to the directors to issue new shares of the Company. | 4,081,496,298 ( 99.761%) | 9,770,585 ( 0.239%) | 4,091,266,883 |
| 10 | To give a repurchase mandate to the directors to repurchase shares of the Company. | 4,091,255,883 ( 99.9997%) | 11,000 ( 0.0003%) | 4,091,266,883 |

| | | | | |
|---|---|---|---|---|
| 11 | To extend the issue mandate granted to the directors to issue shares by the number of shares repurchased. | 4,081,548,942 ( 99.762%) | 9,717,441 ( 0.238%) | 4,091,266,383 |
| 12 | To approve and adopt the proposed amendments to the restricted share unit scheme. | 4,091,245,313 ( 99.9995%) | 21,070 ( 0.0005%) | 4,091,266,383 |
| 13 | To approve the scheme mandate to the directors to allot, issue and deal with additional shares under the restricted share unit scheme. | 4,086,331,222 ( 99.879%) | 4,935,161 ( 0.121%) | 4,091,266,383 |

Shareholders may refer to the notice of the AGM and the circular of the Company dated April 10, 2008 for details of the above resolutions.

As at the date of the AGM, the issued share capital of the Company was 5,052,356,500 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM.

On behalf of the Board
**MA Yun, Jack**
*Chairman*

Hong Kong, May 5, 2008

As at the date of this announcement, the composition of our board is as follows:

***Chairman and Non-executive Director***
MA Yun, Jack

***Executive Directors***
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

***Non-executive Directors***
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

***Independent Non-executive Directors***
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

Alibaba.com
阿里巴巴

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*
**(Stock code: 1688)**

## FURTHER TIME REQUIRED FOR THE APPOINTMENT OF AN ADDITIONAL INDEPENDENT NON-EXECUTIVE DIRECTOR

Alibaba.com requires further time to identify and nominate a suitably qualified, independent candidate who possesses relevant e-commerce experience for appointment as the company's additional independent non-executive director.

The board of directors of Alibaba.com Limited ("**Alibaba.com**") wishes to inform shareholders that we will require further time to identify and nominate a suitably qualified, independent candidate who possesses relevant e-commerce experience for appointment as our company's fourth independent non-executive director. Currently, our board consists of thirteen directors of whom three are independent non-executive directors.

During its review of Alibaba.com's application for listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the Listing Committee of the Stock Exchange expressed the view that our board of directors should include a fourth independent non-executive director in order to further enhance its capability to operate independently if situations of potential conflict arise between us and our controlling shareholder, Alibaba Group Holding Limited. In order to address this concern and in the interest of further improving our corporate governance, we committed, as stated on page 143 of our prospectus dated October 23, 2007, to appoint an additional independent non-executive director with relevant e-commerce experience. We further stated that our board had commenced a review of potential candidates and aimed to identify a suitable candidate for such appointment as soon as practicable, but in any event within six months following the completion of our initial public offering, i.e., by May 6, 2008.

During the past six months, our board identified and approached a number of potential candidates who may possess the relevant e-commerce experience as well as the necessary degree of independence as required under the Rules Governing the Listing of Securities on the Stock Exchange. Unfortunately, due to the limited pool of available candidates who can satisfy both the aforesaid conditions, we still have not been able to find a suitable person for appointment as an independent non-executive director of Alibaba.com at this stage. There are a number of well-experienced candidates in our industry who possess strong e-commerce experience, but many of these qualified people are either working or are otherwise connected with our competitors, or our own company, our parent group or our substantial shareholders of our parent group, thus rendering them unsuitable for appointment as our independent non-executive director.

In light of the difficulties that we have encountered so far, and having assessed the current progress in our search, it becomes apparent to our board that our original plan of appointing an additional non-independent director within six months following completion of our initial public offering, i.e. by May 6, 2008, is no longer practicable, and we will require further time to identify and nominate a suitable candidate. We will continue with our search efforts and are committed to appointing the additional non-independent director as soon as practicable. We will keep our shareholders informed of the progress and development in due course.

On behalf of the Board
**MA Yun, Jack**
*Chairman*

Hong Kong, May 5, 2008

As at the date of this announcement, the composition of our board is as follows:

***Chairman and Non-executive Director***
MA Yun, Jack

***Executive Directors***
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

***Non-executive Directors***
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

***Independent Non-executive Directors***
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

# ALIBABA.COM LIMITED
# 阿里巴巴網絡有限公司

*(Incorporated in the Cayman Islands with limited liability)*
(Stock code: 1688)

# ANNOUNCEMENT OF UNAUDITED FINANCIAL REVIEW FOR THE QUARTER ENDED MARCH 31, 2008

## FINANCIAL (UNAUDITED) AND OPERATIONAL HIGHLIGHTS

| | 1Q2008 | 1Q2007 | Change | 4Q2007 | Change |
|---|---|---|---|---|---|
| **Revenue (RMB million)** | **680.1** | **443.9** | **+53.2%** | **634.6** | **+7.2%** |
| **Profit attributable to equity owners (RMB million)** | **300.7** | **142.1** | **+111.7%** | **114.8** *(Note 1)* | **+162.0%** *(Note 1)* |
| **Basic and diluted earnings per share (HK$)** | **6.47 cents** | **2.96 cents** | **+118.6%** | **2.48 cents** *(Note 1)* | **+160.9%** *(Note 1)* |
| **Registered users** | **29,706,067** | **21,642,479** | **+37.3%** | **27,599,959** | **+7.6%** |
| *International marketplace* | *4,888,391* | *3,444,122* | *+41.9%* | *4,405,557* | *+11.0%* |
| *China marketplace* | *24,817,676* | *18,198,357* | *+36.4%* | *23,194,402* | *+7.0%* |
| **Storefronts** | **3,221,346** | **2,225,695** | **+44.7%** | **2,956,846** | **+8.9%** |
| *International marketplace* | *753,066* | *549,676* | *+37.0%* | *697,563* | *+8.0%* |
| *China marketplace* | *2,468,280* | *1,676,019* | *+47.3%* | *2,259,283* | *+9.3%* |
| **Paying Members** *(Note 2)* | **327,118** | **241,252** | **+35.6%** | **305,545** | **+7.1%** |
| *Gold Supplier* | *28,548* | *20,064* | *+42.3%* | *27,384* | *+4.3%* |
| *International TrustPass* | *12,533* | *11,881* | *+5.5%* | *12,152* | *+3.1%* |
| *China TrustPass* | *286,037* | *209,307* | *+36.7%* | *266,009* | *+7.5%* |

*Notes:*

1. *Excluded interest income related to our IPO oversubscription in the fourth quarter of 2007.*
2. *Include paying members with active storefront listings on our international and China marketplaces as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.*

The board of directors of Alibaba.com Limited (our "Company" or "Alibaba.com") is pleased to announce the unaudited results for the quarter ended March 31, 2008, together with comparative figures for the corresponding period in 2007 and the quarter ended December 31, 2007, as follows:

## UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE QUARTER ENDED MARCH 31, 2008

| | 1Q 2008 RMB'000 | 1Q 2007 RMB'000 | 1Q 2008 RMB'000 | 4Q 2007 RMB'000 | |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| - International marketplace | 464,164 | 324,768 | 464,164 | 445,182 | |
| - China marketplace | 215,917 | 119,139 | 215,917 | 189,373 | |
| **Total revenue** | **680,081** | **443,907** | **680,081** | **634,555** | |
| Cost of revenue | (78,926) | (57,400) | (78,926) | (80,830) | |
| **Gross profit** | **601,155** | **386,507** | **601,155** | **553,725** | |
| Sales and marketing expenses | (201,743) | (146,618) | (201,743) | (250,532) | |
| Product development expenses | (36,592) | (27,264) | (36,592) | (36,928) | |
| General and administrative expenses | (72,210) | (40,617) | (72,210) | (82,547) | |
| Other operating income | 21,255 | 247 | 21,255 | 2,915 | |
| **Profit from operations** | **311,865** | **172,255** | **311,865** | **186,633** | |
| Finance income, net | 48,548 | 8,372 | 48,548 | 315,017 | (Note 3) |
| **Profit before income taxes** | **360,413** | **180,627** | **360,413** | **501,650** | |
| Income tax charges | (59,698) | (38,562) | (59,698) | (36,331) | |
| **Profit attributable to equity owners of the Company** | **300,715** | **142,065** | **300,715** | **465,319** | (Note 3) |
| **Earnings per share, basic and diluted (RMB)** | **RMB5.95 cents** | **RMB2.94 cents** | **RMB5.95 cents** | **RMB9.57 cents** | (Note 4) |
| **Earnings per share, basic and diluted (HK$)** | **HK$6.47 cents** | **HK$2.96cents** | **HK$6.47 cents** | **HK$10.04 cents** | (Note 4) |

*Notes:*

3. *Included interest income of RMB350,534,000 related to our IPO oversubscription in the fourth quarter of 2007.*
4. *Earnings per share, basic and diluted, would be RMB2.36 cents or HK$2.48 cents (non-GAAP) if the interest income related to our IPO oversubscription in the fourth quarter of 2007 was excluded. The translation of Renminbi amounts into Hong Kong dollars has been made at the rate of RMB 0.9193 to HK$1.0000 for the first quarter of 2008 (first and fourth quarter of 2007: RMB0.9951 and RMB0.9540 to HK$1.0000). No representation is made that the Renminbi amounts have been, could have been or could be converted to Hong Kong dollars or vice versa, at that rate, or at any rate or at all.*

# ADDITIONAL FINANCIAL DATA (UNAUDITED)

| | 1Q 2008 RMB'000 | 1Q 2007 RMB'000 | 1Q 2008 RMB'000 | 4Q 2007 RMB'000 |
|---|---|---|---|---|
| **Revenue** | | | | |
| **International marketplace** | | | | |
| Gold Supplier | 447,630 | 317,503 | 447,630 | 428,661 |
| International Trustpass | 8,994 | 7,265 | 8,994 | 9,296 |
| Other revenue (Note 5) | 7,540 | - | 7,540 | 7,225 |
| | **464,164** | **324,768** | **464,164** | **445,182** |
| **China marketplace** | | | | |
| China TrustPass | 206,127 | 118,790 | 206,127 | 179,054 |
| Other revenue (Note 6) | 9,790 | 349 | 9,790 | 10,319 |
| | **215,917** | **119,139** | **215,917** | **189,373** |
| **Total** | **680,081** | **443,907** | **680,081** | **634,555** |
| **Recurring Free Cash Flow (Non-GAAP)** | | | | |
| Net cash generated from operating activities | 287,254 | 328,910 | 287,254 | 556,990 |
| Purchase of property and equipment, excluding payment for land use rights and construction costs of corporate campus project | (13,805) | (22,180) | (13,805) | (60,964) |
| **Total** | **273,449** | **306,730** | **273,449** | **496,026** |
| **Share based compensation** | **44,873** | **28,037** | **44,873** | **63,816** |
| | **As of March 31, 2008 RMB'000** | **As of March 31, 2007 RMB'000** | **As of March 31, 2008 RMB'000** | **As of December 31, 2007 RMB'000** |
| **Cash and short-term term deposits** | **5,432,622** | **1,580,149** | **5,432,622** | **5,273,552** |
| **Deferred revenue and customer advances** | **1,913,587** | **1,480,551** | **1,913,587** | **1,919,849** |

*Notes:*

5. *Other revenue earned with respect to our international marketplace mainly represents commission income from Alisoft, a subsidiary of our controlling shareholder, for cross-selling of Alisoft Export Edition to our customers.*
6. *Other revenue earned with respect to our China marketplace mainly represents advertising fees paid by third party advertisers, some of which were earned through an agency arrangement with a subsidiary of our controlling shareholder.*

# OVERVIEW OF OUR BUSINESS HIGHLIGHTS IN THE FIRST QUARTER OF 2008

In the first quarter of 2008, our Company achieved significant progress in business development and attained solid growth in revenue and profitability in both of our marketplaces. Our business highlights are summarized below:

***International marketplace***

Registered users in our international marketplace increased strongly by 1,444,269 from 3,444,122 as of March 31, 2007 to 4,888,391 as of March 31, 2008 and by 482,834 from 4,405,557 as of December 31, 2007, reflecting the expanding network effect of our marketplace. Gold Supplier members increased by 8,484 from 20,064 as of March 31, 2007 to 28,548 as of March 31, 2008, and by 1,164 from 27,384 at the end of 2007. The slower quarter-on-quarter growth in the number of paying members reflected the impact of seasonality in customer acquisition, the serious national snow storms which hit China in February and the resulting limited sales activities in certain regions across the country, as well as the restructuring of our sales force during the period. In order to achieve a higher level of customer satisfaction and sales productivity in the long-term, we restructured our Gold Supplier sales force into two teams that focus on customer acquisition and customer retention, respectively. During the transition period, the number of new customer visits declined and the retention process was lengthened.

Our International TrustPass members increased by 652 from 11,881 as of March 31, 2007 to 12,533 as of March 31, 2008 and by 381 from 12,152 at the end of 2007. We expect the growth in the number of International TrustPass members to improve when we launch planned new initiatives in the second quarter of 2008.

The results of our international marketplace also include the commission income we received for the sale of Alisoft Export Edition to our customers. In the first quarter of 2008, we accelerated the sale of the Alisoft export edition and result was well received.

We continue making significant progress in broadening our service geographically. On April 29, 2008 , we entered into a strategic partnership with Infomedia India Limited ("Infomedia"), one of the largest B2B media companies in India, to develop the India market. The Alibaba.com and Infomedia partnership will combine our expertise in online e-commerce and Infomedia's relationship and reach of Indian SMEs. We are also in the final stages of completing our joint venture with Softbank as well as our business strategy and plans for the Japan market.

The credit crisis and the looming slow down of the US economy is creating pressure on the global trade environment. Nevertheless, we observed increased buyer activities in our international marketplace during the first quarter of 2008. We are actively monitoring the situation and will take proactive steps to seek to minimize the potential impact from any downturn of the US economy, including new sales initiatives that we have already commenced. In addition to our geographic expansion as mentioned above, we will focus more on marketing our services to SMEs in industries that we believe are less likely to be affected by the slowing US economy. We will also leverage on the growth of the Chinese domestic economy and trade activity to further develop our fast growing China marketplace.

***China marketplace***

Our China marketplace has shown strong growth, which is in line with the increased Internet penetration in China. Registered users in our China marketplace increased by 6,619,319 from 18,198,357 as of March 31, 2007 to 24,817,676 as of March 31, 2008, and increased by 1,623,274 from 23,194,402 as of December 31, 2007. As of March 31, 2008, our China marketplace had 286,037 paying China TrustPass members, a net increase of 76,730 from 209,307 as of March 31, 2007 and a net increase of 20,028 from 266,009 at the end of 2007. Sales of our value-added services have also grown significantly, contributing to the increase of average spending per member. In particular, revenue generated from the addition of two new keyword bidding positions and of premium placement banner display that we launched in the fourth quarter of 2007 has shown robust growth.

The results of our China marketplace also benefited from the growth in sales of branded advertisements on our website.

Consistent with our strategic plan to build and improve the Internet infrastructure for SMEs in China and the Alibaba ecosystem, on April 11, 2008, we launched a new product called "Win Port" on our China marketplace, which helps SMEs build their own Internet presence through our marketplace. The service provides our members with domain names, unlimited product listing, self-designed storefronts, as well as certain CRM tools for collecting and analyzing user behavior. "Win Port" is currently under free trial by our users and members. We believe this service will further increase the stickiness of our marketplace and help lower the entry barriers for Internet trading by our SME members, while potentially providing us with additional revenue in the future.

## REVIEW OF OUR FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2008

Alibaba.com reported **total revenue** of RMB680.1 million in the first quarter of 2008, representing a 53.2% increase from the same period of 2007 and a 7.2% increase from the fourth quarter of 2007. The increase year-on-year was driven mainly by increase in the number of paying members of our combined marketplaces as well as increased spending by our paying members.

Alibaba.com had 327,118 **paying members** as of March 31, 2008, representing a 35.6% increase from the first quarter of 2007 and a 7.1% increase from the fourth quarter of 2007.

**Revenue from our international marketplace** increased to RMB464.2 million in the period, a 42.9% increase year-on-year and a 4.3% increase quarter-on-quarter. The growth year-on-year was primarily due to increases in the number of Gold Supplier members and sale of value-added services. In addition, we recognized other revenue of RMB7.5 million from the cross-selling of Alisoft Export Edition.

**Revenue from our China marketplace** increased to RMB215.9 million in the period, an 81.2% increase year-on-year and a 14.0% increase quarter-on-quarter. The growth, both year-on-year and quarter-on-quarter, reflected the increased number of paying members as well as increased average spending per member.

**Gross profit** increased by 55.5% year-on-year from RMB386.5 million in the same period last year to RMB 601.2 million and by 8.6 % quarter-on-quarter from RMB553.7 million in the fourth quarter of 2007. Our **gross margin** improved to 88.4% in the period from 87.1% in the same period last year and 87.3% in the fourth quarter of 2007.

## OUTLOOK

Our results in the first quarter of 2008 reflected the continued achievement of our business development efforts. Looking ahead, the restructuring of our sales team will continue to go through an adjustment period in the second quarter. The slowing US economy will continue to pose challenges to the global trading environment, but we believe we are well prepared to mitigate the potential effects by continuous development of our China marketplace as well as focusing on industries and regions less likely to be affected. We believe that with our management focus on rolling out these new initiatives, we are well positioned to meet the challenges ahead and will continue to deliver good results.

## REVIEW OF INTERIM FINANCIAL INFORMATION

Our results for the first quarter ended March 31, 2008 were reviewed by our audit committee. Our audit committee meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by Alibaba.com and the internal control and financial reporting matters.

*As at the date of this announcement, the composition of our board is as follows:*

*Chairman and Non-executive Director*
MA Yun, Jack

*Executive Directors*
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

*Non-executive Directors*
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

*Independent Non-executive Directors*
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

On behalf of the Board
Wei Zhe, David
Chief Executive Officer
and Executive Director

Hong Kong, May 6, 2008

A copy of this announcement can be obtained from our website at http://ir.alibaba.com

END